Registration No. 333-160951
                                                     Registration No. 811-07659
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM N-4/A

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]

         Pre-Effective Amendment No. 3                                     [X]


         Post-Effective Amendment No.                                      [ ]


                                     AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ ]


         Amendment No. 237                                                 [X]


                        (Check appropriate box or boxes)

                              --------------------

                            SEPARATE ACCOUNT No. 49
                                       of
                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                              --------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)

             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234

                              --------------------



                                   DODIE KENT
                  VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                      AXA Equitable Life Insurance Company
              1290 Avenue of the Americas, New York, New York 10104
                     (Name and Address of Agent for Service)


                              --------------------

                  Please send copies of all communications to:

                           CHRISTOPHER E. PALMER, ESQ.
                               GOODWIN PROCTER LLP
                            901 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20001

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

         Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

         It is proposed that this filing will become effective (check appropriate box):

  [ ]    Immediately upon filing pursuant to paragraph (b) of Rule 485.

  [ ]    On (DATE) pursuant to paragraph (b) of Rule 485.

  [ ]    60 days after filing pursuant to paragraph (a)(1) of Rule 485.

  [ ]    On (date) pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:

  [ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

         Units of interest in Separate Account 49 under variable annuity contracts.

                                      NOTE

This Pre-Effective Amendment No. 3 ("PEA") on Form N-4/A Registration Statement No. 333-160951 ("Registration Statement") of AXA Equitable Life Insurance Company ("AXA Equitable") and its Separate Account No. 49 is being filed for the purpose of including in the Registration Statement the additions/modifications reflected in the Prospectus and Statement of Additional Information. Part C has also been updated pursuant to the requirements of Form N-4. The PEA does not amend any other part of the Registration Statement except as specifically noted herein.

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Retirement Cornerstone(SM) Series

A combination variable and fixed deferred annuity contract

PROSPECTUS DATED NOVEMBER 23, 2009

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

--------------------------------------------------------------------------------

WHAT IS THE RETIREMENT CORNERSTONE(SM) SERIES?

The Retirement Cornerstone(SM) Series are deferred annuity contracts issued by AXA Equitable Life Insurance Company. This series consists of Retirement Cornerstone(SM) Series B ("Series B"), Retirement Cornerstone(SM) Series C ("Series C"), Retirement Cornerstone(SM) Series L ("Series L") and Retirement Cornerstone Series CP(SM) (1) ("Series CP(SM)". The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection as well. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our "investment options": (i) variable investment options, (ii) the guaranteed interest option, or (iii) the account for special dollar cost averaging or the account for special money market dollar cost averaging (together, the "Special DCA programs").(2)

This Prospectus is not your contract, although this Prospectus provides a description of all material provisions under the contract regarding its features, benefits, rights and obligations. Your contract (including any endorsements, riders and data pages as identified in your contract) is the entire contract between you and AXA Equitable and governs with respect to all features, benefits, rights and obligations. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.


The contract may not currently be available in all states. In addition, certain features and benefits described in this Prospectus may vary in your state and may not be available at the time you purchase the contract. See Appendix IV later in this Prospectus. All features and benefits may not be available in all contracts or from all selling broker-dealers. We have the right to restrict availability of any optional feature or benefit. Not all optional features and benefits may be available in combination with other optional features and benefits. We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. If you elect a Guaranteed benefit and we discontinue contributions to the contract or contributions and/or transfers to the Guaranteed benefit variable investment options, you will no longer be able to fund your Guaranteed benefit(s).
----------------------

(1) For Series CP(SM) contracts only, we allocate a Credit to your account value at the same time we allocate your contribution. Under the Series CP(SM) contracts, a portion of the withdrawal charge and mortality and expense risks charge are used to recover the cost of providing the Credit. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. Certain contracts in the Retirement Cornerstone(SM) Series that do not offer a Credit may have lower overall charges associated with them.


(2) The account for special dollar cost averaging is only available with Series B and Series L contracts. The account for special money market dollar cost averaging is only available with Series C and Series CP(SM) contracts.


In order to purchase certain benefits, you must select specified investment options. See "What are your investment options under the contract?" and "Allocating your contributions" in "Contract features and benefits" later in this Prospectus for more information on applicable allocation requirements.


TYPES OF CONTRACTS. We offer the contracts for use as:

o    A nonqualified annuity ("NQ") for after-tax contributions only.

o    An individual retirement annuity ("IRA"), either traditional IRA or Roth
     IRA.


o Traditional and Roth Inherited IRA beneficiary continuation contract ("Inherited IRA") (direct transfer and specified direct rollover contributions only).


o An annuity that is an investment vehicle for a qualified plan ("QP") (whether defined contribution or defined benefits; transfer contributions only).


Not all types of contracts are available with each version of the Retirement Cornerstone(SM) Series contracts. See "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information.


The optional guaranteed benefits under the contract include: (i) the Guaranteed income benefit ("GIB"), (ii) the Return of Principal death benefit; (iii) the Annual Ratchet death benefit; and (iv) the "Greater of" death benefit (collectively, the "Guaranteed benefits").


The registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated November 23, 2009, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.





THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF
PRINCIPAL.
                                                                  X02806/C-Stone
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Our variable investment options are subaccounts offered through Separate
Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of one of the following trusts (the "Trusts"):

     o  AXA Premier VIP Trust

     o  EQ Advisors Trust


Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions and allocations to any of the variable investment options.


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Contents of this Prospectus

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RETIREMENT CORNERSTONE(SM) SERIES
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Index of key words and phrases                                               5
Who is AXA Equitable?                                                        7
How to reach us                                                              8
Retirement Cornerstone(SM) Series at a glance -- key features               10


--------------------------------------------------------------------------------
FEE TABLE                                                                   13
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Examples                                                                    15
Condensed financial information                                             16


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1. CONTRACT FEATURES AND BENEFITS                                           17
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How you can purchase and contribute to your contract                        17
Owner and annuitant requirements                                            36
How you can make your contributions                                         36
What are your investment options under the contract?                        37
Portfolios of the Trusts                                                    39
Allocating your contributions                                               40
Dollar cost averaging                                                       42
Credits (for Series CP(SM) contracts)                                       44
Guaranteed minimum death benefit and
     Guaranteed income benefit base                                         45

How withdrawals affect your Guaranteed benefits                             47

Guaranteed income benefit                                                   48
Death benefit                                                               52
Dropping a Guaranteed benefit                                               52
Inherited IRA beneficiary continuation contract                             53
Your right to cancel within a certain number of days                        54


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2. DETERMINING YOUR CONTRACT'S VALUE                                        55
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Your account value and cash value                                           55
Your contract's value in the variable investment options                    55
Your contract's value in the guaranteed interest option                     55
Your contract's value in the account for special dollar
     cost averaging                                                         55
Effect of your account values falling to zero                               55


----------------------
"We," "our," and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

                                                  Contents of this Prospectus  3
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3. TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS                         57
--------------------------------------------------------------------------------
Transferring your account value                                             57
Disruptive transfer activity                                                58
Rebalancing among your Non-Guaranteed benefit variable
     investment options and guaranteed interest option                      59


--------------------------------------------------------------------------------
4. ACCESSING YOUR MONEY                                                     61
--------------------------------------------------------------------------------
Withdrawing your account value                                              61

How withdrawals are taken from your Total account value                     64

Withdrawals treated as surrenders                                           64
Surrendering your contract to receive its cash value                        65
When to expect payments                                                     65
Your annuity payout options                                                 65


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5. CHARGES AND EXPENSES                                                     69
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Charges that AXA Equitable deducts                                          69
Charges that the Trusts deduct                                              72
Group or sponsored arrangements                                             72
Other distribution arrangements                                             73


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6. PAYMENT OF DEATH BENEFIT                                                 74
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Your beneficiary and payment of benefit                                     74

Non-spousal joint owner contract continuation                               75
Spousal continuation                                                        75

Beneficiary continuation option                                             76


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7. TAX INFORMATION                                                          78
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Overview                                                                    78
Buying a contract to fund a retirement arrangement                          78
Transfers among investment options                                          78
Taxation of nonqualified annuities                                          78
Individual retirement arrangements (IRAs)                                   80
     Traditional individual retirement annuities (traditional IRAs)         81
     Roth individual retirement annuities (Roth IRAs)                       85
Federal and state income tax withholding and
     information reporting                                                  88
Special rules for contracts funding qualified plans                         89
Impact of taxes to AXA Equitable                                            89


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8. MORE INFORMATION                                                         90
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About Separate Account No. 49                                               90
About the Trusts                                                            90
About the general account                                                   90
About other methods of payment                                              91
Dates and prices at which contract events occur                             91
About your voting rights                                                    92
Misstatement of age                                                         92
Statutory compliance                                                        92
About legal proceedings                                                     92
Financial statements                                                        93
Transfers of ownership, collateral assignments,
     loans and borrowing                                                    93
About Custodial IRAs                                                        93
Distribution of the contracts                                               93


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APPENDICES
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   I -- Purchase considerations for QP contracts                           A-1


  II -- Benefit base example                                               B-1

 III -- Hypothetical illustrations                                         C-1
  IV -- State contract availability and/or variations of certain
          features and benefits                                            D-1

  V --  Examples of Automatic payment plans                                E-1



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STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
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4  Contents of this Prospectus
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Index of key words and phrases

--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this Prospectus.



                                                                Page
   account for special dollar cost averaging                    42
   account for special money market dollar cost averaging       43
   administrative charge                                        70
   annual administrative charge                                 70
   Annual Ratchet to age 85 benefit base                        46
   Annual Ratchet to age 95 benefit base                        46
   Annual Ratchet death benefit                                 46
   Annual Roll-up rate                                          49
   Annual withdrawal amount                                     49
   annuitant                                                    17
   annuitization                                                65
   annuity maturity date                                        67
   annuity payout options                                       65
   automatic investment program                                 91
   beneficiary                                                  74
   Beneficiary continuation option                              76
   business day                                                 91
   cash value                                                   55
   charges for state premium and other applicable taxes         72
   contract date                                                36
   contract date anniversary                                    36
   contract year                                                36
   contributions to Roth IRAs                                   85
      regular contributions                                     85
      rollovers and direct transfers                            86
      conversion rollover contributions                         86
   contributions to traditional IRAs                            81
      regular contributions                                     81
      rollovers and direct transfers                            82
   Credit                                                       44
   Custom Selection Rules                                       40
   disability, terminal illness or confinement to nursing home  71
   disruptive transfer activity                                 58
   distribution charge                                          69
   ERISA                                                        73
   fixed-dollar option                                          44
   free look                                                    54
   free withdrawal amount                                       71
   general account                                              90
   general dollar cost averaging                                44
   guaranteed interest option                                   40
   Guaranteed benefit account value                             55
   Guaranteed benefit variable investment options               37
   Guaranteed minimum death benefit                             52
   Guaranteed minimum death benefit and Guaranteed
      income benefit base                                       45


                                                                Page
   GIB and "Greater of" death benefit base reset                47
   GIB Roll-up benefit base                                     46
   Guaranteed income benefit                                    48
   Guaranteed income benefit charge                             72
   Inherited IRA                                             cover
   investment options                                        cover
   Investment simplifier                                        44
   IRA                                                       cover
   IRS                                                          78
   lifetime required minimum distribution withdrawals           63
   market timing                                                58
   Mortality and expense risks charge                           69
   Non-Guaranteed benefit account value                         55
   Non-Guaranteed benefit variable investment options           37
   NQ                                                        cover
   Online Account Access                                         8
   partial withdrawals                                          62
   Portfolio                                                 cover
   processing office                                             8
   QP                                                        cover
   rebalancing                                                  59
   Renewal rate                                                 49
   Roth IRA                                                  cover
   SAI                                                       cover
   Separate Account No. 49                                      90
   Special DCA program                                          42
   special dollar cost averaging                                42
   special money market dollar cost averaging                   43
   Spousal continuation                                         75
   substantially equal withdrawals                              63
   systematic account sweep program                             59
   systematic withdrawals                                       62
   ten-year Treasuries formula rate                             49
   Total account value                                          55
   TOPS                                                          8
   traditional IRA                                           cover
   Trusts                                                       90
   unit                                                         55
   variable investment options                                  38
   wire transmittals and electronic applications                91
   withdrawal charge                                            70




                                               Index of key words and phrases  5
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To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.



--------------------------------------------------------------------------------
Prospectus                                    Contract or Supplemental Materials
--------------------------------------------------------------------------------
Total account value                           Annuity Account Value
unit                                          Accumulation Unit
Guaranteed minimum death benefit              Guaranteed death benefit
guaranteed interest option                    Guaranteed Interest Account
Guaranteed benefit account value              Guaranteed Benefit Annuity
                                              Account Value
Guaranteed benefit variable investment        Guaranteed Benefit Account
options and contributions to a Special
DCA program designated for the
Guaranteed benefit variable investment
options
Non-Guaranteed benefit account value          Non-Guaranteed Benefit Annuity
                                              Account Value
Non-Guaranteed benefit variable investment    Long-Term Accumulation Account
options, the guaranteed interest option and
contributions to a Special DCA program
designated for the Non-Guaranteed benefit
variable investment options


6 Index of key words and phrases
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Who is AXA Equitable?

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We are AXA Equitable Life Insurance Company ("AXA Equitable"), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $543.2 billion in assets as of December 31, 2008. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


                                                        Who is AXA Equitable?  7
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HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

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 FOR CORRESPONDENCE WITH CHECKS:
--------------------------------------------------------------------------------

FOR CONTRIBUTIONS SENT BY REGULAR MAIL:
     Retirement Cornerstone(SM) Series
     P.O. Box 1577
     Secaucus, NJ 07096-1577

FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:
     Retirement Cornerstone(SM) Series
     500 Plaza Drive, 6th Floor
     Secaucus, NJ 07094

--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITHOUT CHECKS:
--------------------------------------------------------------------------------

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY REGULAR MAIL:
     Retirement Cornerstone(SM) Series
     P.O. Box 1547
     Secaucus, NJ 07096-1547


FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:
     Retirement Cornerstone(SM) Series
     500 Plaza Drive, 6th Floor
     Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.

--------------------------------------------------------------------------------
 REPORTS WE PROVIDE:
--------------------------------------------------------------------------------

o written confirmation of financial transactions and certain non-financial transactions, including termination of a systematic withdrawal option;

o statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

o annual statement of your contract values as of the close of the contract year.

--------------------------------------------------------------------------------
 TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND
 ONLINE ACCOUNT ACCESS SYSTEMS:
--------------------------------------------------------------------------------


TOPS is designed to provide you with up-to-date information via touch-tone telephone. Online Account Access is designed to provide this information through the Internet. You can obtain information on:

o your current Total account value, Guaranteed benefit account value, and Non-Guaranteed benefit account value;

o    your current allocation percentages;

o    the number of units you have in the variable investment options;

o    the daily unit values for the variable investment options; and

o performance information regarding the variable investment options (not available through TOPS).

You can also:

o change your allocation percentages and/or transfer among the investment options subject to certain restrictions;

o    elect to receive certain contract statements electronically;

o enroll in, modify or cancel a rebalancing program of your Non-Guaranteed benefit account value (through Online Account Access only) (when available);

o request a quote of your Annual withdrawal amount (through Online Account Access) (when available);

o    change your address (not available through TOPS);

o change your TOPS personal identification number ("PIN") (through TOPS only) and your Online Account Access password (through Online Account Access only); and

o    access Frequently Asked Questions and Service Forms (not available through
     TOPS).

TOPS and Online Account Access are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-888-909-7770. You may access Online Account Access by visiting our website at www.axa-equitable.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.


8  Who is AXA Equitable?
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We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing." See "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus for more information.

--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:
--------------------------------------------------------------------------------

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on any business day from 8:30 a.m. until 5:30 p.m., Eastern Time.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1) authorization for telephone transfers by your financial profes sional (available only for contracts distributed through AXA Distributors);

(2)  conversion of a traditional IRA to a Roth IRA contract;

(3)  election of the automatic investment program;

(4)  tax withholding elections;

(5)  election of the beneficiary continuation option;

(6)  IRA contribution recharacterizations;

(7)  Section 1035 exchanges;

(8)  direct transfers and specified direct rollovers;


(9) requests to opt out of an automatic reset that is subject to an increase in a charge or reinstate automatic resets both your Roll-up to age 95 benefit base ("GIB Roll-up benefit base") and your Roll-up to age 85 benefit base (together, the "Roll-up benefit bases") benefit base;


(10) death claims;

(11) change in ownership (NQ only, if available under your contract);

(12) purchase by, or change of ownership to, a non-natural owner;

(13) requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed income benefit;

(14) requests to drop your Guaranteed income benefit or your Guar anteed minimum death benefit;

(15) requests to collaterally assign your NQ contract;

(16) requests to transfer, re-allocate, rebalance (if available), make subsequent contributions and change your future allocations (except that certain transactions may be permitted through TOPS and the Online Account Access systems); and

(17) requests to enroll in or cancel the systematic account sweep program.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1)  beneficiary changes;

(2)  contract surrender and withdrawal requests;

(3) general dollar cost averaging (including the fixed dollar and interest sweep options);

(4)  special dollar cost averaging (if available); and

(5)  special money market dollar cost averaging (if available).

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)  automatic investment program;

(2) general dollar cost averaging (including the fixed dollar and interest sweep options);

(3)  special dollar cost averaging (if available);

(4)  special money market dollar cost averaging (if available);

(5)  substantially equal withdrawals;

(6)  systematic withdrawals; and

(7)  the date annuity payments are to begin.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION AT LEAST 30 CALENDAR DAYS PRIOR TO YOUR CONTRACT DATE ANNIVERSARY:


(1) opt out of an automatic reset of a Roll-up benefit base that is subject to an increase in a charge.


----------------------
You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.

SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.


                                                        Who is AXA Equitable?  9
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Retirement Cornerstone(SM) Series at a glance -- key features

--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
FOUR CONTRACT VERSIONS      This Prospectus describes four versions of the Retirement Cornerstone(SM) Series contract -- Series B,
                            Series C, Series L, and Series CP(SM). Each version provides for the accumulation of retirement savings and income, offers income and death benefit protection, and offers various payout options. Also, each version offers the Guaranteed income benefit and Guaranteed minimum death benefits.

                            Each version provides a different charge structure. For details, please see the summary of the contract features below, the "Fee table" and "Charges and Expenses" later in this Prospectus.

                            Each version is subject to different contribution rules, which are described in "Contribution amounts"
                            later in this section and in "How you can purchase and contribute to your contract" in "Contracts features and benefits" later in this Prospectus.

                            The chart below shows the availability of key features under each version of the contract.

                                                        SERIES B      SERIES CP(SM)       SERIES L       SERIES C
                            --------------------------------------------------------------------------------------------------------
                            Special dollar cost          Yes          No                  Yes            No
                            averaging
                            --------------------------------------------------------------------------------------------------------
                            Special money market         No           Yes                 No             Yes
                            dollar cost averaging
                            --------------------------------------------------------------------------------------------------------
                            Credits                      No           Yes                 No             No

                            Throughout the Prospectus, any differences among the contract versions are identified.

                            You should work with your financial professional to decide which version of the contract may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.
------------------------------------------------------------------------------------------------------------------------------------
PROFESSIONAL INVESTMENT     The Retirement Cornerstone(SM) Series' variable investment options invest in different Portfolios
MANAGEMENT                  managed by professional investment advisers.
------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED INTEREST         o Principal and interest guarantees.
OPTION
                            o Interest rates set periodically.
------------------------------------------------------------------------------------------------------------------------------------
TAX CONSIDERATIONS          o No tax on earnings inside the contract until you make withdrawals from your contract or receive annuity payments.
                            --------------------------------------------------------------------------------------------------------
                            o No tax on transfers among investment options inside the contract.
                            --------------------------------------------------------------------------------------------------------
                            If you are purchasing or contributing to an annuity contract which is an Individual Retirement Annuity
                            (IRA) , or to fund an employer retirement plan (QP or Qualified Plan), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue
                            Code for these types of arrangements. Before purchasing or contributing to one of the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities compared with any other investment that you may use in connection with your retirement plan or arrangement. Depending on your personal situation, the contract's guaranteed benefits may have limited usefulness because of required minimum distributions ("RMDs").
------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED INCOME BENEFIT   Beginning in the sixth contract year, if your guaranteed annual lifetime payments ("Lifetime GIB
("GIB")                     payments") have not begun, you may withdraw up to your "Annual withdrawal amount without reducing your
                            GIB Roll-up benefit bases. The GIB also guarantees Lifetime GIB payments, which will begin automatically at the earliest of (i) the contract date anniversary following the date your Guaranteed benefit account value falls to zero, except as the result of a withdrawal in excess of your Annual withdrawal amount ("Excess withdrawal"); (ii) the contract date anniversary following your 95th birthday; and (iii) your contract's maturity date. Lifetime GIB payments can be on a single or joint life basis. An Excess withdrawal that reduces your Guaranteed benefit account value to zero will cause your benefit to terminate. See "Lifetime GIB payments" and "Annual withdrawal amount" under "Guaranteed income benefit" in "Contract features and benefits" later in this Prospectus. Investment restrictions apply.
------------------------------------------------------------------------------------------------------------------------------------


10 Retirement Cornerstone(SM) Series at a glance -- key features
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
------------------------------------------------------------------------------------------------------------------------------------
GUARANTEED MINIMUM          o Return of Principal death benefit
DEATH BENEFITS ("GMDB")
                            o Annual Ratchet death benefit

                            o "Greater of" death benefit
------------------------------------------------------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS        The chart below shows the minimum initial and, in parenthesis, subsequent contribution amounts under the contracts. Please see "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information, including important limitations on contributions.

                                                        SERIES B           SERIES CP(SM)       SERIES L            SERIES C
                            --------------------------------------------------------------------------------------------------------
                            NQ                          $5,000 ($500)*     $10,000 ($500)*     $10,000 ($500)*     $25,000 ($500)*
                            --------------------------------------------------------------------------------------------------------
                            Traditional or
                            Roth IRA                    $5,000 ($50)*      $10,000 ($50)*      $10,000 ($50)*      $25,000 ($50)*
                            --------------------------------------------------------------------------------------------------------
                            Inherited IRA
                            Beneficiary
                            continuation contract       $5,000 ($1,000)    n/a                 $10,000 ($1,000)    $25,000 ($1,000)
                            (traditional IRA or
                            Roth IRA) ("Inherited
                            IRA")
                            --------------------------------------------------------------------------------------------------------
                            QP                          $5,000 ($500)      $10,000 ($500)      $10,000 ($500)      n/a
                            --------------------------------------------------------------------------------------------------------
                            * $100 monthly and $300 quarterly under our automatic investment program.

                            o Maximum contribution limitations apply to all contracts.
                            --------------------------------------------------------------------------------------------------------
                            Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to: (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. For more information, please see "How you can purchase and contribute to your contract" in "Contract features and benefits"
                            later in this Prospectus.
------------------------------------------------------------------------------------------------------------------------------------
CREDIT                      You allocate your contributions to your Total account value. We allocate a Credit to the corresponding
(SERIES CP(SM)              investment options at the same time. The Credit will apply to subsequent contribution amounts only to
CONTRACTS ONLY)             the extent that those amounts exceed total withdrawals from the contract. The amount of Credit is either 4% or 5% of each contribution, depending on certain factors. The Credit is subject to recovery by us in certain limited circumstances.
------------------------------------------------------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY        o Partial withdrawals

                            o Several options for withdrawals on a periodic basis

                            o Contract surrender

                            o Maximum payment plan (only under contracts with GIB)

                            o Customized payment plan (only under contracts with GIB)

                            You may incur a withdrawal charge for certain withdrawals or if you surrender your contract. You may also incur income tax and a tax penalty. Certain withdrawals will diminish the value of any Guaranteed benefits you elect.
------------------------------------------------------------------------------------------------------------------------------------
PAYOUT OPTIONS              o Fixed annuity payout options

                            o Variable Immediate Annuity payout options (described in a separate prospectus for that option)

                            o Income Manager(R) payout options (described in a separate prospectus for that option)
------------------------------------------------------------------------------------------------------------------------------------
ACCOUNT VALUES              NON-GUARANTEED BENEFIT ACCOUNT VALUE

                              o Non-Guaranteed benefit variable investment options

                              o Guaranteed interest option

                              o Amounts in a Special DCA program designated for Non-Guaranteed variable investment options or the guaranteed interest option
------------------------------------------------------------------------------------------------------------------------------------


                Retirement Cornerstone(SM) Series at a glance -- key features 11

------------------------------------------------------------------------------------------------------------------------------------
                            GUARANTEED BENEFIT ACCOUNT VALUE

                            o Guaranteed benefit variable investment options

                            o Amounts in a Special DCA program designated for Guaranteed benefit variable investment options
------------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL FEATURES         o Dollar cost averaging programs

                            o Automatic investment program

                            o Automatic quarterly rebalancing (currently, for the Guaranteed benefit variable investment options only)

                            o Optional rebalancing (for amounts in the Non-Guaranteed benefit variable investment options and guaranteed interest options.)*

                            o Systematic account sweep program*

                            o Free transfers (subject to limitations)

                            o Waiver of withdrawal charge for certain withdrawals, disability, terminal illness, or confinement to a nursing home

                            o Option to drop your Guaranteed benefits after issue for all contracts except Series C. This option is available if there are no withdrawal charges in effect for any contributions. For Series C contracts, you cannot drop your Guaranteed benefit(s) until the later of: (i) four years from the date we issue the contract, or (ii) the contract date anniversary following the first contribution or transfer to the Guaranteed benefit account value.

                            o Spousal continuation

                            o Beneficiary continuation option

                            o Roll-up to age 85 benefit base and GIB benefit base resets
------------------------------------------------------------------------------------------------------------------------------------
FEES AND CHARGES            Please see "Fee table" later in this section for complete details.
------------------------------------------------------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE   Please see "How you can purchase and contribute to your contract" in "Contract features and benefits"
AGES                        for owner and annuitant issue ages applicable to your contract.
------------------------------------------------------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL        To exercise your cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. See "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this Prospectus for more information.
------------------------------------------------------------------------------------------------------------------------------------


* We anticipate its availability on or about December 1, 2010.

THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES AND BENEFITS OF THE CONTRACT. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS, RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES AND BENEFITS THAT WE HAVE THE RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY APPLY. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. CERTAIN FEATURES AND BENEFITS DESCRIBED IN THIS PROSPECTUS MAY VARY IN YOUR STATE; ALL FEATURES AND BENEFITS MAY NOT BE AVAILABLE IN ALL CONTRACTS, IN ALL STATES OR FROM ALL SELLING BROKER-DEALERS. PLEASE SEE APPENDIX IV LATER IN THIS PROSPECTUS FOR MORE INFORMATION ON STATE AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.


For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is not your contract. Your contract and any endorsements, riders and data pages are the entire contract between you and AXA Equitable and governs with respect to all features, benefits, rights and obligations. The Prospectus should be read carefully before investing. This Prospectus provides a description of all material provisions of the contract. Please feel free to speak with your financial professional, or call us, if you have any questions.


OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

12 Retirement Cornerstone(SM) Series at a glance -- key features
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Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.


The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or apply your cash value to certain payout options or if you purchase a Variable Immediate Annuity payout option. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.(1)


--------------------------------------------------------------------------------
Charges we deduct from your account value at the time you request certain transactions
--------------------------------------------------------------------------------
Maximum withdrawal charge as a        SERIES B  SERIES CP(SM) SERIES L  SERIES C
percentage of contributions
withdrawn (deducted if you
surrender your contract or make
certain withdrawals or apply your
cash value to certain payout
options).(2)                           7.00%     8.00%(6)     8.00%     N/A
--------------------------------------------------------------------------------
Charge if you elect a variable
payout option upon annuitization
(which is described in a separate
prospectus for that option)            $350
--------------------------------------------------------------------------------
Charge for each additional transfer
in excess of the number of Free
Transfers:(3)                          Maximum Charge: $35
                                       Current Charge: $0
--------------------------------------------------------------------------------
The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underly- ing trust portfolio fees and expenses.
--------------------------------------------------------------------------------
Charges we deduct from your account value on each contract date anniversary
--------------------------------------------------------------------------------
Maximum annual administrative charge(4)

  If your account value on a
  contract date anniversary is less
  than $50,000(5)                      $30

  If your account value on a
  contract date anniversary is
  $50,000 or more                      $ 0
--------------------------------------------------------------------------------
Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets
--------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES(6):  SERIES B  SERIES CP(SM) SERIES L  SERIES C
Mortality and expense risks            0.80%       0.95%       1.10%    1.10%
Administrative                         0.30%       0.35%       0.30%    0.25%
Distribution                           0.20%       0.25%       0.25%    0.35%
Total separate account annual
  expenses                             1.30%       1.55%       1.65%    1.70%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Charges we deduct from your account value each year if you elect any of the following optional benefits
--------------------------------------------------------------------------------
Guaranteed minimum death benefit
charge (Calculated as a percentage
of the applicable benefit base.(7)
Deducted annually(8) on each
contract date anniversary for which
the benefit is in effect.)

   Return of Principal death benefit   0.00%

   Annual Ratchet death benefit        0.25%
--------------------------------------------------------------------------------

                                                                    Fee table 13
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--------------------------------------------------------------------------------
   "Greater of" death benefit
      Maximum Charge (if the Roll-up to age 85 benefit base
      resets, we reserve the right to increase your charge up to):       0.95%

      Current Charge:                                                    0.80%
--------------------------------------------------------------------------------
Guaranteed income benefit charge (Calculated as a percent-age of the GIB benefit base(7). Deducted annually(8) on each contract date anniversary for which the benefit is in effect.)

      Maximum Charge (if the GIB Roll-up benefit base resets, we
      reserve the right to increase your charge up to):                  1.10%

      Current Charge:                                                    0.80%
--------------------------------------------------------------------------------


You also bear your proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for the Portfolio.

--------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets
--------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2008 (expenses   Lowest   Highest
that are deducted from Portfolio assets including management   -------- --------
fees, 12b-1 fees, service fees, and/or other expenses)(9)          %        %

Notes:

(1) The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2) Deducted upon a withdrawal of amounts in excess of the free withdrawal amount, if applicable:

    The withdrawal charge            Contract
    percentage we use is determined  Year      Series B  Series CP(SM)  Series L
    by the contract year in which    ----      --------  -------------  --------
    you make the withdrawal,         1 .......  7.00%       8.00%         8.00%
    surrender your contract to       2 .......  7.00%       8.00%         7.00%
    receive its cash value, or       3 .......  6.00%       7.00%         6.00%
    surrender your contract to       4 .......  6.00%       6.00%         5.00%
    apply your cash value to a       5 .......  5.00%       5.00%         0.00%
    non-life contingent annuity      6 .......  3.00%       4.00%         0.00%
    payment option. For each         7 .......  1.00%       3.00%         0.00%
    contribution, we consider the    8 .......  0.00%       2.00%         0.00%
    contract year in which we        9 .......  0.00%       1.00%         0.00%
    receive that contribution to     10+ .....  0.00%       0.00%         0.00%
    be "contract year 1").

(3) Currently, the number of free transfers is unlimited. However, we reserve the right to limit the number of free transfers to 12 transfers per contract year. For each additional trans fer in excess of the free transfers, we will charge a maximum of $35 at the time each transfer is processed. The charge is deducted from the investment options from which each transfer is made on a pro rata basis.

(4) If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

(5) During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(6) In connection with the separate account annual expenses, these charges compensate us for certain risks we assume and expenses we incur under the contract. We expect to make EDGAR PASSTHROUGH ERROR a profit from these charges. For Series CP(SM) contracts, both the separate account annual expenses and the withdrawal charge compensate us for the expense associated with the Credit.

(7) The benefit base is not an account value or cash value. If you elect the Guaranteed income benefit and/or guaranteed minimum death benefit at issue, your initial benefit base is equal to your initial contributions or transfer to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for transfers to the Guaranteed benefit variable investment options. For Series CP(SM) contracts, your initial benefit base does not include the Credit. Subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or transfers to, or account value in, the Guaranteed benefit account value. See "Guaranteed minimum death benefit base and Guaranteed income base" in "Contract features and benefits" later in this Prospectus.

(8) If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(9) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2008 and for the underlying portfolios.

14 Fee table
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EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses).


The first example below shows the expenses that a hypothetical contract owner (who has elected the "Greater of" death benefit and the Guaranteed income benefit) would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated administrative charge calculated as a percentage of contract value, as follows: Series B: 0.009%; Series CP(SM):
0.007%; Series L: 0.006%; and Series C: 0.004%. The example assumes the highest minimum Annual Roll-up rate of 8% is applied to the Roll-up benefit bases annually. Charges for the "Greater of" death benefit and Guaranteed income benefit are calculated as a percentage of each benefit's benefit base.

The Special DCA programs (as available) are not covered by these examples. The annual administrative charge, the withdrawal charge (if applicable) and the charge if you elect a Variable Immediate Annuity payout option do apply to the guaranteed interest option and the amounts allocated to the Special DCA programs (as available).


The example assumes that you invest $10,000 in the Guaranteed benefit variable investment options for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP(SM) contracts assumes that a 4% Credit was applied to your contribution. Other than the administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in the Guaranteed benefit variable investment options set forth in the previous charts. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

------------------------------------------------------------------------------------------------------------------------------------
                                                                            Series B
------------------------------------------------------------------------------------------------------------------------------------
                                        If you surrender your contract at the        If you annuitize at the end of the
                                          end of the applicable time period                applicable time period
------------------------------------------------------------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                     Series B
--------------------------------------------------------------------------------
                                      If you do not surrender your contract at
                                       the end of the applicable time period
--------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years
--------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                          Series CP(SM)
------------------------------------------------------------------------------------------------------------------------------------
                                        If you surrender your contract at the        If you annuitize at the end of the
                                          end of the applicable time period                applicable time period
------------------------------------------------------------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                     Series CP(SM)
--------------------------------------------------------------------------------
                                      If you do not surrender your contract at
                                       the end of the applicable time period
--------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years
--------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                             Series L
------------------------------------------------------------------------------------------------------------------------------------
                                        If you surrender your contract at the        If you annuitize at the end of the
                                          end of the applicable time period                applicable time period
------------------------------------------------------------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                      Series L
--------------------------------------------------------------------------------
                                      If you do not surrender your contract at
                                       the end of the applicable time period
--------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years
--------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                             Series C
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       If you surrender or do not surrender your
                                          If you annuitize at the end of the             contract at the end of the applicable
                                               applicable time period                                 time period
------------------------------------------------------------------------------------------------------------------------------------
                                        1 year     3 years     5 years    10 years     1 year     3 years     5 years     10 years
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    N/A        $           $           $           $          $           $           $

(b) assuming minimum fees and
    expenses of any of the Portfolios    N/A        $           $           $           $          $           $           $
------------------------------------------------------------------------------------------------------------------------------------

                                                                    Fee table 15
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The next example shows the expenses that a hypothetical contract owner who has not elected any optional benefits would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated administrative charge calculated as a percentage of contract value, as follows:
Series B: 0.009%; Series CP(SM): 0.007%; Series L: 0.006%; and Series C: 0.004%.

The guaranteed interest option and the Special DCA programs (as available) are not covered by these examples. The annual administrative charge, the withdrawal charge (if applicable) and the charge if you elect a Variable Immediate Annuity payout option do apply to the guaranteed interest option, and the amounts allocated to the Special DCA programs (as available).


The example assumes that you invest $10,000 in the Non-Guaranteed benefit variable investment options for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP(SM) contracts assumes that a 4% Credit was applied to your contribution. Other than the administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in by the Non-Guaranteed benefit variable investment options set forth in the previous charts. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

------------------------------------------------------------------------------------------------------------------------------------
                                                                            Series B
------------------------------------------------------------------------------------------------------------------------------------
                                        If you surrender your contract at the        If you annuitize at the end of the
                                          end of the applicable time period                applicable time period
------------------------------------------------------------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                     Series B
--------------------------------------------------------------------------------
                                      If you do not surrender your contract at
                                       the end of the applicable time period
--------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years
--------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                          Series CP(SM)
------------------------------------------------------------------------------------------------------------------------------------
                                        If you surrender your contract at the        If you annuitize at the end of the
                                          end of the applicable time period                applicable time period
------------------------------------------------------------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                     Series CP(SM)
--------------------------------------------------------------------------------
                                      If you do not surrender your contract at
                                       the end of the applicable time period
--------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years
--------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                             Series L
------------------------------------------------------------------------------------------------------------------------------------
                                        If you surrender your contract at the        If you annuitize at the end of the
                                          end of the applicable time period                applicable time period
------------------------------------------------------------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $          N/A        $          $          $
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                      Series L
--------------------------------------------------------------------------------
                                      If you do not surrender your contract at
                                       the end of the applicable time period
--------------------------------------------------------------------------------
                                       1 year    3 years    5 years    10 years
--------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    $          $          $          $

(b) assuming minimum fees and
    expenses of any of the Portfolios    $          $          $          $
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                             Series C
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       If you surrender or do not surrender your
                                          If you annuitize at the end of the             contract at the end of the applicable
                                               applicable time period                                 time period
------------------------------------------------------------------------------------------------------------------------------------
                                        1 year     3 years     5 years    10 years     1 year     3 years     5 years     10 years
------------------------------------------------------------------------------------------------------------------------------------
(a) assuming maximum fees and
    expenses of any of the Portfolios    N/A        $           $           $           $          $           $           $

(b) assuming minimum fees and
    expenses of any of the Portfolios    N/A        $           $           $           $          $           $           $
------------------------------------------------------------------------------------------------------------------------------------

For information on how your contract works under certain hypothetical circumstances, please see Appendix III at the end of this Prospectus.

CONDENSED FINANCIAL INFORMATION

Because the contracts offered by this Prospectus have not yet been sold, no class of accumulation units have yet been derived from the contracts offered by this Prospectus.

16 Fee table

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1. Contract features and benefits

--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The following tables summarize our current rules regarding contributions to your contract, which are subject to change. In some states, our rules may vary. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant. Subsequent contributions may not be permitted in your state. Please see Appendix IV later in this Prospectus for any applicable state variation.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. This means if you elect a Guaranteed benefit, and we discontinue contributions and transfers into the Guaranteed benefit variable investment options, you will no longer be able to fund the Guaranteed benefits. We also reserve the right, under certain circumstances, to default certain contributions and transfers designated to the Guaranteed benefit variable investment options to the corresponding Non-Guaranteed benefit variable investment options, which invest in the same underlying portfolios. See "Automatic Quarterly Rebalancing" under "Allocating your contributions" later in this section.

--------------------------------------------------------------------------------
We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.
--------------------------------------------------------------------------------


We currently do not accept any contribution to your contract if: (i) the aggregate contributions under one or more Retirement Cornerstone(SM) Series contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. Please see Appendix IV later in this Prospectus for more information on state variations.

You may not contribute or transfer more than $1.5 million to your Guaranteed benefit variable investment options and a Special DCA program with amounts designated for the Guaranteed benefit variable options.


We may accept less than the minimum initial contribution under a contract if an aggregate amount of Series B, Series L, Series CP(SM) , and Series C contracts, respectively, are purchased at the same time by an individual (including spouse) meets the minimum.

--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.
--------------------------------------------------------------------------------

                                               Contract features and benefits 17

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                                    SERIES B


------------------------------------------------------------------------------------------------------------------------------------
                Available for Owner and                                                               Additional limitations on
Contract Type   Annuitant Issue Ages        Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
NQ              0-85                        $5,000 (initial)            o After-tax money.            o You may make subsequent
                                                                                                        contributions to the
                                            $500 (subsequent, if        o Paid to us by check or        Guaranteed benefit account
                                            permitted)                    transfer of contract          value until the later of
                                                                          value in a tax-deferred       attained age 75 or, if
                                            $100 monthly and $300         exchange under Section        later, the first contract
                                            quarterly under the           1035 of the Internal          date anniversary, or the
                                            automatic investment          Revenue Code.                 date of the first withdrawal
                                            program (subsequent,                                        from the Guaranteed benefit
                                            if permitted)                                               account value.

                                                                                                      o You may make subsequent
                                                                                                        contributions to the Non-
                                                                                                        Guaranteed benefit account
                                                                                                        value until the later of
                                                                                                        attained age 86 or the first
                                                                                                        contract date anniversary.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.



18 Contract features and benefits

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                              SERIES B (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Traditional IRA   20-85                     $5,000 (initial)            o Eligible rollover           o You may make rollover or
                                                                          distributions from            direct subsequent
                                            $50 (subsequent, if           403(b) plans, qualified       contributions to the
                                            permitted)                    plans and governmental        Guaranteed benefit account
                                                                          employer 457(b) plans.        value until the later of
                                            $100 monthly and $300                                       attained age 75 or, if
                                            quarterly under the         o Rollovers from another        later, the first contract
                                            automatic investment          traditional individual        date anniversary, or the
                                            program (subsequent, if       retirement arrangement.       first withdrawal from your
                                            permitted)                                                  Guaranteed benefit account
                                                                        o Direct                        value.
                                                                          custodian-to-custodian
                                                                          transfers from another      o You may make rollover or
                                                                          traditional individual        direct subsequent
                                                                          retirement arrangement.       contributions to the
                                                                                                        Non-Guaranteed benefit
                                                                        o Regular IRA                   account value until the
                                                                          contributions.                later of attained age 86 or
                                                                                                        the first contract date
                                                                        o Additional catch-up           anniversary.
                                                                          contributions.
                                                                                                      o Contributions made after age
                                                                                                        70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions.

                                                                                                      o Although we accept regular
                                                                                                        IRA contributions (limited
                                                                                                        to $5,000 per calendar year)
                                                                                                        under traditional IRA
                                                                                                        contracts, we intend that
                                                                                                        the contract be used
                                                                                                        primarily for rollover and
                                                                                                        direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up
                                                                                                        contributions of up to
                                                                                                        $1,000 per calendar year
                                                                                                        where the owner is at least
                                                                                                        age 50 but under age 70-1/2
                                                                                                        at any time during the
                                                                                                        calendar year for which the
                                                                                                        contribution is made.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


                                               Contract features and benefits 19

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                              SERIES B (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Roth IRA          20-85                     $5,000 (initial)            o Rollovers from another      o You may make rollover or
                                                                          Roth IRA.                     direct subsequent
                                            $50 (subsequent, if                                         contributions to the
                                            permitted)                  o Rollovers from a              Guaranteed benefit account
                                                                          "designated Roth              value until later of
                                            $100 monthly and $300         contribution account"         attained age 75 or, if
                                            quarterly under the           under a 401(k) plan or        later, the first contract
                                            automatic investment          403(b) plan.                  date anniversary, or the
                                            program (subsequent,                                        first withdrawal from your
                                            if permitted)               o Conversion rollovers          Guaranteed benefit account
                                                                          from a traditional IRA        value.
                                                                          or other eligible
                                                                          retirement plan.            o You may make rollover or
                                                                                                        direct subsequent
                                                                        o Direct transfers from         contributions to the
                                                                          another Roth IRA.             Non-Guaranteed benefit
                                                                                                        account value until the
                                                                        o Regular Roth IRA              later of attained age 86 or
                                                                          contributions.                the first contract date
                                                                                                        anniversary.
                                                                        o Additional catch-up
                                                                          contributions.              o Conversion rollovers after
                                                                                                        age 70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions for the
                                                                                                        traditional IRA or other
                                                                                                        eligible retirement plan
                                                                                                        that is the source of the
                                                                                                        conversion rollover.

                                                                                                      o Before 2010, you cannot roll
                                                                                                        over funds from a
                                                                                                        traditional IRA or other
                                                                                                        eligible retire- ment plan
                                                                                                        if your adjusted gross
                                                                                                        income is $100,000 or more.

                                                                                                      o Although we accept Roth IRA
                                                                                                        contributions (limited to
                                                                                                        $5,000 per calendar year)
                                                                                                        under Roth IRA contracts, we
                                                                                                        intend that the contract be
                                                                                                        used primarily for rollover
                                                                                                        and direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up
                                                                                                        contributions of up to
                                                                                                        $1,000 per calendar year
                                                                                                        where the owner is at least
                                                                                                        50 at any time during the
                                                                                                        calendar year for which the
                                                                                                        contribution is made.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


20 Contract features and benefits

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                           www.axa-equitable.com/green

                              SERIES B (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Inherited IRA     0-70                      $5,000 (initial)            o Direct custodian-to-        o You may make subsequent
Beneficiary                                                               custodian transfers of        contributions to the
continuation                                $1,000 (subsequent, if        your interest as a            Guaranteed benefit account
contract                                    permitted)                    death beneficiary of          value until the later of
(traditional                                                              the deceased owner's          attained age 75 or, if
IRA or Roth                                                               traditional individual        later, the first contract
IRA)                                                                      retirement arrangement        date anniversary, or the
                                                                          or Roth IRA to an IRA         date of the first withdrawal
                                                                          of the same type.             from the Guaranteed benefit
                                                                                                        account value.

                                                                                                      o You may make subsequent
                                                                                                        contributions to the
                                                                                                        Non-Guaranteed benefit
                                                                                                        account value until the
                                                                                                        later of attained age 86 or
                                                                                                        the first contract date
                                                                                                        anniversary.

                                                                                                      o Any subsequent contributions
                                                                                                        must be from the same type
                                                                                                        of IRA of the same deceased
                                                                                                        owner.

                                                                                                      o Non-spousal beneficiary
                                                                                                        direct rollover
                                                                                                        contributions from qualified
                                                                                                        plans, 403(b) plans and
                                                                                                        governmental employer 457(b)
                                                                                                        plans may be made to an
                                                                                                        Inherited IRA contract under
                                                                                                        specified circumstances.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


                                               Contract features and benefits 21

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                              SERIES B (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
QP                20-75                     $5,000 (initial)            o Only transfer               o You may make subsequent
                                                                          contributions from            transfer contributions to
                                            $500 (subsequent, if          other investments             the Guaranteed benefit
                                            permitted)                    within an existing            account value until the
                                                                          qualified plan trust.         later of attained age 75 or,
                                                                                                        if later, the first contract
                                                                        o The plan must be              date anniversary, or the
                                                                          qualified under Section       date of the first withdrawal
                                                                          401(a) of the Internal        from your Guaranteed benefit
                                                                          Revenue Code.                 account value.

                                                                        o For 401(k) plans,           o You may make subsequent
                                                                          transferred                   transfer contributions to
                                                                          contributions may not         the Non-Guaranteed benefit
                                                                          include any after-tax         account value until the
                                                                          contributions,                later of attained age 75 or
                                                                          including designated          the first contract date
                                                                          Roth contributions.           anniversary.

                                                                                                      o A separate QP contract must
                                                                                                        be established for each plan
                                                                                                        participant.

                                                                                                      o We do not accept
                                                                                                        contributions directly from
                                                                                                        the employer.

                                                                                                      o Only one subsequent transfer
                                                                                                        contribution can be made
                                                                                                        during a contract year.

                                                                                                      o Contributions made after age
                                                                                                        70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions.

See Appendix I at the end of this Prospectus for a discussion on purchase considerations for QP contracts.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


22 Contract features and benefits

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                                    SERIES L


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
NQ                0-85                      $10,000 (initial)           o After-tax money.            o You may make subsequent
                                                                                                        contributions to the
                                            $500 (subsequent)           o Paid to us by check or        Guaranteed benefit account
                                                                          transfer of contract          value until the later of
                                            $100 monthly and $300         value in a tax-deferred       attained age 75 or, if
                                            quarterly under the           exchange under Section        later, the first contract
                                            automatic investment          1035 of the Internal          date anniversary, or the
                                            program (subsequent, if       Revenue Code.                 date of the first withdrawal
                                            permitted)                                                  from the Guaranteed benefit
                                                                                                        account value.

                                                                                                      o You may make subsequent
                                                                                                        contributions to the Non-
                                                                                                        Guaranteed benefit account
                                                                                                        value until the later of
                                                                                                        attained age 86 or the first
                                                                                                        contract date anniversary.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


                                               Contract features and benefits 23

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                              SERIES L (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Traditional IRA   20-85                     $10,000 (initial)           o Eligible rollover           o You may make rollover or
                                                                          distributions from            direct subsequent
                                            $50 (subsequent, if           403(b) plans, qualified       contributions to the
                                            permitted)                    plans and governmental        Guaranteed benefit account
                                                                          employer 457(b) plans.        value until the later of
                                            $100 monthly and $300                                       attained age 75 or, if
                                            quarterly under the         o Rollovers from another        later, the first contrac
                                            automatic investment          traditional individual        date anniversary, or the
                                            program (subsequent, if       retirement arrangement.       first withdrawal from your
                                            permitted)                                                  Guaranteed benefit account
                                                                        o Direct custodian-to-          value.
                                                                          custodian transfers
                                                                          from another                o You may make rollover or
                                                                          traditional individual        direct subsequent
                                                                          retirement arrangement.       contributions to the
                                                                                                        Non-Guaranteed benefit
                                                                        o Regular IRA                   account value until the
                                                                          contributions.                later of attained age 86 or
                                                                                                        the first contract date
                                                                        o Additional catch-up           anniversary.
                                                                          contributions.
                                                                                                      o Contributions made after age
                                                                                                        70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions.

                                                                                                      o Although we accept regular
                                                                                                        IRA contributions (limited
                                                                                                        to $5,000 per calendar year)
                                                                                                        under traditional IRA
                                                                                                        contracts, we intend that
                                                                                                        the contract be used
                                                                                                        primarily for rollover and
                                                                                                        direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up
                                                                                                        contributions of up to
                                                                                                        $1,000 per calendar year
                                                                                                        where the owner is at least
                                                                                                        age 50 but under age 70-1/2
                                                                                                        at any time during the
                                                                                                        calendar year for which the
                                                                                                        contribution is made.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


24 Contract features and benefits

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                           www.axa-equitable.com/green

                              SERIES L (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Roth IRA          20-85                     $10,000 (initial)           o Rollovers from another      o You may make rollover or
                                                                          Roth IRA.                     direct subsequent
                                            $50 (subsequent, if                                         contributions to the
                                            permitted)                  o Rollovers from a              Guaranteed benefit account
                                                                          "designated Roth              value until the later of
                                            $100 monthly and $300         contribution account"         attained age 75 or, if
                                            quarterly under the           under a 401(k) plan or        later, the first contract
                                            automatic investment          403(b) plan.                  date anniversary, or the
                                            program (subsequent, if                                     first withdrawal from your
                                            permitted)                  o Conversion rollovers          Guaranteed benefit account
                                                                          from a traditional IRA        value.
                                                                          or other eligible
                                                                          retirement plan.            o You may make rollover or
                                                                                                        direct subsequent
                                                                        o Direct transfers from         contributions to the
                                                                          another Roth IRA.             Non-Guaranteed benefit
                                                                                                        account value until the
                                                                        o Regular Roth IRA              later of attained age 86 or
                                                                          contributions.                the first contract date
                                                                                                        anniversary.
                                                                        o Additional catch-up
                                                                          contributions.              o Conversion rollovers after
                                                                                                        age 70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions for the
                                                                                                        traditional IRA or other
                                                                                                        eligible retirement plan
                                                                                                        that is the source of the
                                                                                                        conversion rollover.

                                                                                                      o Before 2010, you cannot roll
                                                                                                        over funds from a
                                                                                                        traditional IRA or other
                                                                                                        eligible retirement plan if
                                                                                                        your adjusted gross income
                                                                                                        is $100,000 or more.

                                                                                                      o Although we accept Roth IRA
                                                                                                        contributions (limited to
                                                                                                        $5,000 per calendar year)
                                                                                                        under Roth IRA contracts, we
                                                                                                        intend that the contract be
                                                                                                        used primarily for rollover
                                                                                                        and direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up
                                                                                                        contributions of up to
                                                                                                        $1,000 per calendar year
                                                                                                        where the owner is at least
                                                                                                        50 at any time during the
                                                                                                        calendar year for which the
                                                                                                        contribution is made.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


                                               Contract features and benefits 25

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                              SERIES L (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Inherited IRA     0-70                      $10,000 (initial)           o Direct custodian-to-        o You may make subsequent
Beneficiary                                                               custodian transfers of        contributions to the
continuation                                $1,000 (subsequent, if        your interest as a            Guaranteed benefit account
contract                                    permitted)                    death beneficiary of          value until the later of
(traditional IRA                                                          the deceased owner's          attained age 75 or, if
or Roth IRA)                                                              traditional individual        later, the first contract
                                                                          retirement arrangement        date anniversary, or the
                                                                          or Roth IRA to an IRA         date of the first withdrawal
                                                                          of the same type.             from the Guaranteed benefit
                                                                                                        account value.

                                                                                                      o You may make subsequent
                                                                                                        contributions to the Non-
                                                                                                        Guaranteed benefit account
                                                                                                        value until the later of
                                                                                                        attained age 86 or the first
                                                                                                        contract date anniversary.

                                                                                                      o Any subsequent contributions
                                                                                                        must be from the same type
                                                                                                        of IRA of the same deceased
                                                                                                        owner.

                                                                                                      o Non-spousal beneficiary
                                                                                                        direct rollover
                                                                                                        contributions from qualified
                                                                                                        plans, 403(b) plans and
                                                                                                        governmental employer 457(b)
                                                                                                        plans may be made to an
                                                                                                        Inherited IRA contract under
                                                                                                        specified circumstances.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


26 Contract features and benefits

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                           www.axa-equitable.com/green

                              SERIES L (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
QP                20-75                     $10,000 (initial)           o Only transfer               o You may make subsequent
                                                                          contributions from            transfer contributions to
                                            $500 (subsequent, if          other investments             the Guaranteed benefit
                                            permitted)                    within an existing            account value until the
                                                                          qualified plan trust.         later of attained age 75 or,
                                                                                                        if later, the first contract
                                                                        o The plan must be              date anniversary, or the
                                                                          qualified under Section       date of the first withdrawal
                                                                          401(a) of the Internal        from your Guaranteed benefit
                                                                          Revenue Code.                 account value.

                                                                        o For 401(k) plans,           o You may make subsequent
                                                                          transferred                   transfer contributions to
                                                                          contributions may not         the Non-Guaranteed benefit
                                                                          include any after-tax         account value until the
                                                                          contributions,                later of attained age 75 or
                                                                          including designated          the first contract date
                                                                          Roth contributions.           anniversary.

                                                                                                      o A separate QP contract must
                                                                                                        be established for each plan
                                                                                                        participant.

                                                                                                      o We do not accept
                                                                                                        contributions directly from
                                                                                                        the employer.

                                                                                                      o Only one subsequent transfer
                                                                                                        contribution can be made
                                                                                                        during a contract year.

                                                                                                      o No subsequent transfer
                                                                                                        contributions after
                                                                                                        participant's attainment of
                                                                                                        age 76 or, if later, the
                                                                                                        first contract date
                                                                                                        anniversary.

                                                                                                      o Contributions made after age
                                                                                                        70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions.

See Appendix I at the end of this Prospectus for a discussion on purchase considerations for QP contracts.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


                                               Contract features and benefits 27

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                           www.axa-equitable.com/green

                                 SERIES CP(SM)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
NQ                0-70                      $10,000 (initial)           o After-tax money.            o You may make subsequent
                                                                                                        contributions to the
                                            $500 (subsequent, if        o Paid to us by check or        Guaranteed benefit account
                                            permitted)                    transfer of contract          value until the later of
                                                                          value in a tax-deferred       attained age 71 or, if
                                            $100 monthly and $300         exchange under Section        later, the first contract
                                            quarterly under the           1035 of the Internal          date anniversary, or the
                                            automatic investment          Revenue Code.                 date of the first withdrawal
                                            program (subsequent, if                                     from the Guaranteed benefit
                                            permitted)                                                  account value.

                                                                                                      o You may make subsequent
                                                                                                        contributions to the Non-
                                                                                                        Guaranteed benefit account
                                                                                                        value until the later of
                                                                                                        attained age 71 or the first
                                                                                                        contract date anniversary.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


28 Contract features and benefits

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                           www.axa-equitable.com/green


                           SERIES CP(SM) (CONTINUED)



------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Traditional IRA   20-70                     $10,000 (initial)           o Eligible rollover           o You may make rollover or
                                                                          distributions from            direct subsequent
                                            $50 (subsequent, if           403(b) plans, qualified       contributions to the
                                            permitted)                    plans and governmental        Guaranteed benefit account
                                                                          employer 457(b) plans.        value until the later of
                                            $100 monthly and $300                                       attained age 71 or, if
                                            quarterly under the         o Rollovers from another        later, the first contract
                                            automatic investment          traditional individual        date anniversary, or the
                                            program (subsequent, if       retirement arrangement.       first withdrawal from your
                                            permitted)                                                  Guaranteed benefit account
                                                                        o Direct custodian-to-          value.
                                                                          custodian transfers
                                                                          from another                o You may make rollover or
                                                                          traditional individual        direct subsequent
                                                                          retirement arrangement.       contributions to the
                                                                                                        Non-Guaranteed benefit
                                                                        o Regular IRA                   account value until the
                                                                          contributions.                later of attained age 71 or
                                                                                                        the first contract date
                                                                        o Additional catch-up           anniversary.
                                                                          contributions.
                                                                                                      o Contributions made after age
                                                                                                        70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions.

                                                                                                      o Although we accept regular
                                                                                                        IRA contributions (limited
                                                                                                        to $5,000 per calendar year)
                                                                                                        under traditional IRA
                                                                                                        contracts, we intend that
                                                                                                        the contract be used
                                                                                                        primarily for rollover and
                                                                                                        direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up
                                                                                                        contributions of up to
                                                                                                        $1,000 per calendar year
                                                                                                        where the owner is at least
                                                                                                        age 50 but under age 70-1/2
                                                                                                        at any time during the
                                                                                                        calendar year for which the
                                                                                                        contribution is made.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


                                               Contract features and benefits 29

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                           www.axa-equitable.com/green

                           SERIES CP(SM) (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Roth IRA          20-70                     $5,000 (initial)            o Rollovers from another      o You may make rollover or
                                                                          Roth IRA.                     direct subsequent
                                            $50 (subsequent, if                                         contributions to the
                                            permitted)                  o Rollovers from a              Guaranteed benefit account
                                                                          "designated Roth              value until the later of
                                            $100 monthly and $300         contribution account"         attained age 71 or, if
                                            quarterly under the           under a 401(k) plan or        later, the first contract
                                            automatic investment          403(b) plan.                  date anniversary, or the
                                            program (subsequent, if                                     first withdrawal from your
                                            permitted)                  o Conversion rollovers          Guaranteed benefit account
                                                                          from a traditional IRA        value.
                                                                          or other eligible
                                                                          retirement plan.            o You may make rollover or
                                                                                                        direct subsequent
                                                                        o Direct transfers from         contributions to the
                                                                          another Roth IRA.             Non-Guaranteed benefit
                                                                                                        account value until the
                                                                        o Regular Roth IRA              later of attained age 71 or
                                                                          contributions.                the first contract date
                                                                                                        anniversary.
                                                                        o Additional catch-up
                                                                          contributions.              o Conversion rollovers after
                                                                                                        age 70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions for the
                                                                                                        traditional IRA or other
                                                                                                        eligible retirement plan
                                                                                                        that is the source of the
                                                                                                        conversion rollover.

                                                                                                      o Before 2010, you cannot roll
                                                                                                        over funds from a
                                                                                                        traditional IRA or other
                                                                                                        eligible retirement plan if
                                                                                                        your adjusted gross income
                                                                                                        is $100,000 or more.

                                                                                                      o Although we accept Roth IRA
                                                                                                        contributions (limited to
                                                                                                        $5,000 per calendar year)
                                                                                                        under Roth IRA contracts, we
                                                                                                        intend that the contract be
                                                                                                        used primarily for rollover
                                                                                                        and direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up
                                                                                                        contributions of up to
                                                                                                        $1,000 per calendar year
                                                                                                        where the owner is at least
                                                                                                        age 50 at any time during
                                                                                                        the calendar year for which
                                                                                                        the contribution is made.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


30 Contract features and benefits

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                           www.axa-equitable.com/green

                           SERIES CP(SM) (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
QP               20-70                      $10,000 (initial)           o Only transfer               o You may make subsequent
                                                                          contributions from            transfer contributions to
                                            $500 (subsequent, if          other investments             the Guaranteed benefit
                                            permitted)                    within an existing            account value until the
                                                                          qualified plan trust.         later of attained age 71 or,
                                                                                                        if later, the first contract
                                                                        o The plan must be              date anniversary, or the
                                                                          qualified under Section       date of the first withdrawal
                                                                          401(a) of the Internal        from your Guaranteed benefit
                                                                          Revenue Code.                 account value.

                                                                        o For 401(k) plans,           o You may make subsequent
                                                                          transferred                   transfer contributions to
                                                                          contributions may not         the Non-Guaranteed benefit
                                                                          include any after-tax         account value until the
                                                                          contributions,                later of attained age 71 or
                                                                          including designated          the first contract date
                                                                          Roth contributions.           anniversary.

                                                                                                      o A separate QP contract must
                                                                                                        be established for each plan
                                                                                                        participant.

                                                                                                      o We do not accept
                                                                                                        contributions directly from
                                                                                                        the employer.

                                                                                                      o Only one subsequent transfer
                                                                                                        contribution can be made
                                                                                                        during a contract year.

                                                                                                      o Contributions made after age
                                                                                                        70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions.

See Appendix I at the end of this Prospectus for a discussion on purchase considerations of QP contracts.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


                                               Contract features and benefits 31

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                           www.axa-equitable.com/green

                                    SERIES C


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
NQ                0-85                      $25,000 (initial)           o After-tax money.            o You may make subsequent
                                                                                                        contributions to the
                                            $500 (subsequent, if        o Paid to us by check or        Guaranteed benefit account
                                            permitted)                    transfer of contract          value until the later of
                                                                          value in a tax-deferred       attained age 75 or, if
                                            $100 monthly and $300         exchange under Section        later, the first contract
                                            quarterly under the           1035 of the Internal          date anniversary, or the
                                            automatic investment          Revenue Code.                 date of the first withdrawal
                                            program (subsequent)                                        from the Guaranteed benefit
                                                                                                        account value.

                                                                                                      o You any make subsequent
                                                                                                        contributions to the Non-
                                                                                                        Guaranteed benefit account
                                                                                                        value until the later of
                                                                                                        attained age 86 or the first
                                                                                                        contract date anniversary.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


32 Contract features and benefits

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                           www.axa-equitable.com/green


                              SERIES C (CONTINUED)




------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Traditional IRA   20-85                     $25,000 (initial)           o Eligible rollover           o You may make rollover or
                                                                          distributions from            direct subsequent
                                            $50 (subsequent, if           403(b) plans, qualified       contributions to the
                                            permitted)                    plans and governmental        Guaranteed benefit account
                                                                          employer 457(b) plans.        value until the later of
                                            $100 monthly and $300                                       attained age 75 or, if
                                            quarterly under the         o Rollovers from another        later, the first contract
                                            automatic investment          traditional individual        date anniversary, or the
                                            program (subsequent, if       retirement arrangement.       first withdrawal from your
                                            permitted)                                                  Guaranteed benefit account
                                                                        o Direct custodian-to-          value.
                                                                          custodian transfers from
                                                                          another traditional         o You may make rollover or
                                                                          individual retirement         direct subsequent
                                                                          arrangement.                  contributions to the
                                                                                                        Non-Guaranteed benefit
                                                                        o Regular IRA                   account value until the
                                                                          contributions.                later of attained age 86 or
                                                                                                        the first contract date
                                                                        o Additional catch-up           anniversary.
                                                                          contributions.
                                                                                                      o Contributions made after age
                                                                                                        70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions.

                                                                                                      o Although we accept regular
                                                                                                        IRA contributions (limited
                                                                                                        to $5,000 per calendar year)
                                                                                                        under traditional IRA
                                                                                                        contracts, we intend that
                                                                                                        the contract be used
                                                                                                        primarily for rollover and
                                                                                                        direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up
                                                                                                        contributions of up to
                                                                                                        $1,000 per calendar year
                                                                                                        where the owner is at least
                                                                                                        age 50 but under age 70-1/2
                                                                                                        at any time during the
                                                                                                        calendar year for which the
                                                                                                        contribution is made.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


                                               Contract features and benefits 33

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                           www.axa-equitable.com/green

                              SERIES C (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Roth IRA         20-85                      $25,000 (initial)           o Rollovers from another      o You may make rollover or
                                                                          Roth IRA.                     direct subsequent
                                            $50 (subsequent, if                                         contributions to the
                                            permitted)                  o Rollovers from a              Guaranteed benefit account
                                                                          "designated Roth              value until the later of
                                            $100 monthly and $300         contribution account"         attained age 75 or, if
                                            quarterly under the           under a 401(k) plan or        later, the first contract
                                            automatic investment          403(b) plan.                  date anniversary, or the
                                            program (subsequent, if                                     first withdrawal from your
                                            permitted)                  o Conversion rollovers          Guaranteed benefit account
                                                                          from a traditional IRA        value.
                                                                          or other eligible
                                                                          retirement plan.            o You may make rollover or
                                                                                                        direct subsequent
                                                                        o Direct transfers from         contributions to the
                                                                          another Roth IRA.             Non-Guaranteed benefit
                                                                                                        account value until the
                                                                                                        later of attained age 86 or
                                                                        o Regular Roth IRA              the first contract date
                                                                          contributions.                anniversary.

                                                                        o Additional catch-up         o Conversion rollovers after
                                                                          contributions.                age 70-1/2 must be net of
                                                                                                        required minimum
                                                                                                        distributions for the
                                                                                                        traditional IRA or other
                                                                                                        eligible retirement plan
                                                                                                        that is the source of the
                                                                                                        conversion rollover.

                                                                                                      o Before 2010, you cannot roll
                                                                                                        over funds from a
                                                                                                        traditional IRA or other
                                                                                                        eligible retirement plan if
                                                                                                        your adjusted gross income
                                                                                                        is $100,000 or more.

                                                                                                      o Although we accept Roth IRA
                                                                                                        contributions (limited to
                                                                                                        $5,000 per calendar year)
                                                                                                        under Roth IRA contracts, we
                                                                                                        intend that the contract be
                                                                                                        used primarily for rollover
                                                                                                        and direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up
                                                                                                        contributions of up to
                                                                                                        $1,000 per calendar year
                                                                                                        where the owner is at least
                                                                                                        50 at any time during the
                                                                                                        calendar year for which the
                                                                                                        contribution is made.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


34 Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

                              SERIES C (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                  Available for Owner and                                                             Additional limitations on
Contract Type     Annuitant Issue Ages      Minimum contributions       Source of contributions       contributions to the contract*
------------------------------------------------------------------------------------------------------------------------------------
Inherited IRA     0-70                      $25,000 (initial)           o Direct custodian-to-        o You may make subsequent
Beneficiary                                                               custodian transfers of        contributions to the
continuation                                $1,000 (subsequent, if        your interest as a death      Guaranteed benefit account
contract                                    permitted)                    beneficiary of the            value until the later of
(traditional                                                              deceased owner's              attained age 75 or, if
IRA or Roth                                                               traditional individual        later, the first contract
IRA)                                                                      retirement arrangement        date anniversary, or the
                                                                          or Roth IRA to an IRA of      first withdrawal from your
                                                                          the same type.                Guaranteed benefit account
                                                                                                        value.

                                                                                                      o You may make subsequent
                                                                                                        contributions to the Non-
                                                                                                        Guaranteed benefit account
                                                                                                        value until the later of
                                                                                                        attained age 86 or the first
                                                                                                        contract date anniversary.

                                                                                                      o Any subsequent contributions
                                                                                                        must be from the same type
                                                                                                        of IRA of the same deceased
                                                                                                        owner.

                                                                                                      o Non-spousal beneficiary
                                                                                                        direct rollover
                                                                                                        contributions from qualified
                                                                                                        plans, 403(b) plans and
                                                                                                        governmental employer 457(b)
                                                                                                        plans may be made to an
                                                                                                        Inherited IRA contract under
                                                                                                        specified circumstances.
------------------------------------------------------------------------------------------------------------------------------------



* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in the Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time. We further reserve the right to discontinue accepting contributions and/or permitting transfers into the Guaranteed benefit account value at any time.


See "Tax information" later in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" later in this Prospectus. Please review your contract for information on contribution limitations.

                                               Contract features and benefits 35

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                           www.axa-equitable.com/green

OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. For Series C contracts, we do not permit partnerships or limited liability corporations to be owners. We also reserve the right to prohibit availability of this contract to other non-natural owners.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code. In all cases, the joint annuitants must be spouses.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See "Inherited IRA beneficiary continuation contract" later in this section for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex spouses or civil union partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the trustee of the qualified plan and the annuitant must be a plan participant/employee. See Appendix I at the end of this Prospectus for more information regarding QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.

PURCHASE CONSIDERATIONS FOR A CHARITABLE REMAINDER TRUST

(This section only applies to Series B and Series L contracts.)

If you are purchasing the contract to fund a charitable remainder trust and elect a Guaranteed benefit, you should strongly consider "split-funding": that is the trust holds investments in addition to this Retirement Cornerstone(SM) Series contract. Charitable remainder trusts are required to take specific distributions. The charitable remainder trust annual withdrawal requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your Retirement Cornerstone(SM) Series contract is the only source for such distributions, the payments you need to take may significantly reduce the value of those guaranteed benefits. Such amount may be greater than the annual increase in the benefit base for a Guaranteed benefit. Also, the amount may be greater than the Annual withdrawal amount under the GIB. See the discussion of these benefits later in this section.

Series CP(SM) and Series C contracts are not available for purchase by charitable remainder trusts.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS


Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to an intended Section 1035 tax-free exchange or a direct transfer. We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.


For your convenience, we will accept initial and subsequent contributions by wire transmittal from certain broker-dealers who have agreements with us for this purpose, including circumstances under which such contributions are considered received by us when your order is taken by such broker-dealers. Subsequent contributions may also be made under our automatic investment program. These methods of payment are discussed in detail in "More information" later in this Prospectus.

--------------------------------------------------------------------------------
The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a "contract year." The end of each 12 month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is April 30.
--------------------------------------------------------------------------------

Your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

36  Contract features and benefits
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--------------------------------------------------------------------------------
Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see "Dates and prices at which contract events occur."
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?


If you do not elect a Guaranteed benefit at issue, your investment options are limited to the following for the life of the contract:


o Non-Guaranteed benefit variable investment options

o Guaranteed interest option


o the account for special money market dollar cost averaging (Series C and Series CP(SM) contracts only)

o the account for special dollar cost averaging (Series B(SM) and Series L contracts only)

If you elect a Guaranteed benefit at issue, whether or not you fund the Guaranteed benefits, your investment options are the following:


o Guaranteed benefit variable investment options

o Non-Guaranteed benefit variable investment options

o Guaranteed interest option


o the account for special money market dollar cost averaging (Series C and Series CP(SM) contracts only)

o the account for special dollar cost averaging (Series B and Series L contracts only)


Only amounts you allocate to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for future transfers to the Guaranteed benefit variable investment options will fund the Guaranteed benefits you elected when you purchased your contract. These amounts will be included in your Guaranteed benefit base and will become part of your Guaranteed benefit account value. All amounts allocated to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for Guaranteed benefit variable investment options are subject to the terms and conditions of the Guaranteed benefits you elected.

If you allocate to investment options available to fund your Guaranteed benefits, you may later decide to change your allocation instructions in order to increase, decrease or stop funding your Guaranteed benefits. Also, if you elect a Guaranteed benefit at issue, there is no requirement that you must fund it at issue.


IF YOU ELECT A GUARANTEED BENEFIT AT ISSUE AND ALLOCATE ANY AMOUNT TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS OR A SPECIAL DCA PROGRAM WITH AMOUNTS DESIGNATED FOR FUTURE TRANSFERS TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU ARE FUNDING THE GUARANTEED BENEFITS IN YOUR CONTRACT. NO OTHER ACTION IS REQUIRED OF YOU. IF YOU DO NOT WISH TO FUND A GUARANTEED BENEFIT, YOU SHOULD NOT ALLOCATE CONTRIBUTIONS OR MAKE TRANSFERS TO YOUR GUARANTEED BENEFIT ACCOUNT VALUE. SEE "ALLOCATING YOUR CONTRIBUTIONS" LATER IN THIS PROSPECTUS.


Once you allocate amounts to the Guaranteed benefit variable investment options, such amounts may be transferred among the Guaranteed benefit variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the Non-Guaranteed benefit variable investment options or the guaranteed interest option. For more information, see "Transferring your money among investment options" later in this Prospectus.

The table below shows the current Guaranteed benefit variable investment options and Non-Guaranteed benefit variable investment options available to you. It is important to note that the Guaranteed benefit variable investment options are also available as Non-Guaranteed benefit variable investment options. The Guaranteed benefit variable investment options invest in the same portfolios as the corresponding Non-Guaranteed benefit variable investment options. To show that these options are available both with and without a Guaranteed benefit, our contract applications, administrative forms and website often show separate lists for the Guaranteed benefit variable investment options and the Non-Guaranteed benefit variable investment options using the prefix "GB" for the Guaranteed benefit variable investment options. We do this so we can easily indicate those amounts you wish to have allocated in connection with your Guaranteed benefit(s) and those amounts you wish to have allocated to your Non-Guaranteed benefit account value.

--------------------------------------------------------------------------------
Guaranteed Benefit Variable Investment Options
--------------------------------------------------------------------------------
AXA STRATEGIC ALLOCATION

o GB AXA Balanced Strategy

o GB AXA Conservative Growth Strategy

o GB AXA Conservative Strategy

o GB AXA Moderate Growth Strategy

FIXED INCOME

o GB EQ/Core Bond Index

o GB EQ/Intermediate Government Bond Index

EQUITY

o GB AXA Growth Strategy

o GB ATM International

o GB ATM 400

o GB ATM 500

o GB ATM 2000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               Non-Guaranteed Benefit Variable Investment Options
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Only amounts allocated to a Special DCA program designated for a Guaranteed benefit variable investment option will be included in the Guaranteed benefit account value. All other amounts allocated to a Spe-


                                               Contract features and benefits 37
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cial DCA program will be included in your Non-Guaranteed benefit account value.
As discussed later in this section, the Special DCA programs allow you to gradually allocate amounts to available investment options through periodic transfers. You can allocate to either or both Non-Guaranteed and Guaranteed benefit variable investment options as part of your dollar cost averaging program. See "Allocating your contributions" later in this section.


VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying Portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives their investment manager(s) and/or sub-adviser(s) and their advisers. We may, at any time, exercise our rights to limit or terminate your contributions and allocations to any of the variable investment options and to limit the number of variable investment options which you may elect.

38  Contract features and benefits
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PORTFOLIOS OF THE TRUSTS

AXA Equitable serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some Portfolios, AXA Equitable has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, AXA Equitable oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.


The AXA Strategic Allocation Portfolios offer contract owners a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Strategic Allocation Portfolios by AXA Equitable. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest, incidental to the sale of the contract, that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Strategic Allocation Portfolios than certain other Portfolios available to you under your contract. In addition, the AXA Strategic Allocation Portfolios may enable AXA Equitable to more efficiently manage AXA Equitable's financial risk associated with certain guaranteed features based on its selection of underlying portfolios in which each AXA Strategic Allocation Portfolio invests. Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

--------------------------------------------------------------------------------
AXA Premier VIP Trust                     Investment Manager (or Sub-Adviser(s),
Portfolio Name           Objective        asapplicable)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EQ Advisors Trust                         Investment Manager (or Sub-Adviser(s),
Portfolio Name           Objective        as applicable)
--------------------------------------------------------------------------------


You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this Prospectus, you may call one of our customer service representatives at 1-800-789-7771.


                                               Contract features and benefits 39
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GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus. Any amounts allocated to the guaranteed interest option will not be included in your Guaranteed benefit account value.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1) the minimum interest rate guaranteed over the life of the contract,

(2) the yearly guaranteed interest rate for the calendar year, and

(3) the current interest rate.

We set current interest rates periodically, according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges, and any withdrawal charges (if applicable). See Appendix IV later in this Prospectus for more information on state variations that may apply.

Depending on the state where your contract is issued, your lifetime minimum rate ranges from 1.00% to 3.00%. The data page for your contract shows the lifetime minimum rate. Check with your financial professional as to which rate applies in your state. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2009 is 1.50% or 3.00%, depending on your lifetime minimum rate. Current interest rates will never be less than the yearly guaranteed interest rate.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers from the guaranteed interest option.


ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING. (Series B and L contracts only) The account for special dollar cost averaging is part of our general account. We pay interest at enhanced guaranteed rates in this account for specified time periods. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, according to the procedures that we have. We reserve the right to change these procedures.


See "Dollar cost averaging" later in this section for rules and restrictions that apply to the account for special dollar cost averaging.


ALLOCATING YOUR CONTRIBUTIONS


You may allocate your contributions to the Non-Guaranteed benefit variable investment options, the guaranteed interest option or one of our Special DCA programs (depending on what series of Retirement Cornerstone(SM) you purchase). If you elect a Guaranteed benefit, you may also allocate contributions to the Guaranteed benefit variable investment options or one of our Special DCA programs (depending on what series of Retirement Cornerstone(SM) you purchase). Also, we limit the number of variable investment options which you may elect.


Only amounts you allocate to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for future transfers to the Guaranteed benefit variable investment options will fund the Guaranteed benefits you elected. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Guaranteed benefit account value.

For example:


You purchase a Series B contract with an initial contribution of $100,000 and elect the GIB. You allocate $60,000 to the Guaranteed benefit variable investment options and $40,000 to the Non-Guaranteed benefit investment options. The $60,000 will be included in your Guaranteed benefit account value and will be used to calculate your Guaranteed benefit base. $40,000 will be included in your Non-Guaranteed benefit account value.


We provide a full listing of both the Non-Guaranteed benefit variable investment options and the Guaranteed benefit variable investment options earlier in this section under "What are your investment options under the contract?" See "Limitations on contributions" in "How you can purchase and contribute to your contract" under "Contract features and benefits." Also, see Appendix IV in this Prospectus for state variations and restrictions regarding the guaranteed interest option.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to restrict allocations to any of the variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract.

It is important to note that the contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him or her regarding any different arrangements that may apply.


CUSTOM SELECTION RULES (APPLICABLE TO GUARANTEED BENEFIT ACCOUNT VALUE ONLY)

For allocations to your Guaranteed benefit account value, you must allocate your contributions and transfers in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Guaranteed benefit account value be allocated according to the category and investment option limits described below. Allocations to the Guaranteed benefit account value may be made through contribu-


40  Contract features and benefits
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tions and transfers from your Non-Guaranteed benefit account value. Those programs are discussed later in this section. These Custom Selection Rules do not apply to amounts allocated to your Non-Guaranteed benefit account value.

Your Guaranteed benefit account value must be allocated among the Guaranteed benefit variable investment options in the following three categories:

Category 1 -- AXA Strategic Allocation
     GB AXA Balanced Strategy
     GB AXA Conservative Growth Strategy
     GB AXA Conservative Strategy
     GB AXA Moderate Growth Strategy

Category 2 -- Fixed Income
     GB EQ/Core Bond Index
     GB EQ/Intermediate Government Bond Index

Category 3 -- Equity
     GB AXA Growth Strategy
     GB ATM International
     GB ATM 400
     GB ATM 500
     GB ATM 2000

Your contributions in the three categories must also generally be allocated according to the following category and investment option limits.

CATEGORY AND INVESTMENT OPTION LIMITS. The chart below sets forth the general category and investment option limits.


--------------------------------------------------------------------------------
                                       Category
--------------------------------------------------------------------------------
                         1. Strategic     2. Fixed
                         Allocation       Income       3. Equity
--------------------------------------------------------------------------------
Maximum for category        None(1)        None           60%

Minimum for category        None           40%(2)         None

Maximum for each            None           None           10%(3)
option
--------------------------------------------------------------------------------

(1) If there is any allocation to Category 3, there is a 40% minimum allocation requirement to Category 2, thus limiting the amount that may be allocated to Category 1.

(2) Applies only if there is any allocation to Category 3.

(3) GB ATM 400 and GB ATM 2000 have a 10% maximum limit individually. GB AXA Growth Strategy, GB ATM International and GB ATM 500 are not subject to a per fund maximum.

There are no minimum allocations for any one Guaranteed benefit variable investment option. Allocations must be in whole percentages. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. See Appendix IV later in this Prospectus for more information on state variations of certain features and benefits.

We reserve the right to change our Custom Selection Rules at any time. We also reserve the right to discontinue contributions and transfers into any or all Guaranteed benefit variable investment options, either directly or through one of our special dollar cost averaging programs. This means if you elect a Guaranteed benefit, and we discontinue contributions or transfers into the Guaranteed benefit variable investment options, you will no longer be able to actively increase the benefit(s).

POSSIBLE CHANGES TO THE CUSTOM SELECTION RULES. We may in the future revise the category limits; the categories themselves; the investment option limits; and the variable investment options within each category.


If we change our Custom Selection Rules, your allocation instructions on file may not comply with the new Custom Selection Rules. Any amounts you have allocated among the Guaranteed benefit variable investment options will not be reallocated due to a change in the Custom Selection Rules. In general, you will not be required to change your allocation instructions, and any contribution following a change to our Custom Selection Rules will not be subject to the change.

If you initiate a transfer, and (i) it is to a Guaranteed benefit variable investment option that is subject to a change, and/or (ii) you have account value in a Guaranteed benefit variable investment option that is subject to a change, and/or (iii) the allocation instructions we have on file for you do not comply with the new rules, we will require you to change your allocation instructions to comply with any new rules.


Once you change your allocation instructions to comply with the new Custom Selection Rules, all future transactions, including transfers, contributions and rebalancing, will be subject to the new Custom Selection Rules.

AUTOMATIC QUARTERLY REBALANCING Other than amounts attributable to a Special DCA account that are designated for your Guaranteed benefit variable investment options, your Guaranteed benefit variable investment options will be rebalanced automatically every three months. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. The last quarter rebalance in each contract year will occur on the contract date anniversary. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract date anniversary. When we rebalance, we will transfer amounts among the Guaranteed benefit variable investment options so that the percentage of your Guaranteed benefit account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have received from you. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. You may request a rebalancing on the transaction date of a subsequent contribution.

A transfer among the Guaranteed benefit variable investment options does not automatically change your allocation instructions for the rebalancing of your Guaranteed benefit account value on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your Guaranteed benefit variable investment options pursuant to the allocation instructions on file. If you wish to change allocation instructions for the quarterly rebalancing, these


                                              Contract features and benefits  41


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instructions must meet current category and investment option limits and must be in writing on a form we provide.


You may allocate new contributions and amounts transferred from your Non-Guaranteed benefit account value to the General dollar cost averaging or Investment simplifier program.


If we change our Custom Selection Rules, your quarterly rebalancing will continue in accordance with your existing allocation instructions, unless you submit new allocation instructions.

If we discontinue contributions and transfers to the Guaranteed benefit variable investment options, we reserve the right to default any subsequent contribution or transfer to the corresponding Non-Guaranteed benefit variable investment option, which invests in the same underlying portfolio.

We may offer an optional rebalancing program for amounts allocated to your Non-Guaranteed benefit variable investment options and the guaranteed interest option. For more information, see "Rebalancing" in "Transferring your money among investment options" later in this Prospectus.

ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment option limits in place at the time that the instructions are received.

TRANSFERS. Once you allocate amounts to the Guaranteed benefit variable investment options, such amounts may be transferred among the Guaranteed benefit variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the Non-Guaranteed benefit investment options. See "Transferring your account value" in "Transferring your money among investment options."


DOLLAR COST AVERAGING


We offer a variety of dollar cost averaging programs. Not all of the programs described here are available with each Retirement Cornerstone(SM) Series contract. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, our Special DCA programs time periods do not extend beyond 12 months. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses.


--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------

We offer the following dollar cost averaging programs in the Retirement Cornerstone(SM) Series contracts:

o Special dollar cost averaging;

o Special money market dollar cost averaging;

o General dollar cost averaging;

o Investment simplifier.


The only dollar cost averaging programs that are available to fund your Guaranteed benefits are special dollar cost averaging and special money market dollar cost averaging (together, the "Special DCA programs"). Depending on the Retirement Cornerstone(SM) Series contract you own, you will have one of the Special DCA programs available to you, but not both. The Special DCA programs allow you to gradually fund your Guaranteed benefits through systematic transfers to the Guaranteed benefit variable investment options. Also, you may make systematic transfers to the Non-Guaranteed benefit variable investment options and the guaranteed interest option. Amounts in the account for special dollar cost averaging are credited with an enhanced interest rate over the time period selected. Amounts in special money market dollar cost averaging are immediately invested in the EQ/Money Market variable investment option. Only new contributions may be allocated to a Special DCA program. For information on how a Special DCA program may affect certain Guaranteed benefits, see "Guaranteed minimum death benefit and Guaranteed income benefit base" later in this section.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Non-Guaranteed benefit variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Non-Guaranteed benefit variable investment options. Our General dollar cost averaging program is available for scheduled transfers to the Non-Guaranteed benefit variable investment options from EQ/Money Market. Below, we provide detail regarding each of the programs.


We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. Not all dollar cost averaging programs are available in all states. See Appendix IV later in this Prospectus for more information on state availability of certain features and benefits.

OUR SPECIAL DCA PROGRAMS. We currently offer the "Special dollar cost averaging program" under the Series B and Series L contracts and the "Special money market dollar cost averaging program" under the Series C and Series CP(SM) contracts.

SPECIAL DOLLAR COST AVERAGING

Under the special dollar cost averaging program, you may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We credit daily interest, which will never be less than the guaranteed lifetime minimum rate for the guaranteed interest option, to amounts allocated to this account. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options you designate over an available time period that you select, during which you will receive an enhanced


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interest rate. If the Special dollar cost averaging program is selected at the time of the application to purchase the contract, a 75 day rate lock will apply from the date of application. Any contribution(s) received during this 75 day period will be credited with the interest rate offered on the date of application for the duration of the time period selected at application. Any contribution(s) received after the 75 day rate lock period has ended will be credited with the then current interest rate for the duration of the time period selected at application. Contribution(s) made to the account for special dollar cost averaging after the contract has been issued will be credited with the then current interest rate on the date the contribution is received by us for the time period initially selected by you. Once the time period you selected has ended, you may select another time period for future contributions. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the allocation that you previously made.



SPECIAL MONEY MARKET DOLLAR COST AVERAGING

Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into the investment options over an available time period that you select.

                            ----------------------


Under both Special DCA programs, the following applies:


o You may have amounts transferred to the Guaranteed benefit variable investment options, the Non-Guaranteed benefit variable investment options and/or the guaranteed interest option;

o Initial contributions to a Special DCA program must be at least $2,000; subsequent contributions to an existing Special DCA program must be at least $250;

o Contributions into a Special DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a Special DCA program;

o We offer time periods of 3, 6 or 12 months. We may also offer other time periods;


o If you want to dollar cost average only to the Non-Guaranteed benefit variable investment options, you may split your contributions among the Non-Guaranteed benefit variable investment options, Guaranteed benefit variable investment options and a Special DCA program. The instructions for the program may differ from your current allocation instructions. With certain selling broker-dealers, you may not be able to split your initial contribution among the Non-Guaranteed benefit variable investment options, Guaranteed benefit variable options and a Special DCA program. You will, however, be able to split subsequent contributions;


o If you want to dollar cost average into the Guaranteed benefit variable investment options, 100% of your contribution must be allocated to the Special DCA program. In other words, your contribution cannot be split between the Special DCA program and any other investment options available under the contract. The instructions for the program must match your current allocation instructions;


o 100% of your contribution must be allocated to the Special DCA program if you want to dollar cost average into the guaranteed interest option. Up to 25% of your Special DCA program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus;


o Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special DCA program that you have instructed us to transfer to the Guaranteed benefit variable investment options. The Annual Roll-up rate in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Guaranteed benefit variable investment options;


o If we exercise our right to discontinue contributions and transfers into the Guaranteed benefit variable investment options, and your Special DCA program has transfers scheduled to the Guaranteed benefit variable investment options, the program will continue for its duration. However, subsequent contributions to any Guaranteed benefit variable investment options under a Special DCA program will not be permitted;


o We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a Special DCA program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the Special DCA program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the variable investment options. If you request to transfer or withdraw any other amounts from your Special DCA program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special DCA program that we have on file for you;


o Except for withdrawals made under our Automatic RMD withdrawal service, any withdrawal from your Special DCA program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your Special DCA program allocation instructions. Any withdrawal which results in a reduction in the Special DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described later in this Prospectus. See "How withdrawals affect your Guaranteed benefits" later in this section;

o If you elect any dollar cost averaging program, rebalancing Option II is not available. See "Rebalancing among your Non-Guaranteed benefit variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus;



                                              Contract features and benefits  43


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o You may not participate in our optional rebalancing programs if you elect a
  Special DCA program;


o A Special DCA program may not be in effect at the same time as a general dollar cost averaging program;

o The only dollar cost averaging program available to fund your Guaranteed benefits is a Special DCA program;


o You may cancel your participation at any time but you may not change your allocation instructions for transfers during the selected time period. If you terminate your Special DCA program, we will allocate any remaining amounts in your Special DCA program pursuant to your program allocations on file;


o We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.


GENERAL DOLLAR COST AVERAGING PROGRAM


If your value in the EQ/Money Market option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Non-Guaranteed benefit variable investment options. Please see Appendix IV for more information on state availability or certain restrictions in your state.

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.


INVESTMENT SIMPLIFIER

FIXED-DOLLAR OPTION. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Non-Guaranteed benefit variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Unlike the account for special dollar cost averaging, the fixed dollar option does not offer enhanced rates. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

INTEREST SWEEP OPTION. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Non-Guaranteed benefit variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

CREDITS (for Series CP(SM) contracts)
A credit will also be allocated to your Total account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. The credit amounts attributable to your contributions are not included for purposes of calculating any of the guaranteed benefits.
The amount of the credit will be either 4% or 5% of each contribution based on your total first-year contributions.


--------------------------------------------------------------------------------
                                       Credit percentage
                                          applied to
First year total contributions           contributions
--------------------------------------------------------------------------------
Less than $350,000                           4%

$350,000 or more                             5%
--------------------------------------------------------------------------------

This credit percentage will be credited to your initial contribution and each subsequent contribution made in the first contract year (after adjustment as described below), as well as those in the second and later contract years. The credit will apply to subsequent contributions only to the extent that the sum of that contribution and prior contributions to which no credit was applied exceeds the total withdrawals made from the contract since the issue date.


44  Contract features and benefits
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Although the credit, as adjusted at the end of the first contract year, will be based upon first year total contributions, the following rules affect the percentage with which contributions made in the first contract year are credited during the first contract year:

o Indication of intent: If you indicate in the application at the time you purchase your contract an intention to make contributions to equal or exceed $350,000 in the first contract year (the "Expected First Year Contribution Amount") and your initial contribution is at least $175,000, your credit percentage will be as follows:

     -- For any contributions resulting in total contributions to date less than your Expected First Year Contribution Amount, the credit percentage will be the percentage that applies to the Expected First Year Contribution Amount based on the table above.

     -- If, at the end of the first contract year, your total contributions were lower than your Expected First Year Contribution Amount such that the credit applied should have been 4%, we will recover any Excess Credit. The Excess Credit is equal to the difference between the credit that was actually applied based on your Expected First Year Contribution Amount (as applicable) and the credit that should have been applied based on first year total contributions. Here, that would be 1%.

     -- The "Indication of intent" approach to first year contributions is not available in all states. Please see Appendix IV later in this Prospectus for more information on state availability.


For example:

In your application, you include an Indication of intent to contribute $350,000 and make an initial contribution of $200,000. You do not make any additional contributions in the first contract year. Your account value will initially be credited with $10,000 (5% x $200,000). On your contract date anniversary, your account value will be reduced by $2,000 (1% x $200,000).


o No indication of intent:

     -- For your initial contribution, we will apply the credit percent age based upon the above table.

     -- For any subsequent contribution that results in the higher applicable credit percentage (based on total contributions to date), we will increase the credit percentage applied to that contribution, as well as any prior or subsequent contributions made in the first contract year, accordingly.

In addition to the recovery of any Excess Credit, we will recover all of the credit or a portion of the credit in the following situations:

o If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see "Your right to cancel within a certain number of days" later in this Prospectus).*

o If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix IV later in this Prospectus for more information on state variations.


o If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit.

For example:

You make an initial contribution of $100,000 to your contract and your account value is credited with $4,000 (4% x $100,000). If you (i) exercise your right to cancel the contract, (ii) die during the one-year period following the receipt of the contribution, or (iii) start receiving annuity payments within three years of making the contribution, we will recapture the entire credit and reduce your account value by $4,000.

When we recover any portion of a credit, we take the dollar amount of the credit from your investment options on a pro rata basis. We do not include credits in calculating any of your benefit bases under the contract or in the calculation or any withdrawal charge. Because credits do become part of your account values, credits are included in the assessment of any charge that is based on your account value. Credits are also not considered to be part of your investment in the contract for tax purposes. See "Series CP(SM) Credits and your Guaranteed minimum death benefit and GIB benefit bases" in "Guaranteed minimum death benefit and Guaranteed income benefit base" below.


We use a portion of the mortality and expense risks charge and withdrawal charge to help recover our cost of providing the credit. We expect to make a profit from these charges. See "Charges and expenses" later in this Prospectus. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CP(SM) contract for 20 years, you may be better off in a contract without a credit, and with a lower mortality and expense risk charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.


GUARANTEED MINIMUM DEATH BENEFIT AND GUARANTEED INCOME BENEFIT BASE

The Guaranteed minimum death benefit base and Guaranteed income benefit base (hereinafter, in this section called your "Guaranteed benefit bases") are used to calculate the GIB and the death benefits, as described in this section. Your benefit bases are not account values or cash values. See also "Guaranteed income benefit" and "Guaranteed minimum death benefit" below.

We refer to the following, collectively, as "Guaranteed minimum death benefits:" (i) Return of Principal death benefit; (ii) the Annual Ratchet to age 85 death benefit; and (iii) the "Greater of" death benefit.


----------------------

* The amount we return to you upon exercise of this right to cancel will not include any credit or the amount of charges deducted prior to cancellation but will reflect, except in states where we are required to return the amount of your contributions, any investment gain or loss in the variable investment options associated with your contributions and with the full amount of the credit. See "How withdrawals affect your Guaranteed benefits" later in this section and the section entitled "Charges and expenses" later in this Prospectus for more information. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in the Prospectus.


                                              Contract features and benefits  45


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As discussed immediately below, when calculating your guaranteed benefits, one or more of the following may apply: (1) the Return of Principal death benefit is based on the Return of Principal death benefit base; (2) the Annual Ratchet death benefit is based on the Annual Ratchet to age 85 benefit base; (3) the "Greater of" death benefit is based on the greater of the Roll-up to age 85 benefit base and the Annual Ratchet to age 85 benefit base; (4) the GIB is based on the greater of Roll-up to age 95 benefit base (the "GIB Roll-up benefit base") and the Annual Ratchet to age 95 benefit base.

For Series CP(SM) contracts only, any credit amounts attributable to your contributions are not included in your Guaranteed benefit bases. This includes credit amounts transferred from your Non-Guaranteed benefit account value. See "Series CP(SM) Credits and your Guaranteed minimum death benefit and GIB benefit bases" below.



RETURN OF PRINCIPAL DEATH BENEFIT BASE

Your Return of Principal benefit base is equal to:

o your initial contribution and any subsequent contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program; plus

o any amounts transferred to the Guaranteed benefit variable investment options, less


o a deduction that reflects any withdrawals you make from the Guaranteed benefit variable investment options or from amounts in a Special DCA program designated for the Guaranteed benefit variable investment options, (including any applicable withdrawal charges). The amount of this deduction is described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

Please see Appendix II for an example of how the Return of principal death benefit base is calculated.



ANNUAL RATCHET TO AGE 85 BENEFIT BASE/ANNUAL RATCHET TO AGE 95 BENEFIT BASE

The Annual Ratchet to age 85 benefit base is used for the Annual Ratchet death benefit and the "Greater of" death benefit. The Annual Ratchet to age 95 benefit base is used for the GIB.

Your Annual Ratchet benefit base is recalculated on each contract date anniversary to equal the greater of: (a) your Guaranteed benefit account value, and (b) your most recent Annual Ratchet benefit base.

If your Guaranteed benefit account value is greater, we will "ratchet up" your benefit base to equal your Guaranteed benefit account value. Your Annual Ratchet benefit base will also reflect a reduction, as described below, for any withdrawals.

The calculation of your Annual Ratchet benefit base will depend on whether you have taken a withdrawal from the Guaranteed benefit account value.

If you have not taken a withdrawal from your Guaranteed benefit account value, your Annual Ratchet benefit base is equal to the greater of either:

o Your initial contribution and any subsequent contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program; plus

o Amounts transferred to the Guaranteed benefit variable investment options.

                                      -OR-

o Your highest Guaranteed benefit account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th or 95th birthday, as applicable (plus any transfers to the Guaranteed benefit variable investment options and contributions to a Special DCA program designated for the Guaranteed benefit variable investment options, made since the most recent Annual Ratchet).


If you have taken a withdrawal from your Guaranteed benefit account value, your Annual Ratchet benefit base will be reduced as described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus. After such withdrawal, your benefit base is equal to the greater of either:

o Your Annual Ratchet benefit base immediately following the most recent withdrawal (plus any transfers to the Guaranteed benefit variable investment options and contributions to a Special DCA program designated for the Guaranteed benefit variable investment options, made since the most recent Annual Ratchet).

                                      -OR-

o Your highest Guaranteed benefit account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th or 95th birthday, as applicable (plus any transfers to the Guaranteed benefit variable investment options and contributions to a Special DCA program designated for the Guaranteed benefit variable investment options, made since the most recent Annual Ratchet).

Please see Appendix II for an example of how the Annual ratchet to age 85 and Annual ratchet to age 95 benefit bases are calculated.


ROLL-UP TO AGE 95 ("GIB ROLL-UP BENEFIT BASE") AND ROLL-UP TO AGE 85 (TOGETHER, THE "ROLL-UP BENEFIT BASES") BENEFIT BASES
(USED FOR "GREATER OF" DEATH BENEFIT AND GIB)

The Roll-up benefit bases are equal to:


o your initial contribution and any subsequent contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program; plus

o any transfers to the Guaranteed benefit variable investment options; less

o a deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); plus

o any "Annual Roll-up amount" minus a deduction that reflects any withdrawals of the "Annual withdrawal amount."


46  Contract features and benefits


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The amount of the deduction for an "Excess withdrawal" and the deduction for the Annual withdrawal amount are described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.


The "Annual Roll-up amount" is described under "Guaranteed income benefit" later in this section.

For the "Greater of" death benefit, the Roll-up benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday.


For the GIB, your Roll-up benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner's, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which lifetime payments must begin and all Roll-ups will end) will precede the owner's 95th birthday.

For contracts with non-natural owners, the Roll-up benefit bases will be based on the annuitant's (or older joint annuitant's) age.

Please see Appendix II for an example of how the Roll-up benefit bases are calculated.



"GREATER OF" DEATH BENEFIT BENEFIT BASE

On each contract date anniversary, your benefit base is equal to the greater of:
     o The benefit base computed for the Roll-up to age 85; and
     o The benefit base computed for the Annual Ratchet to age 85.

Both of these are described immediately above.

GIB BENEFIT BASE

On each contract date anniversary, your benefit base is equal to the greater of:


     o The benefit base computed for the GIB Roll-up benefit base;
     and
     o The benefit base computed for the Annual Ratchet to age 95.


Both of these are described immediately above.

Your Guaranteed benefit base(s) is not an account value. As such, the benefit base(s) cannot be split or divided in any proportion in connection with a divorce.


SERIES CP(SM) CREDITS AND YOUR GUARANTEED MINIMUM DEATH BENEFIT AND GIB BENEFIT BASES. Any credit amounts attributable to your contributions are not included in your benefit base. If you decide to transfer amounts from your Non-Guaranteed account value into your Guaranteed benefit account value options, only amounts representing contributions and earnings will increase your benefit base. In other words, any amount of that transfer that represents a credit will be excluded from your benefit base. All transfers, however, will increase the Guaranteed benefit account value by the total amount of the transfer.


For example:

On December 1st, you purchase an Series CP(SM) contract, make an initial contribution of $100,000 and elect the GIB. You allocate the entire $100,000 contribution to the Non-Guaranteed benefit variable investment options and $0 to the Guaranteed benefit variable investment options. In effect, you have not started to fund your GIB.

The credit applied to your contract is $4,000 ($100,000 - 4%), resulting in an initial Non-Guaranteed benefit account value of $104,000.

On December 15th, you decide to fund your GIB by transferring $10,000 to the Guaranteed benefit variable investment options. After that transfer, your Guaranteed benefit account value would be $10,000, but your GIB benefit base would be $6,000 ($10,000 - $4,000). This is because credits to your Non-Guaranteed benefit account value are always considered transferred first.

GIB AND "GREATER OF" DEATH BENEFIT BASE RESET. As described in this section, your Roll-up benefit base will automatically reset to equal the Guaranteed benefit account value, if higher, every three contract years from your contract issue date, up to the contract date anniversary following:

     o your 85th birthday (for the "Greater of" death benefit), or
     o your 95th birthday (for the GIB).

If a reset is not applicable on any eligible contract date anniversary, your benefit base will not be eligible to be reset again until the next eligible contract date anniversary. For example, even if your benefit base did not reset on the third contract date anniversary, it will not be eligible again for a reset until the sixth contract date anniversary.

For jointly-owned contracts, eligibility to reset the benefit base is based on the age of the older owner. For non-natural owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

Whether you fund your GIB or "Greater of" death benefit at contract issue or some later date, the contract date anniversaries on which your benefit base is eligible for a reset are the same.

We reserve the right to increase the fee for both the GIB and the "Greater of" death benefit if your benefit base resets. See "Fee Table" earlier in this Prospectus and "Charges and Expenses" later in this Prospectus. Your benefit base will reset automatically unless you opt out. We will notify you if your benefit base is eligible for a reset and if a fee increase has been declared. If you do not want your fee to increase, you must notify us in writing at least 30 days prior to the contract date anniversary on which your benefit base could reset that you want to opt out of the reset. You can send us a written request to opt back in to automatic resets at a later date. The current fee will apply upon the next reset. Your benefit base would be eligible for resets based on the same schedule: every three contract years from the contract issue date.


If we do not increase the charge when a Roll-Up benefit base resets, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus.


HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFITS

In general, withdrawals from your Guaranteed benefit account value will reduce your Guaranteed benefit bases on a pro rata basis. Reduc-



                                              Contract features and benefits  47
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tion on a pro rata basis means that we calculate the percentage of your current
Guaranteed benefit account value that is being withdrawn and we reduce your current benefit by the same percentage. For example, if your Guaranteed benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Guaranteed benefit account value. If your benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new benefit base after the withdrawal would be $24,000 ($40,000 - $16,000).

For purposes of calculating the adjustment to your Guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your Guaranteed benefit account value. For more information on the calculation of the charge, see "Withdrawal charge" later in this Prospectus.

Withdrawals always reduce your Annual Ratchet benefit base and Return of Principal benefit base on a pro rata basis, as described above.

A withdrawal from your Guaranteed benefit account value in the first five contract years will reduce your Roll-up benefit base(s) on a pro rata basis.

Beginning in the sixth contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 or GIB Roll-up benefit base(s). Beginning at age 86, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar for dollar basis up to your Annual withdrawal amount.

A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up benefit base(s) on a pro rata basis. Once a withdrawal is taken that causes the sum of the withdrawals from the Guaranteed benefit account value to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from the Guaranteed benefit account value in that contract year will reduce each benefit base on a pro rata basis.



GUARANTEED INCOME BENEFIT

This section describes the Guaranteed income benefit ("GIB").

The GIB is an optional benefit, which is available to owners ages 20-75 (ages 20-70 for Series CP(SM)). If the contract is jointly owned, the GIB availability is based on the older owner's age. GIB must be elected at issue.

The GIB may be elected on a standalone basis (without a Guaranteed minimum death benefit) or in combination with the Return of Principal death benefit, Annual Ratchet death benefit or the "Greater of" death benefit.

The GIB guarantees annual lifetime payments ("Lifetime GIB payments"), which will begin at the earliest of:

(i) the contract date anniversary following the date your Guaranteed benefit account value falls to zero (except as the result of an Excess withdrawal);
(ii)  the contract date anniversary following your 95th birthday; and
(iii) your contract's maturity date.

See "Lifetime GIB payments" later in this section.


Beginning in the sixth contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB Roll-up benefit base. See "Annual withdrawal amount" later in this section.


If you elect the GIB, you can allocate your contributions to any of the following:

o Guaranteed benefit variable investment options

o Non-Guaranteed benefit variable investment options

o Guaranteed interest option


o the account for special dollar cost averaging (Series B and L contracts only)

o the account for special money market dollar cost averaging (Series CP(SM) and C contracts only)


Only amounts you allocate to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for the Guaranteed benefit variable investment options will fund the Guaranteed benefits. These amounts will be included in your Guaranteed benefit base and will become part of your Guaranteed benefit account value.

For example:


You purchase a Retirement Cornerstone(SM) Series contract with an initial contribution of $100,000 and allocate $60,000 to the Guaranteed benefit variable investment options and $40,000 to the Non-Guaranteed benefit variable investment options. Your initial Guaranteed minimum death benefit benefit base will be $60,000.


You can allocate money to the Guaranteed benefit investment options immediately or at some later date.

See "GIB benefit base" earlier in this section for more information on how your benefit base works. Please note that all allocations must comply with our Custom Selection Rules. See "Allocating your contributions" earlier in this section.

You have the ability to periodically reset your GIB benefit base. See "GIB and "Greater of" death benefit base reset" earlier in this section.

There is an additional charge for the GIB which is described under "Guaranteed income benefit charge" in "Charges and expenses" later in this Prospectus. If you decide to drop your GIB, any optional Guaranteed death benefit will also terminate. See "Dropping a Guaranteed benefit" later in this section for more information.

If you elect the GIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing"


48  Contract features and benefits
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in "More information," later in this Prospectus for more information. As such, the benefit base cannot be split or divided in any proportion in connection with a divorce.

--------------------------------------------------------------------------------
The Guaranteed income benefit should be regarded as a safety net only.
--------------------------------------------------------------------------------

ANNUAL WITHDRAWAL AMOUNT


(APPLICABLE PRIOR TO THE BEGINNING OF LIFETIME GIB PAYMENTS)


Your Annual withdrawal amount is calculated on the first day of each contract year, and is equal to:


o the Annual Roll-up rate in effect at the time, multiplied by;


o the GIB Roll-up benefit base as of the most recent contract date anniversary less any transfers (other than amounts representing a credit) and contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program made in any of the prior four years.

Beginning in the sixth contract year, if your Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GIB Roll-up benefit base.

A withdrawal from your Guaranteed benefit account value in the first five contract years, will reduce the Roll-up benefit bases on a pro rata basis. A withdrawal in excess of your Annual withdrawal amount will always reduce the Roll-up benefit bases on a pro rata basis. This is referred to as an "Excess withdrawal". For an example of a pro rata reduction, see "How withdrawals affect your Guaranteed benefits" earlier in this section.

For more information, see "Example of how your Annual withdrawal amount; Annual Roll-up amount and annual benefit base adjustment; the effect of an Excess withdrawal is calculated" below in this section.

Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. If you have not funded your GIB as of the sixth contract year, your Annual withdrawal amount is zero. Your Annual withdrawal amount may be more than or less than your Lifetime GIB payments. See "Lifetime GIB payments," below.



ANNUAL ROLL-UP RATE


The Annual Roll-up rate ("Annual Roll-up rate") is used to calculate amounts credited to your Roll-up benefit base. The rate is variable and will be tied to the ten-year Treasuries formula rate (as described below) but will never be less than in all contract years during which the GIB is in effect. The
Annual Roll-up rate will be set at our discretion, subject to the stated minimum.

THE TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, the "ten-year Treasuries formula rate" is the average of the rates for ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the month of the preceding calendar quarter, plus 1% rounded to the nearest 0.10% increment. The minimum Annual Roll-up rate based on the ten-year Treasuries formula rate will never be greater than 8%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.


NEW BUSINESS RATES. Your initial Annual Roll-up rate will not be less than 4% or, if greater, the ten-year Treasuries formula rate. Once a contract is issued with the Annual Roll-up rate that is then in effect for new business, that rate will be applicable for one contract year.


75 DAY RATE LOCK-IN. If your initial contribution is received within 75 days of the date you sign your application, your initial Annual Roll-up rate will be the greater of the rate in effect on the date of the application or the rate in effect on the date your contract is issued. If we do not receive your initial contribution within 75 days of the date you sign you application, your initial Annual Roll-up rate will be the rate in effect on the date we issue your contract. See Appendix IV later in this Prospectus to see if a longer rate lock in period applies in your state.


RENEWAL RATES. On the first day of each contract year, starting with the second contract year, a new Annual Roll-up rate will apply to your contract (the "Renewal" rate). Your Renewal rate will never be less than the greater of the ten-year Treasuries formula rate or 4%.


The Renewal rate may be more than or less than, or equal to, your initial Annual Roll-up rate. We also reserve the right to set new business rates that are higher than Renewal rates.


Any transfers or contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program, after the first day of any contract year will get the Annual Roll-up rate in effect as of the most recent contract date anniversary.

NOTIFICATION OF ANNUAL ROLL-UP RATE AND RENEWAL RATES. If you elect the GIB or the GIB and "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate for your first contract year. This rate may not be the same rate that was illustrated prior to your purchase of the contract. If you choose to fund the GIB or the GIB and "Greater of" death benefit after issue, you can contact a Customer Service Representative to find out the current Annual Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal Roll-up rate, as well as the previous year's Annual Roll-up rate for your contract. This information can also be found online, through your Online Access Account.


ANNUAL ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT


On each contract date anniversary, we will adjust the Roll-up benefit bases to reflect any applicable Annual Roll-up amount. Your Annual Roll-up amount is calculated, as follows:


o your Roll-up benefit base(s) on the preceding contract date anniversary, multiplied by:

o the Annual Roll-up rate that was in effect on the first day of the contract year; plus

o a prorated Roll-up amount for any transfer or contribution to the Guaranteed benefit variable investment options, either directly or through a Special DCA program, during the contract year; less

o any withdrawals of the Annual withdrawal amount.

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The Roll-up to age 85 benefit base, used in connection with the "Greater of"
death benefit, stops rolling up on the contract date anniversary following the owner's (or older joint owner, if applicable) 85th birthday.

For more information, see "Example of how your Annual withdrawal amount; Annual Roll-up amount and annual benefit base adjustment; the effect of an Excess withdrawal is calculated" immediately below.


EXAMPLE OF HOW YOUR ANNUAL WITHDRAWAL AMOUNT; ANNUAL ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT; AND THE EFFECT OF AN EXCESS WITHDRAWAL IS CALCULATED.

Annual withdrawal amount. Assume you make a contribution of $100,000 to your Guaranteed benefit variable investment options and $100,000 to your Non-Guaranteed benefit investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Guaranteed benefit variable investment options. Also assume that your Annual Roll-up rate is 4% in each contract year. Accordingly, your GIB Roll-up benefit base on your fifth contract date anniversary is $127,290.

Your Annual withdrawal amount as of the beginning of contract year six is equal to $4,892, calculated as follows:

     o 4% (your current Annual Roll-up rate) MULTIPLIED BY
     o ($127,290 - $5,000)(your GIB Roll-up benefit base as your most recent contract date anniversary MINUS the amount of your transfers and/or contributions in any of the prior four contract years) EQUALS
     o $4,892.

Annual Roll-up amount and annual benefit base adjustment. Further assume that in the middle of year six, you make a contribution of $10,000 to your Guaranteed benefit variable investment options, making your current GIB Roll-up benefit base $137,290. Also assume that you withdraw your full Annual withdrawal amount of $4,892 during contract year six.

On your sixth contract date anniversary, your Annual Roll-up amount is equal to $400, calculated as follows:

     o 4% (your current Annual Roll-up rate) MULTIPLIED BY
     o $127,290 (your GIB Roll-up benefit base as of your most recent contract date anniversary) PLUS
     o $200 (the prorated roll-up amount for the contribution: $10,000 x 4% x 1/2 = $200) MINUS
     o $4,892 (the Annual withdrawal amount, which was withdrawn)
     o EQUALS $400

Your adjusted GIB Roll-up benefit base is $137,290.

Effect of an Excess withdrawal. In contract year six, assume you instead make a withdrawal of $7,892 (including any applicable withdrawal charges), which equals an Excess withdrawal of $3,000 ($7,892 minus your Annual withdrawal amount of $4,892). Further assume that your Guaranteed benefit account value at the time of the withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your GIB Roll-up benefit base on a pro rata basis. Accordingly, your GIB Roll-up benefit is reduced by $4,119 at the time of the withdrawal, calculated as follows:

     o $137,290 (your current GIB Roll-up benefit base) MULTIPLIED BY
     o 3% (the percentage of your current Guaranteed benefit account value that was withdrawn) EQUALS
     o $4,119.

On your sixth contract date anniversary, your adjusted GIB Roll-up benefit base is $133,571, calculated as follows:

     o $133,171 (your GIB Roll-up benefit base adjusted to reflect the Excess withdrawal: $137,290 - $4,119 = $133,171) PLUS
     o $400 (your Annual Roll-up amount) EQUALS
     o $133,571.



LIFETIME GIB PAYMENTS

The GIB guarantees annual lifetime payments ("Lifetime GIB payments"), which will begin at the earliest of:

(i) the contract date anniversary following the date your Guaranteed benefit account value falls to zero (except as the result of an Excess withdrawal);

(ii)  the contract date anniversary following your 95th birthday; and

(iii) your contract's maturity date.


For single owner contracts, the payout can be either based on a single life (the owner's life) or joint lives. The joint life must be the spouse of the owner, and payments will be based on the age of the younger spouse. For jointly owned contracts, payments can be based on a single life (based on the life of the older spouse) or joint lives (based on the age of the younger spouse). (For non-natural owners, payments are available on the same basis but are based on the annuitant or joint annuitant's life).

Your Lifetime GIB payments are calculated by applying a percentage to your GIB benefit base. If your Guaranteed benefit account value is zero as described above, we will use your GIB benefit base as of the day your account value was reduced to zero. The percentage is based on your age (or for Joint life contracts, the age of the younger spouse), as follows:



-------------------------------------------------------
      Age         Single Life      Joint Life
-------------------------------------------------------
Up to age 85         4%              3.25%

Ages 86-94           5%              4%

Age 95               6%              4.5%
-------------------------------------------------------


If your Guaranteed benefit account value is reduced to zero, as described above, and you have no Non-Guaranteed benefit account value, the following applies:

     (i) We will issue a supplementary contract with the same owner and beneficiary.

     (ii) We will set up the payout based on a single life. You will have 30 days from the date we issue the supplementary contract in which to make any changes.

     (iii) If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. In the next



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            contract year, you will begin receiving your Lifetime GIB payments.
            We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (iv) If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing the supplementary contract. Your Lifetime GIB payment will begin in the next contract year. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (v) If you were taking other withdrawals, we will pay you the bal ance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments one year from the next contract year on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (vi) If you were not taking withdrawals, and your Guaranteed ben efit account value was reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (vii) Your Guaranteed minimum death benefit will be terminated and no subsequent contributions or transfers will be permitted once your Guaranteed benefit account value goes to zero.

If your Guaranteed benefit account value is reduced to zero, as described above, and you have Non-Guaranteed benefit account value, the following applies:

     (i)    We will issue you a GIB payout kit.

     (ii) We will set up the payout based on a single life. You will have 30 days from the date we send your GIB payout kit in which to make any changes.

     (iii) If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the scheduled payments to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (iv) If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (v) If you were taking other withdrawals, we will pay you the bal ance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments one year after the supplementary contract is issued. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (vi) If you were not taking withdrawals, and your Guaranteed benefit account value is reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

     (vii) Your Lifetime GIB payment will not reduce your Non-Guaranteed benefit account value.

     (viii) Your Guaranteed minimum death benefit will be terminated once your Guaranteed benefit account value goes to zero.

     (ix) Your Lifetime GIB payments will continue under your Retire ment Cornerstone(SM) Series contract until your Non-Guaranteed benefit account value falls to zero or your contract matures, at which time we will issue you a supplementary contract for the remaining Lifetime GIB payments.


If your Guaranteed benefit account value has not fallen to zero before the contract maturity date or the owner reaches age 95, whichever is sooner, the following applies:

     (i) We will issue a supplementary contract with the same owner and beneficiary;

     (ii)   Your Lifetime GIB payments will be equal to the greater of:


            o your Guaranteed benefit account value applied to the guaranteed, or, if greater, the current annuitization factors,

                                      -OR-

            o the GIB benefit base applied to the flat percentage discussed above in this section;

     (iii) Any Non-Guaranteed benefit account value will be annuitized under a separate contract based on one of the annuity payout options discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus;

     (iv) Upon issuing your supplementary contract, your death benefit will be terminated.


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If you elect the GIB and your Guaranteed benefit account value falls to zero due to an Excess withdrawal, we will terminate your GIB and you will receive no payment or supplementary life annuity contract, even if your GIB benefit base is greater than zero.


Your Lifetime GIB payments will be calculated as described above in this section. Whether your Lifetime GIB payments are triggered by your Guaranteed benefit account value falling to zero (due to either withdrawals or the deduction of charges) or contract maturity or age 95, we use the same calculation to determine the amount of the payments. Similarly, whether we pay you under a supplemental contract or under your Retirement Cornerstone(SM) contract, the calculation of the payments is not impacted.

Please see the Hypothetical illustrations in Appendix III for an example of how Lifetime GIB payments when: (i) a hypothetical Guaranteed benefit account value falls to zero, and (ii) a contract owner reaches age 95.



DEATH BENEFIT

For the purposes of determining the death benefit under the contract, we treat your Non-Guaranteed benefit account value and any guaranteed minimum death benefit separately.

The death benefit in connection with your Non-Guaranteed benefit account value is equal to your Non-Guaranteed benefit account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment.


GUARANTEED MINIMUM DEATH BENEFITS

At issue, if you are age 0-75 (0-70 for Series CP(SM)) you may elect one of our optional Guaranteed minimum death benefit options in connection with the Guaranteed benefit account value:

     - Return of Principal death benefit; or

     - Annual Ratchet death benefit; or

     - The "Greater of" death benefit.


The "Greater of" death benefit can only be elected in combination with the GIB. The Return of Principal death benefit and the Annual Ratchet death benefit are available with or without the GIB. The Annual Ratchet death benefit and "Greater of" death benefit are available at an additional charge.


If you elect a Guaranteed minimum death benefit, you can allocate your contributions to any of the following:

o Guaranteed benefit variable investment options

o Non-Guaranteed benefit variable investment options

o Guaranteed interest option


o the account for special money market dollar cost averaging (Series C and CP(SM) contracts only)

o the account for special dollar cost averaging (Series B and L contracts only)



Only amounts you allocate to the Guaranteed benefit variable investment options and a Special DCA program designated for the Guaranteed benefit variable investment options will fund the Guaranteed benefits. These amounts will be included in your Guaranteed benefit base and will become part of your Guaranteed benefit account value.

Your death benefit is equal to your Guaranteed benefit account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, or your applicable Guaranteed minimum death benefit on the date of the owner's (or older joint owner's, if applicable) death, adjusted for subsequent withdrawals (and any withdrawal charges), whichever provides the higher amount.

Your Guaranteed minimum death benefit is equal to its corresponding benefit base described earlier in "Guaranteed minimum death benefit and Guaranteed income benefit base."


Once you have made your Guaranteed minimum death benefit election, you may drop it but you cannot otherwise change your election. If you drop your Guaranteed minimum death benefit, your GIB will be dropped automatically. For more information see "Dropping a Guaranteed benefit" later in this section.


If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

The Guaranteed minimum death benefits are subject to state availability (see Appendix IV later in this Prospectus for state availability of these benefits) and your age at contract issue.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.


If you elect the "Greater of" death benefit, your Roll-Up benefit base will be eligible for resets. See "Roll-Up benefit base reset" earlier in this section.

Please see both "Effect of your account values falling to zero" in "Determining your contract's value" and "How withdrawals affect your Guaranteed benefits" earlier in this section and the section entitled "Charges and expenses" later in this Prospectus for more information on these Guaranteed benefits.

See Appendix II later in this Prospectus for examples of how the Guaranteed minimum death benefits work.



DROPPING A GUARANTEED BENEFIT

You may drop a Guaranteed benefit from your contract, subject to the following:


o If you elect to drop a Guaranteed benefit, any other Guaranteed benefit you have elected will be dropped automatically.

o You may not drop a Guaranteed benefit if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions. For Series C contracts, you may not drop a Guaranteed benefit until the later of: (1) four years from the date we issue the contract, or (2) the contract date anni-


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   versary following the first transfer or contribution to the Guaranteed benefit variable investment options, either directly or through a Special DCA program.


o If you fund a Guaranteed benefit after your contract is issued, you may not drop the benefit until the later of: (1) the expiration of any withdrawal charges in effect under your contract, or (2) the contract date anniversary following the first transfer or contribution to the Guaranteed benefit variable investment options, either directly or through a Special DCA program.


o If you request to drop a Guaranteed benefit from your contract, you will have to withdraw all your Guaranteed benefit account value or transfer it into the Non-Guaranteed benefit account value. You will no longer be permitted to make any contributions or transfers into the Guaranteed benefit variable investment options either directly or through a Special DCA program.

o The Guaranteed benefit(s) will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the a Guaranteed benefit on a date other than a contract date anniversary, we will deduct a pro rata portion of the Guaranteed benefit charge for the contract year on that date. At that point, you will no longer be charged for the benefit(s).

If you drop a Guaranteed benefit, you will not be permitted to add it to your contract again.


INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

(Not available for Series CP(SM) contracts)


We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by AXA Equitable. The beneficiary may want to change the investments of the "original IRA" inherited from the now-deceased IRA owner, but must take post-death required minimum distribution payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death required minimum distribution rules, which are similar to those of the Beneficiary Continuation Option ("BCO") restricted to eligible beneficiaries of contracts issued by AXA Equitable. See "Beneficiary continuation option for IRA and Roth IRA contracts" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. Because the Inherited IRA beneficiary continuation contract is intended to provide options to beneficiaries in complying with federal income tax rules, there are a number of limitations on who can purchase the contract, how the contract is purchased, and the features available under the contract. A prospective purchaser should seek tax advice before making a decision to purchase the contract. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.


WHO CAN PURCHASE AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of non-AXA Equitable IRAs who are individuals. We also offer the Inherited IRA beneficiary continuation contract to eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans ("Applicable Plan(s)"). The purpose is to enable such beneficiaries to elect certain post-death required minimum distribution payment choices available to them under federal income tax rules which may not be offered under the Applicable Plan. Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract.


HOW AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS PURCHASED

A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original Roth IRA. In the case of a non-spousal beneficiary under a deceased plan participant's Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract is the individual who is the beneficiary of the original IRA. The contract must also contain the name of the deceased owner. In this discussion, unless otherwise indicated, references to "deceased owner" include "deceased plan participant"; references to "original IRA" include "the deceased plan participant's interest or benefit under the Applicable Plan", and references to "individual beneficiary of a traditional IRA" include "individual non-spousal beneficiary under an Applicable Plan."


LIMITATIONS ON CERTAIN FEATURES UNDER THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

This contract is intended only for beneficiaries who want to take payments at least annually over their life expectancy. These payments generally must begin (or must have begun) no later than December 31st of the calendar year following the year the deceased owner died. Since the contract makes post-death required minimum distribution payments at least once a year, the contract is not suitable for beneficiaries who do not want to take payments from this contract every year. Beneficiaries who do not want to take scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the inherited IRA funds should not purchase this contract. Because of the contract's focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

Except in the case of amounts directly rolled over from an Applicable Plan to an Inherited IRA beneficiary continuation contract, the Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of



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your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

Under the Inherited IRA beneficiary continuation contract:

o You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis.

o You must receive payments from the contract even if you are receiving payments from another IRA of the deceased owner in an amount that would otherwise satisfy the amount required to be distributed from the contract.

o The beneficiary of the original IRA will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "see-through trust," the oldest beneficiary of the trust will be the annuitant.

o An Inherited IRA beneficiary continuation contract is not available for owners over age 70.

o The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See "How you can purchase and contribute to your contract" earlier in this section.

o Any subsequent contribution must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA Equitable, where the deceased owner is the same as under the original IRA contract. A non-spousal beneficiary under an Applicable Plan cannot make subsequent contributions to an Inherited IRA contract.

o You may make transfers among the investment options, as permitted.

o You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in "Charges and expenses" later in this Prospectus.

o The GIB, the "Greater of" death benefit, Spousal continuation, Automatic transfer program, automatic investment program, automatic payment plans and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

o Upon your death, your beneficiary has the option to continue taking RMDs based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, withdrawal charges (if applicable) will no longer apply. If you had elected a Guaranteed minimum death benefit, it will no longer be in effect and any applicable charge for such benefit will stop.

o When you die, we will pay your beneficiary the Non-Guaranteed benefit account value and the greater of the Guaranteed benefit account value or the applicable death benefit.



YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix IV to find out what applies in your state.

Generally, your refund will equal your total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option, and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii) or (iii) above). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

For Series CP(SM) contract owners, please note that you will forfeit the Credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

o you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract, whichever applies. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus.


54  Contract features and benefits
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2. Determining your contract's value

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YOUR ACCOUNT VALUE AND CASH VALUE

Your "Total account value" is the total of: (i) the Guaranteed benefit account value, and (ii) the Non-Guaranteed benefit account value. Your "Guaranteed benefit account value" is the total value you have in: (i) the Guaranteed benefit variable investment options, and (ii) amounts in a Special DCA program designated for the Guaranteed benefit variable investment options. Your "Non-Guaranteed benefit account value" is the total value you have in: (i) the Non-Guaranteed benefit variable investment options, (ii) the guaranteed interest option, and (iii) amounts in a Special DCA program designated for the Non-Guaranteed benefit variable investment options and the guaranteed interest option. See "What your investment options are under the contract" in "Contract Features and benefits" for a detailed list of the Guaranteed benefit investment options and Non-Guaranteed benefit investment options.

Your contract also has a "cash value." Your contract's cash value is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any optional benefit charges; and
(ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.


YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)    mortality and expense risks;

(ii)   administrative expenses; and

(iii)  distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i) increased to reflect subsequent contributions (plus the Credit for Series CP(SM) contracts);

(ii)  decreased to reflect withdrawals (plus withdrawal charges, if applicable);
      or

(iii) increased to reflect transfers into or decreased to reflect a transfer out of a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.


YOUR CONTRACT'S VALUE IN THE GUARANTEED INTEREST OPTION

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus transfers and withdrawals out of the option, and charges we deduct.


YOUR CONTRACT'S VALUE IN THE ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING

(For Series B and Series L contracts only)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, less any amounts that have been transferred to the variable investment options you have selected, and charges we deduct.


EFFECT OF YOUR ACCOUNT VALUES FALLING TO ZERO

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

o If you have Non-Guaranteed benefit account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

o Your Guaranteed minimum death benefit will terminate without value if your Guaranteed benefit account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also elected the GIB or receive Lifetime GIB payments. Unless you have amounts allocated to your Non-Guaranteed benefit account value, your contract will also terminate.

o If you elected the GIB and your Guaranteed benefit account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GIB payments in accordance with the terms of the GIB. Unless you have amounts allocated to your Non-Guaranteed benefit account value, your contract will also terminate.

o If your Guaranteed benefit account value falls to zero due to an Excess withdrawal, your GIB will terminate and you will not receive Lifetime GIB payments. Unless you have amounts allocated to your Non-Guaranteed benefit account value, your contract will also terminate.

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your con-


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tract and terminate your Guaranteed minimum death benefit. See "Withdrawals treated as surrenders" in "Accessing your money."

As discussed earlier in this Prospectus, we reserve the right to discontinue your ability to make subsequent contributions to the contract or subsequent transfers or contributions to the Guaranteed benefit investment options, either directly or through a Special DCA program. If we exercise this right, and your account values are at risk of falling to zero, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or Guaranteed benefit termination.

Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

See Appendix IV for any state variations with regard to termination of your contract.


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3. Transferring your money among investment options

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TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your total account value among the investment options, subject to the following:

o You may not transfer any amount to a Special DCA program.


o Amounts allocated to the Non-Guaranteed benefit variable investment options or guaranteed interest option can be transferred among the Non-Guaranteed benefit variable investment options. Also, amounts allocated to the Non-Guaranteed benefit variable investment options or the guaranteed interest option can be transferred to the Guaranteed benefit variable investment options until the contract date anniversary following owner age 75, or if later, the first contract date anniversary. Transfers into your Guaranteed benefit account value will be allocated in accordance with your allocation instructions on file. See the limitations on amounts that may be transferred out of the guaranteed interest option below.

o Amounts invested in the Guaranteed benefit variable investment options can only be transferred among the Guaranteed benefit variable investment options. Transfers out of the Guaranteed benefit variable investment options into the Non-Guaranteed benefit variable investment options or guaranteed interest option are not permitted. However, if the owner elects to cancel a Guaranteed benefit, the entire Guaranteed benefit account value must be withdrawn from the contract or transferred into the Non-Guaranteed benefit variable investment options or guaranteed interest option. See "Dropping a Guaranteed benefit" earlier in this Prospectus. See the limitations on amounts that may be transferred into the guaranteed investment option below. ONCE A WITHDRAWAL IS TAKEN FROM THE GUARANTEED BENEFIT ACCOUNT VALUE, YOU CAN CONTINUE TO MAKE TRANSFERS FROM YOUR NON-GUARANTEED BENEFIT ACCOUNT VALUE TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS UNTIL SUCH TIME YOU MAKE A SUBSEQUENT CONTRIBUTION TO YOUR NON-GUARANTEED BENEFIT ACCOUNT VALUE. See "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.


o For amounts allocated to the Guaranteed benefit variable investment options, you may make a transfer from one Guaranteed benefit variable investment option to another Guaranteed benefit variable investment option as follows:

  -- You may make a transfer within the same category provided the resulting allocation to the receiving Guaranteed benefit variable investment option does not exceed the investment option maximum in place at the time of the transfer.

  -- You can make a transfer from a Guaranteed benefit variable investment option in one category to a Guaranteed benefit variable investment option in another category as long as any applicable minimum rule(s) for the transferring category, the minimum and maximum rule(s) for all categories and the maximum rule for the receiving Guaranteed benefit variable investment option are met. For detailed information regarding these rules, see "Category and investment option limitations" under "Allocating your contributions" in "Contract features and benefits."

  -- You may also request a transfer that would reallocate your account value in the Guaranteed benefit variable investment options based on percentages, provided those percentages are consistent with the category and Guaranteed benefit variable investment option limits in place at the time of the transfer.

  -- In calculating the limits for any transfers among the Guaranteed benefit variable investment options, we use the Guaranteed benefit account value percentages as of the date prior to the transfer.

  -- Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection Rules at the time of the request. In connection with any transfer, you should consider providing new allocation instructions, which would be used in connection with future rebalancing. A transfer must comply with the Custom Selection Rules described under "Allocating your contributions" earlier in the Prospectus.

o A transfer into the guaranteed interest option will not be permitted if such transfer would result in more than 25% of the total account value being allocated to the guaranteed interest option, based on the total account value as of the previous business day. This restriction is waived for amounts transferred from a dollar cost averaging program into the guaranteed interest option.

Some states may have additional transfer restrictions. Please see Appendix IV later in this Prospectus.

o We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers. For additional, transfer restrictions see "Disruptive transfer activity" section below. We may charge a transfer charge if the number of transfers in a contract year exceed the number of "free transfers" under your contract. For more information, see "Transfer charge" in "Charges and expenses" later in this Prospectus.

o The maximum amount that may be transferred from the guaranteed interest option to any investment option (including amounts transferred pursuant to the fixed-dollar option and interest sweep option dollar cost averaging programs described under "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus) in any contract year is the greatest of:

   (a) 25% of the amount you have in the guaranteed interest option on the last day of the prior contract year; or


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   (b) the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

   (c) 25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you by way of a supplement to this Prospectus. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. A new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing, by telephone using TOPS or through Online Account Access. You must send in all written transfer requests directly to our processing office. Transfer requests should specify:

     (1) the contract number;

     (2) the dollar amounts or percentages of your current applicable account value to be transferred; and

     (3) the investment options to and from which you are transfer ring.

We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.


DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "affiliated trusts"), as well as investment options with underlying portfolios of outside trusts with which AXA Equitable has entered participation agreements (the "unaffiliated trusts" and, collectively with the affiliated trusts, the "trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as


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engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.


REBALANCING AMONG YOUR NON-GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS AND GUARANTEED INTEREST OPTION

On or about December 1, 2010, we plan to offer two rebalancing programs that you can use to automatically reallocate your Non-Guaranteed account value among your Non-Guaranteed benefit variable investment options and the guaranteed interest option. Option I allows you to rebalance your Non-Guaranteed benefit account value among the Non-Guaranteed benefit variable investment options. Option II allows you to rebalance your Non-Guaranteed benefit account value among the Non-Guaranteed benefit variable investment options and the guaranteed interest option.

To enroll in one of our rebalancing programs, you must notify us in writing or through Online Account Access and tell us:

   (a) the percentage you want invested in each investment option (whole percentages only), and

   (b) how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis)


Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract issue date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.


Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to our processing office. Termination requests can be made online through Online Account Access. See "How to reach us" in "Who is AXA Equitable?" earlier in this Prospectus. There is no charge for the rebalancing feature.

--------------------------------------------------------------------------------
Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.
--------------------------------------------------------------------------------

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your Non-Guaranteed benefit account value that you specify is invested in each option at the end of each rebalancing date.

If you select Option II, you will be subject to our rules regarding transfers from the guaranteed interest option to the Non-Guaranteed benefit variable investment options. These rules are described in "Transferring your account value" earlier in this section. Under Option II, a transfer into or out of the guaranteed interest option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any dollar cost averaging program. You may not elect Option I if you are participating in special money market dollar cost averaging or general dollar cost averaging.

Our optional rebalancing programs are not available for amounts allocated to the Guaranteed benefit variable investment options. For information about rebalancing among the Guaranteed benefit variable investment options, see "Automatic quarterly rebalancing" under "Allocating your contributions" in "Contract features and benefits" for more information on rebalancing your Guaranteed benefit account value.


SYSTEMATIC ACCOUNT SWEEP PROGRAM

Under the systematic account sweep program, you may elect to have amounts in the Non-Guaranteed benefit variable investment options and the guaranteed interest option automatically transferred to your Guaranteed benefit variable investment options. This can be done on a quarterly, semi-annual or annual basis. These amounts will be transferred on a pro rata basis based on your allocation instructions on file. You can instruct us to either designate a: (i) dollar amount, or (ii) percentage of the Non-Guaranteed benefit variable investment options and the guaranteed interest option you want transferred. Also, you can specify: (i) a number of years you want the program to continue, or (ii) instruct us to continue to make transfers until all available amounts in


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your Non-Guaranteed benefit variable investment options and guaranteed interest option have been transferred out.


If you have taken a withdrawal from your Guaranteed benefit account value, the systematic account sweep program will automatically terminate after you make a subsequent contribution to your Non-Guaranteed benefit account value.


The systematic account sweep program is not currently active. Once this program is activated, we will implement any systematic account sweep program instructions you have provided us.

If we discontinue contributions and transfers to all Guaranteed benefit variable investment options, we will terminate your systematic account sweep program. See "How you can purchase and contribute to your contract" in "Contract features and benefits" earlier in this Prospectus.


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4. Accessing your money

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WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your Total account value before payments begin. The table below shows the methods available under each type of contract.



Your account value could become insufficient due to withdrawals and/or poor market performance. For information on how withdrawals affect your Guaranteed benefits and potentially cause your contract to terminate, please see "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus and "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

If you take a withdrawal from the Guaranteed benefit variable investment options, the withdrawal may impact your existing benefits and you will no longer be permitted to make subsequent contributions into the Guaranteed benefit variable investment options. See "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information.



--------------------------------------------------------------------------------
                                       Method of withdrawal
                   -------------------------------------------------------------
                                                                        Lifetime
                                                           Pre-age     required
                    Automatic                              59-1/2        minimum
                     payment                  Syste-   substantially   distribu-
 Contract(1)        plans(2)      Partial   matic(3)      equal(4)       tion
--------------------------------------------------------------------------------
NQ                     Yes         Yes         Yes           No           No
--------------------------------------------------------------------------------
Traditional IRA        Yes         Yes         Yes          Yes           Yes
--------------------------------------------------------------------------------
Roth IRA               Yes         Yes         Yes          Yes           No
--------------------------------------------------------------------------------
Inherited IRA          No          Yes         No            No         Yes(5)
--------------------------------------------------------------------------------
QP(6)                  Yes         Yes         No            No           Yes
--------------------------------------------------------------------------------

(1) Please note that not all contract types are available under all contracts in the Retirement Cornerstone(SM) Series.

(2) Available for contracts with GIB only.

(3) Available for withdrawals from your Non-Guaranteed benefit variable investment options and guaranteed interest option only.

(4) Not available for contracts with GIB.

(5) The contract (whether traditional IRA or Roth IRA) pays out post-death required minimum distributions. See "Inherited IRA beneficiary continuation contract" in "Contract features and benefits" earlier in this Prospectus.

(6) All payments are made to the trust as the owner of the contract. See "Appendix I: Purchase considerations for QP contracts" later in this Prospectus.


AUTOMATIC PAYMENT PLANS
(For contracts with GIB)

You may take automatic withdrawals from your Guaranteed benefit account value under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an Automatic payment plan count toward your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning after the fifth contract date anniversary. You must wait at least 28 days from enrollment in a plan before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.


If you take a partial withdrawal from your Guaranteed benefit account value while an automatic payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. A partial withdrawal taken during an automatic payment plan could result in an Excess withdrawal. See "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus and "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.


MAXIMUM PAYMENT PLAN

If you elect the GIB, the Maximum payment plan is available beginning in the sixth or later contract year. Under the Maximum payment plan, you can request us to pay you the Annual withdrawal amount as scheduled payments. The payment amount may increase or decrease annually as the result of a change in the Annual Roll-up rate or a Roll-up benefit base reset.


If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Annual withdrawal amount.


If you take a partial withdrawal from your Guaranteed benefit account value in the same contract year prior to enrollment in the Maximum payment plan, the partial withdrawal will be factored into the scheduled payments for that contract year, as follows: we will calculate the Annual withdrawal amount and subtract the partial withdrawal amount. The difference will be divided by the number of payments that remain for the rest of the contract year based on your election. This will be the amount paid out for the remaining periods for that contract year.


CUSTOMIZED PAYMENT PLAN

If you elect the GIB, the Customized payment plan is available beginning in the sixth or later contract year. The following payment options can be elected under the Customized payment plan:

     (i) Guaranteed minimum percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a withdrawal percentage that is fixed at the lowest guaranteed Annual Roll-up rate of 4%.



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     (ii)  Fixed percentage below the Annual Roll-up rate: You can request us to pay you as scheduled payments a withdrawal amount based on a fixed percentage that is less than the applicable Annual Roll-up rate for each contract year. If in any contract year your requested fixed percentage would result in a payment that is less than 4%, your percentage for that contract year will be 4%. Your percentage requests must be in increments of 0.50%. Although your requested percentage is fixed, your payment may increase or decrease annually as the result of a change in the Annual Roll-up rate or a Roll-up benefit base reset.

     (iii) Fixed percentage: You can request us to pay you as sched uled payments a withdrawal amount based on a fixed percentage. The percentage may not exceed the Annual Roll-up rate in any contract year. If in any contract year the fixed percentage is greater than your Annual Roll-up rate for that contract year, we will pay you only the Annual Withdrawal Amount as scheduled payments for that contract year.

     (iv) Fixed dollar amount: You can request us to pay you as scheduled payments a fixed dollar withdrawal amount each contract year. The fixed dollar amount may not exceed your Annual withdrawal amount in any contract year. If in any contract year the fixed dollar amount is greater than your Annual Withdrawal Amount, we will pay you as scheduled payments only your Annual withdrawal amount.

     (v) Fixed dollar amount or fixed percentage from both the Guar anteed benefit account value and the Non-Guaranteed benefit account value:
           You can request us to pay you a fixed dollar amount or fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. The Annual withdrawal amount will be withdrawn from the Guaranteed benefit account value. We will pay you any requested amount that is in excess of your Annual withdrawal amount from your Non-Guaranteed benefit account value. If in any contract year there is insufficient value in the Non-Guaranteed benefit account value to satisfy your requested fixed dollar or fixed percentage withdrawal, we will pay you the maximum amount that can be withdrawn as scheduled payments for that contract year.

It is important to note that if you elect the Customized payment plan and start monthly or quarterly withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause an Excess withdrawal. If your selected scheduled payment would cause an Excess withdrawal, we will notify you. Excess withdrawals may significantly reduce the value of the GIB (and "Greater of" death benefit, if elected). See "How withdrawals affect your Guaranteed benefits" and "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus.

For examples on how the Automatic payment plans work, please see Appendix V.


PARTIAL WITHDRAWALS AND SURRENDERS
(All contracts)

You may take partial withdrawals from your contract at any time. For discussion on how amounts can be withdrawn, see "How withdrawals are taken from your Total account value" below. You can also surrender your contract at any time.

Partial withdrawals will be subject to a withdrawal charge if they exceed the free withdrawal amount. For more information, see "Free withdrawal amount" in "Charges and expenses" later in this Prospectus.

Any request for a partial withdrawal will terminate your participation in either the Maximum payment plan or Customized payment plan.


SYSTEMATIC WITHDRAWALS
(All contracts except Inherited IRA and QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your Non-Guaranteed benefit variable investment options and guaranteed interest option.

You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your Non-Guaranteed benefit account value: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.


If the withdrawal charges on your contract have expired (not applicable to Series C which has no withdrawal charges), you may elect a systematic withdrawal option in excess of percentages described in the preceding paragraph, up to 100% of your Non-Guaranteed benefit account value. However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your Non-Guaranteed benefit account value, the systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.


We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, we will make the withdrawals on the same calendar day of the month as the contract date. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages 59-1/2 and 70-1/2.


If the systematic withdrawal option is elected with an Automatic payment plan, the payment frequency will be the same as the Automatic payment plan.


You may change the payment frequency, or the amount or the percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in


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which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal amount previously taken in the same contract year, the systematic withdrawal exceeds the free withdrawal amount.


SUBSTANTIALLY EQUAL WITHDRAWALS
(Traditional IRA and Roth IRA contracts only)


We offer our "substantially equal withdrawals option" to allow you to receive distributions from your Non-Guaranteed benefit variable investment options and guaranteed interest option without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59-1/2. See "Tax information" later in this Prospectus. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply .


Once you begin to take substantially equal withdrawals, you should not do any of the following: (i) stop them; (ii) change the pattern of your withdrawals (for example, by taking an additional partial withdrawal); or (iii) contribute any more to the contract until after the later of age 59-1/2 or five full years after the first withdrawal. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before age 59-1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the substantially equal withdrawal exceeds the free withdrawal amount (see "Free withdrawal amount" in "Charges and expenses" later in this Prospectus).


Also, the substantially equal withdrawal program is not available if you have elected a Guaranteed benefit.



LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(Traditional IRA and QP contracts only -- See "Tax information" later in this Prospectus)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected a Guaranteed benefit, amounts withdrawn from the contract to meet RMDs may reduce the benefit base and may limit the utility of the benefit(s). Also, the actuarial present value of additional contract benefits must be added to the Total account value in calculating RMD payments from annuity contracts funding qualified plans and IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this Prospectus.

This service is not available under defined benefit QP contracts.

You may elect this service in the calendar year in which you reach age 70-1/2 or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually. See "Required minimum distributions" in "Tax information" later in this Prospectus for your specific type of retirement arrangement.

This service does not generate automatic RMD payments during the first contract year. Therefore, if you are making a rollover or transfer contribution to the contract after age 70-1/2, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

--------------------------------------------------------------------------------
For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach age 70-1/2 (if you have not begun your annuity payments before that time).
--------------------------------------------------------------------------------

We do not impose a withdrawal charge on RMD payments if you are enrolled in our automatic RMD service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

RMDS FOR CONTRACTS WITH GIB. Generally, if you elect our Automatic RMD service, any lifetime RMD payment we make to you, starting in the first contract year, will not be treated as an Excess withdrawal for contracts with GIB or with GIB and the "Greater of" death benefit. Amounts from both your Guaranteed Benefit account value and Non-Guaranteed account value are used to determine your lifetime RMD payment each year.


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If you elect either the Maximum payment plan or the Customized payment plan
(together, "automatic payment plans") and our Automatic RMD service, we will make an extra payment, if necessary, on December 1st that will equal your lifetime RMD amount less all payments made through November 30th and any scheduled December payment. The combined Automatic payment plan and RMD payment will not be treated as an Excess withdrawal if the RMD, together with any withdrawal taken under one of our automatic plans exceeds your Annual withdrawal amount. The additional payment will reduce your Roll-up benefit bases on a dollar for dollar basis. Your Annual Ratchet benefit base is always reduced on a pro rata basis.

If you take any partial withdrawals in addition to your RMD and Automatic payment plan payments, your applicable Automatic payment plan will be terminated. Any partial withdrawal taken from your Guaranteed benefit account value may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your Guaranteed benefit base and Annual withdrawal amount will be reduced.


If you elect our Automatic RMD service and elect to take your Annual withdrawal amount in partial withdrawals without electing one of our available Automatic payment plans, we will make a payment, if necessary, on December 1st that will equal your RMD payment less all withdrawals made through November 30th. If prior to December 1st you make a partial withdrawal that exceeds your Annual withdrawal amount, but not your RMD amount, any portion of that partial withdrawal taken from your Guaranteed benefit account value will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals taken from your Guaranteed benefit account value made during the same contract year. However, if by December 1st your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.


Your RMD payment will be withdrawn on a pro rata basis from your Non-Guaranteed benefit variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will withdraw amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the RMD payment or the total amount of the RMD payment will be withdrawn from your Guaranteed benefit variable investment options. For information on how RMD payments are taken from your contract see "How withdrawals are taken from your Total account value" below.


If you do not elect our Automatic RMD service and if your Annual withdrawal amount is insufficient to satisfy the RMD payment, any additional withdrawal taken in the same contract year (even one to satisfy your RMD payment) from your Guaranteed benefit account value will be treated as an Excess withdrawal.


HOW WITHDRAWALS ARE TAKEN FROM YOUR TOTAL ACCOUNT VALUE


Unless you specify otherwise, all withdrawals (other than Automatic payment plan and Systematic withdrawals and lump sum withdrawals of your Annual withdrawal amount) will be taken on a pro rata basis from your Non-Guaranteed benefit variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Guaranteed benefit variable investment options. Any amounts withdrawn from the Special DCA program that were designated for the Guaranteed benefit variable investment options will reduce your benefit base.


You may choose to have withdrawals subtracted from your contract based on the following options:

     (1) Take the entire withdrawal on a pro rata basis from the Guaranteed benefit variable investment options; or

     (2) Take the entire withdrawal from the Non-Guaranteed ben efit account value, specifying which Non-Guaranteed benefit investment options the withdrawal should be taken from; or


     (3) Request a certain portion of the withdrawal to be taken from the Guaranteed benefit investment options and take the remaining part of the withdrawal from the Non-Guaranteed benefit investment options. You may specify the investment options for the Non-Guaranteed benefit account value. The withdrawal from the Guaranteed benefit investment options will be taken on a pro rata basis.

For how withdrawals affect your Guaranteed benefits, see "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.



WITHDRAWALS TREATED AS SURRENDERS

Certain withdrawals may cause your contract and certain Guaranteed benefits to terminate, as follows:

o Any fee deduction and/or withdrawal that causes your Total account value to fall to zero will terminate the contract and any applicable Guaranteed benefit, other than the GIB (unless the account value falls to zero due to an "Excess withdrawal"). See "Guaranteed income benefit" in "Contract features and benefits" e2arlier in this Prospectus for a discussion of what happens to your benefit if your Guaranteed benefit account value falls to zero.

o If you do not elect GIB or have not yet funded it, the following applies:

  -- a request to withdraw 90% or more of your cash value will terminate your contract and any applicable Guaranteed minimum death benefit;

  -- we reserve the right to terminate the contract and any applicable
     Guaranteed minimum death benefit if no contributions are made during the last three contract years and the cash value is less than $500; and

  -- we reserve the right to terminate your contract and any applicable
     Guaranteed minimum death benefit if any withdrawal would result in a remaining cash values of less than $500.


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If your contract is terminated we will pay you the contract's cash value. See
"Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.


SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while an annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.


All benefits under the contract, including the GIB, will terminate as of the date we receive the required information if your cash value in your Guaranteed benefit account value is greater than your Annual withdrawal amount remaining that year. If your cash value is not greater than your Annual withdrawal amount remaining that year, then you will receive your cash value and a supplementary life annuity contract. For more information, please see "Effect of your account values falling to zero" in "Determining your contract's value" and "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus.



You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.


WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

     (1)   the New York Stock Exchange is closed or restricts trading,

     (2) the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

     (3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option or a Special DCA program, (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

YOUR ANNUITY PAYOUT OPTIONS

Deferred annuity contracts such as those in the Retirement Cornerstone(SM) Series provide for conversion to annuity payout status at or before the contract's "maturity date." This is called annuitization. Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and you receive a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time, which generally is at least 13 months (five years for Series CP(SM) contracts) after the contract issue date. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section. If you have a GIB or a Guaranteed minimum death benefit, your contract may have both a Guaranteed benefit account value and a Non-Guaranteed benefit account value. If there is a Guaranteed benefit account value and you choose to annuitize your contract before the maturity date, the GIB will terminate without value even if your GIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received under GIB. See "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus for further information. Any Guaranteed minimum death benefit terminates upon annuitization. Please note that the contract is not treated as annuitized unless all amounts remaining under the contract have been converted to annuity payments; there is no partial annuitization. See "Taxation of nonqualified annuities--Annuity payments" under "Tax information" later in this Prospectus. You may choose a partial withdrawal of cash value to purchase a life annuity at any time at or before the maturity date, but the guaranteed annuity purchased rates described below will not apply.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In addition, you may apply your total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. Some enable you to receive fixed annuity payments which can be either level


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or increasing, and others enable you to receive variable annuity payments.
Please see Appendix IV later in this Prospectus for variations that may apply in your state.

The payments that you receive upon annuitization of your Guaranteed benefit account value may be less than your Annual withdrawal amount or your Lifetime GIB payments. If you are considering annuitization, you should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your Non-Guaranteed benefit account value after the date your Lifetime GIB payments begin will not affect those payments.

You can choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. In addition, if you are exercising your GIB, your choice of payout options are those that are available under the GIB (see "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus).

--------------------------------------------------------------------------------
Fixed annuity payout options               Life annuity
                                           Life annuity with period certain
                                           Life annuity with refund certain
                                           Period certain annuity
--------------------------------------------------------------------------------
Variable Immediate Annuity                 Life annuity
   payout options                          Life annuity with period certain
--------------------------------------------------------------------------------
Income Manager(R) payout options           Life annuity with period certain
   (available for owners and annuitants    Period certain annuity
   age 83 or less at contract issue)
--------------------------------------------------------------------------------

o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

o Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.


FIXED ANNUITY PAYOUT OPTIONS

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.


VARIABLE IMMEDIATE ANNUITY PAYOUT OPTIONS

Variable Immediate Annuities are described in a separate prospectus that is available from your financial professional. Before you select a Variable Immediate Annuity payout option, you should read the prospectus which contains important information that you should know.

Variable Immediate Annuities may be funded through your choice of available variable investment options investing in portfolios of AXA Premier VIP Trust and EQ Advisors Trust. The contract also offers a fixed income annuity payout option that can be elected in combination with the variable income annuity payout option. The amount of each variable income annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate.


INCOME MANAGER(R) PAYOUT OPTIONS

The Income Manager(R) payout annuity contracts differ from the other payout annuity contracts. The other payout annuity contracts may provide higher or lower income levels, but do not have all the features of the Income Manager(R) payout annuity contract. You may request an illustration of the Income Manager(R) payout annuity contract from your financial professional. Income Manager(R) payout options are described in a separate prospectus that is available from your financial professional. Before you select an Income Manager(R) payout option, you should read the prospectus which contains important information that you should know.

Both NQ and IRA Income Manager(R) payout options provide guaranteed level payments. The Income Manager(R) (life annuity with period certain) also provides guaranteed increasing payments (NQ contracts only). You may not elect an Income Manager(R) payout option without life contingencies unless withdrawal charges are no longer in effect under your contract.

For QP and traditional IRA contracts, if you want to elect an Income Manager(R) payout option, we will first roll over amounts in such con-


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tract to a traditional IRA contract with the plan participant as owner. You must be eligible for a distribution under the QP or traditional IRA contract.


The Income Manager(R) payout options are not available in all states.


THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies depending on the payout option that you choose and the timing of your purchase as it relates to any withdrawal charges that apply under your contract.

For the fixed annuity payout options and Variable Immediate Annuity payout options, no withdrawal charge is imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain.

The withdrawal charge applicable under your contract is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of your total account value.


For the Income Manager(R) life contingent payout options, no withdrawal charge is imposed under your Retirement Cornerstone(SM) contract. If the withdrawal charge that otherwise would have been applied to your account value under your Retirement Cornerstone(SM) contract is greater than 2% of the contributions that remain in your Retirement Cornerstone(SM) contract at the time you purchase your payout option, the withdrawal charges under the Income Manager(R) contract will apply. The year in which your account value is applied to the payout option will be "contract year 1." Before you select an Income Manager(R) payout option, you should read the prospectus which contains important information that you should know.



SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CP(SM) contract date (in a limited number of jurisdictions this requirement may be more or less than five years). Except with respect to the Income Manager(R) annuity payout options, where payments are made on the 15th day of each month, you can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month. Also, that date may not be later than the annuity maturity date described below.

For Series CP(SM) contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the Credit that applies to any contribution made within the prior three years. Please see Appendix IV later in this Prospectus for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer duration of a non-life contingent annuity or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen.

If you select an annuity payout option and payments have begun, no change can be made other than: (i) transfers (if permitted in the future) among the variable investment options if a Variable Immediate Annuity payout option is selected; and (ii) withdrawals or contract surrender if an Income Manager(R) payout option is chosen.


ANNUITY MATURITY DATE

Your contract has a maturity date. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday. The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date.


If you do not elect the GIB, or elect the GIB and choose not to fund the guarantee, you may either take a lump sum payment or select an annuity payout option on the maturity date. If you do not make an election at maturity, we will apply your Non-Guaranteed benefit account value to a life-period certain annuity with payments based on the greater of guaranteed or then current annuity purchase rates.


If you elect the GIB and fund the guarantee, the following applies on the maturity date:

o For amounts allocated to your Non-Guaranteed benefit account value, you may select an annuity payout option or take a lump sum payment.

o If you do not make an election for your Guaranteed benefit account value on your maturity date, we will apply the Guaranteed benefit account value to either (a) or (b) below, whichever provides a greater payment:

  (a) a life annuity with a period certain with payments based on the greater of the guaranteed or then current annuity purchase rates, or

  (b) a supplementary contract with annual payments equal to your benefit base applied to the applicable GIB payout factor.


If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GIB payout factors will be reduced because it will be on the age of the younger joint life. See "Lifetime GIB payments" under "Guaranteed income benefit" in "Contract features and benefits." You may also elect to have your Guaranteed benefit account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.



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If Lifetime GIB payments have already begun, we will issue you one supplementary contract to continue receiving your Lifetime GIB payments. For amounts allocated to your Non-Guaranteed benefit account value, you may select an annuity payout option or take a lump sum payment.



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5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

o A mortality and expense risks charge

o An administrative charge

o A distribution charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o On each contract date anniversary -- an annual administrative charge, if applicable.

o At the time you make certain withdrawals or surrender your contract -- a withdrawal charge (if applicable).

o On each contract date anniversary -- a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of Principal death benefit) and the Guaranteed income benefit.

o At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

o At the time you request a transfer in excess of the number of free transfers -- a transfer charge.

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.


SEPARATE ACCOUNT ANNUAL EXPENSES


MORTALITY AND EXPENSE RISKS CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks. In connection with the Guaranteed benefit investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

     Series B        0.80%

     Series CP(SM)   0.95%

     Series L        1.10%

     Series C        1.10%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CP(SM) contracts, a portion of this charge also compensates us for any Credits we apply to the contract. We expect to make a profit from this charge. For a discussion of the credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus.


ADMINISTRATIVE CHARGE. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

     Series B:        0.30%

     Series CP(SM):   0.35%

     Series L:        0.30%

     Series C:        0.25%

DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:


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     Series B:              0.20%

     Series CP(SM):         0.25%

     Series L:              0.25%

     Series C:              0.35%

ACCOUNT VALUE CHARGES

ANNUAL ADMINISTRATIVE CHARGE. We deduct an administrative charge from your Total account value on each contract date anniversary. We deduct the charge if your Total account value on the last business day of the contract year is less than $50,000. If your Total account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your Total account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the Non-Guaranteed benefit variable investment options and the guaranteed interest option (see Appendix IV later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account. If those amounts are insufficient, we will deduct all or a portion of the charge from the Guaranteed benefit variable investment options.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus.


TRANSFER CHARGE

Currently, we do not charge for transfers inside the contract. However, we reserve the right to charge for transfers in excess of 12 per contract year. The charge will be deducted from the investment options from which each transfer is made on a pro-rata basis. The transfer charge will never exceed $35 per transfer. We will provide you with advanced notice if we decide to assess this charge. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program do not count toward your number of free transfers in a contract year.


WITHDRAWAL CHARGE

(For Series B, Series CP(SM) and Series L contracts only)

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value or to apply your cash value to a non-life contingent annuity payout option. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options--The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in the Prospectus. For Series CP(SM) contracts, a portion of this charge also compensates us for any Credits we apply to the contract. For a discussion of the Credit, see "Credits" in "Contracts features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn. For Series CP(SM) contracts, we do not consider Credits to be contributions. Therefore, there is no withdrawal charge associated with a Credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

--------------------------------------------------------------------------------
                    Withdrawal charge as a % of contribution
                                  Contract Year
--------------------------------------------------------------------------------
                 1       2     3     4    5      6     7    8      9    10
--------------------------------------------------------------------------------
 Series B        7%      7%    6%    6%   5%     3%    1%   0%(a)  --   --
--------------------------------------------------------------------------------
 Series L        8%      7%    6%    5%   0%(b)  --    --   --     --   --
--------------------------------------------------------------------------------
 Series CP(SM)   8%      8%    7%    6%   5%     4%    3%   2%     1%   0%(c)
--------------------------------------------------------------------------------
 Series C        --(d)   --    --    --   --     --    --   --     --   --
--------------------------------------------------------------------------------

(a) Charge does not apply in the 8th and subsequent contract years following contribution.

(b) Charge does not apply in the 5th and subsequent contract years following contribution.

(c) Charge does not apply in the 10th and subsequent contract years following contribution.

(d) Charge does not apply to Series C contracts.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1" and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn up to the free withdrawal amount are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

Please see Appendix IV later in this Prospectus for possible withdrawal charge schedule variations in your state.


In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your total account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. Any applicable withdrawal charge will be calculated on the portion of the withdrawal amount that is subject to withdrawal charges. The charge will be taken out of your Guaranteed and Non-Guaranteed benefit account values based on the proportion of the withdrawal amount that is subject to the charge from the respective account values. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.


For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your Total account value. For more information,


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see "Guaranteed minimum death benefit and Guaranteed income benefit base" and
"How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.


The withdrawal charge does not apply in the circumstances described below.


FREE WITHDRAWAL AMOUNT

Each contract year you can withdraw a certain amount from your contract without paying a withdrawal charge. In the first contract year, the free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. The free withdrawal amount does not apply if you surrender your contract except where required by law.

FOR CONTRACTS WITHOUT A GUARANTEED BENEFIT. If you do not elect a Guaranteed benefit with your contract, your free withdrawal amount is equal to 10% of your Non-Guaranteed benefit account value at the beginning of the contract year.


FOR CONTRACTS WITH THE GUARANTEED MINIMUM DEATH BENEFIT AND WITHOUT GIB. If you elect Guaranteed minimum death benefit with your contract, but do not elect the GIB, your free withdrawal amount is equal to 10% of your Non-Guaranteed benefit account value and 10% of your Guaranteed benefit account value at the beginning of the contract year. If you do not fund your Guaranteed minimum death benefit until after issue, there is no free withdrawal amount, in connection with the Guaranteed benefit account value, prior to the contract date anniversary following the date on which you funded your Guaranteed minimum death benefit. If you fund your Guaranteed minimum death benefit with a transfer, your free withdrawal amount from your Non-Guaranteed benefit account value in that contract year will not be reduced by the amount of the transfer. IF YOU FUND THE GUARANTEED MINIMUM DEATH BENEFIT AFTER ISSUE WITH A TRANSFER OF 100% OF YOUR NON-GUARANTEED BENEFIT ACCOUNT VALUE, YOU WILL NOT HAVE A FREE WITHDRAWAL AMOUNT FOR THE REMAINDER OF THAT CONTRACT YEAR.


FOR CONTRACTS WITH GIB. With respect to the Non-Guaranteed benefit account value, your free withdrawal amount is 10% of the Non-Guaranteed benefit account value at the beginning of the contract year.


With respect to the Guaranteed benefit account value, the free withdrawal amount is the Roll-up benefit base multiplied by the Annual Roll-up rate in effect on the first day of the contract year.

If you do not fund your GIB until after issue, there is no free withdrawal amount, in connection with the Guaranteed benefit account value, prior to the contract date anniversary following the date on which you funded your GIB. If you fund your GIB with a transfer, your free withdrawal amount from your Non-Guaranteed benefit account value in that contract year will not be reduced by the amount of the transfer. IF YOU FUND THE GIB AFTER ISSUE WITH A TRANSFER OF 100% OF YOUR NON-GUARANTEED BENEFIT ACCOUNT VALUE, YOU WILL NOT HAVE A FREE WITHDRAWAL AMOUNT FOR THE REMAINDER OF THAT CONTRACT YEAR.

In general, the amount of any contribution or transfer into the Guaranteed benefit account value and a contribution into the Non-In general, the amount of any contribution or transfer into the Guaranteed benefit account value and a contribution into the Non-Guaranteed benefit account value after the first day of the contract year will not be included in your free withdrawal amount for that contract year.


When a withdrawal is taken from both the Non-Guaranteed benefit account value and the Guaranteed benefit account value, the free withdrawal amount is allocated based on the amounts withdrawn from each.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. The withdrawal charge also does not apply if:

(i) An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration; or

(ii) We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or

(iii) An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

      - its main function is to provide skilled, intermediate, or custodial nursing care;
      -  it provides continuous room and board to three or more persons;
      -  it is supervised by a registered nurse or licensed practical nurse;
      -  it keeps daily medical records of each patient;
      -  it controls and records all medications dispensed; and
      -  its primary service is other than to provide housing for residents.

We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the conditions described in (i), (ii) or
(iii) above existed at the time a contribution was remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.


GUARANTEED BENEFIT CHARGES

RETURN OF PRINCIPAL. There is no additional charge for this death benefit.

ANNUAL RATCHET DEATH BENEFIT. If you elect the Annual Ratchet death benefit, we deduct a charge annually from your Guaranteed benefit variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.25% of the Annual Ratchet to age 85 benefit base. If you elect this benefit, but do not


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fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.


"GREATER OF" DEATH BENEFIT. If you elect this death benefit, we deduct a charge annually from your Guaranteed benefit variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.80% of the "Greater of " death benefit base. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your Roll-Up benefit base resets on the third or later contract date anniversary, we reserve the right to increase the charge for this benefit up to 0.95%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.


GUARANTEED INCOME BENEFIT CHARGE. If you elect the GIB, we deduct a charge annually from your Guaranteed benefit variable investment options on each contract date anniversary until such time that your Lifetime GIB payments begin or you elect another annuity payout option, whichever occurs first. The charge is equal to 0.80% of the GIB benefit base in effect on each contract date anniversary. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.


If your Roll-up benefit base resets on the third or later contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.10%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary.

For the Annual Ratchet death benefit, "Greater of" death benefit and GIB, we will deduct this charge from your Guaranteed benefit variable investment options on a pro rata basis. If those amounts are insufficient to pay this charge and you have no amounts in the Special DCA program designated for the Guaranteed benefit variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus. Your contract will also terminate if you do not have any Non-Guaranteed benefit account value.

For the Annual Ratchet death benefit, the "Greater of" death benefit and the GIB, if any of the following occur on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year:

o A death benefit is paid;

o you surrender the contract to receive its cash value;


o you annuitize your Guaranteed benefit account value;

o you transfer 100% of your Guaranteed benefit account value to the Non-Guaranteed benefit account value (following the dropping of your Guaranteed benefits); or

o you withdraw 100% of your Guaranteed benefit account value (following the dropping of your Guaranteed benefits).


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.


VARIABLE IMMEDIATE ANNUITY PAYOUT OPTION ADMINISTRATIVE FEE

We currently deduct a fee of $350 from the amount to be applied to the Variable Immediate Annuity payout option. This option may not be available at the time you elect to annuitize or it may have a different charge. For more information on the Variable Immediate Annuity, see "Variable Immediate Annuity payout options" under "Your annuity payout options" in "Accessing your money" earlier in this Prospectus.


CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

o Management fees.

o 12b-1 fees (for certain variable investment options).

o Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

o Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated portfolios (collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.


GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable) or the mortality and expense risks charge, or change the minimum initial contribution requirements. We also may change the Guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the


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12b-1 fee. If permitted under the terms of our exemptive order regarding the
Series CP(SM) Credit feature, we may also change the crediting percentage that applies to contributions. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.


OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.


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6. Payment of death benefit


--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the trustee. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit in connection with your Non-Guaranteed benefit account value is equal to your Non-Guaranteed benefit account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP(SM) contracts, the account value used to determine the death benefit will first be reduced by the amount of any Credits applied in the one-year period prior to the owner's (or older joint owner's, if applicable) death.

The death benefit in connection with any amount in your Guaranteed benefit account value is equal to your Guaranteed benefit account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit), as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP(SM) contracts, the account value used to determine the death benefit will first be reduced by the amount of any Credits applied in the one-year period prior to the owner's (or older joint owner's, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

--------------------------------------------------------------------------------
When we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable.
--------------------------------------------------------------------------------

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.


EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural owner, the death benefit is payable upon the death of the annuitant.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option ("BCO"). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation." If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse can continue the contract as a successor owner as discussed below, under "Spousal continuation" or under "Beneficiary continuation option."

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint


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owner continues the contract under the 5-year rule, in general, all Guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.


NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher. The surviving owner can elect to
(1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years and any GIB and charge will be terminated; or (4) continue the contract under the Beneficiary continuation option. For Series CP(SM) contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any Credits applied to any such contributions.

If the contract continues, any Guaranteed minimum death benefit and associated charge will be discontinued. Withdrawal charges, if applicable, will no longer apply, and no subsequent contributions will be permitted.


If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues under the "5-year rule", the death benefit is not payable and the Guaranteed minimum death benefit, if applicable, will continue without change. In general, the GIB and charge will be discontinued. Withdrawal charges, if applicable, will continue to apply and no subsequent contributions will be permitted.



SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract), may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

o In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges if applicable will apply if subsequent contributions are made.

o The applicable Guaranteed minimum death benefit option may continue as follows:

       - If the surviving spouse is age 75 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit you elected continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

       - If the surviving spouse is age 75 or younger on the date of your death, and you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

       - If the surviving spouse is age 76 or over on the date of your death, any applicable Guaranteed minimum death benefit will be frozen (subject to adjustment for subsequent contributions and withdrawals) and the charge will be discontinued.


       - If the Guaranteed minimum death benefit continues, the Roll-up benefit base reset, if applicable, will be based on the surviving spouse's age. The next available reset will continue to be based on the contract issue date.


The GIB may continue, as follows:

o If the surviving spouse is the older spouse, GIB and the charge continues with no change;

o If the surviving spouse is the younger spouse, and Lifetime GIB payments have not begun, GIB and the charge continue, as follows:


  (i) The surviving spouse may contribute and/or transfer money to the Guaranteed benefit variable investment options up until the contract date anniversary following age 75 (age 71 for contributions to Series CP(SM) contracts).

  (ii) The GIB Roll-up benefit base and the Annual Ratchet benefit base will continue to roll up and ratchet until the contract maturity date or the surviving spouse's age 95, whichever is earlier.


o If the surviving spouse is the younger spouse, and the Lifetime GIB payments have begun, payment will continue to the younger spouse only if the payments were being made on a joint life basis.

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner


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of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

o The Guaranteed benefits continue to be based on the older spouse's age for the life of the contract.

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

o The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.


BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix IV later in this Prospectus for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.


BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature, we will increase the Guaranteed benefit account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals. For Series CP(SM) contracts, the account value will first be reduced by any Credits applied in the one-year period prior to the owner's death.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70-1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The "5-year rule" is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.


Under the beneficiary continuation option for IRA and Roth IRA contracts:

o The contract continues with your name on it for the benefit of your beneficiary.

o The beneficiary replaces the deceased owner as annuitant.

o This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the Non-Guaranteed benefit variable investment options and the guaranteed interest option (subject to our rules) but no subsequent contributions will be permitted.

o The Guaranteed benefit variable investment options will no longer be available and no value can be allocated to those investment options.

o If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

o The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

o Any partial withdrawal must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and


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before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts:

o This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

o The beneficiary automatically replaces the existing annuitant.

o The contract continues with your name on it for the benefit of your beneficiary.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the Non-Guaranteed benefit variable investment options but no subsequent contributions will be permitted.

o The Guaranteed benefit variable investment options will no longer be available and no value can be allocated to those investment options.

o If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

o If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

o Any partial withdrawals must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:


o As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Guaranteed benefit account value to equal the applicable death benefit if such death benefit is greater than such Guaranteed benefit account value adjusted for any subsequent withdrawals. For Series CP(SM) contracts, the account value will first be reduced by any Credits applied in a one-year period prior to the owner's death.


o No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

o The account value will not be reset to the death benefit amount.

o The contract's withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

o We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this Prospectus, if applicable.


                      ----------------------------------
A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse's age, need for immediate income and a desire to continue any Guaranteed benefits under the contract.



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7.  Tax information

--------------------------------------------------------------------------------

OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Retirement Cornerstone(SM) Series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (ERISA). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code ("QP contracts"). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to the Guaranteed benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix I at the end of this Prospectus for a discussion of QP contracts.


TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.


TAXATION OF NONQUALIFIED ANNUITIES


CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.


CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

o if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

o if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

o if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.


ANNUITY PAYMENTS

Annuitization under a Retirement Cornerstone(SM) Series contract occurs when your entire interest under the contract is or has been applied to


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one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract). For income tax purposes, in order to get annuity payment tax treatment, all amounts under the contract must be applied to the annuity payout option; we do not "partially annuitize" nonqualified deferred annuity contracts.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this Retirement Cornerstone(SM) Series contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to one or more of the annuity payout options under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this Retirement Cornerstone(SM) Series contract constitutes an annuity contract under current federal tax rules.

WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your Total account value less your total investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued but before the end of the first contract year, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.


TAXATION OF LIFETIME WITHDRAWALS IF YOU ELECT THE GIB

We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Annual withdrawal amounts received before the entire contract is annutized as described above under "Annuity Payments.")


CONTRACTS PURCHASED THROUGH EXCHANGES

You may purchase your NQ contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

o the contract that is the source of the funds you are using to purchase the NQ contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

o the owner and the annuitant are the same under the source contract and the Retirement Cornerstone(SM) Series NQ contract. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the Retirement Cornerstone(SM) Series NQ contract.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to a different insurer to purchase a new nonqualified deferred annuity contract on a tax-deferred basis. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

Section 1035 exchanges are generally not available after the death of the owner.


SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.


DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.


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Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.


EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59-1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax.
Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o  on or after your death; or

o  because you are disabled (special federal income tax definition); or

o in the form of substantially equal periodic annuity payments at least annually over your life (or life expectancy), or the joint lives of you and your beneficiary (or joint life expectancies) using an IRS-approved distribution method. We do not anticipate that GIB Annual withdrawal amount payments made before age 59-1/2 will qualify for this exception.


INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 49. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 49. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 49, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 49.


INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)


GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

o  Traditional IRAs, typically funded on a pre-tax basis; and

o  Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained from any IRS district office or the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs, respectively.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel either type of the Retirement Cornerstone(SM) Series IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel with a certain number of days" under "Contract


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features and benefits" earlier in this Prospectus. If you cancel a traditional
IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.


TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as additional contributions to an existing IRA:

o  "regular" contributions out of earned income or compensation; or

o  tax-free "rollover" contributions; or

o direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Because the minimum initial contribution AXA Equitable requires to purchase the contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, the following Retirement Cornerstone(SM) Series contracts must be purchased through a direct transfer contribution or rollover contribution: Series L, Series CP(SM), or Series C. Since the minimum initial contribution AXA Equitable requires to purchase the Retirement Cornerstone(SM) contract ("contract", not "Series") is $5,000, which is the same as the current maximum regular contribution you can make to an IRA for a taxable year, the Retirement Cornerstone(SM) Series contract ("contract", not "Series") may be purchased through a regular contribution as well as direct transfer or rollover contribution.


REGULAR CONTRIBUTIONS TO TRADITIONAL IRAS

LIMITS ON CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age 70-1/2 or any tax year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch-up contributions" of up to $1,000 to your traditional IRA.


SPECIAL RULES FOR SPOUSES. If you are married and file a joint Federal income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $5,000, married individuals filing jointly can contribute up to $10,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $5,000 can be contributed annually to either spouse's traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70-1/2 or over can contribute up to the lesser of $5,000 or 100% of "earned income" to a traditional IRA for a non-working spouse until the year in which the non-working spouse reaches age 70-1/2. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70-1/2 at any time during the taxable year for which the contribution is made.


DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590, "Individual Retirement Arrangements
(IRAs)" which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse's traditional IRA) may not, however, exceed the $5,000 maximum per person limit for the applicable taxable year. The dollar limit is $6,000 for people eligible to make age 50-70-1/2 "catch-up" contributions. You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the


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April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designated the year for which you are making the contribution.


ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO TRADITIONAL IRAS

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

o  qualified plans;

o  governmental employer 457(b) plans;

o  403(b) plans; and

o  other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70-1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.


ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN
TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited IRA under certain circumstances.

There are two ways to do rollovers:

o  Do it yourself:
   You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

o  Direct rollover:
   You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a 403(b) plan, qualified plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

o "required minimum distributions" after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o  hardship withdrawals; or

o  corrective distributions that fit specified technical tax rules; or

o  loans that are treated as distributions; or

o  death benefit payments to a beneficiary who is not your surviving spouse; or

o qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.


ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.


ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.


SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, an inherited traditional IRA to one or more other traditional IRAs. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited traditional IRA under certain circumstances. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.


EXCESS CONTRIBUTIONS TO TRADITIONAL IRAS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:


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o  regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

o  regular contributions to a traditional IRA made after you reach age 70-1/2;
   or


o rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70-1/2.

You can avoid or limit the excise tax by withdrawing an excess contribution (rollover or regular). See Publication 590 for further details.


RECHARACTERIZATIONS

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.


WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF
TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Earnings in traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income. We report all payments from traditional IRA contracts on IRS Form 1099-R.

If you have ever made nondeductible IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

o the amount received is a withdrawal of excess contributions, as noted under "Excess contributions to traditional IRAs" earlier in this section; or

o the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" under "Rollover and direct transfer contributions to traditional IRAs" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.


REQUIRED MINIMUM DISTRIBUTIONS


BACKGROUND ON REGULATIONS--REQUIRED MINIMUM DISTRIBUTIONS.
Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70-1/2.


WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age 70-1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70-1/2, or to delay taking it until the first three-month period in the next calendar year (January 1st - April 1st). Distributions must start no later than your "Required Beginning Date", which is April 1st of the calendar year after the calendar year in which you turn age 70-1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.


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HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that -you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70-1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70-1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. HOWEVER, NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF


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THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN
THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary." PLEASE NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.


SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.


PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.


BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59-1/2 before the first day of that tax year.


EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59-1/2. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions:

o  on or after your death; or

o  because you are disabled (special federal income tax definition); or

o used to pay certain extraordinary medical expenses (special federal income tax definition); or

o used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

o used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

o used to pay certain higher education expenses (special federal income tax definition); or

o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect to apply your entire contract value to an Income Manager(R) (life annuity with a period certain) payout annuity contract (level payments version). Substantially equal withdrawals are not available if GIB has been elected. We will calculate the substantially equal annual payments, using your choice of IRS-approved methods we offer. Although substantially equal withdrawals and Income Manager(R) payments are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once substantially equal withdrawals or Income Manager(R) annuity payments begin, the distributions should not be stopped or changed until after the later of your reaching age 59-1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals or Income Manager(R) payments for purposes of determining whether the penalty applies.


ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "Traditional individual retirement annuities (traditional IRAs)."

The Retirement Cornerstone(SM) Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

CONTRIBUTIONS TO ROTH IRAS. Individuals may make four different types of contributions to a Roth IRA:

o  regular after-tax contributions out of earnings; or

o taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

o tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See "Rollovers and direct transfer contributions to Roth IRAs" later in this section for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.


REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all


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of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach age 70-1/2, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590, "Individual Retirement Arrangements (IRAs)" for the rules applicable to the current year.

WHEN YOU CAN MAKE CONTRIBUTIONS. Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS. Roth IRA contributions are not tax deductible.


Rollovers and direct transfer contributions to Roth IRAs


WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

o  another Roth IRA;

o a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

o a "designated Roth contribution account" under a 401(k) plan or a 403(b) plan (direct or 60-day); or

o from non-Roth accounts under another eligible retirement plan, subject to limits specified below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.


CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan. Until 2010, you must meet AGI limits specified below.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. In the case of a traditional IRA conversion rollover for example, we are required to withhold 10% federal income tax from the amount treated as converted unless you properly elect out of such withholding. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax free. Even if you are under age 59-1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

The following rules apply until 2010: You cannot make conversion rollover contributions to a Roth IRA for any taxable year in which your modified adjusted gross income exceeds $100,000. (For this purpose, your modified adjusted gross income is computed without the gross income stemming from the conversion rollover. Modified adjusted gross income for this purpose excludes any lifetime required minimum distribution from a traditional IRA or other eligible retirement plan.)


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You also cannot make conversion contributions to a Roth IRA for any taxable year in which your federal income tax filing status is "married filing separately."

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount reported as includable in certain circumstances.


RECHARACTERIZATIONS

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

HOW TO RECHARACTERIZE. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

To recharacterize a contribution, you must use our forms.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.


WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.


DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

o  rollovers from a Roth IRA to another Roth IRA;

o  direct transfers from a Roth IRA to another Roth IRA;

o  qualified distributions from a Roth IRA; and

o  return of excess contributions or amounts recharacterized to a traditional
   IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

o  you are age 59-1/2 or older; or

o  you die; or

o  you become disabled (special federal income tax definition); or

o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning


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with the first taxable year for which you made any contribution to any Roth IRA
(whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)  Regular contributions.

(2) Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

     (a) Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

     (b) Nontaxable portion.

(3)  Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1) All distributions made during the year from all Roth IRAs you maintain -- with any custodian or issuer -- are added together.

(2) All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)  All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.


REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.


REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.


BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.


EXCESS CONTRIBUTIONS TO ROTH IRAS

Generally the same as traditional IRA, except that regular contributions made after age 70-1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.


EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.


FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

o We might have to withhold and/or report on amounts we pay under a free look or cancellation.

o We are generally required to withhold on conversion rollovers of traditional IRAs to Roth IRAs, as it is considered a withdrawal from the traditional IRA and is taxable.

o We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable. You can elect out of withholding as described below.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these


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rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on "periodic" and "non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions. Based on the assumption that an annuity contract owner is married and claiming three withholding exemptions, periodic annuity payments totaling less than $19,200 in 2009 will generally be exempt from federal income tax withholding. If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

The trustee is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix I at the end of this Prospectus.

MANDATORY WITHHOLDING FROM QUALIFIED PLAN DISTRIBUTIONS

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.


IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 49 for taxes. We do not now, but may in the future set up reserves for such taxes.


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8. More information


--------------------------------------------------------------------------------

ABOUT SEPARATE ACCOUNT NO. 49

Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 49 that represent our investments in Separate Account No. 49 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 49 assets in any investment permitted by applicable law. The results of Separate Account No. 49's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 49. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 49 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 49. Although Separate Account No. 49 is registered, the SEC does not monitor the activity of Separate Account No. 49 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 49 invests solely in Class IA/A or Class IB/B shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, Separate Account No. 49, or to add other separate accounts;

(2) to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account No. 49 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 49 or a variable investment option directly);

(5) to deregister Separate Account No. 49 under the Investment Company Act of 1940;

(6) to restrict or eliminate any voting rights as to Separate Account No. 49;
    and

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 49, you will be notified of such exercise, as required by law.


ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about each Trust, its Portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan relating to its Class IB/B, and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this Prospectus, or in their respective SAIs, which are available upon request.


ABOUT THE GENERAL ACCOUNT

Our general obligations and any Guaranteed Benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular policy or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative. For Series CP(SM) contracts, Credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an invest-


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ment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


ABOUT OTHER METHODS OF PAYMENT


WIRE TRANSMITTALS AND ELECTRONIC TRANSACTIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.


AUTOMATIC INVESTMENT PROGRAM

You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as a subsequent contribution into a contract on a monthly or quarterly basis. AIP is available for NQ traditional IRA and Roth IRA contracts, AIP is not available for QP or Inherited IRA Beneficiary Continuation (traditional IRA or Roth IRA) contracts. Please see Appendix IV later in this Prospectus to see if AIP is available in your state.


The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP subsequent contributions may be allocated to any of the variable investment options, but not to a Special DCA program. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month. For contracts with a Guaranteed benefit, AIP contributions with allocations to the Guaranteed benefit variable investment options will be allocated to corresponding Non-Guaranteed variable investment options that invest in the same Portfolios after the date the first withdrawal is taken from the Guaranteed benefit account value.


You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.


DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

         - on a non-business day;
         - after 4:00 p.m. Eastern Time on a business day; or
         - after an early close of regular trading on the NYSE on a business day.

o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

o If we have entered into an agreement with your broker-dealer for automated processing of contributions upon receipt of customer order, your contribution will be considered received at the time your broker-dealer receives your contribution and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your


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   broker-dealer is considered a processing office for the purpose of receiving the contribution. Such arrangements may apply to initial contributions, subsequent contributions, or both, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m., Eastern Time.


CONTRIBUTIONS, CREDITS AND TRANSFERS

o Contributions (and Credits, for Series CP(SM) contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

o Contributions (and Credits, for Series CP(SM) contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

o Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

o Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

o Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

o For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.


ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

o  the election of trustees; or

o the formal approval of independent public accounting firms selected for each Trust; or

o any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.


SEPARATE ACCOUNT NO. 49 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.


CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.


MISSTATEMENT OF AGE

If the age of any person upon whose life or age a benefit provided under a Guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that Guaranteed benefit at the correct age, (i) the benefit will be rescinded; (ii) any charges that were deducted for the benefit will be refunded and applied to the Total account value of the contract, and
(iii) only the death benefit provided by amounts allocated to the Non-Guaranteed benefits account value will apply.


STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.


ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered


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material with respect to a contract owner's interest in Separate Account No.
49, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.


FINANCIAL STATEMENTS

The financial statements of Separate Account No. 49, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.


TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.


Any guaranteed benefit in effect, will generally terminate if you change ownership of the contract. A guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.


See Appendix IV later in this Prospectus for any state variations with regard to terminating any benefits under your contract.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted, and any such assignment must be made prior to the first contract date anniversary. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.

A collateral assignment does not terminate your benefits under the contract. However, all withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

DISTRIBUTION OF THE CONTRACTS

The Retirement Cornerstone(SM) Series contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account No. 49. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of both affiliated and unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").


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AXA Equitable pays compensation to both Distributors based on contracts sold.

Compensation paid to AXA Advisors is based on contributions made on the contracts sold through AXA Advisors ("contribution-based compensation") and will generally not exceed ____% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable on the sale of a contract to the AXA Advisors financial professional and/or Selling broker-dealer making the sale. In some instances, a financial professional or Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to ____% of the account value of the contract sold ("asset-based compensation"). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers.

Contribution-based compensation paid by AXA Equitable to AXA Distributors on sales of AXA Equitable contracts by its Selling broker-dealers will generally not exceed ____% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of a contract in combination with annual asset-based compensation of up to ____% of contract account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers. AXA Distributors also receives compensation and reimbursement for its marketing services under the terms of its distribution agreement with AXA Equitable.

The Distributors may pay certain affiliated and/or unaffiliated Selling broker-dealers and other financial intermediaries additional compensation in recognition of certain expenses that may be incurred by them or on their behalf. The Distributors may also pay certain broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or the Retirement Cornerstone(SM) Series contracts on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conferences; and/or other support services, including some that may benefit the contract owner. Payments may be based on the amount of assets or purchase payments attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. The Distributors may also make fixed payments to Selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of particular products. Additionally, as an incentive for financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and sales incentives are made out of the Distributors' assets. Not all Selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.

The Distributors receive 12b-1 fees from certain Portfolios for providing certain distribution and/or shareholder support services. The Distributors or their affiliates may also receive payments from the advisers of the Portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective Portfolios.

In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or cash compensation for the sale of an affiliated variable product than it would the sale of an unaffiliated product. Such practice is known as providing "differential compensation." In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." Certain components of the compensation of financial professionals who are managers are based on the sale of affiliated variable products. Managers earn higher compensation (and credits toward awards and bonuses) if those they manage sell more affiliated variable products. AXA Advisors may provide other forms of compensation to its financial professionals, including health and retirement benefits. For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of AXA Equitable products. However, under applicable rules of the FINRA, AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products which provide non-cash com-


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pensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in its products, any contribution-based and asset-based compensation paid by AXA Equitable to the Distributors will not result in any separate charge to you under your contract. All payments made will be in compliance with all applicable FINRA rules and other laws and regulations.


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Appendix I: Purchase considerations for QP contracts


--------------------------------------------------------------------------------

Trustees who are considering the purchase of a Retirement Cornerstone(SM) Series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. There are significant suitability issues in the purchase of a Retirement Cornerstone(SM) Series contract in a defined benefit plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the Guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Retirement Cornerstone(SM) Series QP contract or another annuity contract. Therefore, you should purchase a Retirement Cornerstone(SM) Series QP contract to fund a plan for the contract's features and benefits other than tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trustee will not be accepted. Only one additional transfer contribution may be made per contract year. If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges; or (2) benefit base adjustments to a Guaranteed benefit. If in a defined benefit plan the plan's actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QP contract is 80%. The total account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the total account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit.


Also, for defined benefit plans, Trustee owners will not be able to transfer ownership of the contract to an employee after the employee separates from service. All payments under the contract will be made to the trustee owner.


AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. AXA Equitable will never make payments under a QP contract to any person other than the trustee owner.

Given that required minimum distributions ("RMDs") must generally commence from the plan for annuitants after age 70-1/2, trustees should consider the following in connection with the GIB:

o whether RMDs the plan administrator must make under QP contracts would cause withdrawals to be treated as Excess withdrawals and reduce the value of the Guaranteed benefits;

o that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

o that if the Guaranteed benefit account value goes to zero as provided under the contract, resulting payments will be made to the trustee and that portion of the Retirement Cornerstone(SM) Series contract may not be Roll-Over eligible .

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.


A-1 Appendix I: Purchase considerations for QP contracts


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Appendix II: Benefit base example


--------------------------------------------------------------------------------


Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit base and Guaranteed income benefit base for an owner age 60 would be calculated as follows:





------------------------------------------------------------------------------------------------
                                          Guaranteed minimum death benefit

  End of                   Return of       Annual Ratchet      Roll-up to
 Contract    Account    Principal death      to age 85           age 85         "Greater of"
   Year       Value       benefit base      benefit base      benefit base      benefit base
------------------------------------------------------------------------------------------------
    1       $103,000     $100,000(1)       $103,000(2)        $104,000         $104,000(5)
    2       $107,120     $100,000(1)       $107,120(2)        $108,160         $108,160(5)
    3       $113,547     $100,000(1)       $113,547(2)        $113,547(4)      $113,547(5)
    4       $120,360     $100,000(1)       $120,360(2)        $118,089         $120,360(6)
    5       $128,785     $100,000(1)       $128,785(2)        $122,813         $128,785(6)
    6       $126,210     $100,000(1)       $128,785(3)        $127,725         $128,785(5)
    7       $128,734     $100,000(1)       $128,785(3)        $132,834         $132,834(5)
------------------------------------------------------------------------------------------------



-----------------------------------------------------------------
                         Guaranteed income benefit

  End of    Annual Ratchet
 Contract      to age 95      GIB Roll-up ben-    GIB benefit
   Year      benefit base        efit base            base
-----------------------------------------------------------------
    1          $103,000          $104,000         $104,000(7)
    2          $107,120          $108,160         $108,160(7)
    3          $113,547          $113,547         $113,547(7)
    4          $120,360          $118,089         $120,360(8)
    5          $128,785          $122,813         $128,785(8)
    6          $128,785          $127,725         $128,785(7)
    7          $128,785          $132,834         $132,834(7)
-----------------------------------------------------------------



The account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%. We
are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

Your applicable death benefit in connection with the Guaranteed benefit variable investment options is equal to the Guaranteed benefit account value or the Guaranteed minimum death benefit base, if greater.


GUARANTEED MINIMUM DEATH BENEFIT


RETURN OF PRINCIPAL DEATH BENEFIT BASE

(1) At the end of contract years 1 through 7, the Return of principal death benefit base is equal to the initial contribution to the Guaranteed benefit variable investment options.


ANNUAL RATCHET TO AGE 85 BENEFIT BASE

(2) At the end of contract years 1 through 5, the Annual Ratchet to age 85 benefit base is equal to the current account value.

(3) At the end of contract year 6 through 7, the benefit base is equal to the Annual Ratchet to age 85 benefit base at the end of the prior year since it is higher than the current account value.


ROLL-UP TO AGE 85 BENEFIT BASE

The Annual roll-up rate for the Roll-up to age 85 benefit base is assumed to be the minimum Annual Roll-up rate, which is 4.0%.

(4) At the end of contract year 3, the Roll-up to age 85 benefit base is reset to the current account value.


"GREATER OF" DEATH BENEFIT BASE

(5) At the end of contract years 1 through 3, 6, and 7, the benefit base is based on the Roll-Up to age 85 benefit base.

(6) At the end of contract years 4 and 5, the benefit base is based on the Annual Ratchet to age 85 benefit base.


GUARANTEED INCOME BENEFIT


GIB BENEFIT BASE

(7) At the end of contract years 1 through 3, 6, and 7, the benefit base is based on the GIB Roll-Up benefit base.

(8) At the end of contract years 4 and 5, the benefit base is based on the Annual Ratchet to age 95 benefit base.


                                           Appendix II: Benefit base example B-1


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Appendix III: Hypothetical illustrations


--------------------------------------------------------------------------------

    ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
                                    BENEFITS

























C-1 Appendix III: Hypothetical illustrations


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Appendix IV: State contract availability and/or variations of certain features and benefits


--------------------------------------------------------------------------------

The following information is a summary of the states where the Retirement Cornerstone(SM) Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.


STATES WHERE CERTAIN RETIREMENT CORNERSTONE(SM) SERIES CONTRACTS' FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR VARY:



------------------------------------------------------------------------------------------------------------------------------------
 State       Features and Benefits                                        Availability or Variation
------------------------------------------------------------------------------------------------------------------------------------
CALIFORNIA   See "Your right to cancel within a certain number of days"   If you reside in the state of California and you are age
             in "Contract features and benefits"                          60 and older at the time the contract is issued, you
                                                                          may return your Retirement Cornerstone(SM) Series
                                                                          contract within 30 days from the date that you receive
                                                                          it and receive a refund as described below.

                                                                          If you allocate your entire initial contribution to the
                                                                          EQ/Money Market variable investment option (and/or
                                                                          guar- anteed interest option, if available), the amount
                                                                          of your refund will be equal to your contribution less
                                                                          interest, unless you make a transfer, in which case the
                                                                          amount of your refund will be equal to your account
                                                                          value on the date we receive your request to cancel at
                                                                          our processing office. This amount could be less than
                                                                          your initial contribution. If you allocate any portion
                                                                          of your initial contribution to the vari- able
                                                                          investment options (other than the EQ/Money Market
                                                                          variable investment option) , your refund will be equal
                                                                          to your account value on the date we receive your
                                                                          request to cancel at our processing office.
------------------------------------------------------------------------------------------------------------------------------------
FLORIDA      See "How you can purchase and contribute to your con-        In the third paragraph of this section, item (ii)
             tract" in "Contract features and benefits"                   regarding the $2,500,000 limitation on contributions is
                                                                          deleted. The remainder of this section is unchanged.

             See "Credits" in "Contract features and benefits"            The following information replaces the second bullet of
             (For Series CP(SM) contracts only)                           the final set of bullets in this section:

                                                                          o You may annuitize your contract after twelve months,
                                                                            however, if you elect to receive annuity payments
                                                                            within five years of the contract date, we will recover
                                                                            the credit that applies to any contribution made in
                                                                            that five years. If you start receiving annuity
                                                                            payments after five years from the contract date and
                                                                            within three years of making any contribution, we will
                                                                            recover the credit that applies to any contribution
                                                                            made within the prior three years.

             See "Selecting an annuity payout option" under "Your         The following sentence replaces the first sentence of the
             annuity payout options" in "Accessing your money"            second paragraph in this section:

                                                                          You can choose the date annuity payments begin but it may
                                                                          not be earlier than twelve months from the Retirement
                                                                          Cornerstone(SM) Series contract date.
------------------------------------------------------------------------------------------------------------------------------------
IDAHO        See "Your right to cancel within a certain number of days"   If you reside in the state of Idaho, you may return your
             in "Contract features and benefits"                          Retirement Cornerstone(SM) Series contract within 20
                                                                          days from the date that you receive it and receive a
                                                                          refund of your initial contribution.
------------------------------------------------------------------------------------------------------------------------------------


                                 Appendix IV: State contract availability and/or variations of certain features and benefits D-1

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
------------------------------------------------------------------------------------------------------------------------------------
 State          Features and Benefits                                         Availability or Variation
------------------------------------------------------------------------------------------------------------------------------------
ILLINOIS        See "Credits" in "Contract features and benefits"             The following information replaces the second bullet
                (For Series CP(SM) contracts only)                            of the final set of bullets in this section:

                                                                              o You may annuitize your contract after twelve months,
                                                                                however, if you elect to receive annuity payments
                                                                                within five years of the contract date, we will
                                                                                recover the credit that applies to any contribution
                                                                                made in the first five years. If you start receiving
                                                                                annuity payments after five years from the contract
                                                                                date and within three years of making any
                                                                                contribution, we will recover the credit that
                                                                                applies to any contribution made within the prior
                                                                                three years.

                See "Selecting an annuity payout option" under "Your          The following sentence replaces the first sentence of
                annuity payout options" in "Accessing your money"             the second paragraph in this section:

                                                                              You can choose the date annuity payments begin but it
                                                                              may not be earlier than twelve months from your
                                                                              Retirement Cornerstone(SM) Series contract date.
------------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS   See "Annual administrative charge" under "Charges that        The annual administrative charge will not be deducted
                AXA Equitable deducts" in "Charges and expenses"              from amounts allocated to the guaranteed interest
                                                                              option.

                See "Disability, terminal illness or confinement to nursing   This section is deleted in its entirety.
                home" under "Withdrawal charge" in "Charges and
                expenses"

                See "Appendix III: Hypothetical illustrations"                The annuity purchase factors are applied on a unisex
                                                                              basis in determining the amount payable under a
                                                                              Guaranteed benefit.
------------------------------------------------------------------------------------------------------------------------------------
MINNESOTA       See "Your right to cancel within a certain number of days"    If you reside in the state of Minnesota at the time
                in "Contract features and benefits"                           the contract is issued, you may return your Retirement
                                                                              Cornerstone(SM) Series contract within 10 days from
                                                                              the date that you receive a refund equal to the sum
                                                                              of (a) the difference between the contributions
                                                                              made and the amounts allocated to any investment
                                                                              option and (b) the Total account value in any
                                                                              investment option on the date your Retirement
                                                                              Cornerstone(SM) Series contract is received by our
                                                                              processing office or your financial professional.
                                                                              Such amount will be paid within 10 days after we
                                                                              receive notice of cancellation and the Retirement
                                                                              Cornerstone(SM) Series contract.
------------------------------------------------------------------------------------------------------------------------------------
MISSISSIPPI     See under "Types of contracts" on the cover and through-      Not available.
                out this Prospectus QP (defined contribution and defined
                benefit) contracts

                See "How you can purchase and contribute to your con-         Additional contributions can only be made within the
                tract" in "Contract features and benefits" (Not applicable    first year after the contract issue date.
                in Series contracts)
------------------------------------------------------------------------------------------------------------------------------------
MONTANA         See "Appendix III: Hypothetical illustrations"                The annuity purchase factors are applied on a unisex
                                                                              basis in determining the amount payable under a
                                                                              Guaranteed benefit.
------------------------------------------------------------------------------------------------------------------------------------
RHODE ISLAND    See "Your right to cancel within a certain number of days"    If you reside in the state of Rhode Island at the time
                in "Contract features and benefits"                           the contract is issued, you may return your
                                                                              Retirement Cornerstone(SM) Series contract within 20
                                                                              days from the date that you receive it and receive a
                                                                              refund of your contribution.
------------------------------------------------------------------------------------------------------------------------------------


D-2 Appendix IV: State contract availability and/or variations of certain features and benefits

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
------------------------------------------------------------------------------------------------------------------------------------
 State        Features and Benefits                                      Availability or Variation
------------------------------------------------------------------------------------------------------------------------------------
WASHINGTON   See "Guaranteed interest option" under "What are my         The guaranteed interest option is not available. All
             investment options under the contract" in "Contract         references to the Guaranteed interest options throughout
             features and benefits"                                      this Prospectus should be disregarded.

             See "Investment simplifier" under "Dollar cost averaging"   Investment simplifier - Fixed dollar option and Interest
             in "Contract features and benefits"                         sweep option are not available.

             See "Income Manager(R) payout options" under "Your annu-    The Income Manager(R) payout options are not available. All
             ity payout options" in "Accessing your money"               references to the Income Manager(R) payout options
                                                                         throughout this Prospectus should be disregarded.

             See "Guaranteed minimum death benefits" under "Death        The "Greater of" death benefit is not available. The only
             benefit" in "Contract features and benefits"                optional Guaranteed minimum death benefits available in
                                                                         Washington are the Annual Ratchet to age 85 and the
                                                                         Return of Principal Guaranteed minimum death benefits.

             See "Guaranteed benefit charges" under "Charges and         The charge for the Annual Ratchet death benefit is 0.35%.
             expenses"


             See "How withdrawals affect your Guaranteed benefits" in    The effect of withdrawals on both the GIB Roll-up benefit
             "Contract features and benefits"                            base and the GIB Annual Ratchet to age 95 benefit base
                                                                         is on a pro rata basis only for the first five contract
                                                                         years. Beginning in the 6th contract year, effect of
                                                                         withdrawals on the GIB Annual Ratchet to age 95 benefit
                                                                         base will be on a dollar-for-dollar basis up to the
                                                                         Annual Withdrawal Amount each contract year. The portion
                                                                         of any withdrawal that causes the sum of all withdrawals
                                                                         in a contract year to exceed the Annual withdrawal
                                                                         amount and any other with- drawals in that same contract
                                                                         year will reduce the GIB Annual Ratchet to age 95
                                                                         benefit base on a pro rata basis.

                                                                         This withdrawal treatment is available beginning in the
                                                                         first contract year for withdrawals taken from your
                                                                         Guaranteed benefit account value through the automatic
                                                                         Required Minimum Distribution "RMD" withdrawal program.

                                                                         If you elect the GIB with the Annual Ratchet death benefit, withdrawals will reduce the Annual Ratchet death benefit
                                                                         base on a pro rata basis for the first five contract
                                                                         years. Beginning in the 6th contract year, withdrawals
                                                                         will reduce the Annual Ratchet death benefit base on a
                                                                         dollar-for-dollar basis up to the Annual withdrawal
                                                                         amount. The portion of any withdrawal that causes the
                                                                         sum of all withdrawals in a contract year to exceed the
                                                                         Annual withdrawal amount and any other withdrawals in
                                                                         that same contract year will reduce the Annual Ratchet
                                                                         death benefit base on a pro rata basis.

                                                                         This withdrawal treatment is available beginning in the
                                                                         first contract year for withdrawals taken from the
                                                                         Guaranteed benefit account value through the automatic
                                                                         Required Minimum Distribution withdrawal program.

                                                                         When an RMD withdrawal using our RMD program occurs, the
                                                                         GIB Roll-up benefit base and the GIB Annual Ratchet benefit base will be reduced on a dollar-for-dollar basis
                                                                         beginning with the first RMD withdrawal.

                                                                         If you elect the Annual Ratchet death benefit, withdrawals will be taken on a pro rata basis.
------------------------------------------------------------------------------------------------------------------------------------


                                 Appendix IV: State contract availability and/or variations of certain features and benefits D-3


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
------------------------------------------------------------------------------------------------------------------------------------
 State          Features and Benefits                                          Availability or Variation
------------------------------------------------------------------------------------------------------------------------------------
WASHINGTON                                                                     Beginning on the first day of the 6th contract year
(CONTINUED)                                                                    you elected GIB, any Excess withdrawal will reduce
                                                                               the Guaranteed income benefit bases, on a
                                                                               dollar-for-dollar basis.

                See "Free withdrawal amount" under "Withdrawal charge"         The 10% free withdrawal amount applies to full
                in "Charges and expenses"                                      surrenders.

                See "Disability, terminal illness, or confinement to nursing   The owner (or older joint owner, if applicable) has
                home" in "Charges and expenses"                                qualified to receive Social Security disability
                                                                               benefits as certified by the Social Security
                                                                               Administration or a statement from an independent
                                                                               U.S. licensed physician stating that the owner (or
                                                                               older joint owner, if applicable) meets the
                                                                               definition of total disability for at least 6
                                                                               continuous months prior to the notice of claim.
                                                                               Such disability must be re-certified every 12
                                                                               months.

------------------------------------------------------------------------------------------------------------------------------------


D-4 Appendix IV: State contract availability and/or variations of certain features and benefits


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Appendix V: Examples of Automatic payment plans


--------------------------------------------------------------------------------

The following examples illustrate the amount of the automatic withdrawals that would be taken under the various payment plans described in "Accessing your money" under "Automatic payment plans." The illustrations are based on the Annual roll-up rate shown below and assumes that the Roll-up(1) benefit base does not reset.


MAXIMUM PAYMENT

Full Annual withdrawal amount payment

--------------------------------------------------------------------------------
                           Beginning of year                  Percent of benefit
   Year   Roll-up rate   Roll-up benefit base    Withdrawal     base withdrawn
--------------------------------------------------------------------------------
    1        4.80%             100,000                  0            0.0%
    2        4.30%             104,800                  0            0.0%
    3        5.20%             109,306                  0            0.0%
    4        5.40%             114,990                  0            0.0%
    5        5.00%             121,200                  0            0.0%
    6        4.70%             127,260              5,981           4.70%
    7        5.20%             127,260              6,618           5.20%
    8        5.40%             127,260              6,872           5.40%
    9        6.00%             127,260              7,636           6.00%
   10        7.30%             127,260              9,290           7.30%
--------------------------------------------------------------------------------

CUSTOMIZED PAYMENT PLANS

Guaranteed Minimum Percentage

--------------------------------------------------------------------------------
                           Beginning of year                  Percent of benefit
   Year   Roll-up rate   Roll-up benefit base    Withdrawal     base withdrawn
--------------------------------------------------------------------------------
    1        4.80%            100,000                  0            0.0%
    2        4.30%            104,800                  0            0.0%
    3        5.20%            109,306                  0            0.0%
    4        5.40%            114,990                  0            0.0%
    5        5.00%            121,200                  0            0.0%
    6        4.70%            127,260              5,090           4.00%
    7        5.20%            128,151              5,126           4.00%
    8        5.40%            129,688              5,188           4.00%
    9        6.00%            131,504              5,260           4.00%
   10        7.30%            134,134              5,365           4.00%
--------------------------------------------------------------------------------



                             Appendix V: Examples of Automatic payment plans E-1


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Fixed Percentage below Roll-up Rate (1% below)

--------------------------------------------------------------------------------
                           Beginning of year                  Percent of benefit
   Year   Roll-up Rate   Roll-up benefit base    Withdrawal     base withdrawn
--------------------------------------------------------------------------------
    1        4.80%             100,000                 0             0.0%
    2        4.30%             104,800                 0             0.0%
    3        5.20%             109,306                 0             0.0%
    4        5.40%             114,990                 0             0.0%
    5        5.00%             121,200                 0             0.0%
    6        4.70%             127,260             5,090            4.00%
    7        5.20%             128,151             5,382            4.20%
    8        5.40%             129,432             5,695            4.40%
    9        6.00%             130,726             6,536            5.00%
   10        7.30%             132,034             8,318            6.30%
--------------------------------------------------------------------------------

Fixed Percentage of 5.5%

--------------------------------------------------------------------------------
                           Beginning of year                  Percent of benefit
   Year   Roll-up Rate   Roll-up benefit base    Withdrawal     base withdrawn
--------------------------------------------------------------------------------
    1        4.80%             100,000                 0             0.0%
    2        4.30%             104,800                 0             0.0%
    3        5.20%             109,306                 0             0.0%
    4        5.40%             114,990                 0             0.0%
    5        5.00%             121,200                 0             0.0%
    6        4.70%             127,260             5,981            4.70%
    7        5.20%             127,260             6,618            5.20%
    8        5.40%             127,260             6,872            5.40%
    9        6.00%             127,260             6,999            5.50%
   10        7.30%             127,896             7,034            5.50%
--------------------------------------------------------------------------------

Fixed Dollar of $7,000

--------------------------------------------------------------------------------
                            Beginning of
                            year Roll-up                      Percent of benefit
   Year   Roll-up Rate      benefit base        Withdrawal      base withdrawn
--------------------------------------------------------------------------------
    1        4.80%            100,000                 0              0.0%
    2        4.30%            104,800                 0              0.0%
    3        5.20%            109,306                 0              0.0%
    4        5.40%            114,990                 0              0.0%
    5        5.00%            121,200                 0              0.0%
    6        4.70%            127,260             5,981             4.70%
    7        5.20%            127,260             6,618             5.20%
    8        5.40%            127,260             6,872             5.40%
    9        6.00%            127,260             7,000             5.50%
   10        7.30%            127,895             7,000             5.50%
--------------------------------------------------------------------------------


E-2 Appendix V: Examples of Automatic payment plans


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Fixed percentage of 5.5% from both your Guaranteed benefit account value and your Non-Guaranteed benefit account value



-----------------------------------------------------------------------------------------------------------------------
                                                                         Addtional withdrawal
                                                    Withdrawal from      from Non-Guaranteed
                             Beginning of year     Guaranteed benefit          benefit           Percent of benefit
   Year    Roll-up Rate    Roll-up benefit base      account value          account value         base withdrawn
-----------------------------------------------------------------------------------------------------------------------
    1         4.80%              100,000                     0                     0                    0.0%
    2         4.30%              104,800                     0                     0                    0.0%
    3         5.20%              109,306                     0                     0                    0.0%
    4         5.40%              114,990                     0                     0                    0.0%
    5         5.00%              121,200                     0                     0                    0.0%
    6         4.70%              127,260                 5,981                 1,018                   5.50%
    7         5.20%              127,260                 6,618                   382                   5.50%
    8         5.40%              127,260                 6,872                   127                   5.50%
    9         6.00%              127,260                 6,999                     0                   5.50%
   10         7.30%              127,896                 7,034                     0                   5.50%
-----------------------------------------------------------------------------------------------------------------------

(1) The examples reflect the effect on both Roll-up benefit bases.











                             Appendix V: Examples of Automatic payment plans E-3


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Statement of additional information


--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                            Page

Who is AXA Equitable?                                                          2
Unit Values                                                                    2
Custodian and Independent Registered Public Accounting Firm                    2
Distribution of the Contracts                                                  2
Financial Statements                                                           2


HOW TO OBTAIN A RETIREMENT CORNERSTONE(SM) SERIES STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NO. 49

Send this request form to:
  Retirement Cornerstone(SM)
  P.O. Box 1547
  Secaucus, NJ 07096-1547

--------------------------------------------------------------------------------


Please send me a Retirement Cornerstone(SM) Series SAI for
SEPARATE ACCOUNT NO. 49 dated November 23, 2009.



--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------
City                                      State            Zip









                                                                          x02756

Retirement Cornerstone(SM) Series

A combination variable and fixed deferred annuity contract

STATEMENT OF ADDITIONAL INFORMATION
NOVEMBER 23, 2009

AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a Prospectus. It should be read in conjunction with the related Retirement Cornerstone(SM) Series Prospectus, dated November 23, 2009. That Prospectus provides detailed information concerning the contracts and the variable investment options and the guaranteed interest option that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account No. 49. Definitions of special terms used in the SAI are found in the Prospectus.


A copy of the Prospectus is available free of charge by writing the processing office (Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-789-7771 toll free, or by contacting your financial professional.

TABLE OF CONTENTS

Who is AXA Equitable?                                                        2


Unit Values                                                                  2


Custodian and Independent Registered Public Accounting Firm                  2

Distribution of the Contracts                                                2

Financial Statements                                                         2

              Copyright 2009 AXA Equitable Life Insurance Company.
                              All rights reserved.
Retirement Cornerstone(SM) is a service mark of AXA Equitable Life Insurance
                                   Company.

                                               Retirement Cornerstone Series All

                                                                          x02756

WHO IS AXA EQUITABLE?

AXA Equitable is a wholly owned subsidiary of AXA Equitable Financial Services, LLC, a holding company, which is itself a wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"). Interests in AXA Financial are held by the immediate holding company, AXA America Holdings, Inc., and the following affiliated companies: AXA Corporate Solutions Reinsurance Company ("AXA Corporate Solutions") and AXA Belgium SA. AXA holds its interest in AXA America Holdings, Inc. and AXA Corporate Solutions, directly and indirectly through its wholly owned subsidiary holding company, Ouidinot Participations. AXA holds its interest in AXA Belgium SA, through its wholly owned subsidiary holding company, AXA Holdings Belgium SA.

UNIT VALUES

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the Retirement Cornerstone(SM) Series.

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period multiplied by
(ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

                                     (a)
                                     --- - c
                                     (b)

where:

(a) is the value of the variable investment option's shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to or withdrawn from the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b) is the value of the variable investment option's shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)


(c) is the daily mortality and expense risks charge, administrative charge and distribution charge, times the number of calendar days in the valuation period. These daily charges are at an effective annual rate not to exceed a total of 1.70%. Your contract charges may be less.



CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for the shares of the Trusts owned by Separate Account No. 49.

The financial statements of the Separate Account at December 31, 2008 and for each of the two years in the period ended December 31, 2008, and the consolidated financial statements of AXA Equitable at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 are included in this SAI in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.


DISTRIBUTION OF CONTRACTS

Under a distribution agreement between AXA Distributors, LLC, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 49, AXA Equitable paid AXA Distributors, LLC, distribution fees of $750,235,874 in 2008, $1,007,208,067 in 2007 and $694,578,570 in 2006, as the distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 49. Of these amounts, for each of these three years, AXA Distributors, LLC retained $81,519,894, $95,562,846 and $88,941,713, respectively.

Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 49, AXA Equitable paid AXA Advisors a fee of $325,380 for each of the years 2008, 2007 and 2006. AXA Equitable paid AXA Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 49, $677,871,467 in 2008, $731,920,627 in 2007 and
$672,531,658 in 2006. Of these amounts, AXA Advisors retained $356,304,358, $386,036,299 and $339,484,801, respectively.

FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts.

The financial statements of Separate Account No. 49 list variable investment options not currently offered under this contract.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.................   FSA-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 2008..............   FSA-3
   Statements of Operations for the Year Ended December 31, 2008........  FSA-35
   Statements of Changes in Net Assets for the Years Ended
     December 31, 2008 and 2007.........................................  FSA-48
   Notes to Financial Statements........................................  FSA-74


AXA EQUITABLE LIFE INSURANCE COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.................     F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2008 and 2007..............     F-2
   Consolidated Statements of Earnings, Years Ended December 31, 2008,
     2007 and 2006......................................................     F-3
   Consolidated Statements of Shareholder's Equity and Comprehensive
     Income, Years Ended December 31, 2008, 2007 and 2006...............     F-4
   Consolidated Statements of Cash Flows, Years Ended
     December 31, 2008, 2007 and 2006...................................     F-5
   Notes to Consolidated Financial Statements...........................     F-7



                                     FSA-1

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AXA Equitable Life Insurance Company
and Contractowners of Separate Account No. 49 of AXA Equitable Life Insurance Company:



In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the separate Variable Investment Options, as listed in Note 1 to such financial statements, of AXA Equitable Life Insurance Company ("AXA Equitable") Separate Account No. 49 at December 31, 2008, the results of each of their operations and the changes in each of their net assets for each of the periods indicated therein, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2008 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York
April 9, 2009

                                     FSA-2

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2008


                                                               AXA Aggressive   AXA Conservative   AXA Conservative-Plus
                                                                 Allocation        Allocation            Allocation
                                                              ---------------   ----------------   ---------------------
Assets:
Investment in shares of The Trusts, at fair value...........  $2,198,631,703     $1,340,768,352        $1,241,918,705
Receivable for The Trusts shares sold.......................              --          2,744,531                    --
Receivable for policy-related transactions..................       2,024,597                 --             1,357,385
                                                              --------------     --------------        --------------
  Total assets..............................................   2,200,656,300      1,343,512,883         1,243,276,090
                                                              --------------     --------------        --------------
Liabilities:
Payable for The Trusts shares purchased.....................       2,024,597                 --             1,357,385
Payable for policy-related transactions.....................              --          2,744,531                    --
                                                              --------------     --------------        --------------
  Total liabilities.........................................       2,024,597          2,744,531             1,357,385
                                                              --------------     --------------        --------------
Net Assets..................................................  $2,198,631,703     $1,340,768,352        $1,241,918,705
                                                              ==============     ==============        ==============
Net Assets:
Accumulation Units..........................................   2,198,544,523      1,340,727,854         1,241,651,047
Retained by AXA Equitable in Separate Account No. 49........          87,180             40,498               267,658
                                                              --------------     --------------        --------------
Total net assets............................................  $2,198,631,703     $1,340,768,352        $1,241,918,705
                                                              ==============     ==============        ==============
Investments in shares of The Trusts, at cost................  $3,607,878,894     $1,507,814,118        $1,557,082,455
The Trusts shares held
 Class A....................................................              --                 --                    --
 Class B....................................................     269,693,609        146,807,062           142,190,324



                                                               AXA Moderate    AXA Moderate-Plus   EQ/AllianceBernstein
                                                                Allocation         Allocation          Common Stock
                                                             ---------------   -----------------   --------------------
Assets:
Investment in shares of The Trusts, at fair value........... $5,362,020,192     $ 8,197,834,399        $617,645,189
Receivable for The Trusts shares sold.......................             --                  --             182,224
Receivable for policy-related transactions..................      6,480,626           6,291,147                  --
                                                             --------------     ---------------        ------------
  Total assets..............................................  5,368,500,818       8,204,125,546         617,827,413
                                                             --------------     ---------------        ------------
Liabilities:
Payable for The Trusts shares purchased.....................      6,480,626           6,291,147                  --
Payable for policy-related transactions.....................             --                  --             182,224
                                                             --------------     ---------------        ------------
  Total liabilities.........................................      6,480,626           6,291,147             182,224
                                                             --------------     ---------------        ------------
Net Assets.................................................. $5,362,020,192     $ 8,197,834,399        $617,645,189
                                                             ==============     ===============        ============
Net Assets:
Accumulation Units..........................................  5,361,993,448       8,197,685,886         617,519,769
Retained by AXA Equitable in Separate Account No. 49........         26,744             148,513             125,420
                                                             --------------     ---------------        ------------
Total net assets............................................ $5,362,020,192     $ 8,197,834,399        $617,645,189
                                                             ==============     ===============        ============
Investments in shares of The Trusts, at cost................ $7,137,470,784     $12,083,819,370        $997,822,997
The Trusts shares held
 Class A....................................................             --                  --                  --
 Class B....................................................    456,144,406         935,485,561          55,887,701

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-3

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                           EQ/AllianceBernstein
                                                               Intermediate
                                                                Government       EQ/AllianceBernstein   EQ/AllianceBernstein
                                                                Securities           International        Small Cap Growth
                                                           --------------------  --------------------   --------------------
Assets:
Investment in shares of The Trusts, at fair value........      $401,670,396         $  607,962,616          $280,421,943
Receivable for The Trusts shares sold....................                --                     --                    --
Receivable for policy-related transactions...............           174,429                 27,197                 4,928
                                                               ------------         --------------          ------------
  Total assets...........................................       401,844,825            607,989,813           280,426,871
                                                               ------------         --------------          ------------
Liabilities:
Payable for The Trusts shares purchased..................           174,429                  1,197                 4,928
Payable for policy-related transactions..................                --                     --                    --
                                                               ------------         --------------          ------------
  Total liabilities......................................           174,429                  1,197                 4,928
                                                               ------------         --------------          ------------
Net Assets...............................................      $401,670,396         $  607,988,616          $280,421,943
                                                               ============         ==============          ============
Net Assets:
Accumulation Units.......................................       401,655,205            607,987,723           280,414,007
Retained by AXA Equitable in Separate Account No. 49.....            15,191                    893                 7,936
                                                               ------------         --------------          ------------
Total net assets.........................................      $401,670,396         $  607,988,616          $280,421,943
                                                               ============         ==============          ============
Investments in shares of The Trusts, at cost.............      $406,793,463         $1,192,484,652          $475,926,870
The Trusts shares held
 Class A.................................................                --                     --                    --
 Class B.................................................        40,722,191             91,896,563            32,011,781



                                                               EQ/Ariel          EQ/AXA Rosenberg        EQ/BlackRock
                                                           Appreciation II   Value Long/Short Equity  Basic Value Equity
                                                           ---------------   -----------------------  ------------------
Assets:
Investment in shares of The Trusts, at fair value........    $44,146,841           $146,200,558          $522,266,147
Receivable for The Trusts shares sold....................             --                 16,521                    --
Receivable for policy-related transactions...............         24,247                  2,479               609,020
                                                             -----------           ------------          ------------
  Total assets...........................................     44,171,088            146,219,558           522,875,167
                                                             -----------           ------------          ------------
Liabilities:
Payable for The Trusts shares purchased..................         24,247                     --               609,020
Payable for policy-related transactions..................             --                     --                    --
                                                             -----------           ------------          ------------
  Total liabilities......................................         24,247                     --               609,020
                                                             -----------           ------------          ------------
Net Assets...............................................    $44,146,841           $146,219,558          $522,266,147
                                                             ===========           ============          ============
Net Assets:
Accumulation Units.......................................     43,128,220            146,218,673           522,247,447
Retained by AXA Equitable in Separate Account No. 49.....      1,018,621                    885                18,700
                                                             -----------           ------------          ------------
Total net assets.........................................    $44,146,841           $146,219,558          $522,266,147
                                                             ===========           ============          ============
Investments in shares of The Trusts, at cost.............    $66,936,069           $153,998,251          $815,851,364
The Trusts shares held
 Class A.................................................         10,482                     --                    --
 Class B.................................................      6,636,517             14,489,649            53,898,820

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-4

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                                  EQ/BlackRock      EQ/Boston Advisors        EQ/Calvert
                                                              International Value      Equity Income     Socially Responsible
                                                             --------------------- -------------------- ----------------------
Assets:
Investment in shares of The Trusts, at fair value...........      $592,888,008         $157,471,117           $36,094,424
Receivable for The Trusts shares sold.......................                --                   --                    --
Receivable for policy-related transactions..................         1,531,887               84,450                 4,455
                                                                  ------------         ------------           -----------
  Total assets..............................................       594,419,895          157,555,567            36,098,879
                                                                  ------------         ------------           -----------
Liabilities:
Payable for The Trusts shares purchased.....................         1,531,887               84,450                 4,455
Payable for policy-related transactions.....................                --                   --                    --
                                                                  ------------         ------------           -----------
  Total liabilities.........................................         1,531,887               84,450                 4,455
                                                                  ------------         ------------           -----------
Net Assets..................................................      $592,888,008         $157,471,117           $36,094,424
                                                                  ============         ============           ===========
Net Assets:
Accumulation Units..........................................       592,815,585          157,389,829            36,090,048
Retained by AXA Equitable in Separate Account No. 49........            72,423               81,288                 4,376
                                                                  ------------         ------------           -----------
Total net assets............................................      $592,888,008         $157,471,117           $36,094,424
                                                                  ============         ============           ===========
Investments in shares of The Trusts, at cost................      $992,576,864         $228,866,380           $59,889,243
The Trusts shares held
 Class A....................................................                --                   --                    --
 Class B....................................................        68,198,763           36,835,681             7,370,145



                                                                  EQ/Capital         EQ/Capital      EQ/Caywood-Scholl
                                                               Guardian Growth   Guardian Research    High Yield Bond
                                                              ----------------- ------------------- -------------------
Assets:
Investment in shares of The Trusts, at fair value...........     $263,939,219      $  757,792,183       $131,761,953
Receivable for The Trusts shares sold.......................          124,825             207,834                 --
Receivable for policy-related transactions..................               --                  --            582,313
                                                                 ------------      --------------       ------------
  Total assets..............................................      264,064,044         758,000,017        132,344,266
                                                                 ------------      --------------       ------------
Liabilities:
Payable for The Trusts shares purchased.....................               --                  --            582,313
Payable for policy-related transactions.....................          124,825             207,834                 --
                                                                 ------------      --------------       ------------
  Total liabilities.........................................          124,825             207,834            582,313
                                                                 ------------      --------------       ------------
Net Assets..................................................     $263,939,219      $  757,792,183       $131,761,953
                                                                 ============      ==============       ============
Net Assets:
Accumulation Units..........................................      263,886,281         757,786,834        131,696,077
Retained by AXA Equitable in Separate Account No. 49........           52,938               5,349             65,876
                                                                 ------------      --------------       ------------
Total net assets............................................     $263,939,219      $  757,792,183       $131,761,953
                                                                 ============      ==============       ============
Investments in shares of The Trusts, at cost................     $411,234,495      $1,189,796,461       $172,393,134
The Trusts shares held
 Class A....................................................               --                  --                 --
 Class B....................................................       30,044,236          93,257,083         40,707,272

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-5

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                                 EQ/Davis
                                                                 New York        EQ/Equity         EQ/Evergreen
                                                                 Venture         500 Index      International Bond
                                                             --------------- ----------------- --------------------
Assets:
Investment in shares of The Trusts, at fair value...........  $242,865,969    $  912,777,058       $413,274,116
Receivable for The Trusts shares sold.......................            --           901,696            554,618
Receivable for policy-related transactions..................       120,884                --                 --
                                                              ------------    --------------       ------------
  Total assets..............................................   242,986,853       913,678,754        413,828,734
                                                              ------------    --------------       ------------
Liabilities:
Payable for The Trusts shares purchased.....................        76,884                --                 --
Payable for policy-related transactions.....................            --           901,696            509,618
                                                              ------------    --------------       ------------
  Total liabilities.........................................        76,884           901,696            509,618
                                                              ------------    --------------       ------------
Net Assets..................................................  $242,909,969    $  912,777,058       $413,319,116
                                                              ============    ==============       ============
Net Assets:
Accumulation Units..........................................   242,909,648       912,728,885        413,318,609
Retained by AXA Equitable in Separate Account No. 49........           321            48,173                507
                                                              ------------    --------------       ------------
Total net assets............................................  $242,909,969    $  912,777,058       $413,319,116
                                                              ============    ==============       ============
Investments in shares of The Trusts, at cost................  $373,213,612    $1,330,289,666       $472,994,978
The Trusts shares held
 Class A....................................................            --                --                 --
 Class B....................................................    36,168,162        58,208,520         43,237,231



                                                               EQ/Evergreen    EQ/Franklin      EQ/Franklin
                                                                   Omega          Income      Small Cap Value
                                                              -------------- --------------- ----------------
Assets:
Investment in shares of The Trusts, at fair value...........   $129,004,382   $425,712,289     $ 74,531,038
Receivable for The Trusts shares sold.......................             --             --               --
Receivable for policy-related transactions..................         94,207        144,578          280,519
                                                               ------------   ------------     ------------
  Total assets..............................................    129,098,589    425,856,867       74,811,557
                                                               ------------   ------------     ------------
Liabilities:
Payable for The Trusts shares purchased.....................         94,207        144,578          280,519
Payable for policy-related transactions.....................             --             --               --
                                                               ------------   ------------     ------------
  Total liabilities.........................................         94,207        144,578          280,519
                                                               ------------   ------------     ------------
Net Assets..................................................   $129,004,382   $425,712,289     $ 74,531,038
                                                               ============   ============     ============
Net Assets:
Accumulation Units..........................................    128,961,611    425,663,187       74,460,493
Retained by AXA Equitable in Separate Account No. 49........         42,771         49,102           70,545
                                                               ------------   ------------     ------------
Total net assets............................................   $129,004,382   $425,712,289     $ 74,531,038
                                                               ============   ============     ============
Investments in shares of The Trusts, at cost................   $173,059,493   $660,641,947     $104,585,753
The Trusts shares held
 Class A....................................................             --             --               --
 Class B....................................................     20,085,680     66,501,368       11,493,110

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-6

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                                 EQ/Franklin        EQ/GAMCO
                                                                  Templeton        Mergers and   EQ/GAMCO Small
                                                              Founding Strategy   Acquisitions    Company Value
                                                             ------------------- -------------- ----------------
Assets:
Investment in shares of The Trusts, at fair value...........    $  996,121,628    $110,956,013    $392,679,712
Receivable for The Trusts shares sold.......................                --              --              --
Receivable for policy-related transactions..................         1,194,880          82,015         319,791
                                                                --------------    ------------    ------------
  Total assets..............................................       997,316,508     111,038,028     392,999,503
                                                                --------------    ------------    ------------
Liabilities:
Payable for The Trusts shares purchased.....................         1,194,880          20,015         282,791
Payable for policy-related transactions.....................                --              --              --
                                                                --------------    ------------    ------------
  Total liabilities.........................................         1,194,880          20,015         282,791
                                                                --------------    ------------    ------------
Net Assets..................................................    $  996,121,628    $111,018,013    $392,716,712
                                                                ==============    ============    ============
Net Assets:
Accumulation Units..........................................       996,067,806     111,017,287     392,716,505
Retained by AXA Equitable in Separate Account No. 49........            53,822             726             207
                                                                --------------    ------------    ------------
Total net assets............................................    $  996,121,628    $111,018,013    $392,716,712
                                                                ==============    ============    ============
Investments in shares of The Trusts, at cost................    $1,524,407,409    $135,140,303    $559,944,836
The Trusts shares held
 Class A....................................................            10,822               3              --
 Class B....................................................       174,099,996      11,037,168      18,722,816



                                                              EQ/International                          EQ/International
                                                                  Core PLUS      EQ/International ETF        Growth
                                                             ------------------ ---------------------- -----------------
Assets:
Investment in shares of The Trusts, at fair value...........    $554,322,481          $1,603,884          $168,048,135
Receivable for The Trusts shares sold.......................              --                  --                    --
Receivable for policy-related transactions..................          32,751                  --               144,727
                                                                ------------          ----------          ------------
  Total assets..............................................     554,355,232           1,603,884           168,192,862
                                                                ------------          ----------          ------------
Liabilities:
Payable for The Trusts shares purchased.....................          32,751                  --               144,727
Payable for policy-related transactions.....................              --                  --                    --
                                                                ------------          ----------          ------------
  Total liabilities.........................................          32,751                  --               144,727
                                                                ------------          ----------          ------------
Net Assets..................................................    $554,322,481          $1,603,884          $168,048,135
                                                                ============          ==========          ============
Net Assets:
Accumulation Units..........................................     554,312,199                  --           168,006,702
Retained by AXA Equitable in Separate Account No. 49........          10,282           1,603,884                41,433
                                                                ------------          ----------          ------------
Total net assets............................................    $554,322,481          $1,603,884          $168,048,135
                                                                ============          ==========          ============
Investments in shares of The Trusts, at cost................    $973,213,983          $2,460,167          $264,845,756
The Trusts shares held
 Class A....................................................              --             126,923                    --
 Class B....................................................      81,530,345             125,863            40,055,290

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-7

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                                EQ/JPMorgan         EQ/JPMorgan       EQ/Large Cap
                                                                 Core Bond      Value Opportunities     Core PLUS
                                                             ----------------- --------------------- --------------
Assets:
Investment in shares of The Trusts, at fair value...........  $  913,336,047        $210,569,258      $129,360,305
Receivable for The Trusts shares sold.......................         200,694              24,924            11,311
Receivable for policy-related transactions..................              --                  --                --
                                                              --------------        ------------      ------------
  Total assets..............................................     913,536,741         210,594,182       129,371,616
                                                              --------------        ------------      ------------
Liabilities:
Payable for The Trusts shares purchased.....................              --                  --                --
Payable for policy-related transactions.....................         191,694              24,924            11,311
                                                              --------------        ------------      ------------
  Total liabilities.........................................         191,694              24,924            11,311
                                                              --------------        ------------      ------------
Net Assets..................................................  $  913,345,047        $210,569,258      $129,360,305
                                                              ==============        ============      ============
Net Assets:
Accumulation Units..........................................     913,344,774         210,531,131       129,336,542
Retained by AXA Equitable in Separate Account No. 49........             273              38,127            23,763
                                                              --------------        ------------      ------------
Total net assets............................................  $  913,345,047        $210,569,258      $129,360,305
                                                              ==============        ============      ============
Investments in shares of The Trusts, at cost................  $1,073,540,018        $370,569,015      $202,475,796
The Trusts shares held
 Class A....................................................              --                  --                --
 Class B....................................................      97,451,850          31,151,061        22,841,964



                                                               EQ/Large Cap   EQ/Large Cap   EQ/Large Cap
                                                               Growth Index    Growth PLUS    Value Index
                                                              -------------- -------------- --------------
Assets:
Investment in shares of The Trusts, at fair value...........   $245,932,260   $193,224,784   $ 76,510,005
Receivable for The Trusts shares sold.......................         78,029             --         24,434
Receivable for policy-related transactions..................             --        811,993             --
                                                               ------------   ------------   ------------
  Total assets..............................................    246,010,289    194,036,777     76,534,439
                                                               ------------   ------------   ------------
Liabilities:
Payable for The Trusts shares purchased.....................             --        811,993             --
Payable for policy-related transactions.....................         78,029             --         24,434
                                                               ------------   ------------   ------------
  Total liabilities.........................................         78,029        811,993         24,434
                                                               ------------   ------------   ------------
Net Assets..................................................   $245,932,260   $193,224,784   $ 76,510,005
                                                               ============   ============   ============
Net Assets:
Accumulation Units..........................................    245,886,982    193,192,830     75,141,233
Retained by AXA Equitable in Separate Account No. 49........         45,278         31,954      1,368,772
                                                               ------------   ------------   ------------
Total net assets............................................   $245,932,260   $193,224,784   $ 76,510,005
                                                               ============   ============   ============
Investments in shares of The Trusts, at cost................   $319,797,615   $276,865,077   $169,626,097
The Trusts shares held
 Class A....................................................             --             --         10,820
 Class B....................................................     44,153,009     17,654,996     18,062,720

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-8

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                                EQ/Large Cap       EQ/Long        EQ/Lord Abbett
                                                                 Value PLUS       Term Bond     Growth and Income
                                                             ----------------- --------------- -------------------
Assets:
Investment in shares of The Trusts, at fair value...........  $1,114,995,607    $136,541,572       $ 93,546,882
Receivable for The Trusts shares sold.......................         328,034         103,352                 --
Receivable for policy-related transactions..................              --              --             92,912
                                                              --------------    ------------       ------------
  Total assets..............................................   1,115,323,641     136,644,924         93,639,794
                                                              --------------    ------------       ------------
Liabilities:
Payable for The Trusts shares purchased.....................              --              --             92,912
Payable for policy-related transactions.....................         328,034         103,352                 --
                                                              --------------    ------------       ------------
  Total liabilities.........................................         328,034         103,352             92,912
                                                              --------------    ------------       ------------
Net Assets..................................................  $1,114,995,607    $136,541,572       $ 93,546,882
                                                              ==============    ============       ============
Net Assets:
Accumulation Units..........................................   1,114,977,172     136,536,833         93,539,904
Retained by AXA Equitable in Separate Account No. 49........          18,435           4,739              6,978
                                                              --------------    ------------       ------------
Total net assets............................................  $1,114,995,607    $136,541,572       $ 93,546,882
                                                              ==============    ============       ============
Investments in shares of The Trusts, at cost................  $2,080,253,752    $133,795,872       $144,407,579
The Trusts shares held
 Class A....................................................              --              --                 --
 Class B....................................................     144,303,879      10,060,017         12,409,529



                                                               EQ/Lord Abbett   EQ/Lord Abbett     EQ/Marsico
                                                               Large Cap Core    Mid Cap Value       Focus
                                                              ---------------- ----------------  ---------------
Assets:
Investment in shares of The Trusts, at fair value...........    $ 85,244,148     $190,310,610    $1,143,654,720
Receivable for The Trusts shares sold.......................       1,119,918           24,821             8,484
Receivable for policy-related transactions..................              --               --                --
                                                                ------------     ------------    --------------
  Total assets..............................................      86,364,066      190,335,431     1,143,663,204
                                                                ------------     ------------    --------------
Liabilities:
Payable for The Trusts shares purchased.....................              --               --                --
Payable for policy-related transactions.....................       1,119,918           24,821             8,484
                                                                ------------     ------------    --------------
  Total liabilities.........................................       1,119,918           24,821             8,484
                                                                ------------     ------------    --------------
Net Assets..................................................    $ 85,244,148     $190,310,610    $1,143,654,720
                                                                ============     ============    ==============
Net Assets:
Accumulation Units..........................................      85,137,695      190,154,772     1,143,520,264
Retained by AXA Equitable in Separate Account No. 49........         106,453          155,838           134,456
                                                                ------------     ------------    --------------
Total net assets............................................    $ 85,244,148     $190,310,610    $1,143,654,720
                                                                ============     ============    ==============
Investments in shares of The Trusts, at cost................    $111,429,125     $325,072,991    $1,699,463,545
The Trusts shares held
 Class A....................................................           1,838               --                --
 Class B....................................................       9,982,894       28,120,424       111,548,786

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-9

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                                 EQ/Mid Cap       EQ/Mid Cap
                                                                   Index          Value PLUS    EQ/Money Market
                                                             ----------------- --------------- -----------------
Assets:
Investment in shares of The Trusts, at fair value...........  $  501,016,737    $400,063,290    $1,494,248,659
Receivable for The Trusts shares sold.......................              --         568,305           275,352
Receivable for policy-related transactions..................          71,932              --           682,576
                                                              --------------    ------------    --------------
  Total assets..............................................     501,088,669     400,631,595     1,495,206,587
                                                              --------------    ------------    --------------
Liabilities:
Payable for The Trusts shares purchased.....................          71,932              --           682,576
Payable for policy-related transactions.....................              --         568,305           549,039
                                                              --------------    ------------    --------------
  Total liabilities.........................................          71,932         568,305         1,231,615
                                                              --------------    ------------    --------------
Net Assets..................................................  $  501,016,737    $400,063,290    $1,493,974,972
                                                              ==============    ============    ==============
Net Assets:
Accumulation Units..........................................     500,885,732     400,021,681     1,493,712,447
Retained by AXA Equitable in Separate Account No. 49........         131,005          41,609           262,525
                                                              --------------    ------------    --------------
Total net assets............................................  $  501,016,737    $400,063,290    $1,493,974,972
                                                              ==============    ============    ==============
Investments in shares of The Trusts, at cost................  $1,017,839,781    $813,503,785    $1,494,473,530
The Trusts shares held
 Class A....................................................              --              --                --
 Class B....................................................     101,671,872      65,587,707     1,494,120,569


                                                                EQ/Montag &                        EQ/Oppenheimer
                                                              Caldwell Growth   EQ/Mutual Shares       Global
                                                             ----------------- ------------------ ----------------
Assets:
Investment in shares of The Trusts, at fair value...........    $143,898,720      $205,351,897      $ 89,375,404
Receivable for The Trusts shares sold.......................              --                --                --
Receivable for policy-related transactions..................         268,800           193,739            33,815
                                                                ------------      ------------      ------------
  Total assets..............................................     144,167,520       205,545,636        89,409,219
                                                                ------------      ------------      ------------
Liabilities:
Payable for The Trusts shares purchased.....................         268,800           193,739            33,815
Payable for policy-related transactions.....................              --                --                --
                                                                ------------      ------------      ------------
  Total liabilities.........................................         268,800           193,739            33,815
                                                                ------------      ------------      ------------
Net Assets..................................................    $143,898,720      $205,351,897      $ 89,375,404
                                                                ============      ============      ============
Net Assets:
Accumulation Units..........................................     143,894,053       205,167,972        89,279,982
Retained by AXA Equitable in Separate Account No. 49........           4,667           183,925            95,422
                                                                ------------      ------------      ------------
Total net assets............................................    $143,898,720      $205,351,897      $ 89,375,404
                                                                ============      ============      ============
Investments in shares of The Trusts, at cost................    $189,588,633      $336,788,953      $140,506,768
The Trusts shares held
 Class A....................................................              --            16,092             7,420
 Class B....................................................      32,706,012        32,003,148        13,369,719

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-10

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                              EQ/Oppenheimer  EQ/Oppenheimer
                                                               Main Street      Main Street        EQ/PIMCO
                                                               Opportunity       Small Cap       Real Return
                                                             --------------- ---------------- -----------------
Assets:
Investment in shares of The Trusts, at fair value...........   $33,021,294      $54,358,567    $  917,877,204
Receivable for The Trusts shares sold.......................            --               --                --
Receivable for policy-related transactions..................        23,291           47,326           604,801
                                                               -----------      -----------    --------------
  Total assets..............................................    33,044,585       54,405,893       918,482,005
                                                               -----------      -----------    --------------
Liabilities:
Payable for The Trusts shares purchased.....................        23,291           47,326           604,801
Payable for policy-related transactions.....................            --               --                --
                                                               -----------      -----------    --------------
  Total liabilities.........................................        23,291           47,326           604,801
                                                               -----------      -----------    --------------
Net Assets..................................................   $33,021,294      $54,358,567    $  917,877,204
                                                               ===========      ===========    ==============
Net Assets:
Accumulation Units..........................................    27,159,952       49,305,478       917,804,939
Retained by AXA Equitable in Separate Account No. 49........     5,861,342        5,053,089            72,265
                                                               -----------      -----------    --------------
Total net assets............................................   $33,021,294      $54,358,567    $  917,877,204
                                                               ===========      ===========    ==============
Investments in shares of The Trusts, at cost................   $51,037,664      $84,763,567    $1,041,808,074
The Trusts shares held
 Class A....................................................       455,882          391,178            11,255
 Class B....................................................     4,668,020        7,996,692        98,848,862



                                                                 EQ/Quality       EQ/Short       EQ/Small
                                                                 Bond PLUS     Duration Bond   Company Index
                                                              --------------- --------------- --------------
Assets:
Investment in shares of The Trusts, at fair value...........   $326,287,401    $141,795,528    $282,566,957
Receivable for The Trusts shares sold.......................        210,566         249,734              --
Receivable for policy-related transactions..................             --              --         803,028
                                                               ------------    ------------    ------------
  Total assets..............................................    326,497,967     142,045,262     283,369,985
                                                               ------------    ------------    ------------
Liabilities:
Payable for The Trusts shares purchased.....................             --              --         803,028
Payable for policy-related transactions.....................        210,566         249,734              --
                                                               ------------    ------------    ------------
  Total liabilities.........................................        210,566         249,734         803,028
                                                               ------------    ------------    ------------
Net Assets..................................................   $326,287,401    $141,795,528    $282,566,957
                                                               ============    ============    ============
Net Assets:
Accumulation Units..........................................    326,276,911     141,793,330     282,431,668
Retained by AXA Equitable in Separate Account No. 49........         10,490           2,198         135,289
                                                               ------------    ------------    ------------
Total net assets............................................   $326,287,401    $141,795,528    $282,566,957
                                                               ============    ============    ============
Investments in shares of The Trusts, at cost................   $372,475,847    $153,460,278    $466,434,822
The Trusts shares held
 Class A....................................................             --           5,840              --
 Class B....................................................     37,462,509      15,224,141      41,749,726

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-11

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                              EQ/T. Rowe Price   EQ/Templeton         EQ/UBS
                                                                Growth Stock        Growth      Growth and Income
                                                             ------------------ -------------- -------------------
Assets:
Investment in shares of The Trusts, at fair value...........    $167,269,498     $149,797,557      $48,070,362
Receivable for The Trusts shares sold.......................              --               --               --
Receivable for policy-related transactions..................          74,822           13,844            2,518
                                                                ------------     ------------      -----------
  Total assets..............................................     167,344,320      149,811,401       48,072,880
                                                                ------------     ------------      -----------
Liabilities:
Payable for The Trusts shares purchased.....................          74,822           13,844            2,518
Payable for policy-related transactions.....................              --               --               --
                                                                ------------     ------------      -----------
  Total liabilities.........................................          74,822           13,844            2,518
                                                                ------------     ------------      -----------
Net Assets..................................................    $167,269,498     $149,797,557      $48,070,362
                                                                ============     ============      ===========
Net Assets:
Accumulation Units..........................................     167,244,401      149,787,852       48,056,767
Retained by AXA Equitable in Separate Account No. 49........          25,097            9,705           13,595
                                                                ------------     ------------      -----------
Total net assets............................................    $167,269,498     $149,797,557      $48,070,362
                                                                ============     ============      ===========
Investments in shares of The Trusts, at cost................    $266,856,760     $250,241,249      $75,944,653
The Trusts shares held
 Class A....................................................               5               --               --
 Class B....................................................      13,499,442       23,694,696       11,923,038



                                                                                EQ/Van Kampen
                                                               EQ/Van Kampen   Emerging Markets   EQ/Van Kampen
                                                                  Comstock          Equity        Mid Cap Growth
                                                              --------------- ------------------ ---------------
Assets:
Investment in shares of The Trusts, at fair value...........   $185,053,421     $  696,090,827    $210,352,684
Receivable for The Trusts shares sold.......................         38,676                 --              --
Receivable for policy-related transactions..................             --            418,806         193,356
                                                               ------------     --------------    ------------
  Total assets..............................................    185,092,097        696,509,633     210,546,040
                                                               ------------     --------------    ------------
Liabilities:
Payable for The Trusts shares purchased.....................             --            391,806         193,356
Payable for policy-related transactions.....................         38,676                 --              --
                                                               ------------     --------------    ------------
  Total liabilities.........................................         38,676            391,806         193,356
                                                               ------------     --------------    ------------
Net Assets..................................................   $185,053,421     $  696,117,827    $210,352,684
                                                               ============     ==============    ============
Net Assets:
Accumulation Units..........................................    185,023,568        696,117,827     210,338,843
Retained by AXA Equitable in Separate Account No. 49........         29,853                 --          13,841
                                                               ------------     --------------    ------------
Total net assets............................................   $185,053,421     $  696,117,827    $210,352,684
                                                               ============     ==============    ============
Investments in shares of The Trusts, at cost................   $297,592,481     $1,445,771,000    $358,070,784
The Trusts shares held
 Class A....................................................             --                 --              --
 Class B....................................................     27,956,782         91,354,695      25,433,292

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-12

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                              EQ/Van Kampen     Multimanager     Multimanager
                                                               Real Estate   Aggressive Equity     Core Bond
                                                             -------------- ------------------- --------------
Assets:
Investment in shares of The Trusts, at fair value...........  $290,998,270      $ 67,742,645     $734,752,733
Receivable for The Trusts shares sold.......................        26,667            19,919               --
Receivable for policy-related transactions..................            --                --          243,736
                                                              ------------      ------------     ------------
  Total assets..............................................   291,024,937        67,762,564      734,996,469
                                                              ------------      ------------     ------------
Liabilities:
Payable for The Trusts shares purchased.....................            --                --          243,736
Payable for policy-related transactions.....................        26,667            19,919               --
                                                              ------------      ------------     ------------
  Total liabilities.........................................        26,667            19,919          243,736
                                                              ------------      ------------     ------------
Net Assets..................................................  $290,998,270      $ 67,742,645     $734,752,733
                                                              ============      ============     ============
Net Assets:
Accumulation Units..........................................   290,992,723        67,727,406      734,371,111
Retained by AXA Equitable in Separate Account No. 49........         5,547            15,239          381,622
                                                              ------------      ------------     ------------
Total net assets............................................  $290,998,270      $ 67,742,645     $734,752,733
                                                              ============      ============     ============
Investments in shares of The Trusts, at cost................  $555,718,638      $111,928,061     $761,069,347
The Trusts shares held
 Class A....................................................            --                --               --
 Class B....................................................    60,462,406         4,046,753       74,393,029



                                                              Multimanager   Multimanager       Multimanager
                                                               Health Care    High Yield    International Equity
                                                             -------------- -------------- ---------------------
Assets:
Investment in shares of The Trusts, at fair value...........  $241,339,483   $531,806,711       $356,075,829
Receivable for The Trusts shares sold.......................            --             --                 --
Receivable for policy-related transactions..................       270,128        193,879            105,653
                                                              ------------   ------------       ------------
  Total assets..............................................   241,609,611    532,000,590        356,181,482
                                                              ------------   ------------       ------------
Liabilities:
Payable for The Trusts shares purchased.....................       270,128        193,879            105,653
Payable for policy-related transactions.....................            --             --                 --
                                                              ------------   ------------       ------------
  Total liabilities.........................................       270,128        193,879            105,653
                                                              ------------   ------------       ------------
Net Assets..................................................  $241,339,483   $531,806,711       $356,075,829
                                                              ============   ============       ============
Net Assets:
Accumulation Units..........................................   241,324,268    531,727,181        355,984,590
Retained by AXA Equitable in Separate Account No. 49........        15,215         79,530             91,239
                                                              ------------   ------------       ------------
Total net assets............................................  $241,339,483   $531,806,711       $356,075,829
                                                              ============   ============       ============
Investments in shares of The Trusts, at cost................  $323,340,590   $797,253,557       $614,105,897
The Trusts shares held
 Class A....................................................            --             --                 --
 Class B....................................................    30,460,526    149,861,366         42,997,798

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-13

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                               Multimanager
                                                                Large Cap       Multimanager       Multimanager
                                                               Core Equity    Large Cap Growth   Large Cap Value
                                                             --------------- ------------------ -----------------
Assets:
Investment in shares of The Trusts, at fair value...........  $ 96,573,555      $166,671,952       $353,379,357
Receivable for The Trusts shares sold.......................            --                --                 --
Receivable for policy-related transactions..................        84,877            63,361            125,369
                                                              ------------      ------------       ------------
  Total assets..............................................    96,658,432       166,735,313        353,504,726
                                                              ------------      ------------       ------------
Liabilities:
Payable for The Trusts shares purchased.....................        84,877            63,361            125,369
Payable for policy-related transactions.....................            --                --                 --
                                                              ------------      ------------       ------------
  Total liabilities.........................................        84,877            63,361            125,369
                                                              ------------      ------------       ------------
Net Assets..................................................  $ 96,573,555      $166,671,952       $353,379,357
                                                              ============      ============       ============
Net Assets:
Accumulation Units..........................................    96,550,822       166,651,091        353,373,197
Retained by AXA Equitable in Separate Account No. 49........        22,733            20,861              6,160
                                                              ------------      ------------       ------------
Total net assets............................................  $ 96,573,555      $166,671,952       $353,379,357
                                                              ============      ============       ============
Investments in shares of The Trusts, at cost................  $148,654,175      $294,363,171       $562,995,951
The Trusts shares held
 Class A....................................................            --                --                 --
 Class B....................................................    13,824,518        31,565,389         48,970,223



                                                                                                Multimanager
                                                                Multimanager     Multimanager     Small Cap
                                                               Mid Cap Growth   Mid Cap Value      Growth
                                                              ---------------- --------------- --------------
Assets:
Investment in shares of The Trusts, at fair value...........    $216,711,039    $234,433,676    $135,537,202
Receivable for The Trusts shares sold.......................              --         242,895              --
Receivable for policy-related transactions..................         110,537              --         132,728
                                                                ------------    ------------    ------------
  Total assets..............................................     216,821,576     234,676,571     135,669,930
                                                                ------------    ------------    ------------
Liabilities:
Payable for The Trusts shares purchased.....................         108,809              --         132,728
Payable for policy-related transactions.....................              --         242,895              --
                                                                ------------    ------------    ------------
  Total liabilities.........................................         108,809         242,895         132,728
                                                                ------------    ------------    ------------
Net Assets..................................................    $216,712,767    $234,433,676    $135,537,202
                                                                ============    ============    ============
Net Assets:
Accumulation Units..........................................     216,712,767     234,378,984     135,528,471
Retained by AXA Equitable in Separate Account No. 49........              --          54,692           8,731
                                                                ------------    ------------    ------------
Total net assets............................................    $216,712,767    $234,433,676    $135,537,202
                                                                ============    ============    ============
Investments in shares of The Trusts, at cost................    $382,671,037    $392,663,208    $236,572,383
The Trusts shares held
 Class A....................................................              --              --              --
 Class B....................................................      43,370,442      41,404,944      26,368,162

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-14

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                                Multimanager    Multimanager   Target 2015
                                                              Small Cap Value    Technology     Allocation
                                                             ----------------- -------------- -------------
Assets:
Investment in shares of The Trusts, at fair value...........    $368,970,510    $192,768,758       $--
Receivable for The Trusts shares sold.......................          30,000              --        --
Receivable for policy-related transactions..................              --          45,792        --
                                                                ------------    ------------       ---
  Total assets..............................................     369,000,510     192,814,550        --
                                                                ------------    ------------       ---
Liabilities:
Payable for The Trusts shares purchased.....................              --          45,792        --
Payable for policy-related transactions.....................          30,000              --        --
                                                                ------------    ------------       ---
  Total liabilities.........................................          30,000          45,792        --
                                                                ------------    ------------       ---
Net Assets..................................................    $368,970,510    $192,768,758       $--
                                                                ============    ============       ===
Net Assets:
Accumulation Units..........................................     368,922,661     192,697,108        --
Retained by AXA Equitable in Separate Account No. 49........          47,849          71,650        --
                                                                ------------    ------------       ---
Total net assets............................................    $368,970,510    $192,768,758       $--
                                                                ============    ============       ===
Investments in shares of The Trusts, at cost................    $702,869,960    $311,640,255       $--
The Trusts shares held
 Class A....................................................               8              --        --
 Class B....................................................      53,236,974      28,066,508        --



                                                               Target 2025   Target 2035   Target 2045
                                                                Allocation    Allocation    Allocation
                                                              ------------- ------------- -------------
Assets:
Investment in shares of The Trusts, at fair value...........       $--       $  730,151    $  698,248
Receivable for The Trusts shares sold.......................        --               --            --
Receivable for policy-related transactions..................        --               --            --
                                                                   ---       ----------    ----------
  Total assets..............................................        --          730,151       698,248
                                                                   ---       ----------    ----------
Liabilities:
Payable for The Trusts shares purchased.....................        --               --            --
Payable for policy-related transactions.....................        --               --            --
                                                                   ---       ----------    ----------
  Total liabilities.........................................        --               --            --
                                                                   ---       ----------    ----------
Net Assets..................................................       $--       $  730,151    $  698,248
                                                                   ===       ==========    ==========
Net Assets:
Accumulation Units..........................................        --               --            --
Retained by AXA Equitable in Separate Account No. 49........        --          730,151       698,248
                                                                   ---       ----------    ----------
Total net assets............................................       $--       $  730,151    $  698,248
                                                                   ===       ==========    ==========
Investments in shares of The Trusts, at cost................       $--       $1,094,503    $1,113,748
The Trusts shares held
 Class A....................................................        --           55,525        56,476
 Class B....................................................        --           55,190        56,140

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-15

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES  (Continued)

DECEMBER 31, 2008



                                             Contract charges     Unit Value     Units Outstanding (000s)
                                            ------------------   ------------   -------------------------
AXA Aggressive Allocation................     Class B 0.50%        $  8.62                    --
AXA Aggressive Allocation................     Class B 0.95%        $  8.44                   118
AXA Aggressive Allocation................     Class B 1.15%        $  8.35                   471
AXA Aggressive Allocation................     Class B 1.20%        $  8.33                 3,515
AXA Aggressive Allocation................     Class B 1.25%        $  9.22                23,024
AXA Aggressive Allocation................     Class B 1.30%        $  8.75                49,051
AXA Aggressive Allocation................     Class B 1.35%        $  8.27                 1,566
AXA Aggressive Allocation................     Class B 1.40%        $  8.25                 5,254
AXA Aggressive Allocation................     Class B 1.50%        $  9.10                22,425
AXA Aggressive Allocation................     Class B 1.55%        $  8.19                44,143
AXA Aggressive Allocation................     Class B 1.60%        $  8.17                 2,922
AXA Aggressive Allocation................     Class B 1.65%        $  9.02                88,738
AXA Aggressive Allocation................     Class B 1.70%        $  9.00                 8,484
AXA Aggressive Allocation................     Class B 1.80%        $  8.09                     4
AXA Aggressive Allocation................     Class B 1.90%        $  8.05                    49
AXA Conservative Allocation..............     Class B 0.50%        $ 10.43                    --
AXA Conservative Allocation..............     Class B 0.95%        $ 10.20                    --
AXA Conservative Allocation..............     Class B 1.15%        $ 10.10                   211
AXA Conservative Allocation..............     Class B 1.20%        $ 10.08                 4,014
AXA Conservative Allocation..............     Class B 1.25%        $ 10.54                11,977
AXA Conservative Allocation..............     Class B 1.30%        $ 10.51                16,158
AXA Conservative Allocation..............     Class B 1.35%        $ 10.00                 2,542
AXA Conservative Allocation..............     Class B 1.40%        $  9.98                 7,092
AXA Conservative Allocation..............     Class B 1.50%        $ 10.40                18,465
AXA Conservative Allocation..............     Class B 1.55%        $  9.90                18,171
AXA Conservative Allocation..............     Class B 1.60%        $  9.88                 3,454
AXA Conservative Allocation..............     Class B 1.65%        $ 10.32                42,602
AXA Conservative Allocation..............     Class B 1.70%        $ 10.29                 5,824
AXA Conservative Allocation..............     Class B 1.80%        $  9.78                    13
AXA Conservative Allocation..............     Class B 1.90%        $  9.73                     5
AXA Conservative-Plus Allocation.........     Class B 0.50%        $  9.80                    --
AXA Conservative-Plus Allocation.........     Class B 0.95%        $  9.58                    --
AXA Conservative-Plus Allocation.........     Class B 1.15%        $  9.49                   218
AXA Conservative-Plus Allocation.........     Class B 1.20%        $  9.47                 2,920
AXA Conservative-Plus Allocation.........     Class B 1.25%        $ 10.06                15,870
AXA Conservative-Plus Allocation.........     Class B 1.30%        $ 10.04                17,697
AXA Conservative-Plus Allocation.........     Class B 1.35%        $  9.40                 1,565
AXA Conservative-Plus Allocation.........     Class B 1.40%        $  9.37                 4,543
AXA Conservative-Plus Allocation.........     Class B 1.50%        $  9.93                20,789
AXA Conservative-Plus Allocation.........     Class B 1.55%        $  9.30                16,064
AXA Conservative-Plus Allocation.........     Class B 1.60%        $  9.28                 2,852
AXA Conservative-Plus Allocation.........     Class B 1.65%        $  9.85                39,676
AXA Conservative-Plus Allocation.........     Class B 1.70%        $  9.82                 4,505
AXA Conservative-Plus Allocation.........     Class B 1.80%        $  9.19                    --
AXA Conservative-Plus Allocation.........     Class B 1.90%        $  9.14                    15
AXA Moderate Allocation..................     Class B 0.50%        $ 47.34                    --
AXA Moderate Allocation..................     Class B 0.95%        $ 42.66                     3
AXA Moderate Allocation..................     Class B 1.15%        $ 40.73                   267
AXA Moderate Allocation..................     Class B 1.20%        $ 40.26                 4,257
AXA Moderate Allocation..................     Class B 1.25%        $  9.97                68,049
AXA Moderate Allocation..................     Class B 1.30%        $  9.89                84,689
AXA Moderate Allocation..................     Class B 1.35%        $ 38.88                 1,346
AXA Moderate Allocation..................     Class B 1.40%        $ 38.43                 6,917
AXA Moderate Allocation..................     Class B 1.50%        $  9.84                85,214
AXA Moderate Allocation..................     Class B 1.55%        $ 37.11                18,036
AXA Moderate Allocation..................     Class B 1.60%        $ 36.68                 2,966
AXA Moderate Allocation..................     Class B 1.65%        $  9.76               162,336
AXA Moderate Allocation..................     Class B 1.70%        $ 35.84                 4,019
AXA Moderate Allocation..................     Class B 1.80%        $ 35.01                    38
AXA Moderate Allocation..................     Class B 1.90%        $ 34.20                     3

                                     FSA-16

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                               Contract charges     Unit Value     Units Outstanding (000s)
                                                              ------------------   ------------   -------------------------
AXA Moderate-Plus Allocation...............................     Class B 0.50%       $   9.31                    --
AXA Moderate-Plus Allocation...............................     Class B 0.95%       $   9.11                     7
AXA Moderate-Plus Allocation...............................     Class B 1.15%       $   9.02                 1,651
AXA Moderate-Plus Allocation...............................     Class B 1.20%       $   8.99                11,250
AXA Moderate-Plus Allocation...............................     Class B 1.25%       $   9.93                97,959
AXA Moderate-Plus Allocation...............................     Class B 1.30%       $   9.90               141,905
AXA Moderate-Plus Allocation...............................     Class B 1.35%       $   8.93                 5,241
AXA Moderate-Plus Allocation...............................     Class B 1.40%       $   8.91                18,061
AXA Moderate-Plus Allocation...............................     Class B 1.50%       $   9.80               103,155
AXA Moderate-Plus Allocation...............................     Class B 1.55%       $   8.84               130,940
AXA Moderate-Plus Allocation...............................     Class B 1.60%       $   8.82                 8,765
AXA Moderate-Plus Allocation...............................     Class B 1.65%       $   9.72               307,331
AXA Moderate-Plus Allocation...............................     Class B 1.70%       $   9.69                27,177
AXA Moderate-Plus Allocation...............................     Class B 1.80%       $   8.73                    65
AXA Moderate-Plus Allocation...............................     Class B 1.90%       $   8.69                     4
EQ/AllianceBernstein Common Stock..........................     Class B 0.50%       $ 200.52                    --
EQ/AllianceBernstein Common Stock..........................     Class B 0.95%       $ 172.73                     1
EQ/AllianceBernstein Common Stock..........................     Class B 1.20%       $ 158.94                   330
EQ/AllianceBernstein Common Stock..........................     Class B 1.25%       $   7.87                 9,704
EQ/AllianceBernstein Common Stock..........................     Class B 1.30%       $   7.73                 3,919
EQ/AllianceBernstein Common Stock..........................     Class B 1.35%       $ 151.18                   555
EQ/AllianceBernstein Common Stock..........................     Class B 1.40%       $ 148.68                   501
EQ/AllianceBernstein Common Stock..........................     Class B 1.50%       $   7.76                16,700
EQ/AllianceBernstein Common Stock..........................     Class B 1.55%       $ 141.42                   423
EQ/AllianceBernstein Common Stock..........................     Class B 1.60%       $ 139.08                   308
EQ/AllianceBernstein Common Stock..........................     Class B 1.65%       $   7.70                 7,635
EQ/AllianceBernstein Common Stock..........................     Class B 1.70%       $ 134.51                    63
EQ/AllianceBernstein Common Stock..........................     Class B 1.80%       $ 130.07                     2
EQ/AllianceBernstein Common Stock..........................     Class B 1.90%       $ 125.78                     1
EQ/AllianceBernstein Intermediate Government Securities....     Class B 0.50%       $  23.77                    --
EQ/AllianceBernstein Intermediate Government Securities....     Class B 0.95%       $  21.93                     2
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.20%       $  20.97                 2,492
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.25%       $  11.18                 2,898
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.30%       $  11.07                 2,411
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.35%       $  20.41                   571
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.40%       $  20.23                 3,868
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.50%       $  11.03                 4,313
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.55%       $  19.69                 2,058
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.60%       $  19.51                 1,664
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.65%       $  10.94                 5,624
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.70%       $  19.16                   948
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.80%       $  18.82                     3
EQ/AllianceBernstein Intermediate Government Securities....     Class B 1.90%       $  18.48                     1
EQ/AllianceBernstein International.........................     Class B 0.50%       $  11.11                    --
EQ/AllianceBernstein International.........................     Class B 0.95%       $  10.43                     5
EQ/AllianceBernstein International.........................     Class B 1.20%       $  10.08                 4,586
EQ/AllianceBernstein International.........................     Class B 1.25%       $   9.75                 8,362
EQ/AllianceBernstein International.........................     Class B 1.30%       $   9.68                 7,019
EQ/AllianceBernstein International.........................     Class B 1.35%       $   9.87                 1,498
EQ/AllianceBernstein International.........................     Class B 1.40%       $   9.80                 6,793
EQ/AllianceBernstein International.........................     Class B 1.50%       $   9.62                10,686
EQ/AllianceBernstein International.........................     Class B 1.55%       $   9.60                 6,749
EQ/AllianceBernstein International.........................     Class B 1.60%       $   9.53                 2,496
EQ/AllianceBernstein International.........................     Class B 1.65%       $   9.54                12,678
EQ/AllianceBernstein International.........................     Class B 1.70%       $   9.40                 1,924
EQ/AllianceBernstein International.........................     Class B 1.80%       $   9.27                    49
EQ/AllianceBernstein International.........................     Class B 1.90%       $   9.14                     7

                                     FSA-17

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                    Contract charges     Unit Value     Units Outstanding (000s)
                                                   ------------------   ------------   -------------------------
EQ/AllianceBernstein Small Cap Growth...........     Class B 0.50%        $ 12.62                   --
EQ/AllianceBernstein Small Cap Growth...........     Class B 0.95%        $ 11.97                   13
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.20%        $ 11.62                2,429
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.25%        $  9.05                3,292
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.30%        $  8.99                2,070
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.35%        $ 11.42                2,048
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.40%        $ 11.35                3,557
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.50%        $  8.93                5,226
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.55%        $ 11.15                2,766
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.60%        $ 11.09                1,882
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.65%        $  8.85                4,155
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.70%        $ 10.96                  421
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.80%        $ 10.83                    7
EQ/AllianceBernstein Small Cap Growth...........     Class B 1.90%        $ 10.70                    3
EQ/Ariel Appreciation II........................     Class B 0.50%        $  6.91                   --
EQ/Ariel Appreciation II........................     Class B 0.95%        $  6.81                   --
EQ/Ariel Appreciation II........................     Class B 1.20%        $  6.76                  162
EQ/Ariel Appreciation II........................     Class B 1.25%        $  6.74                  719
EQ/Ariel Appreciation II........................     Class B 1.30%        $  6.73                1,030
EQ/Ariel Appreciation II........................     Class B 1.35%        $  6.81                   57
EQ/Ariel Appreciation II........................     Class B 1.40%        $  6.71                  191
EQ/Ariel Appreciation II........................     Class B 1.50%        $  6.69                  708
EQ/Ariel Appreciation II........................     Class B 1.55%        $  6.68                  709
EQ/Ariel Appreciation II........................     Class B 1.60%        $  6.67                   85
EQ/Ariel Appreciation II........................     Class B 1.65%        $  6.66                2,446
EQ/Ariel Appreciation II........................     Class B 1.70%        $  6.65                  339
EQ/Ariel Appreciation II........................     Class B 1.80%        $  6.62                   --
EQ/Ariel Appreciation II........................     Class B 1.90%        $  6.60                    1
EQ/AXA Rosenberg Value Long/Short Equity........     Class B 1.20%        $ 10.28                  523
EQ/AXA Rosenberg Value Long/Short Equity........     Class B 1.25%        $ 10.51                1,638
EQ/AXA Rosenberg Value Long/Short Equity........     Class B 1.30%        $ 10.49                1,449
EQ/AXA Rosenberg Value Long/Short Equity........     Class B 1.40%        $ 10.18                1,173
EQ/AXA Rosenberg Value Long/Short Equity........     Class B 1.50%        $ 10.37                2,862
EQ/AXA Rosenberg Value Long/Short Equity........     Class B 1.55%        $ 10.35                1,130
EQ/AXA Rosenberg Value Long/Short Equity........     Class B 1.60%        $ 10.08                  374
EQ/AXA Rosenberg Value Long/Short Equity........     Class B 1.65%        $ 10.29                4,525
EQ/AXA Rosenberg Value Long/Short Equity........     Class B 1.70%        $ 10.26                  458
EQ/BlackRock Basic Value Equity.................     Class B 0.50%        $ 16.70                   --
EQ/BlackRock Basic Value Equity.................     Class B 0.95%        $ 15.84                   --
EQ/BlackRock Basic Value Equity.................     Class B 1.20%        $ 15.38                3,698
EQ/BlackRock Basic Value Equity.................     Class B 1.25%        $  9.07                6,950
EQ/BlackRock Basic Value Equity.................     Class B 1.30%        $  9.02                3,987
EQ/BlackRock Basic Value Equity.................     Class B 1.35%        $ 15.11                1,799
EQ/BlackRock Basic Value Equity.................     Class B 1.40%        $ 15.02                5,575
EQ/BlackRock Basic Value Equity.................     Class B 1.50%        $  8.95                9,830
EQ/BlackRock Basic Value Equity.................     Class B 1.55%        $ 14.75                3,421
EQ/BlackRock Basic Value Equity.................     Class B 1.60%        $ 14.66                2,175
EQ/BlackRock Basic Value Equity.................     Class B 1.65%        $  8.88                8,195
EQ/BlackRock Basic Value Equity.................     Class B 1.70%        $ 14.49                  834
EQ/BlackRock Basic Value Equity.................     Class B 1.80%        $ 14.32                   17
EQ/BlackRock Basic Value Equity.................     Class B 1.90%        $ 14.15                    4
EQ/BlackRock International Value................     Class B 0.50%        $ 15.47                   --
EQ/BlackRock International Value................     Class B 0.95%        $ 14.67                   20
EQ/BlackRock International Value................     Class B 1.20%        $ 14.25                3,321
EQ/BlackRock International Value................     Class B 1.25%        $ 11.10                6,161
EQ/BlackRock International Value................     Class B 1.30%        $ 11.04                3,778

                                     FSA-18

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                            Contract charges     Unit Value     Units Outstanding (000s)
                                           ------------------   ------------   -------------------------
EQ/BlackRock International Value........     Class B 1.35%        $ 14.00                 4,114
EQ/BlackRock International Value........     Class B 1.40%        $ 13.91                 4,395
EQ/BlackRock International Value........     Class B 1.50%        $ 10.95                 8,981
EQ/BlackRock International Value........     Class B 1.55%        $ 13.67                 5,347
EQ/BlackRock International Value........     Class B 1.60%        $ 13.59                 2,472
EQ/BlackRock International Value........     Class B 1.65%        $ 10.87                 8,942
EQ/BlackRock International Value........     Class B 1.70%        $ 13.43                 1,000
EQ/BlackRock International Value........     Class B 1.80%        $ 13.27                    47
EQ/BlackRock International Value........     Class B 1.90%        $ 13.11                     7
EQ/Boston Advisors Equity Income........     Class B 0.50%        $  5.05                    --
EQ/Boston Advisors Equity Income........     Class B 0.95%        $  4.82                     1
EQ/Boston Advisors Equity Income........     Class B 1.20%        $  4.70                 1,732
EQ/Boston Advisors Equity Income........     Class B 1.25%        $  4.68                 5,451
EQ/Boston Advisors Equity Income........     Class B 1.30%        $  1.90                 8,373
EQ/Boston Advisors Equity Income........     Class B 1.35%        $  4.63                   413
EQ/Boston Advisors Equity Income........     Class B 1.40%        $  4.61                 2,442
EQ/Boston Advisors Equity Income........     Class B 1.50%        $  4.56                 8,902
EQ/Boston Advisors Equity Income........     Class B 1.55%        $  4.54                 3,897
EQ/Boston Advisors Equity Income........     Class B 1.60%        $  4.51                   613
EQ/Boston Advisors Equity Income........     Class B 1.65%        $  4.49                 6,763
EQ/Boston Advisors Equity Income........     Class B 1.70%        $  4.47                   730
EQ/Boston Advisors Equity Income........     Class B 1.80%        $  4.42                     3
EQ/Boston Advisors Equity Income........     Class B 1.90%        $  4.38                    24
EQ/Calvert Socially Responsible.........     Class B 0.50%        $  5.86                    --
EQ/Calvert Socially Responsible.........     Class B 0.95%        $  5.61                    --
EQ/Calvert Socially Responsible.........     Class B 1.20%        $  5.48                   470
EQ/Calvert Socially Responsible.........     Class B 1.25%        $  7.18                   812
EQ/Calvert Socially Responsible.........     Class B 1.30%        $  7.14                   594
EQ/Calvert Socially Responsible.........     Class B 1.35%        $  5.40                   132
EQ/Calvert Socially Responsible.........     Class B 1.40%        $  5.38                   681
EQ/Calvert Socially Responsible.........     Class B 1.50%        $  7.08                   862
EQ/Calvert Socially Responsible.........     Class B 1.55%        $  5.30                   636
EQ/Calvert Socially Responsible.........     Class B 1.60%        $  5.28                   206
EQ/Calvert Socially Responsible.........     Class B 1.65%        $  7.03                   994
EQ/Calvert Socially Responsible.........     Class B 1.70%        $  5.23                   286
EQ/Calvert Socially Responsible.........     Class B 1.80%        $  5.18                     1
EQ/Calvert Socially Responsible.........     Class B 1.90%        $  5.13                    --
EQ/Capital Guardian Growth..............     Class B 0.50%        $  8.87                    --
EQ/Capital Guardian Growth..............     Class B 0.95%        $  8.41                     3
EQ/Capital Guardian Growth..............     Class B 1.20%        $  8.16                 1,900
EQ/Capital Guardian Growth..............     Class B 1.25%        $  7.33                 3,851
EQ/Capital Guardian Growth..............     Class B 1.30%        $  7.28                 3,633
EQ/Capital Guardian Growth..............     Class B 1.35%        $  8.02                 4,337
EQ/Capital Guardian Growth..............     Class B 1.40%        $  7.97                 1,933
EQ/Capital Guardian Growth..............     Class B 1.50%        $  7.23                 2,693
EQ/Capital Guardian Growth..............     Class B 1.55%        $  7.83                 3,107
EQ/Capital Guardian Growth..............     Class B 1.60%        $  7.79                 1,689
EQ/Capital Guardian Growth..............     Class B 1.65%        $  7.17                10,512
EQ/Capital Guardian Growth..............     Class B 1.70%        $  7.70                 1,426
EQ/Capital Guardian Growth..............     Class B 1.80%        $  7.60                    10
EQ/Capital Guardian Growth..............     Class B 1.90%        $  7.51                     8
EQ/Capital Guardian Research............     Class B 0.50%        $  8.48                    --
EQ/Capital Guardian Research............     Class B 0.95%        $  8.12                    56
EQ/Capital Guardian Research............     Class B 1.20%        $  7.92                12,691
EQ/Capital Guardian Research............     Class B 1.25%        $  8.15                11,194
EQ/Capital Guardian Research............     Class B 1.30%        $  8.11                 2,728

                                     FSA-19

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                             Contract charges     Unit Value     Units Outstanding (000s)
                                            ------------------   ------------   -------------------------
EQ/Capital Guardian Research.............     Class B 1.35%        $  7.80                 8,941
EQ/Capital Guardian Research.............     Class B 1.40%        $  7.76                13,802
EQ/Capital Guardian Research.............     Class B 1.50%        $  8.04                 9,561
EQ/Capital Guardian Research.............     Class B 1.55%        $  7.65                 6,117
EQ/Capital Guardian Research.............     Class B 1.60%        $  7.61                13,273
EQ/Capital Guardian Research.............     Class B 1.65%        $  7.97                15,308
EQ/Capital Guardian Research.............     Class B 1.70%        $  7.54                 2,528
EQ/Capital Guardian Research.............     Class B 1.80%        $  7.47                    77
EQ/Capital Guardian Research.............     Class B 1.90%        $  7.39                    11
EQ/Caywood-Scholl High Yield Bond........     Class B 0.50%        $  9.25                    --
EQ/Caywood-Scholl High Yield Bond........     Class B 0.95%        $  9.10                    --
EQ/Caywood-Scholl High Yield Bond........     Class B 1.20%        $  9.01                   404
EQ/Caywood-Scholl High Yield Bond........     Class B 1.25%        $  9.00                 2,356
EQ/Caywood-Scholl High Yield Bond........     Class B 1.30%        $  2.71                 5,267
EQ/Caywood-Scholl High Yield Bond........     Class B 1.35%        $  8.96                    84
EQ/Caywood-Scholl High Yield Bond........     Class B 1.40%        $  8.95                   758
EQ/Caywood-Scholl High Yield Bond........     Class B 1.50%        $  8.91                 3,181
EQ/Caywood-Scholl High Yield Bond........     Class B 1.55%        $  8.90                 2,019
EQ/Caywood-Scholl High Yield Bond........     Class B 1.60%        $  8.88                   240
EQ/Caywood-Scholl High Yield Bond........     Class B 1.65%        $  8.86                 2,932
EQ/Caywood-Scholl High Yield Bond........     Class B 1.70%        $  8.85                 1,204
EQ/Caywood-Scholl High Yield Bond........     Class B 1.80%        $  8.81                    --
EQ/Caywood-Scholl High Yield Bond........     Class B 1.90%        $  8.78                    --
EQ/Davis New York Venture................     Class B 0.50%        $  6.79                    --
EQ/Davis New York Venture................     Class B 0.95%        $  6.72                    --
EQ/Davis New York Venture................     Class B 1.20%        $  6.68                 1,290
EQ/Davis New York Venture................     Class B 1.25%        $  6.67                 2,935
EQ/Davis New York Venture................     Class B 1.30%        $  6.67                 7,157
EQ/Davis New York Venture................     Class B 1.35%        $  6.66                   374
EQ/Davis New York Venture................     Class B 1.40%        $  6.65                 1,678
EQ/Davis New York Venture................     Class B 1.50%        $  6.63                 3,524
EQ/Davis New York Venture................     Class B 1.55%        $  6.63                 5,304
EQ/Davis New York Venture................     Class B 1.60%        $  6.62                   780
EQ/Davis New York Venture................     Class B 1.65%        $  6.61                12,038
EQ/Davis New York Venture................     Class B 1.70%        $  6.60                 1,517
EQ/Davis New York Venture................     Class B 1.80%        $  6.59                    --
EQ/Davis New York Venture................     Class B 1.90%        $  6.57                    --
EQ/Equity 500 Index......................     Class B 0.50%        $ 21.79                    --
EQ/Equity 500 Index......................     Class B 0.95%        $ 20.37                     9
EQ/Equity 500 Index......................     Class B 1.20%        $ 19.62                 5,596
EQ/Equity 500 Index......................     Class B 1.25%        $  8.82                10,559
EQ/Equity 500 Index......................     Class B 1.30%        $  8.75                 4,505
EQ/Equity 500 Index......................     Class B 1.35%        $ 19.19                 3,764
EQ/Equity 500 Index......................     Class B 1.40%        $ 19.04                 7,882
EQ/Equity 500 Index......................     Class B 1.50%        $  8.70                15,202
EQ/Equity 500 Index......................     Class B 1.55%        $ 18.62                 4,288
EQ/Equity 500 Index......................     Class B 1.60%        $ 18.48                 5,011
EQ/Equity 500 Index......................     Class B 1.65%        $  8.63                13,591
EQ/Equity 500 Index......................     Class B 1.70%        $ 18.20                 1,308
EQ/Equity 500 Index......................     Class B 1.80%        $ 17.93                   114
EQ/Equity 500 Index......................     Class B 1.90%        $ 17.66                    12
EQ/Evergreen International Bond..........     Class B 0.50%        $ 11.58                    --
EQ/Evergreen International Bond..........     Class B 0.95%        $ 11.42                    --
EQ/Evergreen International Bond..........     Class B 1.20%        $ 11.32                 1,734
EQ/Evergreen International Bond..........     Class B 1.25%        $ 11.30                 3,500
EQ/Evergreen International Bond..........     Class B 1.30%        $ 11.29                 4,266

                                     FSA-20

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                   Contract charges     Unit Value     Units Outstanding (000s)
                                                  ------------------   ------------   -------------------------
EQ/Evergreen International Bond................     Class B 1.35%        $ 11.34                   499
EQ/Evergreen International Bond................     Class B 1.40%        $ 11.25                 3,380
EQ/Evergreen International Bond................     Class B 1.50%        $ 11.21                 7,003
EQ/Evergreen International Bond................     Class B 1.55%        $ 11.19                 5,387
EQ/Evergreen International Bond................     Class B 1.60%        $ 11.17                 1,062
EQ/Evergreen International Bond................     Class B 1.65%        $ 11.16                 8,932
EQ/Evergreen International Bond................     Class B 1.70%        $ 11.14                 1,063
EQ/Evergreen International Bond................     Class B 1.80%        $ 11.10                    --
EQ/Evergreen International Bond................     Class B 1.90%        $ 11.06                     2
EQ/Evergreen Omega.............................     Class B 0.50%        $  7.62                    --
EQ/Evergreen Omega.............................     Class B 0.95%        $  7.29                    --
EQ/Evergreen Omega.............................     Class B 1.20%        $  7.10                 1,933
EQ/Evergreen Omega.............................     Class B 1.25%        $  9.54                 2,079
EQ/Evergreen Omega.............................     Class B 1.30%        $  9.49                   807
EQ/Evergreen Omega.............................     Class B 1.35%        $  7.00                   309
EQ/Evergreen Omega.............................     Class B 1.40%        $  6.96                 2,596
EQ/Evergreen Omega.............................     Class B 1.50%        $  9.41                 2,152
EQ/Evergreen Omega.............................     Class B 1.55%        $  6.86                 1,482
EQ/Evergreen Omega.............................     Class B 1.60%        $  6.82                 1,192
EQ/Evergreen Omega.............................     Class B 1.65%        $  9.34                 2,848
EQ/Evergreen Omega.............................     Class B 1.70%        $  6.75                   353
EQ/Evergreen Omega.............................     Class B 1.80%        $  6.68                    --
EQ/Evergreen Omega.............................     Class B 1.90%        $  6.62                     2
EQ/Franklin Income.............................     Class B 0.50%        $  7.20                    --
EQ/Franklin Income.............................     Class B 0.95%        $  7.13                    15
EQ/Franklin Income.............................     Class B 1.20%        $  7.09                 2,264
EQ/Franklin Income.............................     Class B 1.25%        $  7.08                 5,337
EQ/Franklin Income.............................     Class B 1.30%        $  7.07                 8,899
EQ/Franklin Income.............................     Class B 1.35%        $  7.06                   474
EQ/Franklin Income.............................     Class B 1.40%        $  7.05                 3,118
EQ/Franklin Income.............................     Class B 1.50%        $  7.04                 6,862
EQ/Franklin Income.............................     Class B 1.55%        $  7.03                 8,326
EQ/Franklin Income.............................     Class B 1.60%        $  7.02                 1,489
EQ/Franklin Income.............................     Class B 1.65%        $  7.01                22,020
EQ/Franklin Income.............................     Class B 1.70%        $  7.01                 1,649
EQ/Franklin Income.............................     Class B 1.80%        $  6.99                    10
EQ/Franklin Income.............................     Class B 1.90%        $  6.97                    --
EQ/Franklin Small Cap Value....................     Class B 0.50%        $  6.54                    --
EQ/Franklin Small Cap Value....................     Class B 0.95%        $  6.47                    --
EQ/Franklin Small Cap Value....................     Class B 1.20%        $  6.43                   431
EQ/Franklin Small Cap Value....................     Class B 1.25%        $  6.42                   759
EQ/Franklin Small Cap Value....................     Class B 1.30%        $  6.42                 2,521
EQ/Franklin Small Cap Value....................     Class B 1.35%        $  6.41                   170
EQ/Franklin Small Cap Value....................     Class B 1.40%        $  6.40                   643
EQ/Franklin Small Cap Value....................     Class B 1.50%        $  6.39                 1,089
EQ/Franklin Small Cap Value....................     Class B 1.55%        $  6.38                 1,829
EQ/Franklin Small Cap Value....................     Class B 1.60%        $  6.37                   250
EQ/Franklin Small Cap Value....................     Class B 1.65%        $  6.36                 3,589
EQ/Franklin Small Cap Value....................     Class B 1.70%        $  6.36                   377
EQ/Franklin Small Cap Value....................     Class B 1.80%        $  6.34                    --
EQ/Franklin Small Cap Value....................     Class B 1.90%        $  6.33                    --
EQ/Franklin Templeton Founding Strategy........     Class B 0.50%        $  6.01                    --
EQ/Franklin Templeton Founding Strategy........     Class B 0.95%        $  5.96                    --
EQ/Franklin Templeton Founding Strategy........     Class B 1.15%        $  5.94                   481
EQ/Franklin Templeton Founding Strategy........     Class B 1.20%        $  5.94                   757
EQ/Franklin Templeton Founding Strategy........     Class B 1.25%        $  5.93                 3,488

                                     FSA-21

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                   Contract charges     Unit Value     Units Outstanding (000s)
                                                  ------------------   ------------   -------------------------
EQ/Franklin Templeton Founding Strategy........     Class B 1.30%        $  5.93                48,476
EQ/Franklin Templeton Founding Strategy........     Class B 1.35%        $  5.92                   619
EQ/Franklin Templeton Founding Strategy........     Class B 1.40%        $  5.92                 2,076
EQ/Franklin Templeton Founding Strategy........     Class B 1.50%        $  5.91                 4,748
EQ/Franklin Templeton Founding Strategy........     Class B 1.55%        $  5.90                27,745
EQ/Franklin Templeton Founding Strategy........     Class B 1.60%        $  5.90                 1,164
EQ/Franklin Templeton Founding Strategy........     Class B 1.65%        $  5.90                73,834
EQ/Franklin Templeton Founding Strategy........     Class B 1.70%        $  5.89                 5,195
EQ/Franklin Templeton Founding Strategy........     Class B 1.80%        $  5.88                    --
EQ/Franklin Templeton Founding Strategy........     Class B 1.90%        $  5.87                    --
EQ/GAMCO Mergers and Acquisitions..............     Class B 0.50%        $ 10.41                    --
EQ/GAMCO Mergers and Acquisitions..............     Class B 0.95%        $ 10.23                    --
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.20%        $ 10.14                   307
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.25%        $ 10.12                 1,492
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.30%        $  9.92                 1,668
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.35%        $ 10.08                    66
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.40%        $ 10.07                   810
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.50%        $ 10.03                 2,068
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.55%        $ 10.01                 1,577
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.60%        $  9.99                   171
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.65%        $  9.97                 2,617
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.70%        $  9.95                   305
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.80%        $  9.92                    --
EQ/GAMCO Mergers and Acquisitions..............     Class B 1.90%        $  9.88                    --
EQ/GAMCO Small Company Value...................     Class B 0.50%        $ 24.17                    --
EQ/GAMCO Small Company Value...................     Class B 0.95%        $ 22.03                    --
EQ/GAMCO Small Company Value...................     Class B 1.20%        $ 20.92                   932
EQ/GAMCO Small Company Value...................     Class B 1.25%        $ 20.70                 2,324
EQ/GAMCO Small Company Value...................     Class B 1.30%        $ 31.77                 1,862
EQ/GAMCO Small Company Value...................     Class B 1.35%        $ 20.28                   295
EQ/GAMCO Small Company Value...................     Class B 1.40%        $ 20.07                 1,365
EQ/GAMCO Small Company Value...................     Class B 1.50%        $ 19.66                 3,794
EQ/GAMCO Small Company Value...................     Class B 1.55%        $ 19.46                 3,270
EQ/GAMCO Small Company Value...................     Class B 1.60%        $ 19.26                   302
EQ/GAMCO Small Company Value...................     Class B 1.65%        $ 19.06                 4,032
EQ/GAMCO Small Company Value...................     Class B 1.70%        $ 18.86                   610
EQ/GAMCO Small Company Value...................     Class B 1.80%        $ 18.47                     1
EQ/GAMCO Small Company Value...................     Class B 1.90%        $ 18.09                     7
EQ/International Core PLUS.....................     Class B 0.50%        $  9.76                    --
EQ/International Core PLUS.....................     Class B 0.95%        $  9.34                    39
EQ/International Core PLUS.....................     Class B 1.20%        $  9.11                 5,199
EQ/International Core PLUS.....................     Class B 1.25%        $ 10.59                 7,012
EQ/International Core PLUS.....................     Class B 1.30%        $ 10.54                 3,339
EQ/International Core PLUS.....................     Class B 1.35%        $  8.98                 1,946
EQ/International Core PLUS.....................     Class B 1.40%        $  8.94                 6,917
EQ/International Core PLUS.....................     Class B 1.50%        $ 10.45                 7,172
EQ/International Core PLUS.....................     Class B 1.55%        $  8.81                 4,686
EQ/International Core PLUS.....................     Class B 1.60%        $  8.76                 5,817
EQ/International Core PLUS.....................     Class B 1.65%        $ 10.36                12,557
EQ/International Core PLUS.....................     Class B 1.70%        $  8.68                 2,341
EQ/International Core PLUS.....................     Class B 1.80%        $  8.59                    20
EQ/International Core PLUS.....................     Class B 1.90%        $  8.51                     5
EQ/International Growth........................     Class B 0.50%        $  9.93                    --
EQ/International Growth........................     Class B 0.95%        $  9.77                    --
EQ/International Growth........................     Class B 1.20%        $  9.68                   688
EQ/International Growth........................     Class B 1.25%        $  9.66                 1,783

                                     FSA-22

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                           Contract charges     Unit Value     Units Outstanding (000s)
                                          ------------------   ------------   -------------------------
EQ/International Growth................     Class B 1.30%        $  4.28                 5,559
EQ/International Growth................     Class B 1.35%        $  9.63                   191
EQ/International Growth................     Class B 1.40%        $  9.61                 1,045
EQ/International Growth................     Class B 1.50%        $  9.57                 2,667
EQ/International Growth................     Class B 1.55%        $  9.55                 2,704
EQ/International Growth................     Class B 1.60%        $  9.54                   378
EQ/International Growth................     Class B 1.65%        $  9.52                 4,806
EQ/International Growth................     Class B 1.70%        $  9.50                   796
EQ/International Growth................     Class B 1.80%        $  9.47                    14
EQ/International Growth................     Class B 1.90%        $  9.43                    --
EQ/JPMorgan Core Bond..................     Class B 0.50%        $ 14.39                    --
EQ/JPMorgan Core Bond..................     Class B 0.95%        $ 13.69                    18
EQ/JPMorgan Core Bond..................     Class B 1.20%        $ 13.31                 7,625
EQ/JPMorgan Core Bond..................     Class B 1.25%        $  9.97                10,724
EQ/JPMorgan Core Bond..................     Class B 1.30%        $  9.91                 3,840
EQ/JPMorgan Core Bond..................     Class B 1.35%        $ 13.09                 4,114
EQ/JPMorgan Core Bond..................     Class B 1.40%        $ 13.02                11,027
EQ/JPMorgan Core Bond..................     Class B 1.50%        $  9.83                13,785
EQ/JPMorgan Core Bond..................     Class B 1.55%        $ 12.80                 6,813
EQ/JPMorgan Core Bond..................     Class B 1.60%        $ 12.73                 7,829
EQ/JPMorgan Core Bond..................     Class B 1.65%        $  9.76                13,286
EQ/JPMorgan Core Bond..................     Class B 1.70%        $ 12.59                 1,216
EQ/JPMorgan Core Bond..................     Class B 1.80%        $ 12.45                   113
EQ/JPMorgan Core Bond..................     Class B 1.90%        $ 12.31                    23
EQ/JPMorgan Value Opportunities........     Class B 0.50%        $ 10.28                    --
EQ/JPMorgan Value Opportunities........     Class B 0.95%        $  9.75                     4
EQ/JPMorgan Value Opportunities........     Class B 1.20%        $  9.47                 2,221
EQ/JPMorgan Value Opportunities........     Class B 1.25%        $  8.51                 1,391
EQ/JPMorgan Value Opportunities........     Class B 1.30%        $  8.46                   893
EQ/JPMorgan Value Opportunities........     Class B 1.35%        $  9.30                 6,572
EQ/JPMorgan Value Opportunities........     Class B 1.40%        $  9.25                 2,899
EQ/JPMorgan Value Opportunities........     Class B 1.50%        $  8.40                 1,477
EQ/JPMorgan Value Opportunities........     Class B 1.55%        $  9.09                 2,921
EQ/JPMorgan Value Opportunities........     Class B 1.60%        $  9.03                 2,578
EQ/JPMorgan Value Opportunities........     Class B 1.65%        $  8.33                 2,028
EQ/JPMorgan Value Opportunities........     Class B 1.70%        $  8.93                   280
EQ/JPMorgan Value Opportunities........     Class B 1.80%        $  8.82                    43
EQ/JPMorgan Value Opportunities........     Class B 1.90%        $  8.72                    15
EQ/Large Cap Core PLUS.................     Class B 0.50%        $  7.29                    --
EQ/Large Cap Core PLUS.................     Class B 0.95%        $  6.97                     3
EQ/Large Cap Core PLUS.................     Class B 1.20%        $  6.80                 2,449
EQ/Large Cap Core PLUS.................     Class B 1.25%        $  8.71                   913
EQ/Large Cap Core PLUS.................     Class B 1.30%        $  8.67                   365
EQ/Large Cap Core PLUS.................     Class B 1.35%        $  6.69                 1,960
EQ/Large Cap Core PLUS.................     Class B 1.40%        $  6.66                 2,917
EQ/Large Cap Core PLUS.................     Class B 1.50%        $  8.60                 1,160
EQ/Large Cap Core PLUS.................     Class B 1.55%        $  6.56                 2,845
EQ/Large Cap Core PLUS.................     Class B 1.60%        $  6.53                 4,012
EQ/Large Cap Core PLUS.................     Class B 1.65%        $  8.53                 1,341
EQ/Large Cap Core PLUS.................     Class B 1.70%        $  6.46                   389
EQ/Large Cap Core PLUS.................     Class B 1.80%        $  6.39                    35
EQ/Large Cap Core PLUS.................     Class B 1.90%        $  6.33                     2
EQ/Large Cap Growth Index..............     Class B 0.50%        $  5.37                    --
EQ/Large Cap Growth Index..............     Class B 0.95%        $  5.14                    32
EQ/Large Cap Growth Index..............     Class B 1.20%        $  5.02                 3,977
EQ/Large Cap Growth Index..............     Class B 1.25%        $  8.75                 2,387

                                     FSA-23

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                     Contract charges     Unit Value     Units Outstanding (000s)
                                    ------------------   ------------   -------------------------
EQ/Large Cap Growth Index........     Class B 1.30%        $  8.71                 1,472
EQ/Large Cap Growth Index........     Class B 1.35%        $  4.94                 4,108
EQ/Large Cap Growth Index........     Class B 1.40%        $  4.92                 6,340
EQ/Large Cap Growth Index........     Class B 1.50%        $  8.63                 3,017
EQ/Large Cap Growth Index........     Class B 1.55%        $  4.85                 7,722
EQ/Large Cap Growth Index........     Class B 1.60%        $  4.82                 7,705
EQ/Large Cap Growth Index........     Class B 1.65%        $  8.57                 4,045
EQ/Large Cap Growth Index........     Class B 1.70%        $  4.78                 1,004
EQ/Large Cap Growth Index........     Class B 1.80%        $  4.73                    56
EQ/Large Cap Growth Index........     Class B 1.90%        $  4.68                    57
EQ/Large Cap Growth PLUS.........     Class B 0.50%        $ 11.59                    --
EQ/Large Cap Growth PLUS.........     Class B 0.95%        $ 10.99                    18
EQ/Large Cap Growth PLUS.........     Class B 1.20%        $ 10.67                 1,206
EQ/Large Cap Growth PLUS.........     Class B 1.25%        $  9.10                 1,751
EQ/Large Cap Growth PLUS.........     Class B 1.30%        $  9.04                 1,333
EQ/Large Cap Growth PLUS.........     Class B 1.35%        $ 10.49                 3,436
EQ/Large Cap Growth PLUS.........     Class B 1.40%        $ 10.42                 1,733
EQ/Large Cap Growth PLUS.........     Class B 1.50%        $  8.97                 2,695
EQ/Large Cap Growth PLUS.........     Class B 1.55%        $ 10.24                 2,719
EQ/Large Cap Growth PLUS.........     Class B 1.60%        $ 10.18                 2,095
EQ/Large Cap Growth PLUS.........     Class B 1.65%        $  8.90                 2,429
EQ/Large Cap Growth PLUS.........     Class B 1.70%        $ 10.06                   298
EQ/Large Cap Growth PLUS.........     Class B 1.80%        $  9.94                     5
EQ/Large Cap Growth PLUS.........     Class B 1.90%        $  9.82                     1
EQ/Large Cap Value Index.........     Class B 0.50%        $  4.57                    --
EQ/Large Cap Value Index.........     Class B 0.95%        $  4.50                    --
EQ/Large Cap Value Index.........     Class B 1.20%        $  4.47                   320
EQ/Large Cap Value Index.........     Class B 1.25%        $  4.46                 1,968
EQ/Large Cap Value Index.........     Class B 1.30%        $  4.45                 1,673
EQ/Large Cap Value Index.........     Class B 1.35%        $  4.51                   147
EQ/Large Cap Value Index.........     Class B 1.40%        $  4.44                   495
EQ/Large Cap Value Index.........     Class B 1.50%        $  4.42                 2,813
EQ/Large Cap Value Index.........     Class B 1.55%        $  4.42                 1,742
EQ/Large Cap Value Index.........     Class B 1.60%        $  4.41                   306
EQ/Large Cap Value Index.........     Class B 1.65%        $  4.40                 6,687
EQ/Large Cap Value Index.........     Class B 1.70%        $  4.39                   847
EQ/Large Cap Value Index.........     Class B 1.80%        $  4.38                    --
EQ/Large Cap Value Index.........     Class B 1.90%        $  4.36                    --
EQ/Large Cap Value PLUS..........     Class B 0.50%        $ 10.38                    --
EQ/Large Cap Value PLUS..........     Class B 0.95%        $  9.88                    33
EQ/Large Cap Value PLUS..........     Class B 1.20%        $  9.61                14,916
EQ/Large Cap Value PLUS..........     Class B 1.25%        $  8.07                17,011
EQ/Large Cap Value PLUS..........     Class B 1.30%        $  8.03                 5,760
EQ/Large Cap Value PLUS..........     Class B 1.35%        $  9.45                 4,274
EQ/Large Cap Value PLUS..........     Class B 1.40%        $  9.39                22,041
EQ/Large Cap Value PLUS..........     Class B 1.50%        $  7.96                25,055
EQ/Large Cap Value PLUS..........     Class B 1.55%        $  9.24                 8,454
EQ/Large Cap Value PLUS..........     Class B 1.60%        $  9.19                10,639
EQ/Large Cap Value PLUS..........     Class B 1.65%        $  7.90                17,618
EQ/Large Cap Value PLUS..........     Class B 1.70%        $  9.09                 2,668
EQ/Large Cap Value PLUS..........     Class B 1.80%        $  8.98                   127
EQ/Large Cap Value PLUS..........     Class B 1.90%        $  8.88                    36
EQ/Long Term Bond................     Class B 0.50%        $ 11.37                    --
EQ/Long Term Bond................     Class B 0.95%        $ 11.19                    --
EQ/Long Term Bond................     Class B 1.20%        $ 11.08                   900
EQ/Long Term Bond................     Class B 1.25%        $ 11.06                 2,362

                                     FSA-24

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                            Contract charges     Unit Value     Units Outstanding (000s)
                                           ------------------   ------------   -------------------------
EQ/Long Term Bond.......................     Class B 1.30%        $  8.43                 2,692
EQ/Long Term Bond.......................     Class B 1.35%        $ 11.02                   203
EQ/Long Term Bond.......................     Class B 1.40%        $ 11.00                   652
EQ/Long Term Bond.......................     Class B 1.50%        $ 10.96                 2,588
EQ/Long Term Bond.......................     Class B 1.55%        $ 10.94                 1,241
EQ/Long Term Bond.......................     Class B 1.60%        $ 10.92                   276
EQ/Long Term Bond.......................     Class B 1.65%        $ 10.90                 1,905
EQ/Long Term Bond.......................     Class B 1.70%        $ 10.88                   237
EQ/Long Term Bond.......................     Class B 1.80%        $ 10.84                    --
EQ/Long Term Bond.......................     Class B 1.90%        $ 10.80                    --
EQ/Lord Abbett Growth and Income........     Class B 0.50%        $  8.08                    --
EQ/Lord Abbett Growth and Income........     Class B 0.95%        $  7.94                    --
EQ/Lord Abbett Growth and Income........     Class B 1.20%        $  7.87                   322
EQ/Lord Abbett Growth and Income........     Class B 1.25%        $  7.86                 1,713
EQ/Lord Abbett Growth and Income........     Class B 1.30%        $  7.87                 1,289
EQ/Lord Abbett Growth and Income........     Class B 1.35%        $  7.83                   211
EQ/Lord Abbett Growth and Income........     Class B 1.40%        $  7.81                   531
EQ/Lord Abbett Growth and Income........     Class B 1.50%        $  7.78                 2,006
EQ/Lord Abbett Growth and Income........     Class B 1.55%        $  7.77                 1,303
EQ/Lord Abbett Growth and Income........     Class B 1.60%        $  7.76                   323
EQ/Lord Abbett Growth and Income........     Class B 1.65%        $  7.74                 3,958
EQ/Lord Abbett Growth and Income........     Class B 1.70%        $  7.73                   351
EQ/Lord Abbett Growth and Income........     Class B 1.80%        $  7.70                    --
EQ/Lord Abbett Growth and Income........     Class B 1.90%        $  7.67                    --
EQ/Lord Abbett Large Cap Core...........     Class B 0.50%        $  9.01                    --
EQ/Lord Abbett Large Cap Core...........     Class B 0.95%        $  8.86                    --
EQ/Lord Abbett Large Cap Core...........     Class B 1.20%        $  8.78                   357
EQ/Lord Abbett Large Cap Core...........     Class B 1.25%        $  8.76                 1,147
EQ/Lord Abbett Large Cap Core...........     Class B 1.30%        $  8.81                 1,142
EQ/Lord Abbett Large Cap Core...........     Class B 1.35%        $  8.73                   202
EQ/Lord Abbett Large Cap Core...........     Class B 1.40%        $  8.71                   781
EQ/Lord Abbett Large Cap Core...........     Class B 1.50%        $  8.68                 1,630
EQ/Lord Abbett Large Cap Core...........     Class B 1.55%        $  8.66                 1,080
EQ/Lord Abbett Large Cap Core...........     Class B 1.60%        $  8.65                   207
EQ/Lord Abbett Large Cap Core...........     Class B 1.65%        $  8.63                 2,823
EQ/Lord Abbett Large Cap Core...........     Class B 1.70%        $  8.62                   425
EQ/Lord Abbett Large Cap Core...........     Class B 1.80%        $  8.58                    --
EQ/Lord Abbett Large Cap Core...........     Class B 1.90%        $  8.55                    --
EQ/Lord Abbett Mid Cap Value............     Class B 0.50%        $  7.62                    --
EQ/Lord Abbett Mid Cap Value............     Class B 0.95%        $  7.50                    --
EQ/Lord Abbett Mid Cap Value............     Class B 1.20%        $  7.43                   649
EQ/Lord Abbett Mid Cap Value............     Class B 1.25%        $  7.41                 3,815
EQ/Lord Abbett Mid Cap Value............     Class B 1.30%        $  7.47                 3,432
EQ/Lord Abbett Mid Cap Value............     Class B 1.35%        $  7.39                   197
EQ/Lord Abbett Mid Cap Value............     Class B 1.40%        $  7.37                 1,060
EQ/Lord Abbett Mid Cap Value............     Class B 1.50%        $  7.35                 4,221
EQ/Lord Abbett Mid Cap Value............     Class B 1.55%        $  7.33                 2,698
EQ/Lord Abbett Mid Cap Value............     Class B 1.60%        $  7.32                   354
EQ/Lord Abbett Mid Cap Value............     Class B 1.65%        $  7.30                 8,482
EQ/Lord Abbett Mid Cap Value............     Class B 1.70%        $  7.29                   922
EQ/Lord Abbett Mid Cap Value............     Class B 1.80%        $  7.26                    --
EQ/Lord Abbett Mid Cap Value............     Class B 1.90%        $  7.24                    --
EQ/Marsico Focus........................     Class B 0.50%        $ 11.60                    --
EQ/Marsico Focus........................     Class B 0.95%        $ 11.22                     6
EQ/Marsico Focus........................     Class B 1.20%        $ 11.01                 9,776
EQ/Marsico Focus........................     Class B 1.25%        $  9.05                16,060

                                     FSA-25

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                 Contract charges     Unit Value     Units Outstanding (000s)
                                ------------------   ------------   -------------------------
EQ/Marsico Focus.............     Class B 1.30%        $  9.02                10,424
EQ/Marsico Focus.............     Class B 1.35%        $ 10.89                 1,313
EQ/Marsico Focus.............     Class B 1.40%        $ 10.85                14,437
EQ/Marsico Focus.............     Class B 1.50%        $  8.93                21,105
EQ/Marsico Focus.............     Class B 1.55%        $ 10.73                 9,050
EQ/Marsico Focus.............     Class B 1.60%        $ 10.69                 5,954
EQ/Marsico Focus.............     Class B 1.65%        $  8.86                27,244
EQ/Marsico Focus.............     Class B 1.70%        $ 10.61                 3,228
EQ/Marsico Focus.............     Class B 1.80%        $ 10.53                    49
EQ/Marsico Focus.............     Class B 1.90%        $ 10.45                     5
EQ/Mid Cap Index.............     Class B 0.50%        $  7.36                    --
EQ/Mid Cap Index.............     Class B 0.95%        $  7.09                    25
EQ/Mid Cap Index.............     Class B 1.20%        $  6.94                 8,228
EQ/Mid Cap Index.............     Class B 1.25%        $  8.03                 8,169
EQ/Mid Cap Index.............     Class B 1.30%        $  8.00                 3,947
EQ/Mid Cap Index.............     Class B 1.35%        $  6.86                 1,046
EQ/Mid Cap Index.............     Class B 1.40%        $  6.83                10,755
EQ/Mid Cap Index.............     Class B 1.50%        $  7.93                11,084
EQ/Mid Cap Index.............     Class B 1.55%        $  6.74                 7,091
EQ/Mid Cap Index.............     Class B 1.60%        $  6.71                 5,117
EQ/Mid Cap Index.............     Class B 1.65%        $  7.86                10,589
EQ/Mid Cap Index.............     Class B 1.70%        $  6.66                 1,863
EQ/Mid Cap Index.............     Class B 1.80%        $  6.60                    28
EQ/Mid Cap Index.............     Class B 1.90%        $  6.54                     4
EQ/Mid Cap Value PLUS........     Class B 0.50%        $ 11.23                    --
EQ/Mid Cap Value PLUS........     Class B 0.95%        $ 10.65                    12
EQ/Mid Cap Value PLUS........     Class B 1.20%        $ 10.34                 5,211
EQ/Mid Cap Value PLUS........     Class B 1.25%        $  9.11                 5,616
EQ/Mid Cap Value PLUS........     Class B 1.30%        $  9.06                 1,612
EQ/Mid Cap Value PLUS........     Class B 1.35%        $ 10.16                   780
EQ/Mid Cap Value PLUS........     Class B 1.40%        $ 10.10                 7,400
EQ/Mid Cap Value PLUS........     Class B 1.50%        $  8.99                 8,252
EQ/Mid Cap Value PLUS........     Class B 1.55%        $  9.92                 3,049
EQ/Mid Cap Value PLUS........     Class B 1.60%        $  9.86                 3,335
EQ/Mid Cap Value PLUS........     Class B 1.65%        $  8.92                 5,726
EQ/Mid Cap Value PLUS........     Class B 1.70%        $  9.74                   902
EQ/Mid Cap Value PLUS........     Class B 1.80%        $  9.63                    32
EQ/Mid Cap Value PLUS........     Class B 1.90%        $  9.52                    13
EQ/Money Market..............     Class B 0.00%        $ 44.43                    14
EQ/Money Market..............     Class B 0.50%        $ 38.72                    --
EQ/Money Market..............     Class B 0.95%        $ 34.19                     5
EQ/Money Market..............     Class B 1.15%        $ 11.33                   195
EQ/Money Market..............     Class B 1.15%        $ 32.35                    24
EQ/Money Market..............     Class B 1.20%        $ 31.90                 2,708
EQ/Money Market..............     Class B 1.25%        $ 10.82                 9,274
EQ/Money Market..............     Class B 1.30%        $ 10.67                 6,707
EQ/Money Market..............     Class B 1.35%        $ 30.60                 2,696
EQ/Money Market..............     Class B 1.40%        $ 30.17                 4,787
EQ/Money Market..............     Class B 1.50%        $ 10.68                20,804
EQ/Money Market..............     Class B 1.55%        $ 28.93                 5,634
EQ/Money Market..............     Class B 1.55%        $ 32.29                 4,286
EQ/Money Market..............     Class B 1.60%        $ 28.54                 4,635
EQ/Money Market..............     Class B 1.65%        $ 10.59                26,885
EQ/Money Market..............     Class B 1.70%        $ 27.75                 1,943
EQ/Money Market..............     Class B 1.70%        $ 32.26                   307
EQ/Money Market..............     Class B 1.80%        $ 26.99                     7
EQ/Money Market..............     Class B 1.90%        $ 26.24                    13

                                     FSA-26

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                  Contract charges     Unit Value     Units Outstanding (000s)
                                                 ------------------   ------------   -------------------------
EQ/Montag & Caldwell Growth...................     Class B 0.50%         $ 4.22                    --
EQ/Montag & Caldwell Growth...................     Class B 0.95%         $ 4.03                     8
EQ/Montag & Caldwell Growth...................     Class B 1.20%         $ 3.93                 1,807
EQ/Montag & Caldwell Growth...................     Class B 1.25%         $ 3.91                 3,564
EQ/Montag & Caldwell Growth...................     Class B 1.30%         $ 1.56                 9,857
EQ/Montag & Caldwell Growth...................     Class B 1.35%         $ 3.87                   617
EQ/Montag & Caldwell Growth...................     Class B 1.40%         $ 3.85                 4,010
EQ/Montag & Caldwell Growth...................     Class B 1.50%         $ 3.81                 6,462
EQ/Montag & Caldwell Growth...................     Class B 1.55%         $ 3.79                 5,847
EQ/Montag & Caldwell Growth...................     Class B 1.60%         $ 3.77                 1,065
EQ/Montag & Caldwell Growth...................     Class B 1.65%         $ 3.76                 8,750
EQ/Montag & Caldwell Growth...................     Class B 1.70%         $ 3.74                 1,560
EQ/Montag & Caldwell Growth...................     Class B 1.80%         $ 3.70                    14
EQ/Montag & Caldwell Growth...................     Class B 1.90%         $ 3.66                    --
EQ/Mutual Shares..............................     Class B 0.50%         $ 6.69                    --
EQ/Mutual Shares..............................     Class B 0.95%         $ 6.62                     4
EQ/Mutual Shares..............................     Class B 1.20%         $ 6.58                   922
EQ/Mutual Shares..............................     Class B 1.25%         $ 6.57                 2,806
EQ/Mutual Shares..............................     Class B 1.30%         $ 6.57                 5,798
EQ/Mutual Shares..............................     Class B 1.35%         $ 6.56                   193
EQ/Mutual Shares..............................     Class B 1.40%         $ 6.55                 1,147
EQ/Mutual Shares..............................     Class B 1.50%         $ 6.53                 2,595
EQ/Mutual Shares..............................     Class B 1.55%         $ 6.53                 3,890
EQ/Mutual Shares..............................     Class B 1.60%         $ 6.52                   499
EQ/Mutual Shares..............................     Class B 1.65%         $ 6.51                11,898
EQ/Mutual Shares..............................     Class B 1.70%         $ 6.50                 1,644
EQ/Mutual Shares..............................     Class B 1.80%         $ 6.49                     2
EQ/Mutual Shares..............................     Class B 1.90%         $ 6.47                    --
EQ/Oppenheimer Global.........................     Class B 0.50%         $ 6.90                    --
EQ/Oppenheimer Global.........................     Class B 0.95%         $ 6.83                    --
EQ/Oppenheimer Global.........................     Class B 1.20%         $ 6.79                   328
EQ/Oppenheimer Global.........................     Class B 1.25%         $ 6.78                 1,127
EQ/Oppenheimer Global.........................     Class B 1.30%         $ 6.77                 2,631
EQ/Oppenheimer Global.........................     Class B 1.35%         $ 6.76                   102
EQ/Oppenheimer Global.........................     Class B 1.40%         $ 6.75                   602
EQ/Oppenheimer Global.........................     Class B 1.50%         $ 6.74                 1,080
EQ/Oppenheimer Global.........................     Class B 1.55%         $ 6.73                 2,347
EQ/Oppenheimer Global.........................     Class B 1.60%         $ 6.72                   230
EQ/Oppenheimer Global.........................     Class B 1.65%         $ 6.71                 4,013
EQ/Oppenheimer Global.........................     Class B 1.70%         $ 6.71                   786
EQ/Oppenheimer Global.........................     Class B 1.80%         $ 6.69                    --
EQ/Oppenheimer Global.........................     Class B 1.90%         $ 6.68                    --
EQ/Oppenheimer Main Street Opportunity........     Class B 0.50%         $ 6.87                    --
EQ/Oppenheimer Main Street Opportunity........     Class B 0.95%         $ 6.79                    --
EQ/Oppenheimer Main Street Opportunity........     Class B 1.20%         $ 6.75                   171
EQ/Oppenheimer Main Street Opportunity........     Class B 1.25%         $ 6.75                   358
EQ/Oppenheimer Main Street Opportunity........     Class B 1.30%         $ 6.74                   683
EQ/Oppenheimer Main Street Opportunity........     Class B 1.35%         $ 6.73                    43
EQ/Oppenheimer Main Street Opportunity........     Class B 1.40%         $ 6.72                   141
EQ/Oppenheimer Main Street Opportunity........     Class B 1.50%         $ 6.71                   516
EQ/Oppenheimer Main Street Opportunity........     Class B 1.55%         $ 6.70                   968
EQ/Oppenheimer Main Street Opportunity........     Class B 1.60%         $ 6.69                    63
EQ/Oppenheimer Main Street Opportunity........     Class B 1.65%         $ 6.68                   969
EQ/Oppenheimer Main Street Opportunity........     Class B 1.70%         $ 6.68                   130
EQ/Oppenheimer Main Street Opportunity........     Class B 1.80%         $ 6.66                     6
EQ/Oppenheimer Main Street Opportunity........     Class B 1.90%         $ 6.64                    --

                                     FSA-27

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                Contract charges     Unit Value     Units Outstanding (000s)
                                               ------------------   ------------   -------------------------
EQ/Oppenheimer Main Street Small Cap........     Class B 0.50%        $  6.68                    --
EQ/Oppenheimer Main Street Small Cap........     Class B 0.95%        $  6.61                    --
EQ/Oppenheimer Main Street Small Cap........     Class B 1.20%        $  6.57                   179
EQ/Oppenheimer Main Street Small Cap........     Class B 1.25%        $  6.57                   575
EQ/Oppenheimer Main Street Small Cap........     Class B 1.30%        $  6.56                 1,533
EQ/Oppenheimer Main Street Small Cap........     Class B 1.35%        $  6.55                    42
EQ/Oppenheimer Main Street Small Cap........     Class B 1.40%        $  6.54                   332
EQ/Oppenheimer Main Street Small Cap........     Class B 1.50%        $  6.53                   717
EQ/Oppenheimer Main Street Small Cap........     Class B 1.55%        $  6.52                 1,367
EQ/Oppenheimer Main Street Small Cap........     Class B 1.60%        $  6.51                   148
EQ/Oppenheimer Main Street Small Cap........     Class B 1.65%        $  6.50                 2,314
EQ/Oppenheimer Main Street Small Cap........     Class B 1.70%        $  6.50                   340
EQ/Oppenheimer Main Street Small Cap........     Class B 1.80%        $  6.48                     3
EQ/Oppenheimer Main Street Small Cap........     Class B 1.90%        $  6.47                    --
EQ/PIMCO Real Return........................     Class B 0.50%        $ 10.57                    --
EQ/PIMCO Real Return........................     Class B 0.95%        $ 10.39                    --
EQ/PIMCO Real Return........................     Class B 1.20%        $ 10.30                 3,734
EQ/PIMCO Real Return........................     Class B 1.25%        $ 10.28                10,323
EQ/PIMCO Real Return........................     Class B 1.30%        $  8.95                 9,821
EQ/PIMCO Real Return........................     Class B 1.35%        $ 10.24                 1,173
EQ/PIMCO Real Return........................     Class B 1.40%        $ 10.22                 7,245
EQ/PIMCO Real Return........................     Class B 1.50%        $ 10.18                16,250
EQ/PIMCO Real Return........................     Class B 1.55%        $ 10.17                11,794
EQ/PIMCO Real Return........................     Class B 1.60%        $ 10.15                 2,800
EQ/PIMCO Real Return........................     Class B 1.65%        $ 10.13                25,636
EQ/PIMCO Real Return........................     Class B 1.70%        $ 10.11                 2,525
EQ/PIMCO Real Return........................     Class B 1.80%        $ 10.07                    20
EQ/PIMCO Real Return........................     Class B 1.90%        $ 10.03                     2
EQ/Quality Bond PLUS........................     Class B 0.50%        $ 17.75                    --
EQ/Quality Bond PLUS........................     Class B 0.95%        $ 16.57                     2
EQ/Quality Bond PLUS........................     Class B 1.20%        $ 15.94                 2,700
EQ/Quality Bond PLUS........................     Class B 1.25%        $ 10.29                 3,340
EQ/Quality Bond PLUS........................     Class B 1.30%        $ 10.21                 1,880
EQ/Quality Bond PLUS........................     Class B 1.35%        $ 15.57                   324
EQ/Quality Bond PLUS........................     Class B 1.40%        $ 15.45                 4,304
EQ/Quality Bond PLUS........................     Class B 1.50%        $ 10.15                 5,828
EQ/Quality Bond PLUS........................     Class B 1.55%        $ 15.10                 1,534
EQ/Quality Bond PLUS........................     Class B 1.60%        $ 14.98                 1,459
EQ/Quality Bond PLUS........................     Class B 1.65%        $ 10.07                 4,558
EQ/Quality Bond PLUS........................     Class B 1.70%        $ 14.75                   502
EQ/Quality Bond PLUS........................     Class B 1.80%        $ 14.53                     4
EQ/Quality Bond PLUS........................     Class B 1.90%        $ 14.30                    31
EQ/Short Duration Bond......................     Class B 0.50%        $ 10.61                    --
EQ/Short Duration Bond......................     Class B 0.95%        $ 10.43                    --
EQ/Short Duration Bond......................     Class B 1.20%        $ 10.34                   478
EQ/Short Duration Bond......................     Class B 1.25%        $ 10.32                 1,426
EQ/Short Duration Bond......................     Class B 1.30%        $  9.93                 1,229
EQ/Short Duration Bond......................     Class B 1.35%        $ 10.28                   304
EQ/Short Duration Bond......................     Class B 1.40%        $ 10.26                 1,221
EQ/Short Duration Bond......................     Class B 1.50%        $ 10.22                 1,587
EQ/Short Duration Bond......................     Class B 1.55%        $ 10.20                 1,549
EQ/Short Duration Bond......................     Class B 1.60%        $ 10.18                   628
EQ/Short Duration Bond......................     Class B 1.65%        $ 10.16                 5,000
EQ/Short Duration Bond......................     Class B 1.70%        $ 10.15                   475
EQ/Short Duration Bond......................     Class B 1.80%        $ 10.11                     5
EQ/Short Duration Bond......................     Class B 1.90%        $ 10.07                     3

                                     FSA-28

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                         Contract charges     Unit Value     Units Outstanding (000s)
                                        ------------------   ------------   -------------------------
EQ/Small Company Index...............     Class B 0.50%        $ 11.85                   --
EQ/Small Company Index...............     Class B 0.95%        $ 11.28                   11
EQ/Small Company Index...............     Class B 1.20%        $ 10.97                2,545
EQ/Small Company Index...............     Class B 1.25%        $  9.41                3,503
EQ/Small Company Index...............     Class B 1.30%        $  9.35                2,215
EQ/Small Company Index...............     Class B 1.35%        $ 10.79                  995
EQ/Small Company Index...............     Class B 1.40%        $ 10.73                4,046
EQ/Small Company Index...............     Class B 1.50%        $  9.28                5,157
EQ/Small Company Index...............     Class B 1.55%        $ 10.55                2,777
EQ/Small Company Index...............     Class B 1.60%        $ 10.49                1,675
EQ/Small Company Index...............     Class B 1.65%        $  9.21                4,820
EQ/Small Company Index...............     Class B 1.70%        $ 10.37                  720
EQ/Small Company Index...............     Class B 1.80%        $ 10.26                    9
EQ/Small Company Index...............     Class B 1.90%        $ 10.14                    4
EQ/T. Rowe Price Growth Stock........     Class B 0.50%        $ 11.86                   --
EQ/T. Rowe Price Growth Stock........     Class B 0.95%        $ 10.81                    4
EQ/T. Rowe Price Growth Stock........     Class B 1.20%        $ 10.27                1,438
EQ/T. Rowe Price Growth Stock........     Class B 1.25%        $ 10.16                1,665
EQ/T. Rowe Price Growth Stock........     Class B 1.30%        $  3.85                2,900
EQ/T. Rowe Price Growth Stock........     Class B 1.35%        $  9.96                  369
EQ/T. Rowe Price Growth Stock........     Class B 1.40%        $  9.85                2,057
EQ/T. Rowe Price Growth Stock........     Class B 1.50%        $  9.65                2,729
EQ/T. Rowe Price Growth Stock........     Class B 1.55%        $  9.55                2,310
EQ/T. Rowe Price Growth Stock........     Class B 1.60%        $  9.45                1,328
EQ/T. Rowe Price Growth Stock........     Class B 1.65%        $  9.36                3,779
EQ/T. Rowe Price Growth Stock........     Class B 1.70%        $  9.26                  421
EQ/T. Rowe Price Growth Stock........     Class B 1.80%        $  9.07                   12
EQ/T. Rowe Price Growth Stock........     Class B 1.90%        $  8.88                   12
EQ/Templeton Growth..................     Class B 0.50%        $  6.45                   --
EQ/Templeton Growth..................     Class B 0.95%        $  6.38                    1
EQ/Templeton Growth..................     Class B 1.20%        $  6.35                  561
EQ/Templeton Growth..................     Class B 1.25%        $  6.34                1,872
EQ/Templeton Growth..................     Class B 1.30%        $  6.33                4,870
EQ/Templeton Growth..................     Class B 1.35%        $  6.32                  189
EQ/Templeton Growth..................     Class B 1.40%        $  6.32                  766
EQ/Templeton Growth..................     Class B 1.50%        $  6.30                1,904
EQ/Templeton Growth..................     Class B 1.55%        $  6.29                3,287
EQ/Templeton Growth..................     Class B 1.60%        $  6.29                  411
EQ/Templeton Growth..................     Class B 1.65%        $  6.28                9,057
EQ/Templeton Growth..................     Class B 1.70%        $  6.27                  848
EQ/Templeton Growth..................     Class B 1.80%        $  6.26                    2
EQ/Templeton Growth..................     Class B 1.90%        $  6.24                   --
EQ/UBS Growth and Income.............     Class B 0.50%        $  4.02                   --
EQ/UBS Growth and Income.............     Class B 0.95%        $  3.84                   --
EQ/UBS Growth and Income.............     Class B 1.20%        $  3.75                  283
EQ/UBS Growth and Income.............     Class B 1.25%        $  3.73                1,764
EQ/UBS Growth and Income.............     Class B 1.30%        $  1.46                2,891
EQ/UBS Growth and Income.............     Class B 1.35%        $  3.69                  108
EQ/UBS Growth and Income.............     Class B 1.40%        $  3.67                  590
EQ/UBS Growth and Income.............     Class B 1.50%        $  3.63                3,589
EQ/UBS Growth and Income.............     Class B 1.55%        $  3.62                2,130
EQ/UBS Growth and Income.............     Class B 1.60%        $  3.60                  145
EQ/UBS Growth and Income.............     Class B 1.65%        $  3.58                3,308
EQ/UBS Growth and Income.............     Class B 1.70%        $  3.56                  153
EQ/UBS Growth and Income.............     Class B 1.80%        $  3.52                   --
EQ/UBS Growth and Income.............     Class B 1.90%        $  3.49                   --

                                     FSA-29

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                                 Contract charges     Unit Value     Units Outstanding (000s)
                                                ------------------   ------------   -------------------------
EQ/Van Kampen Comstock.......................     Class B 0.50%        $  7.36                    --
EQ/Van Kampen Comstock.......................     Class B 0.95%        $  7.24                     1
EQ/Van Kampen Comstock.......................     Class B 1.20%        $  7.17                   493
EQ/Van Kampen Comstock.......................     Class B 1.25%        $  7.16                 4,223
EQ/Van Kampen Comstock.......................     Class B 1.30%        $  7.15                 2,784
EQ/Van Kampen Comstock.......................     Class B 1.35%        $  7.13                   244
EQ/Van Kampen Comstock.......................     Class B 1.40%        $  7.12                   878
EQ/Van Kampen Comstock.......................     Class B 1.50%        $  7.09                 3,571
EQ/Van Kampen Comstock.......................     Class B 1.55%        $  7.08                 2,035
EQ/Van Kampen Comstock.......................     Class B 1.60%        $  7.07                   491
EQ/Van Kampen Comstock.......................     Class B 1.65%        $  7.05                10,821
EQ/Van Kampen Comstock.......................     Class B 1.70%        $  7.04                   545
EQ/Van Kampen Comstock.......................     Class B 1.80%        $  7.01                     2
EQ/Van Kampen Comstock.......................     Class B 1.90%        $  6.99                    --
EQ/Van Kampen Emerging Markets Equity........     Class B 0.50%        $ 12.25                    --
EQ/Van Kampen Emerging Markets Equity........     Class B 0.95%        $ 11.63                    30
EQ/Van Kampen Emerging Markets Equity........     Class B 1.20%        $ 11.30                 3,004
EQ/Van Kampen Emerging Markets Equity........     Class B 1.25%        $ 14.72                 5,840
EQ/Van Kampen Emerging Markets Equity........     Class B 1.30%        $ 14.63                 5,722
EQ/Van Kampen Emerging Markets Equity........     Class B 1.35%        $ 11.11                 1,671
EQ/Van Kampen Emerging Markets Equity........     Class B 1.40%        $ 11.05                 6,223
EQ/Van Kampen Emerging Markets Equity........     Class B 1.50%        $ 14.52                 9,735
EQ/Van Kampen Emerging Markets Equity........     Class B 1.55%        $ 10.86                 8,369
EQ/Van Kampen Emerging Markets Equity........     Class B 1.60%        $ 10.79                 2,396
EQ/Van Kampen Emerging Markets Equity........     Class B 1.65%        $ 14.40                 9,040
EQ/Van Kampen Emerging Markets Equity........     Class B 1.70%        $ 10.67                 1,528
EQ/Van Kampen Emerging Markets Equity........     Class B 1.80%        $ 10.55                    14
EQ/Van Kampen Emerging Markets Equity........     Class B 1.90%        $ 10.43                     2
EQ/Van Kampen Mid Cap Growth.................     Class B 0.50%        $  8.64                    --
EQ/Van Kampen Mid Cap Growth.................     Class B 0.95%        $  8.49                     5
EQ/Van Kampen Mid Cap Growth.................     Class B 1.20%        $  8.42                   971
EQ/Van Kampen Mid Cap Growth.................     Class B 1.25%        $  8.40                 3,245
EQ/Van Kampen Mid Cap Growth.................     Class B 1.30%        $  8.38                 3,390
EQ/Van Kampen Mid Cap Growth.................     Class B 1.35%        $  8.37                   294
EQ/Van Kampen Mid Cap Growth.................     Class B 1.40%        $  8.35                 1,561
EQ/Van Kampen Mid Cap Growth.................     Class B 1.50%        $  8.32                 3,987
EQ/Van Kampen Mid Cap Growth.................     Class B 1.55%        $  8.31                 3,782
EQ/Van Kampen Mid Cap Growth.................     Class B 1.60%        $  8.29                   412
EQ/Van Kampen Mid Cap Growth.................     Class B 1.65%        $  8.28                 6,915
EQ/Van Kampen Mid Cap Growth.................     Class B 1.70%        $  8.26                   695
EQ/Van Kampen Mid Cap Growth.................     Class B 1.80%        $  8.23                    --
EQ/Van Kampen Mid Cap Growth.................     Class B 1.90%        $  8.20                    --
EQ/Van Kampen Real Estate....................     Class B 1.20%        $  5.01                 1,885
EQ/Van Kampen Real Estate....................     Class B 1.25%        $  5.00                 9,478
EQ/Van Kampen Real Estate....................     Class B 1.30%        $  5.00                 6,805
EQ/Van Kampen Real Estate....................     Class B 1.40%        $  4.99                 3,678
EQ/Van Kampen Real Estate....................     Class B 1.50%        $  4.98                14,752
EQ/Van Kampen Real Estate....................     Class B 1.55%        $  4.98                 6,634
EQ/Van Kampen Real Estate....................     Class B 1.60%        $  4.98                   731
EQ/Van Kampen Real Estate....................     Class B 1.65%        $  4.97                13,059
EQ/Van Kampen Real Estate....................     Class B 1.70%        $  4.97                 1,342
Multimanager Aggressive Equity...............     Class B 0.50%        $ 41.97                    --
Multimanager Aggressive Equity...............     Class B 0.95%        $ 37.83                     1
Multimanager Aggressive Equity...............     Class B 1.20%        $ 35.69                   162
Multimanager Aggressive Equity...............     Class B 1.25%        $  7.59                   834
Multimanager Aggressive Equity...............     Class B 1.30%        $  7.50                   529

                                     FSA-30

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                             Contract charges     Unit Value     Units Outstanding (000s)
                                            ------------------   ------------   -------------------------
Multimanager Aggressive Equity...........     Class B 1.35%        $ 34.47                   305
Multimanager Aggressive Equity...........     Class B 1.40%        $ 34.07                   206
Multimanager Aggressive Equity...........     Class B 1.50%        $  7.49                 1,250
Multimanager Aggressive Equity...........     Class B 1.55%        $ 32.90                   210
Multimanager Aggressive Equity...........     Class B 1.60%        $ 32.52                   186
Multimanager Aggressive Equity...........     Class B 1.65%        $  7.43                 1,350
Multimanager Aggressive Equity...........     Class B 1.70%        $ 31.77                    53
Multimanager Aggressive Equity...........     Class B 1.80%        $ 31.04                     1
Multimanager Aggressive Equity...........     Class B 1.90%        $ 30.32                    --
Multimanager Core Bond...................     Class B 0.50%        $ 12.94                    --
Multimanager Core Bond...................     Class B 0.95%        $ 12.54                    --
Multimanager Core Bond...................     Class B 1.20%        $ 12.32                 8,401
Multimanager Core Bond...................     Class B 1.25%        $ 11.41                 6,075
Multimanager Core Bond...................     Class B 1.30%        $ 11.41                 2,680
Multimanager Core Bond...................     Class B 1.35%        $ 12.19                   705
Multimanager Core Bond...................     Class B 1.40%        $ 12.14                13,388
Multimanager Core Bond...................     Class B 1.50%        $ 11.26                 9,154
Multimanager Core Bond...................     Class B 1.55%        $ 12.02                 3,422
Multimanager Core Bond...................     Class B 1.60%        $ 11.97                 4,240
Multimanager Core Bond...................     Class B 1.65%        $ 11.17                11,031
Multimanager Core Bond...................     Class B 1.70%        $ 11.89                 3,511
Multimanager Core Bond...................     Class B 1.80%        $ 11.80                    19
Multimanager Core Bond...................     Class B 1.90%        $ 11.72                     3
Multimanager Health Care.................     Class B 0.50%        $  9.96                    --
Multimanager Health Care.................     Class B 0.95%        $  9.65                    --
Multimanager Health Care.................     Class B 1.20%        $  9.48                 2,706
Multimanager Health Care.................     Class B 1.25%        $ 10.01                 2,953
Multimanager Health Care.................     Class B 1.30%        $  9.97                 1,648
Multimanager Health Care.................     Class B 1.35%        $  9.38                   275
Multimanager Health Care.................     Class B 1.40%        $  9.34                 3,929
Multimanager Health Care.................     Class B 1.50%        $  9.87                 5,011
Multimanager Health Care.................     Class B 1.55%        $  9.25                 2,361
Multimanager Health Care.................     Class B 1.60%        $  9.21                 1,104
Multimanager Health Care.................     Class B 1.65%        $  9.79                 4,575
Multimanager Health Care.................     Class B 1.70%        $  9.15                   429
Multimanager Health Care.................     Class B 1.80%        $  9.08                     9
Multimanager Health Care.................     Class B 1.90%        $  9.02                     1
Multimanager High Yield..................     Class B 0.50%        $ 30.12                    --
Multimanager High Yield..................     Class B 0.95%        $ 27.26                     4
Multimanager High Yield..................     Class B 1.20%        $ 25.79                 2,545
Multimanager High Yield..................     Class B 1.25%        $  9.67                 6,014
Multimanager High Yield..................     Class B 1.30%        $  9.56                 2,102
Multimanager High Yield..................     Class B 1.35%        $ 24.94                 1,227
Multimanager High Yield..................     Class B 1.40%        $ 24.66                 3,858
Multimanager High Yield..................     Class B 1.50%        $  9.54                 9,841
Multimanager High Yield..................     Class B 1.55%        $ 23.85                 1,874
Multimanager High Yield..................     Class B 1.60%        $ 23.59                 2,063
Multimanager High Yield..................     Class B 1.65%        $  9.46                 6,601
Multimanager High Yield..................     Class B 1.70%        $ 23.07                   523
Multimanager High Yield..................     Class B 1.80%        $ 22.56                    11
Multimanager High Yield..................     Class B 1.90%        $ 22.06                     1
Multimanager International Equity........     Class B 0.50%        $ 10.39                    --
Multimanager International Equity........     Class B 0.95%        $ 10.06                    --
Multimanager International Equity........     Class B 1.20%        $  9.89                 2,888
Multimanager International Equity........     Class B 1.25%        $ 10.69                 3,883
Multimanager International Equity........     Class B 1.30%        $ 10.65                 2,606

                                     FSA-31

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                              Contract charges     Unit Value     Units Outstanding (000s)
                                             ------------------   ------------   -------------------------
Multimanager International Equity.........     Class B 1.35%        $  9.78                  528
Multimanager International Equity.........     Class B 1.40%        $  9.75                4,854
Multimanager International Equity.........     Class B 1.50%        $ 10.54                6,101
Multimanager International Equity.........     Class B 1.55%        $  9.64                3,649
Multimanager International Equity.........     Class B 1.60%        $  9.61                1,547
Multimanager International Equity.........     Class B 1.65%        $ 10.46                7,867
Multimanager International Equity.........     Class B 1.70%        $  9.54                  951
Multimanager International Equity.........     Class B 1.80%        $  9.47                    9
Multimanager International Equity.........     Class B 1.90%        $  9.41                    1
Multimanager Large Cap Core Equity........     Class B 0.50%        $  8.09                   --
Multimanager Large Cap Core Equity........     Class B 0.95%        $  7.84                    3
Multimanager Large Cap Core Equity........     Class B 1.20%        $  7.70                1,747
Multimanager Large Cap Core Equity........     Class B 1.25%        $  8.40                  907
Multimanager Large Cap Core Equity........     Class B 1.30%        $  8.36                  507
Multimanager Large Cap Core Equity........     Class B 1.35%        $  7.62                  192
Multimanager Large Cap Core Equity........     Class B 1.40%        $  7.59                2,992
Multimanager Large Cap Core Equity........     Class B 1.50%        $  8.28                1,691
Multimanager Large Cap Core Equity........     Class B 1.55%        $  7.51                  981
Multimanager Large Cap Core Equity........     Class B 1.60%        $  7.48                1,012
Multimanager Large Cap Core Equity........     Class B 1.65%        $  8.22                1,797
Multimanager Large Cap Core Equity........     Class B 1.70%        $  7.43                  447
Multimanager Large Cap Core Equity........     Class B 1.80%        $  7.38                    3
Multimanager Large Cap Core Equity........     Class B 1.90%        $  7.33                   --
Multimanager Large Cap Growth.............     Class B 0.50%        $  6.05                   --
Multimanager Large Cap Growth.............     Class B 0.95%        $  5.86                   --
Multimanager Large Cap Growth.............     Class B 1.20%        $  5.76                3,514
Multimanager Large Cap Growth.............     Class B 1.25%        $  6.86                2,547
Multimanager Large Cap Growth.............     Class B 1.30%        $  6.83                1,190
Multimanager Large Cap Growth.............     Class B 1.35%        $  5.70                  415
Multimanager Large Cap Growth.............     Class B 1.40%        $  5.68                6,433
Multimanager Large Cap Growth.............     Class B 1.50%        $  6.76                3,750
Multimanager Large Cap Growth.............     Class B 1.55%        $  5.62                1,942
Multimanager Large Cap Growth.............     Class B 1.60%        $  5.60                2,508
Multimanager Large Cap Growth.............     Class B 1.65%        $  6.71                3,987
Multimanager Large Cap Growth.............     Class B 1.70%        $  5.56                  840
Multimanager Large Cap Growth.............     Class B 1.80%        $  5.52                   39
Multimanager Large Cap Growth.............     Class B 1.90%        $  5.48                   --
Multimanager Large Cap Value..............     Class B 0.50%        $  9.62                   --
Multimanager Large Cap Value..............     Class B 0.95%        $  9.32                   16
Multimanager Large Cap Value..............     Class B 1.20%        $  9.15                4,173
Multimanager Large Cap Value..............     Class B 1.25%        $  9.87                4,032
Multimanager Large Cap Value..............     Class B 1.30%        $  9.83                2,483
Multimanager Large Cap Value..............     Class B 1.35%        $  9.06                  478
Multimanager Large Cap Value..............     Class B 1.40%        $  9.02                6,385
Multimanager Large Cap Value..............     Class B 1.50%        $  9.73                6,245
Multimanager Large Cap Value..............     Class B 1.55%        $  8.93                3,416
Multimanager Large Cap Value..............     Class B 1.60%        $  8.90                2,480
Multimanager Large Cap Value..............     Class B 1.65%        $  9.65                6,951
Multimanager Large Cap Value..............     Class B 1.70%        $  8.83                  921
Multimanager Large Cap Value..............     Class B 1.80%        $  8.77                   33
Multimanager Large Cap Value..............     Class B 1.90%        $  8.71                   --
Multimanager Mid Cap Growth...............     Class B 0.50%        $  7.13                   --
Multimanager Mid Cap Growth...............     Class B 0.95%        $  6.91                    1
Multimanager Mid Cap Growth...............     Class B 1.20%        $  6.79                4,628
Multimanager Mid Cap Growth...............     Class B 1.25%        $  8.30                2,663
Multimanager Mid Cap Growth...............     Class B 1.30%        $  8.27                1,229

                                     FSA-32

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2008


                                         Contract charges     Unit Value     Units Outstanding (000s)
                                        ------------------   ------------   -------------------------
Multimanager Mid Cap Growth..........     Class B 1.35%        $  6.72                  426
Multimanager Mid Cap Growth..........     Class B 1.40%        $  6.69                7,140
Multimanager Mid Cap Growth..........     Class B 1.50%        $  8.18                4,032
Multimanager Mid Cap Growth..........     Class B 1.55%        $  6.62                1,770
Multimanager Mid Cap Growth..........     Class B 1.60%        $  6.60                2,611
Multimanager Mid Cap Growth..........     Class B 1.65%        $  8.12                4,317
Multimanager Mid Cap Growth..........     Class B 1.70%        $  6.55                  813
Multimanager Mid Cap Growth..........     Class B 1.80%        $  6.50                   11
Multimanager Mid Cap Growth..........     Class B 1.90%        $  6.46                    1
Multimanager Mid Cap Value...........     Class B 0.50%        $  9.22                   --
Multimanager Mid Cap Value...........     Class B 0.95%        $  8.93                    3
Multimanager Mid Cap Value...........     Class B 1.20%        $  8.78                3,405
Multimanager Mid Cap Value...........     Class B 1.25%        $  9.40                2,512
Multimanager Mid Cap Value...........     Class B 1.30%        $  9.36                1,300
Multimanager Mid Cap Value...........     Class B 1.35%        $  8.68                  410
Multimanager Mid Cap Value...........     Class B 1.40%        $  8.65                5,707
Multimanager Mid Cap Value...........     Class B 1.50%        $  9.27                3,935
Multimanager Mid Cap Value...........     Class B 1.55%        $  8.56                1,982
Multimanager Mid Cap Value...........     Class B 1.60%        $  8.53                2,077
Multimanager Mid Cap Value...........     Class B 1.65%        $  9.20                4,175
Multimanager Mid Cap Value...........     Class B 1.70%        $  8.47                  727
Multimanager Mid Cap Value...........     Class B 1.80%        $  8.41                   11
Multimanager Mid Cap Value...........     Class B 1.90%        $  8.35                    1
Multimanager Small Cap Growth........     Class B 0.50%        $  5.60                   --
Multimanager Small Cap Growth........     Class B 0.95%        $  5.35                    1
Multimanager Small Cap Growth........     Class B 1.20%        $  5.21                  728
Multimanager Small Cap Growth........     Class B 1.25%        $  5.19                4,114
Multimanager Small Cap Growth........     Class B 1.30%        $  2.98                4,840
Multimanager Small Cap Growth........     Class B 1.35%        $  5.14                  306
Multimanager Small Cap Growth........     Class B 1.40%        $  5.11                1,483
Multimanager Small Cap Growth........     Class B 1.50%        $  5.06                5,941
Multimanager Small Cap Growth........     Class B 1.55%        $  5.03                3,484
Multimanager Small Cap Growth........     Class B 1.60%        $  5.01                  350
Multimanager Small Cap Growth........     Class B 1.65%        $  4.98                6,845
Multimanager Small Cap Growth........     Class B 1.70%        $  4.95                  687
Multimanager Small Cap Growth........     Class B 1.80%        $  4.90                    1
Multimanager Small Cap Growth........     Class B 1.90%        $  4.85                   --
Multimanager Small Cap Value.........     Class B 0.50%        $ 11.78                   --
Multimanager Small Cap Value.........     Class B 0.95%        $ 11.21                    9
Multimanager Small Cap Value.........     Class B 1.20%        $ 10.90                4,558
Multimanager Small Cap Value.........     Class B 1.25%        $  8.20                6,215
Multimanager Small Cap Value.........     Class B 1.30%        $  8.15                  910
Multimanager Small Cap Value.........     Class B 1.35%        $ 10.72                2,179
Multimanager Small Cap Value.........     Class B 1.40%        $ 10.66                5,936
Multimanager Small Cap Value.........     Class B 1.50%        $  8.09                7,894
Multimanager Small Cap Value.........     Class B 1.55%        $ 10.48                1,879
Multimanager Small Cap Value.........     Class B 1.60%        $ 10.43                3,075
Multimanager Small Cap Value.........     Class B 1.65%        $  8.02                6,403
Multimanager Small Cap Value.........     Class B 1.70%        $ 10.31                  666
Multimanager Small Cap Value.........     Class B 1.80%        $ 10.20                   29
Multimanager Small Cap Value.........     Class B 1.90%        $ 10.08                    6
Multimanager Technology..............     Class B 0.50%        $  6.85                   --
Multimanager Technology..............     Class B 0.95%        $  6.64                   25
Multimanager Technology..............     Class B 1.20%        $  6.52                2,156
Multimanager Technology..............     Class B 1.25%        $  7.60                2,241
Multimanager Technology..............     Class B 1.30%        $  7.57                1,902

                                     FSA-33

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Concluded)

DECEMBER 31, 2008


                                   Contract charges     Unit Value     Units Outstanding (000s)
                                  ------------------   ------------   -------------------------
Multimanager Technology........     Class B 1.35%         $ 6.45                  537
Multimanager Technology........     Class B 1.40%         $ 6.43                4,601
Multimanager Technology........     Class B 1.50%         $ 7.50                5,133
Multimanager Technology........     Class B 1.55%         $ 6.36                4,243
Multimanager Technology........     Class B 1.60%         $ 6.34                2,147
Multimanager Technology........     Class B 1.65%         $ 7.44                4,301
Multimanager Technology........     Class B 1.70%         $ 6.29                  462
Multimanager Technology........     Class B 1.80%         $ 6.25                    8
Multimanager Technology........     Class B 1.90%         $ 6.20                   --

The accompanying notes are an integral part of these financial statements.

                                     FSA-34

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                        AXA Aggressive    AXA Conservative   AXA Conservative-Plus
                                                          Allocation         Allocation            Allocation
                                                     ------------------- ------------------ -----------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................  $     43,475,876     $   60,694,901       $   47,959,378
  Expenses:
    Asset-based charges.............................        39,539,772         13,658,850           18,031,056
                                                      ----------------     --------------       --------------
Net Investment Income (Loss)........................         3,936,104         47,036,051           29,928,322
                                                      ----------------     --------------       --------------
Realized and Unrealized Gain (Loss) on Investments:
  Realized gain (loss) on investments...............       (50,014,957)       (21,365,385)         (25,239,385)
  Realized gain distribution from The Trusts........       181,297,323         13,756,608           32,119,239
                                                      ----------------     --------------       --------------
  Net realized gain (loss)..........................       131,282,366         (7,608,777)           6,879,854
                                                      ----------------     --------------       --------------
  Change in unrealized appreciation (depreciation)
    of investments..................................    (1,449,797,143)      (159,266,295)        (315,384,042)
                                                      ----------------     --------------       --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................    (1,318,514,777)      (166,875,072)        (308,504,188)
                                                      ----------------     --------------       --------------
Net Increase (Decrease) in Net Assets Resulting
  from Operations...................................  $ (1,314,578,673)    $ (119,839,021)      $ (278,575,866)
                                                      ================     ==============       ==============



                                                          AXA Moderate     AXA Moderate-Plus   EQ/AllianceBernstein
                                                           Allocation          Allocation          Common Stock
                                                      ------------------- ------------------- ----------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $    228,580,685    $    225,406,113       $   15,061,103
  Expenses:
    Asset-based charges.............................         83,977,450         142,061,852           13,400,647
                                                       ----------------    ----------------       --------------
Net Investment Income (Loss)........................        144,603,235          83,344,261            1,660,456
                                                       ----------------    ----------------       --------------
Realized and Unrealized Gain (Loss) on Investments:
  Realized gain (loss) on investments...............         (1,977,088)        (46,138,786)          (9,877,898)
  Realized gain distribution from The Trusts........        242,661,895         500,717,492                   --
                                                       ----------------    ----------------       --------------
  Net realized gain (loss)..........................        240,684,807         454,578,706           (9,877,898)
                                                       ----------------    ----------------       --------------
  Change in unrealized appreciation (depreciation)
    of investments..................................     (2,048,184,961)     (4,240,331,255)        (509,119,672)
                                                       ----------------    ----------------       --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (1,807,500,154)     (3,785,752,549)        (518,997,570)
                                                       ----------------    ----------------       --------------
Net Increase (Decrease) in Net Assets Resulting
  from Operations...................................   $ (1,662,896,919)   $ (3,702,408,288)      $ (517,337,114)
                                                       ================    ================       ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-35

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                      EQ/AllianceBernstein
                                                          Intermediate
                                                           Government       EQ/AllianceBernstein   EQ/AllianceBernstein
                                                           Securities           International        Small Cap Growth
                                                     --------------------- ---------------------- ----------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................     $ 12,784,560          $   27,095,257         $           --
  Expenses:
    Asset-based charges.............................        4,962,814              14,618,030              6,084,011
                                                         ------------          --------------         --------------
Net Investment Income (Loss)........................        7,821,746              12,477,227             (6,084,011)
                                                         ------------          --------------         --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............       (1,366,840)              8,071,308             (8,898,837)
    Realized gain distribution from The Trusts......               --              16,908,423                589,575
                                                         ------------          --------------         --------------
  Net realized gain (loss)..........................       (1,366,840)             24,979,731             (8,309,262)
                                                         ------------          --------------         --------------
  Change in unrealized appreciation
    (depreciation) of investments...................        1,364,716            (689,165,353)          (222,476,523)
                                                         ------------          --------------         --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................           (2,124)           (664,185,622)          (230,785,785)
                                                         ------------          --------------         --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................     $  7,819,622          $ (651,708,395)        $ (236,869,796)
                                                         ============          ==============         ==============



                                                           EQ/Ariel          EQ/AXA Rosenberg         EQ/BlackRock
                                                       Appreciation II   Value Long/Short Equity   Basic Value Equity
                                                      ----------------- ------------------------- -------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................    $     454,064         $     256,168         $   11,805,862
  Expenses:
    Asset-based charges.............................          723,965             2,099,814              9,899,013
                                                        -------------         -------------         --------------
Net Investment Income (Loss)........................         (269,901)           (1,843,646)             1,906,849
                                                        -------------         -------------         --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............       (3,904,956)           (3,734,130)           (10,058,990)
    Realized gain distribution from The Trusts......          178,911                    --              3,251,229
                                                        -------------         -------------         --------------
  Net realized gain (loss)..........................       (3,726,045)           (3,734,130)            (6,807,761)
                                                        -------------         -------------         --------------
  Change in unrealized appreciation
    (depreciation) of investments...................      (21,331,726)           (5,980,556)          (305,492,350)
                                                        -------------         -------------         --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................      (25,057,771)           (9,714,686)          (312,300,111)
                                                        -------------         -------------         --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................    $ (25,327,672)        $ (11,558,332)        $ (310,393,262)
                                                        =============         =============         ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-36

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                          EQ/BlackRock      EQ/Boston Advisors        EQ/Calvert
                                                      International Value      Equity Income     Socially Responsible
                                                     --------------------- -------------------- ----------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................    $   18,961,935        $   4,298,665         $     153,020
  Expenses:
    Asset-based charges.............................        12,681,260            2,589,159               749,526
                                                        --------------        -------------         -------------
Net Investment Income (Loss)........................         6,280,675            1,709,506              (596,506)
                                                        --------------        -------------         -------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............            85,152           (7,074,396)           (1,410,399)
    Realized gain distribution from The Trusts......        21,437,617            2,067,390               734,616
                                                        --------------        -------------         -------------
  Net realized gain (loss)..........................        21,522,769           (5,007,006)             (675,783)
                                                        --------------        -------------         -------------
  Change in unrealized appreciation
    (depreciation) of investments...................      (506,344,124)         (66,805,964)          (28,608,826)
                                                        --------------        -------------         -------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................      (484,821,355)         (71,812,970)          (29,284,609)
                                                        --------------        -------------         -------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................    $ (478,540,680)       $ (70,103,464)        $ (29,881,115)
                                                        ==============        =============         =============


                                                          EQ/Capital         EQ/Capital      EQ/Caywood-Scholl
                                                       Guardian Growth   Guardian Research    High Yield Bond
                                                      ----------------- ------------------- -------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $      658,708     $   10,435,729       $  11,366,597
  Expenses:
    Asset-based charges.............................        5,488,589         16,684,762           2,080,066
                                                       --------------     --------------       -------------
Net Investment Income (Loss)........................       (4,829,881)        (6,249,033)          9,286,531
                                                       --------------     --------------       -------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............       (3,137,954)        15,643,765          (7,485,659)
    Realized gain distribution from The Trusts......               --         19,216,412                  --
                                                       --------------     --------------       -------------
  Net realized gain (loss)..........................       (3,137,954)        34,860,177          (7,485,659)
                                                       --------------     --------------       -------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (175,765,854)      (581,110,378)        (33,083,367)
                                                       --------------     --------------       -------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (178,903,808)      (546,250,201)        (40,569,026)
                                                       --------------     --------------       -------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (183,733,689)    $ (552,499,234)      $ (31,282,495)
                                                       ==============     ==============       =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-37

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                          EQ/Davis          EQ/Equity         EQ/Evergreen
                                                      New York Venture      500 Index      International Bond
                                                     ------------------ ----------------- --------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $    1,766,544    $   21,523,400      $   70,881,744
  Expenses:
    Asset-based charges.............................        4,240,760        18,255,723           5,386,252
                                                       --------------    --------------      --------------
Net Investment Income (Loss)........................       (2,474,216)        3,267,677          65,495,492
                                                       --------------    --------------      --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............      (11,064,766)        1,257,345           7,956,127
    Realized gain distribution from The Trusts......               --        12,189,496                  --
                                                       --------------    --------------      --------------
  Net realized gain (loss)..........................      (11,064,766)       13,446,841           7,956,127
                                                       --------------    --------------      --------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (130,689,555)     (588,331,784)        (67,209,876)
                                                       --------------    --------------      --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (141,754,321)     (574,884,943)        (59,253,749)
                                                       --------------    --------------      --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (144,228,537)   $ (571,617,266)     $    6,241,743
                                                       ==============    ==============      ==============



                                                        EQ/Evergreen       EQ/Franklin       EQ/Franklin
                                                            Omega            Income        Small Cap Value
                                                      ---------------- ------------------ ----------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $     884,502     $   34,505,301    $     728,241
  Expenses:
    Asset-based charges.............................       2,171,800          8,165,359        1,010,387
                                                       -------------     --------------    -------------
Net Investment Income (Loss)........................      (1,287,298)        26,339,942         (282,146)
                                                       -------------     --------------    -------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............      (6,872,902)       (25,473,569)      (8,686,880)
    Realized gain distribution from The Trusts......       2,430,624                 --               --
                                                       -------------     --------------    -------------
  Net realized gain (loss)..........................      (4,442,278)       (25,473,569)      (8,686,880)
                                                       -------------     --------------    -------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (45,017,948)      (210,034,118)     (21,900,745)
                                                       -------------     --------------    -------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (49,460,226)      (235,507,687)     (30,587,625)
                                                       -------------     --------------    -------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (50,747,524)    $ (209,167,745)   $ (30,869,771)
                                                       =============     ==============    =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-38

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                          EQ/Franklin         EQ/GAMCO
                                                      Templeton Founding     Mergers and     EQ/GAMCO Small
                                                           Strategy         Acquisitions      Company Value
                                                     -------------------- ---------------- ------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................    $   51,453,841     $     626,961     $    2,731,988
  Expenses:
    Asset-based charges.............................        15,487,283         1,850,488          6,616,581
                                                        --------------     -------------     --------------
Net Investment Income (Loss)........................        35,966,558        (1,223,527)        (3,884,593)
                                                        --------------     -------------     --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............       (26,487,462)       (3,821,896)        (9,622,960)
    Realized gain distribution from The Trusts......             2,080         4,859,572         15,812,497
                                                        --------------     -------------     --------------
  Net realized gain (loss)..........................       (26,485,382)        1,037,676          6,189,537
                                                        --------------     -------------     --------------
  Change in unrealized appreciation
  (depreciation) of investments.....................      (501,379,956)      (20,056,018)      (172,866,113)
                                                        --------------     -------------     --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................      (527,865,338)      (19,018,342)      (166,676,576)
                                                        --------------     -------------     --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................    $ (491,898,780)    $ (20,241,869)    $ (170,561,169)
                                                        ==============     =============     ==============


                                                      EQ/International                          EQ/International
                                                          Core PLUS      EQ/International ETF        Growth
                                                     ------------------ ---------------------- -----------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $   12,455,363        $    152,463       $    2,259,940
  Expenses:
    Asset-based charges.............................       12,361,599                  --            3,435,543
                                                       --------------        ------------       --------------
Net Investment Income (Loss)........................           93,764             152,463           (1,175,603)
                                                       --------------        ------------       --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............       11,471,956            (319,876)         (14,203,965)
    Realized gain distribution from The Trusts......       12,279,301                 342            4,593,717
                                                       --------------        ------------       --------------
  Net realized gain (loss)..........................       23,751,257            (319,534)          (9,610,248)
                                                       --------------        ------------       --------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (488,516,584)         (1,432,902)        (105,847,924)
                                                       --------------        ------------       --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (464,765,327)         (1,752,436)        (115,458,172)
                                                       --------------        ------------       --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (464,671,563)       $ (1,599,973)      $ (116,633,775)
                                                       ==============        ============       ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-39

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                         EQ/JPMorgan         EQ/JPMorgan
                                                          Core Bond      Value Opportunities
                                                     ------------------ ---------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $   44,337,650      $    5,558,859
  Expenses:
    Asset-based charges.............................       15,878,364           4,493,938
                                                       --------------      --------------
Net Investment Income (Loss)........................       28,459,286           1,064,921
                                                       --------------      --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............      (33,827,360)        (20,041,344)
    Realized gain distribution from The Trusts......               --           3,330,483
                                                       --------------      --------------
  Net realized gain (loss)..........................      (33,827,360)        (16,710,861)
                                                       --------------      --------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (114,440,875)       (141,195,370)
                                                       --------------      --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (148,268,235)       (157,906,231)
                                                       --------------      --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (119,808,949)     $ (156,841,310)
                                                       ==============      ==============



                                                       EQ/Large Cap      EQ/Large Cap      EQ/Large Cap      EQ/Large Cap
                                                         Core PLUS       Growth Index      Growth PLUS        Value Index
                                                     ---------------- ----------------- ----------------- ------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................  $     640,135    $      471,270    $      300,001     $    1,773,982
  Expenses:
    Asset-based charges.............................      2,768,486         4,855,764         4,147,421          1,947,525
                                                      -------------    --------------    --------------     --------------
Net Investment Income (Loss)........................     (2,128,351)       (4,384,494)       (3,847,420)          (173,543)
                                                      -------------    --------------    --------------     --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............     (8,730,231)         (753,175)        3,819,000        (18,493,317)
    Realized gain distribution from The Trusts......             --                --                --          3,511,072
                                                      -------------    --------------    --------------     --------------
  Net realized gain (loss)..........................     (8,730,231)         (753,175)        3,819,000        (14,982,245)
                                                      -------------    --------------    --------------     --------------
  Change in unrealized appreciation
    (depreciation) of investments...................    (75,404,584)     (145,142,612)     (134,073,469)       (88,532,502)
                                                      -------------    --------------    --------------     --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................    (84,134,815)     (145,895,787)     (130,254,469)      (103,514,747)
                                                      -------------    --------------    --------------     --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................  $ (86,263,166)   $ (150,280,281)   $ (134,101,889)    $ (103,688,290)
                                                      =============    ==============    ==============     ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-40

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                        EQ/Large Cap       EQ/Long       EQ/Lord Abbett
                                                         Value PLUS       Term Bond    Growth and Income
                                                     ------------------ ------------- -------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $   48,778,635    $7,007,165      $   1,886,684
  Expenses:
    Asset-based charges.............................       24,855,470     1,644,108          1,802,702
                                                       --------------    ----------      -------------
Net Investment Income (Loss)........................       23,923,165     5,363,057             83,982
                                                       --------------    ----------      -------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............      (33,805,389)     (328,018)        (3,662,419)
    Realized gain distribution from The Trusts......               --       794,483            309,320
                                                       --------------    ----------      -------------
  Net realized gain (loss)..........................      (33,805,389)      466,465         (3,353,099)
                                                       --------------    ----------      -------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (936,768,121)      557,676        (52,452,677)
                                                       --------------    ----------      -------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (970,573,510)    1,024,141        (55,805,776)
                                                       --------------    ----------      -------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (946,650,345)   $6,387,198      $ (55,721,794)
                                                       ==============    ==========      =============


                                                      EQ/Lord Abbett    EQ/Lord Abbett       EQ/Marsico
                                                      Large Cap Core     Mid Cap Value         Focus
                                                     ---------------- ------------------ -----------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................  $   1,068,793     $    3,793,229    $   14,996,911
  Expenses:
    Asset-based charges.............................      1,331,320          3,723,396        23,224,023
                                                      -------------     --------------    --------------
Net Investment Income (Loss)........................       (262,527)            69,833        (8,227,112)
                                                      -------------     --------------    --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............     (3,881,435)       (13,493,734)       23,216,990
    Realized gain distribution from The Trusts......        605,586          7,228,956        16,603,409
                                                      -------------     --------------    --------------
  Net realized gain (loss)..........................     (3,275,849)        (6,264,778)       39,820,399
                                                      -------------     --------------    --------------
  Change in unrealized appreciation
  (depreciation) of investments.....................    (30,541,689)      (117,086,130)     (832,575,684)
                                                      -------------     --------------    --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................    (33,817,538)      (123,350,908)     (792,755,285)
                                                      -------------     --------------    --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................  $ (34,080,065)    $ (123,281,075)   $ (800,982,397)
                                                      =============     ==============    ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-41

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                         EQ/Mid Cap        EQ/Mid Cap        EQ/Money
                                                           Index           Value PLUS         Market
                                                     ----------------- ------------------ --------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................  $    6,969,523     $    8,466,656    $22,433,185
  Expenses:
    Asset-based charges.............................      11,507,198          8,849,281     17,129,200
                                                      --------------     --------------    -----------
Net Investment Income (Loss)........................      (4,537,675)          (382,625)     5,303,985
                                                      --------------     --------------    -----------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............     (32,831,518)       (79,877,282)       (71,662)
    Realized gain distribution from The Trusts......       8,574,962                 --             --
                                                      --------------     --------------    -----------
  Net realized gain (loss)..........................     (24,256,556)       (79,877,282)       (71,662)
                                                      --------------     --------------    -----------
  Change in unrealized appreciation
    (depreciation) of investments...................    (472,975,556)      (212,234,558)       (62,631)
                                                      --------------     --------------    -----------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................    (497,232,112)      (292,111,840)      (134,293)
                                                      --------------     --------------    -----------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................  $ (501,769,787)    $ (292,494,465)   $ 5,169,692
                                                      ==============     ==============    ===========


                                                      EQ/Montag & Caldwell       EQ/Mutual      EQ/Oppenheimer
                                                             Growth               Shares            Global
                                                     ---------------------- ------------------ ----------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................     $     358,514        $   10,575,549    $   1,528,008
  Expenses:
    Asset-based charges.............................         2,089,490             4,281,598        1,699,945
                                                         -------------        --------------    -------------
Net Investment Income (Loss)........................        (1,730,976)            6,293,951         (171,937)
                                                         -------------        --------------    -------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............        (6,065,466)          (17,044,008)     (11,040,438)
    Realized gain distribution from The Trusts......                --                    --          187,676
                                                         -------------        --------------    -------------
  Net realized gain (loss)..........................        (6,065,466)          (17,044,008)     (10,852,762)
                                                         -------------        --------------    -------------
  Change in unrealized appreciation
    (depreciation) of investments...................       (53,756,587)         (126,766,530)     (51,264,819)
                                                         -------------        --------------    -------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................       (59,822,053)         (143,810,538)     (62,117,581)
                                                         -------------        --------------    -------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................     $ (61,553,029)       $ (137,516,587)   $ (62,289,518)
                                                         =============        ==============    =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-42

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                       EQ/Oppenheimer   EQ/Oppenheimer
                                                        Main Street       Main Street
                                                        Opportunity        Small Cap
                                                     ----------------- ----------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $     278,515    $      66,175
  Expenses:
    Asset-based charges.............................         498,725          871,683
                                                       -------------    -------------
Net Investment Income (Loss)........................        (220,210)        (805,508)
                                                       -------------    -------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............      (5,044,440)      (6,080,785)
    Realized gain distribution from The Trusts......              --          134,596
                                                       -------------    -------------
  Net realized gain (loss)..........................      (5,044,440)      (5,946,189)
                                                       -------------    -------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (16,088,699)     (26,326,303)
                                                       -------------    -------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (21,133,139)     (32,272,492)
                                                       -------------    -------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (21,353,349)   $ (33,078,000)
                                                       =============    =============


                                                          EQ/PIMCO        EQ/Quality        EQ/Short         EQ/Small
                                                        Real Return        Bond PLUS     Duration Bond     Company Index
                                                     ----------------- ---------------- --------------- ------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................  $   26,106,437    $  18,806,873    $   8,372,433    $    3,126,354
  Expenses:
    Asset-based charges.............................      12,155,601        5,412,722        1,690,017         5,370,137
                                                      --------------    -------------    -------------    --------------
Net Investment Income (Loss)........................      13,950,836       13,394,151        6,682,416        (2,243,783)
                                                      --------------    -------------    -------------    --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............       5,446,842       (7,378,896)      (1,147,459)      (11,882,685)
    Realized gain distribution from The Trusts......      50,351,628               --               --        30,372,072
                                                      --------------    -------------    -------------    --------------
  Net realized gain (loss)..........................      55,798,470       (7,378,896)      (1,147,459)       18,489,387
                                                      --------------    -------------    -------------    --------------
  Change in unrealized appreciation
    (depreciation) of investments...................    (139,568,977)     (36,321,748)     (10,470,086)     (168,643,358)
                                                      --------------    -------------    -------------    --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (83,770,507)     (43,700,644)     (11,617,545)     (150,153,971)
                                                      --------------    -------------    -------------    --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................  $  (69,819,671)   $ (30,306,493)   $  (4,935,129)   $ (152,397,754)
                                                      ==============    =============    =============    ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-43

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                      EQ/T. Rowe Price     EQ/Templeton
                                                        Growth Stock          Growth
                                                     ------------------ ------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $        8,160     $    3,339,056
  Expenses:
    Asset-based charges.............................        3,540,524          3,217,154
                                                       --------------     --------------
Net Investment Income (Loss)........................       (3,532,364)           121,902
                                                       --------------     --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............       (1,862,403)       (15,288,794)
    Realized gain distribution from The Trusts......           50,320                 --
                                                       --------------     --------------
  Net realized gain (loss)..........................       (1,812,083)       (15,288,794)
                                                       --------------     --------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (120,650,775)       (95,839,083)
                                                       --------------     --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (122,462,858)      (111,127,877)
                                                       --------------     --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (125,995,222)    $ (111,005,975)
                                                       ==============     ==============


                                                                                              EQ/Van Kampen
                                                            EQ/UBS         EQ/Van Kampen    Emerging Markets    EQ/Van Kampen
                                                      Growth and Income       Comstock           Equity         Mid Cap Growth
                                                     ------------------- ----------------- ------------------ -----------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................    $     830,802     $    4,773,911     $    1,771,182    $           --
  Expenses:
    Asset-based charges.............................          985,039          3,627,620         17,523,987         4,334,837
                                                        -------------     --------------     --------------    --------------
Net Investment Income (Loss)........................         (154,237)         1,146,291        (15,752,805)       (4,334,837)
                                                        -------------     --------------     --------------    --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............       (2,709,534)        (8,955,642)         3,617,201       (10,432,354)
    Realized gain distribution from The Trusts......               --          2,171,823         61,537,000                --
                                                        -------------     --------------     --------------    --------------
  Net realized gain (loss)..........................       (2,709,534)        (6,783,819)        65,154,201       (10,432,354)
                                                        -------------     --------------     --------------    --------------
  Change in unrealized appreciation
    (depreciation) of investments...................      (30,779,777)      (103,659,127)      (985,591,293)     (166,657,947)
                                                        -------------     --------------     --------------    --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................      (33,489,311)      (110,442,946)      (920,437,092)     (177,090,301)
                                                        -------------     --------------     --------------    --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................    $ (33,643,548)    $ (109,296,655)    $ (936,189,897)   $ (181,425,138)
                                                        =============     ==============     ==============    ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-44

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                        EQ/Van Kampen       Multimanager      Multimanager
                                                         Real Estate     Aggressive Equity      Core Bond
                                                     ------------------ ------------------- ----------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $   10,226,118      $     362,630     $   33,788,400
  Expenses:
    Asset-based charges.............................        6,058,268          1,480,732          9,990,211
                                                       --------------      -------------     --------------
Net Investment Income (Loss)........................        4,167,850         (1,118,102)        23,798,189
                                                       --------------      -------------     --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............      (21,534,708)        (1,624,330)        (3,756,623)
    Realized gain distribution from The Trusts......        3,110,516                 --         19,359,681
                                                       --------------      -------------     --------------
  Net realized gain (loss)..........................      (18,424,192)        (1,624,330)        15,603,058
                                                       --------------      -------------     --------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (172,012,766)       (58,474,374)       (31,731,111)
                                                       --------------      -------------     --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (190,436,958)       (60,098,704)       (16,128,053)
                                                       --------------      -------------     --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (186,269,108)     $ (61,216,806)    $    7,670,136
                                                       ==============      =============     ==============


                                                       Multimanager      Multimanager         Multimanager
                                                        Health Care       High Yield      International Equity
                                                     ---------------- ------------------ ---------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................  $          --     $   63,373,150      $    8,541,362
  Expenses:
    Asset-based charges.............................      4,239,081         10,614,425           8,055,090
                                                      -------------     --------------      --------------
Net Investment Income (Loss)........................     (4,239,081)        52,758,725             486,272
                                                      -------------     --------------      --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............     (7,210,901)       (38,020,929)         (2,187,524)
    Realized gain distribution from The Trusts......      3,403,465                 --          10,424,588
                                                      -------------     --------------      --------------
  Net realized gain (loss)..........................     (3,807,436)       (38,020,929)          8,237,064
                                                      -------------     --------------      --------------
  Change in unrealized appreciation
    (depreciation) of investments...................    (85,613,153)      (201,076,743)       (341,084,511)
                                                      -------------     --------------      --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................    (89,420,589)      (239,097,672)       (332,847,447)
                                                      -------------     --------------      --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................  $ (93,659,670)    $ (186,338,947)     $ (332,361,175)
                                                      =============     ==============      ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-45

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                        Multimanager      Multimanager      Multimanager
                                                         Large Cap         Large Cap          Large Cap
                                                        Core Equity          Growth             Value
                                                     ----------------- ----------------- ------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $     716,674    $           --     $    6,792,003
  Expenses:
    Asset-based charges.............................       1,999,491         3,718,749          7,111,367
                                                       -------------    --------------     --------------
Net Investment Income (Loss)........................      (1,282,817)       (3,718,749)          (319,364)
                                                       -------------    --------------     --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............      (3,352,636)       (9,839,415)       (18,007,950)
    Realized gain distribution from The Trusts......         299,468            41,523          1,170,362
                                                       -------------    --------------     --------------
  Net realized gain (loss)..........................      (3,053,168)       (9,797,892)       (16,837,588)
                                                       -------------    --------------     --------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (63,496,754)     (130,114,572)      (209,296,551)
                                                       -------------    --------------     --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (66,549,922)     (139,912,464)      (226,134,139)
                                                       -------------    --------------     --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (67,832,739)   $ (143,631,213)    $ (226,453,503)
                                                       =============    ==============     ==============



                                                        Multimanager       Multimanager       Multimanager
                                                           Mid Cap            Mid Cap           Small Cap
                                                           Growth              Value             Growth
                                                     ------------------ ------------------ ------------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $           --     $    1,443,577     $           --
  Expenses:
    Asset-based charges.............................        4,650,103          4,586,595          2,723,714
                                                       --------------     --------------     --------------
Net Investment Income (Loss)........................       (4,650,103)        (3,143,018)        (2,723,714)
                                                       --------------     --------------     --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............      (13,929,844)       (31,220,744)       (17,341,396)
    Realized gain distribution from The Trusts......        3,491,950          4,074,649            728,355
                                                       --------------     --------------     --------------
  Net realized gain (loss)..........................      (10,437,894)       (27,146,095)       (16,613,041)
                                                       --------------     --------------     --------------
  Change in unrealized appreciation
    (depreciation) of investments...................     (161,055,636)      (107,537,998)       (81,669,836)
                                                       --------------     --------------     --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (171,493,530)      (134,684,093)       (98,282,877)
                                                       --------------     --------------     --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (176,143,633)    $ (137,827,111)    $ (101,006,591)
                                                       ==============     ==============     ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-46

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEAR ENDED DECEMBER 31, 2008


                                                        Multimanager
                                                         Small Cap        Multimanager
                                                           Value           Technology
                                                     ----------------- -----------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................  $    1,321,259    $           --
  Expenses:
    Asset-based charges.............................       7,992,100         4,289,714
                                                      --------------    --------------
Net Investment Income (Loss)........................      (6,670,841)       (4,289,714)
                                                      --------------    --------------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............     (46,163,380)        4,441,497
    Realized gain distribution from The Trusts......       2,300,176                --
                                                      --------------    --------------
  Net realized gain (loss)..........................     (43,863,204)        4,441,497
                                                      --------------    --------------
  Change in unrealized appreciation
    (depreciation) of investments...................    (199,190,979)     (179,730,920)
                                                      --------------    --------------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................    (243,054,183)     (175,289,423)
                                                      --------------    --------------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................  $ (249,725,024)   $ (179,579,137)
                                                      ==============    ==============


                                                      Target 2015   Target 2025   Target 2035    Target 2045
                                                       Allocation    Allocation    Allocation    Allocation
                                                     ------------- ------------- ------------- --------------
Income and Expenses:
  Investment Income:
    Dividends from The Trusts.......................   $      --    $       --    $   24,776     $   21,233
  Expenses:
    Asset-based charges.............................          --            --            --             --
                                                       ---------    ----------    ----------     ----------
Net Investment Income (Loss)........................          --            --        24,776         21,233
                                                       ---------    ----------    ----------     ----------
Realized and Unrealized Gain (Loss) on
  Investments:
    Realized gain (loss) on investments.............      45,811        54,278            --             --
    Realized gain distribution from The Trusts......          --            --        14,656         20,734
                                                       ---------    ----------    ----------     ----------
  Net realized gain (loss)..........................      45,811        54,278        14,656         20,734
                                                       ---------    ----------    ----------     ----------
  Change in unrealized appreciation
    (depreciation) of investments...................     (86,045)     (103,585)     (486,172)      (532,414)
                                                       ---------    ----------    ----------     ----------
Net Realized and Unrealized Gain (Loss) on
  Investments.......................................     (40,234)      (49,307)     (471,516)      (511,680)
                                                       ---------    ----------    ----------     ----------
Net Increase (Decrease) in Net Assets
  Resulting from Operations.........................   $ (40,234)   $  (49,307)   $ (446,740)    $ (490,447)
                                                       =========    ==========    ==========     ==========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-47

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,

                                                              AXA Aggressive
                                                                Allocation
                                                  --------------------------------------
                                                          2008               2007
                                                  ------------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $       3,936,104    $   32,391,791
  Net realized gain (loss) on investments........        131,282,366       131,968,772
  Change in unrealized appreciation
    (depreciation) of investments................     (1,449,797,143)      (97,771,692)
                                                   -----------------    --------------
  Net increase (decrease) in net assets from
    operations...................................     (1,314,578,673)       66,588,871
                                                   -----------------    --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........        779,016,877     1,176,124,863
    Transfers between funds including
      guaranteed interest account, net...........         75,436,777       165,605,218
    Transfers for contract benefits and
      terminations...............................        (99,788,750)      (77,561,900)
    Contract maintenance charges.................        (29,008,368)      (16,030,668)
                                                   -----------------    --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................        725,656,536     1,248,137,513
                                                   -----------------    --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....           (405,768)         (625,147)
                                                   -----------------    --------------
Increase (Decrease) in Net Assets................       (589,327,905)    1,314,101,237
Net Assets -- Beginning of Period................      2,787,959,608     1,473,858,371
                                                   -----------------    --------------
Net Assets -- End of Period......................  $   2,198,631,703    $2,787,959,608
                                                   =================    ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................             87,524            97,725
  Units Redeemed.................................            (26,948)          (11,807)
                                                   -----------------    --------------
 Net Increase (Decrease).........................             60,576            85,918
                                                   =================    ==============
                                                           AXA Conservative                   AXA Conservative-Plus
                                                              Allocation                           Allocation
                                                  ----------------------------------- -------------------------------------
                                                         2008              2007              2008               2007
                                                  ------------------ ---------------- ------------------ ------------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................   $   47,036,051    $  11,885,291     $   29,928,322     $   19,521,518
  Net realized gain (loss) on investments........       (7,608,777)      15,230,093          6,879,854         32,848,368
  Change in unrealized appreciation
    (depreciation) of investments................     (159,266,295)      (8,667,059)      (315,384,042)       (18,980,507)
                                                    --------------    -------------     --------------     --------------
  Net increase (decrease) in net assets from
    operations...................................     (119,839,021)      18,448,325       (278,575,866)        33,389,379
                                                    --------------    -------------     --------------     --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........      224,125,509      112,696,853        292,413,908        220,384,033
    Transfers between funds including
      guaranteed interest account, net...........      820,180,316      122,797,914        309,105,532         96,909,579
    Transfers for contract benefits and
      terminations...............................      (87,145,892)     (42,430,719)       (97,480,974)       (59,646,899)
    Contract maintenance charges.................       (9,569,855)      (3,514,814)       (11,725,004)        (7,051,116)
                                                    --------------    -------------     --------------     --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      947,590,078      189,549,234        492,313,462        250,595,597
                                                    --------------    -------------     --------------     --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....          327,000               --             17,098              2,367
                                                    --------------    -------------     --------------     --------------
Increase (Decrease) in Net Assets................      828,078,057      207,997,559        213,754,694        283,987,343
Net Assets -- Beginning of Period................      512,690,295      304,692,736      1,028,164,011        744,176,668
                                                    --------------    -------------     --------------     --------------
Net Assets -- End of Period......................   $1,340,768,352    $ 512,690,295     $1,241,918,705     $1,028,164,011
                                                    ==============    =============     ==============     ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................          113,047           40,052             66,914             38,552
  Units Redeemed.................................          (26,206)         (23,386)           (23,283)           (17,792)
                                                    --------------    -------------     --------------     --------------
  Net Increase (Decrease)........................           86,841           16,666             43,631             20,760
                                                    ==============    =============     ==============     ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-48

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               AXA Moderate
                                                                Allocation
                                                  --------------------------------------
                                                          2008               2007
                                                  ------------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $     144,603,235    $   98,473,231
 Net realized gain (loss) on investments.........        240,684,807       171,100,302
 Change in unrealized appreciation
  (depreciation) of investments..................     (2,048,184,961)      (56,033,792)
                                                   -----------------    --------------
 Net increase (decrease) in net assets from
  operations.....................................     (1,662,896,919)      213,539,741
                                                   -----------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      1,414,673,639     1,252,051,668
  Transfers between funds including
   guaranteed interest account, net..............        452,134,313       248,986,023
  Transfers for contract benefits and
   terminations..................................       (367,318,946)     (304,823,603)
  Contract maintenance charges...................        (55,459,239)      (39,920,371)
                                                   -----------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      1,444,029,767     1,156,293,717
                                                   -----------------    --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......            (242,999)          (26,419)
                                                   -----------------    --------------
Increase (Decrease) in Net Assets................       (219,110,151)    1,369,807,039
Net Assets -- Beginning of Period................      5,581,130,343     4,211,323,304
                                                   -----------------    --------------
Net Assets -- End of Period......................  $   5,362,020,192    $5,581,130,343
                                                   =================    ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued....................................            125,254            87,744
 Units Redeemed..................................            (26,736)          (15,901)
                                                   -----------------    --------------
 Net Increase (Decrease).........................             98,518            71,843
                                                   =================    ==============

                                                            AXA Moderate-Plus                    EQ/AllianceBernstein
                                                                Allocation                           Common Stock
                                                  -------------------------------------- ------------------------------------
                                                          2008               2007               2008              2007
                                                  ------------------- ------------------ ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $      83,344,261    $  138,685,694    $     1,660,456    $   (6,264,923)
  Net realized gain (loss) on investments........        454,578,706       344,131,313         (9,877,898)       40,907,683
  Change in unrealized appreciation
    (depreciation) of investments................     (4,240,331,255)     (158,174,434)      (509,119,672)       (6,366,134)
                                                   -----------------    --------------    ---------------    --------------
  Net increase (decrease) in net assets from
    operations...................................     (3,702,408,288)      324,642,573       (517,337,114)       28,276,626
                                                   -----------------    --------------    ---------------    --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........      2,281,673,853     3,022,793,996         56,901,214        89,129,139
    Transfers between funds including
      guaranteed interest account, net...........        310,927,122       752,517,446        (59,248,095)     (120,783,852)
    Transfers for contract benefits and
      terminations...............................       (454,122,102)     (357,527,075)       (75,547,301)     (120,975,473)
    Contract maintenance charges.................       (102,426,627)      (65,315,919)        (8,801,481)       (9,583,822)
                                                   -----------------    --------------    ---------------    --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      2,036,052,246     3,352,468,448        (86,695,663)     (162,214,008)
                                                   -----------------    --------------    ---------------    --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....            (30,197)           84,703             78,001            61,494
                                                   -----------------    --------------    ---------------    --------------
Increase (Decrease) in Net Assets................     (1,666,386,239)    3,677,195,724       (603,954,776)     (133,875,888)
Net Assets -- Beginning of Period................      9,864,220,638     6,187,024,914      1,221,599,965     1,355,475,853
                                                   -----------------    --------------    ---------------    --------------
Net Assets -- End of Period......................  $   8,197,834,399    $9,864,220,638    $   617,645,189    $1,221,599,965
                                                   =================    ==============    ===============    ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            220,674           261,996              4,910             4,066
  Units Redeemed.................................            (56,396)          (23,400)            (6,642)           (6,632)
                                                   -----------------    --------------    ---------------    --------------
  Net Increase (Decrease)........................            164,278           238,596             (1,732)           (2,566)
                                                   =================    ==============    ===============    ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-49

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                        EQ/AllianceBernstein
                                                       Intermediate Government              EQ/AllianceBernstein
                                                             Securities                        International
                                                  --------------------------------- ------------------------------------
                                                        2008             2007              2008              2007
                                                  ---------------- ---------------- ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $   7,821,746    $   8,429,131    $    12,477,227    $     (472,811)
  Net realized gain (loss) on investments........     (1,366,840)      (2,368,295)        24,979,731       162,502,124
  Change in unrealized appreciation
    (depreciation) of investments................      1,364,716        9,261,262       (689,165,353)      (65,164,226)
                                                   -------------    -------------    ---------------    --------------
  Net increase (decrease) in net assets from
    operations...................................      7,819,622       15,322,098       (651,708,395)       96,865,087
                                                   -------------    -------------    ---------------    --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........     42,004,283       12,541,487        115,436,752       236,797,792
    Transfers between funds including
      guaranteed interest account, net...........     94,974,307        7,893,862        (74,025,783)      110,751,037
    Transfers for contract benefits and
      terminations...............................    (36,984,246)     (32,594,693)       (55,977,050)      (70,452,562)
    Contract maintenance charges.................     (3,042,890)      (2,080,528)       (10,506,171)       (8,549,775)
                                                   -------------    -------------    ---------------    --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     96,951,454      (14,239,872)       (25,072,252)      268,546,492
                                                   -------------    -------------    ---------------    --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....       (120,000)          (2,133)          (150,998)           (4,737)
                                                   -------------    -------------    ---------------    --------------
Increase (Decrease) in Net Assets................    104,651,076        1,080,093       (676,931,645)      365,406,842
Net Assets -- Beginning of Period................    297,019,320      295,939,227      1,284,920,261       919,513,419
                                                   -------------    -------------    ---------------    --------------
Net Assets -- End of Period......................  $ 401,670,396    $ 297,019,320    $   607,988,616    $1,284,920,261
                                                   =============    =============    ===============    ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................         19,978            5,930             10,714            20,571
  Units Redeemed.................................        (11,686)          (6,292)           (12,308)           (6,784)
                                                   -------------    -------------    ---------------    --------------
  Net Increase (Decrease)........................          8,292             (362)            (1,594)           13,787
                                                   =============    =============    ===============    ==============

                                                         EQ/AllianceBernstein
                                                           Small Cap Growth
                                                  ----------------------------------
                                                         2008             2007
                                                  ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (6,084,011)  $  (7,333,508)
  Net realized gain (loss) on investments........       (8,309,262)    109,170,025
  Change in unrealized appreciation
    (depreciation) of investments................     (222,476,523)    (34,042,658)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (236,869,796)     67,793,859
                                                   ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       37,063,336      46,636,441
    Transfers between funds including
      guaranteed interest account, net...........      (12,427,376)    (17,044,208)
    Transfers for contract benefits and
      terminations...............................      (30,315,140)    (46,468,053)
    Contract maintenance charges.................       (3,982,954)     (3,644,114)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................       (9,662,134)    (20,519,934)
                                                   ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (186,999)         (2,649)
                                                   ---------------   -------------
Increase (Decrease) in Net Assets................     (246,718,929)     47,271,276
Net Assets -- Beginning of Period................      527,140,872     479,869,596
                                                   ---------------   -------------
Net Assets -- End of Period......................  $   280,421,943   $ 527,140,872
                                                   ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            5,966           5,921
  Units Redeemed.................................           (6,343)         (6,710)
                                                   ---------------   -------------
  Net Increase (Decrease)........................             (377)           (789)
                                                   ===============   =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-50

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                                           EQ/AXA Rosenberg
                                                      EQ/Ariel Appreciation II          Value Long/Short Equity
                                                  -------------------------------- ---------------------------------
                                                        2008             2007            2008             2007
                                                  ---------------- --------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     (269,901)  $   (454,336)   $  (1,843,646)   $     557,078
  Net realized gain (loss) on investments........      (3,726,045)     1,766,134       (3,734,130)        (636,517)
  Change in unrealized appreciation
    (depreciation) of investments................     (21,331,726)    (4,076,114)      (5,980,556)       2,056,359
                                                   --------------   ------------    -------------    -------------
  Net increase (decrease) in net assets from
    operations...................................     (25,327,672)    (2,764,316)     (11,558,332)       1,976,920
                                                   --------------   ------------    -------------    -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       8,923,474     19,216,403       11,056,946       19,258,475
    Transfers between funds including
      guaranteed interest account, net...........       8,325,131      6,872,221       21,952,839      (17,848,655)
    Transfers for contract benefits and
      terminations...............................      (2,162,219)    (1,503,449)      (7,889,538)      (9,988,002)
    Contract maintenance charges.................        (544,215)      (328,265)      (1,704,791)      (1,317,250)
                                                   --------------   ------------    -------------    -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      14,542,171     24,256,910       23,415,456       (9,895,432)
                                                   --------------   ------------    -------------    -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....        (999,499)            --          (23,002)            (846)
                                                   --------------   ------------    -------------    -------------
Increase (Decrease) in Net Assets................     (11,785,000)    21,492,594       11,834,122       (7,919,358)
Net Assets -- Beginning of Period................      55,931,841     34,439,247      134,385,436      142,304,794
                                                   --------------   ------------    -------------    -------------
Net Assets -- End of Period......................  $   44,146,841   $ 55,931,841    $ 146,219,558    $ 134,385,436
                                                   ==============   ============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           3,415          3,179            8,826            4,101
  Units Redeemed.................................          (1,726)        (1,155)          (6,763)          (5,049)
                                                   --------------   ------------    -------------    -------------
  Net Increase (Decrease)........................           1,689          2,024            2,063             (948)
                                                   ==============   ============    =============    =============

                                                             EQ/BlackRock
                                                          Basic Value Equity
                                                  -----------------------------------
                                                         2008              2007
                                                  ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     1,906,849   $    (3,219,995)
  Net realized gain (loss) on investments........       (6,807,761)      109,495,256
  Change in unrealized appreciation
    (depreciation) of investments................     (305,492,350)     (108,651,865)
                                                   ---------------   ---------------
  Net increase (decrease) in net assets from
    operations...................................     (310,393,262)       (2,376,604)
                                                   ---------------   ---------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       61,465,787        87,291,039
    Transfers between funds including
      guaranteed interest account, net...........       (1,458,766)      (21,942,637)
    Transfers for contract benefits and
      terminations...............................      (49,860,219)      (73,516,615)
    Contract maintenance charges.................       (6,975,396)       (6,862,596)
                                                   ---------------   ---------------
  Net increase (decrease) in net assets from
    contractowners transactions..................        3,171,406       (15,030,809)
                                                   ---------------   ---------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....          109,003            (4,983)
                                                   ---------------   ---------------
Increase (Decrease) in Net Assets................     (307,112,853)      (17,412,396)
Net Assets -- Beginning of Period................      829,379,000       846,791,396
                                                   ---------------   ---------------
Net Assets -- End of Period......................  $   522,266,147   $   829,379,000
                                                   ===============   ===============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            9,070             7,893
  Units Redeemed.................................           (7,786)           (7,439)
                                                   ---------------   ---------------
  Net Increase (Decrease)........................            1,284               454
                                                   ===============   ===============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-51

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                              EQ/BlackRock
                                                          International Value
                                                  ------------------------------------
                                                         2008              2007
                                                  ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     6,280,675    $    4,412,602
  Net realized gain (loss) on investments........       21,522,769       195,606,209
  Change in unrealized appreciation
    (depreciation) of investments................     (506,344,124)     (106,862,733)
                                                   ---------------    --------------
  Net increase (decrease) in net assets from
    operations...................................     (478,540,680)       93,156,078
                                                   ---------------    --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       73,740,015       155,163,691
    Transfers between funds including
      guaranteed interest account, net...........      (81,316,769)      (56,367,362)
    Transfers for contract benefits and
      terminations...............................      (57,703,962)      (96,742,546)
    Contract maintenance charges.................       (8,272,098)       (8,208,358)
                                                   ---------------    --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (73,552,814)       (6,154,575)
                                                   ---------------    --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (299,000)          (11,093)
                                                   ---------------    --------------
Increase (Decrease) in Net Assets................     (552,392,494)       86,990,410
Net Assets -- Beginning of Period................    1,145,280,502     1,058,290,092
                                                   ---------------    --------------
Net Assets -- End of Period......................  $   592,888,008    $1,145,280,502
                                                   ===============    ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            6,597            11,109
  Units Redeemed.................................          (10,323)          (10,574)
                                                   ---------------    --------------
  Net Increase (Decrease)........................           (3,726)              535
                                                   ===============    ==============

                                                         EQ/Boston Advisors                   EQ/Calvert
                                                            Equity Income                Socially Responsible
                                                  --------------------------------- -------------------------------
                                                        2008             2007             2008            2007
                                                  ---------------- ---------------- ---------------- --------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $   1,709,506    $     713,731    $     (596,506)  $   (734,440)
  Net realized gain (loss) on investments........     (5,007,006)      21,233,183          (675,783)     5,867,834
  Change in unrealized appreciation
    (depreciation) of investments................    (66,805,964)     (17,465,104)      (28,608,826)       563,148
                                                   -------------    -------------    --------------   ------------
  Net increase (decrease) in net assets from
    operations...................................    (70,103,464)       4,481,810       (29,881,115)     5,696,542
                                                   -------------    -------------    --------------   ------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........     25,954,321       27,799,851         5,781,713      7,527,710
    Transfers between funds including
      guaranteed interest account, net...........     10,982,143      (13,773,073)        1,659,449     (1,468,329)
    Transfers for contract benefits and
      terminations...............................     (9,708,716)     (12,782,293)       (3,334,442)    (3,062,301)
    Contract maintenance charges.................     (1,874,063)      (1,725,812)         (526,541)      (460,495)
                                                   -------------    -------------    --------------   ------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     25,353,685         (481,327)        3,580,179      2,536,585
                                                   -------------    -------------    --------------   ------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....       (127,317)              --           (31,001)            --
                                                   -------------    -------------    --------------   ------------
Increase (Decrease) in Net Assets................    (44,877,096)       4,000,483       (26,331,937)     8,233,127
Net Assets -- Beginning of Period................    202,348,213      198,347,730        62,426,361     54,193,234
                                                   -------------    -------------    --------------   ------------
Net Assets -- End of Period......................  $ 157,471,117    $ 202,348,213    $   36,094,424   $ 62,426,361
                                                   =============    =============    ==============   ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................         15,282            9,080             1,822          1,667
  Units Redeemed.................................         (7,368)          (7,729)           (1,489)        (1,494)
                                                   -------------    -------------    --------------   ------------
  Net Increase (Decrease)........................          7,914            1,351               333            173
                                                   =============    =============    ==============   ============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-52

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                              EQ/Capital
                                                           Guardian Growth
                                                  ----------------------------------
                                                         2008             2007
                                                  ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (4,829,881)  $  (6,227,880)
  Net realized gain (loss) on investments........       (3,137,954)      9,479,341
  Change in unrealized appreciation
    (depreciation) of investments................     (175,765,854)     10,004,790
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (183,733,689)     13,256,251
                                                   ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       36,011,938      81,287,806
    Transfers between funds including
      guaranteed interest account, net...........          272,383       6,319,263
    Transfers for contract benefits and
      terminations...............................      (24,908,574)    (38,489,374)
    Contract maintenance charges.................       (3,683,428)     (2,813,497)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................        7,692,319      46,304,198
                                                   ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (314,998)         (2,386)
                                                   ---------------   -------------
Increase (Decrease) in Net Assets................     (176,356,368)     59,558,063
Net Assets -- Beginning of Period................      440,295,587     380,737,524
                                                   ---------------   -------------
Net Assets -- End of Period......................  $   263,939,219   $ 440,295,587
                                                   ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            6,098           9,528
  Units Redeemed.................................           (5,209)         (5,733)
                                                   ---------------   -------------
  Net Increase (Decrease)........................              889           3,795
                                                   ===============   =============

                                                               EQ/Capital                     EQ/Caywood-Scholl
                                                         Guardian Research (c)                 High Yield Bond
                                                  ------------------------------------ --------------------------------
                                                         2008              2007              2008             2007
                                                  ----------------- ------------------ ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (6,249,033)   $   (2,078,747)   $   9,286,531    $  7,563,864
  Net realized gain (loss) on investments........       34,860,177        93,236,134       (7,485,659)        280,475
  Change in unrealized appreciation
    (depreciation) of investments................     (581,110,378)     (150,182,401)     (33,083,367)     (6,865,010)
                                                   ---------------    --------------    -------------    ------------
  Net increase (decrease) in net assets from
    operations...................................     (552,499,234)      (59,025,014)     (31,282,495)        979,329
                                                   ---------------    --------------    -------------    ------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       25,369,585        48,042,371       19,055,687      36,618,753
    Transfers between funds including
      guaranteed interest account, net...........     (105,957,845)      892,249,902        8,958,467      10,435,491
    Transfers for contract benefits and
      terminations...............................      (95,335,590)     (114,835,109)      (6,967,960)     (6,909,561)
    Contract maintenance charges.................      (11,096,916)       (8,780,504)      (1,509,637)       (993,955)
                                                   ---------------    --------------    -------------    ------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     (187,020,766)      816,676,660       19,536,557      39,150,728
                                                   ---------------    --------------    -------------    ------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....          (58,999)          161,583            2,999             (42)
                                                   ---------------    --------------    -------------    ------------
Increase (Decrease) in Net Assets................     (739,578,999)      757,813,229      (11,742,939)     40,130,015
Net Assets -- Beginning of Period................    1,497,371,182       739,557,953      143,504,892     103,374,877
                                                   ---------------    --------------    -------------    ------------
Net Assets -- End of Period......................  $   757,792,183    $1,497,371,182    $ 131,761,953    $143,504,892
                                                   ===============    ==============    =============    ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            2,925            74,931            9,764           9,466
  Units Redeemed.................................          (19,878)          (17,915)          (7,025)         (3,785)
                                                   ---------------    --------------    -------------    ------------
  Net Increase (Decrease)........................          (16,953)           57,016            2,739           5,681
                                                   ===============    ==============    =============    ============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-53

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Davis
                                                           New York Venture
                                                  ----------------------------------
                                                         2008             2007
                                                  ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (2,474,216)   $ (1,601,399)
  Net realized gain (loss) on investments........      (11,064,766)      3,108,761
  Change in unrealized appreciation
    (depreciation) of investments................     (130,689,555)     (1,538,345)
                                                   ---------------    ------------
  Net increase (decrease) in net assets from
    operations...................................     (144,228,537)        (30,983)
                                                   ---------------    ------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       75,415,343     135,833,888
    Transfers between funds including
      guaranteed interest account, net...........       51,212,766      85,354,705
    Transfers for contract benefits and
      terminations...............................      (10,623,100)     (7,097,003)
    Contract maintenance charges.................       (3,106,524)       (941,691)
                                                   ---------------    ------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      112,898,485     213,149,899
                                                   ---------------    ------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....       (3,180,596)            (39)
                                                   ---------------    ------------
Increase (Decrease) in Net Assets................      (34,510,648)    213,118,877
Net Assets -- Beginning of Period................      277,420,617      64,301,740
                                                   ---------------    ------------
Net Assets -- End of Period......................  $   242,909,969    $277,420,617
                                                   ===============    ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           17,626          21,573
  Units Redeemed.................................           (5,762)         (2,471)
                                                   ---------------    ------------
  Net Increase (Decrease)........................           11,864          19,102
                                                   ===============    ============

                                                                                                 EQ/Evergreen
                                                          EQ/Equity 500 Index                 International Bond
                                                  ------------------------------------ --------------------------------
                                                         2008              2007              2008             2007
                                                  ----------------- ------------------ ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     3,267,677    $   (2,430,789)   $  65,495,492    $  2,476,493
  Net realized gain (loss) on investments........       13,446,841       115,413,902        7,956,127       1,619,880
  Change in unrealized appreciation
    (depreciation) of investments................     (588,331,784)      (55,926,961)     (67,209,876)      5,870,675
                                                   ---------------    --------------    -------------    ------------
  Net increase (decrease) in net assets from
    operations...................................     (571,617,266)       57,056,152        6,241,743       9,967,048
                                                   ---------------    --------------    -------------    ------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       68,657,789       117,566,722       73,793,425      42,372,676
    Transfers between funds including
      guaranteed interest account, net...........      (44,788,116)      (71,345,475)     162,751,963      68,191,027
    Transfers for contract benefits and
      terminations...............................     (104,782,497)     (155,335,344)     (20,102,077)     (5,474,549)
    Contract maintenance charges.................      (11,655,065)      (11,768,154)      (3,679,230)       (848,078)
                                                   ---------------    --------------    -------------    ------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (92,567,889)     (120,882,251)     212,764,081     104,241,076
                                                   ---------------    --------------    -------------    ------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (380,000)          (49,140)      (5,766,813)            (17)
                                                   ---------------    --------------    -------------    ------------
Increase (Decrease) in Net Assets................     (664,565,155)      (63,875,239)     213,239,011     114,208,107
Net Assets -- Beginning of Period................    1,577,342,213     1,641,217,452      200,080,105      85,871,998
                                                   ---------------    --------------    -------------    ------------
Net Assets -- End of Period......................  $   912,777,058    $1,577,342,213    $ 413,319,116    $200,080,105
                                                   ===============    ==============    =============    ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           10,494            10,400           34,200          12,715
  Units Redeemed.................................          (12,666)          (12,689)         (15,567)         (2,657)
                                                   ---------------    --------------    -------------    ------------
  Net Increase (Decrease)........................           (2,172)           (2,289)          18,633          10,058
                                                   ===============    ==============    =============    ============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-54

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                         EQ/Evergreen Omega
                                                  ---------------------------------
                                                        2008             2007
                                                  ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $  (1,287,298)   $  (2,229,322)
  Net realized gain (loss) on investments........     (4,442,278)      14,531,813
  Change in unrealized appreciation
    (depreciation) of investments................    (45,017,948)        (317,278)
                                                   -------------    -------------
  Net increase (decrease) in net assets from
    operations...................................    (50,747,524)      11,985,213
                                                   -------------    -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........     10,409,823       18,111,345
    Transfers between funds including
      guaranteed interest account, net...........      5,139,584       18,096,362
    Transfers for contract benefits and
      terminations...............................    (10,628,166)     (12,051,857)
    Contract maintenance charges.................     (1,701,654)      (1,313,436)
                                                   -------------    -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      3,219,587       22,842,414
                                                   -------------    -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....        (12,300)            (422)
                                                   -------------    -------------
Increase (Decrease) in Net Assets................    (47,540,237)      34,827,205
Net Assets -- Beginning of Period................    176,544,619      141,717,414
                                                   -------------    -------------
Net Assets -- End of Period......................  $ 129,004,382    $ 176,544,619
                                                   =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................          6,380            6,147
  Units Redeemed.................................         (6,001)          (4,521)
                                                   -------------    -------------
  Net Increase (Decrease)........................            379            1,626
                                                   =============    =============

                                                                                               EQ/Franklin
                                                          EQ/Franklin Income                 Small Cap Value
                                                  ---------------------------------- -------------------------------
                                                         2008             2007             2008            2007
                                                  ----------------- ---------------- ---------------- --------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    26,339,942   $  11,493,316    $     (282,146)  $   (493,776)
  Net realized gain (loss) on investments........      (25,473,569)      5,513,796        (8,686,880)       891,688
  Change in unrealized appreciation
    (depreciation) of investments................     (210,034,118)    (27,348,192)      (21,900,745)    (8,707,855)
                                                   ---------------   -------------    --------------   ------------
  Net increase (decrease) in net assets from
    operations...................................     (209,167,745)    (10,341,080)      (30,869,771)    (8,309,943)
                                                   ---------------   -------------    --------------   ------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       76,510,415     237,227,754        21,810,440     42,643,971
    Transfers between funds including
      guaranteed interest account, net...........       (8,634,358)    270,963,723        29,154,742      9,535,218
    Transfers for contract benefits and
      terminations...............................      (28,787,766)    (26,252,919)       (3,083,154)    (1,661,701)
    Contract maintenance charges.................       (6,278,297)     (2,650,387)         (794,269)      (266,104)
                                                   ---------------   -------------    --------------   ------------
  Net increase (decrease) in net assets from
    contractowners transactions..................       32,809,994     479,288,171        47,087,759     50,251,384
                                                   ---------------   -------------    --------------   ------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....       (3,000,828)            (79)       (2,911,325)            --
                                                   ---------------   -------------    --------------   ------------
Increase (Decrease) in Net Assets................     (179,358,579)    468,947,012        13,306,663     41,941,441
Net Assets -- Beginning of Period................      605,070,868     136,123,856        61,224,375     19,282,934
                                                   ---------------   -------------    --------------   ------------
Net Assets -- End of Period......................  $   425,712,289   $ 605,070,868    $   74,531,038   $ 61,224,375
                                                   ===============   =============    ==============   ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           17,101          51,409            10,493          6,927
  Units Redeemed.................................          (14,077)         (6,727)           (4,820)        (2,424)
                                                   ---------------   -------------    --------------   ------------
  Net Increase (Decrease)........................            3,024          44,682             5,673          4,503
                                                   ===============   =============    ==============   ============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-55

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                        EQ/Franklin Templeton
                                                        Founding Strategy (a)
                                                  ----------------------------------
                                                         2008             2007
                                                  ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    35,966,558   $   7,140,840
  Net realized gain (loss) on investments........      (26,485,382)       (994,457)
  Change in unrealized appreciation
    (depreciation) of investments................     (501,379,956)    (26,905,825)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (491,898,780)    (20,759,442)
                                                   ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........      520,219,218     573,405,440
    Transfers between funds including
      guaranteed interest account, net...........      223,763,310     249,266,273
    Transfers for contract benefits and
      terminations...............................      (39,830,059)     (8,095,879)
    Contract maintenance charges.................       (9,501,659)       (603,954)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      694,650,810     813,971,880
                                                   ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....          (42,839)        199,999
                                                   ---------------   -------------
Increase (Decrease) in Net Assets................      202,709,191     793,412,437
Net Assets -- Beginning of Period................      793,412,437               -
                                                   ---------------   -------------
Net Assets -- End of Period......................  $   996,121,628   $ 793,412,437
                                                   ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           94,300          85,911
  Units Redeemed.................................           (9,168)         (2,460)
                                                   ---------------   -------------
  Net Increase (Decrease)........................           85,132          83,451
                                                   ===============   =============

                                                              EQ/GAMCO                           EQ/GAMCO
                                                      Mergers and Acquisitions             Small Company Value
                                                  --------------------------------- ----------------------------------
                                                        2008             2007              2008             2007
                                                  ---------------- ---------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $  (1,223,527)    $   (834,621)   $    (3,884,593)  $  (3,716,987)
  Net realized gain (loss) on investments........      1,037,676        7,456,848          6,189,537      28,644,152
  Change in unrealized appreciation
    (depreciation) of investments................    (20,056,018)      (5,768,786)      (172,866,113)     (6,392,804)
                                                   -------------     ------------    ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................    (20,241,869)         853,441       (170,561,169)     18,534,361
                                                   -------------     ------------    ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........     16,641,524       34,611,090         87,585,184     135,160,984
    Transfers between funds including
      guaranteed interest account, net...........    (10,708,187)      15,605,530         28,597,473      94,223,934
    Transfers for contract benefits and
      terminations...............................     (5,144,520)      (4,804,492)       (18,342,653)    (18,318,916)
    Contract maintenance charges.................     (1,465,331)        (933,725)        (5,098,441)     (2,975,379)
                                                   -------------     ------------    ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................       (676,514)      44,478,403         92,741,563     208,090,623
                                                   -------------     ------------    ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....        (33,346)          99,989            (45,511)         99,996
                                                   -------------     ------------    ---------------   -------------
Increase (Decrease) in Net Assets................    (20,951,729)      45,431,833        (77,865,117)    226,724,980
Net Assets -- Beginning of Period................    131,969,742       86,537,909        470,581,831     243,856,851
                                                   -------------     ------------    ---------------   -------------
Net Assets -- End of Period......................  $ 111,018,013     $131,969,742    $   392,716,714   $ 470,581,831
                                                   =============     ============    ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................          3,900            5,603              6,224           9,458
  Units Redeemed.................................         (3,992)          (1,892)            (3,104)         (2,753)
                                                   -------------     ------------    ---------------   -------------
  Net Increase (Decrease)........................            (92)           3,711              3,120           6,705
                                                   =============     ============    ===============   =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-56

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            EQ/International
                                                               Core PLUS
                                                  ------------------------------------
                                                         2008              2007
                                                  ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $        93,764    $  (11,099,081)
  Net realized gain (loss) on investments........       23,751,257       281,548,796
  Change in unrealized appreciation
    (depreciation) of investments................     (488,516,584)     (143,168,641)
                                                   ---------------    --------------
  Net increase (decrease) in net assets from
    operations...................................     (464,671,563)      127,281,074
                                                   ---------------    --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       53,379,072        82,354,390
    Transfers between funds including
      guaranteed interest account, net...........        9,893,762       (75,301,686)
    Transfers for contract benefits and
      terminations...............................      (59,946,839)      (75,816,636)
    Contract maintenance charges.................       (8,694,364)       (8,118,467)
                                                   ---------------    --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................       (5,368,369)      (76,882,399)
                                                   ---------------    --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....               --            (7,110)
                                                   ---------------    --------------
Increase (Decrease) in Net Assets................     (470,039,932)       50,391,565
Net Assets -- Beginning of Period................    1,024,362,413       973,970,848
                                                   ---------------    --------------
Net Assets -- End of Period......................  $   554,322,481    $1,024,362,413
                                                   ===============    ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           10,626             8,052
  Units Redeemed.................................          (11,142)          (13,162)
                                                   ---------------    --------------
  Net Increase (Decrease)........................             (516)           (5,110)
                                                   ===============    ==============

                                                      EQ/International ETF          EQ/International Growth
                                                  ---------------------------- ----------------------------------
                                                        2008          2007            2008             2007
                                                  --------------- ------------ ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     152,463   $   60,919   $    (1,175,603)   $ (1,187,347)
  Net realized gain (loss) on investments........       (319,534)      20,344        (9,610,248)     18,033,828
  Change in unrealized appreciation
    (depreciation) of investments................     (1,432,902)     279,135      (105,847,924)        326,276
                                                   -------------   ----------   ---------------    ------------
  Net increase (decrease) in net assets from
    operations...................................     (1,599,973)     360,398      (116,633,775)     17,172,757
                                                   -------------   ----------   ---------------    ------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........             --           --        44,238,330      65,008,893
    Transfers between funds including
      guaranteed interest account, net...........             --           --        14,441,973      80,380,411
    Transfers for contract benefits and
      terminations...............................             --           --        (9,281,621)     (7,522,680)
    Contract maintenance charges.................             --           --        (2,559,727)     (1,136,646)
                                                   -------------   ----------   ---------------    ------------
  Net increase (decrease) in net assets from
    contractowners transactions..................             --           --        46,838,955     136,729,978
                                                   -------------   ----------   ---------------    ------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....       (500,000)          --           103,999             (17)
                                                   -------------   ----------   ---------------    ------------
Increase (Decrease) in Net Assets................     (2,099,973)     360,398       (69,690,821)    153,902,718
Net Assets -- Beginning of Period................      3,703,857    3,343,459       237,738,956      83,836,238
                                                   -------------   ----------   ---------------    ------------
Net Assets -- End of Period......................  $   1,603,884   $3,703,857   $   168,048,135    $237,738,956
                                                   =============   ==========   ===============    ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................             --           --            11,798          14,739
  Units Redeemed.................................             --           --            (7,568)         (4,434)
                                                   -------------   ----------   ---------------    ------------
  Net Increase (Decrease)........................             --           --             4,230          10,305
                                                   =============   ==========   ===============    ============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-57

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                              EQ/JPMorgan
                                                               Core Bond
                                                  ------------------------------------
                                                         2008              2007
                                                  ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    28,459,286    $   36,992,085
  Net realized gain (loss) on investments........      (33,827,360)       (1,384,245)
  Change in unrealized appreciation
    (depreciation) of investments................     (114,440,875)      (15,337,364)
                                                   ---------------    --------------
  Net increase (decrease) in net assets from
    operations...................................     (119,808,949)       20,270,476
                                                   ---------------    --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       42,075,735       111,814,271
    Transfers between funds including
      guaranteed interest account, net...........     (172,293,479)       12,407,294
    Transfers for contract benefits and
      terminations...............................      (97,989,775)     (125,039,236)
    Contract maintenance charges.................      (10,044,167)       (9,052,018)
                                                   ---------------    --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     (238,251,686)       (9,869,689)
                                                   ---------------    --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....          (76,301)          (15,725)
                                                   ---------------    --------------
Increase (Decrease) in Net Assets................     (358,136,936)       10,385,062
Net Assets -- Beginning of Period................    1,271,481,983     1,261,096,921
                                                   ---------------    --------------
Net Assets -- End of Period......................  $   913,345,047    $1,271,481,983
                                                   ===============    ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            6,426            15,903
  Units Redeemed.................................          (25,935)          (15,097)
                                                   ---------------    --------------
  Net Increase (Decrease)........................          (19,509)              806
                                                   ===============    ==============

                                                              EQ/JPMorgan                        EQ/Large Cap
                                                          Value Opportunities                     Core PLUS
                                                  ----------------------------------- ----------------------------------
                                                         2008              2007              2008             2007
                                                  ----------------- ----------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     1,064,921   $      (594,482)  $    (2,128,351)  $    (934,831)
  Net realized gain (loss) on investments........      (16,710,861)       94,004,642        (8,730,231)     67,447,660
  Change in unrealized appreciation
    (depreciation) of investments................     (141,195,370)     (103,900,210)      (75,404,584)    (59,398,695)
                                                   ---------------   ---------------   ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (156,841,310)      (10,490,050)      (86,263,166)      7,114,134
                                                   ---------------   ---------------   ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       10,736,796        33,789,166         5,525,159      10,302,391
    Transfers between funds including
      guaranteed interest account, net...........      (25,761,728)      (30,654,913)      (10,481,074)    (19,399,231)
    Transfers for contract benefits and
      terminations...............................      (35,229,962)      (63,195,761)      (21,858,504)    (39,046,480)
    Contract maintenance charges.................       (2,218,023)       (2,543,075)       (1,432,614)     (1,590,512)
                                                   ---------------   ---------------   ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (52,472,917)      (62,604,583)      (28,247,033)    (49,733,832)
                                                   ---------------   ---------------   ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (266,998)           (4,955)               --         (14,102)
                                                   ---------------   ---------------   ---------------   -------------
Increase (Decrease) in Net Assets................     (209,581,225)      (73,099,588)     (114,510,199)    (42,633,800)
Net Assets -- Beginning of Period................      420,150,483       493,250,071       243,870,504     286,504,304
                                                   ---------------   ---------------   ---------------   -------------
Net Assets -- End of Period......................  $   210,569,258   $   420,150,483   $   129,360,305   $ 243,870,504
                                                   ===============   ===============   ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            1,967             4,550             1,617           1,691
  Units Redeemed.................................           (6,183)           (8,344)           (4,811)         (6,258)
                                                   ---------------   ---------------   ---------------   -------------
  Net Increase (Decrease)........................           (4,216)           (3,794)           (3,194)         (4,567)
                                                   ===============   ===============   ===============   =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-58

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                             EQ/Large Cap
                                                             Growth Index
                                                  ----------------------------------
                                                         2008             2007
                                                  ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (4,384,494)  $  (5,772,220)
  Net realized gain (loss) on investments........         (753,175)      3,398,259
  Change in unrealized appreciation
    (depreciation) of investments................     (145,142,612)     47,055,787
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (150,280,281)     44,681,826
                                                   ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       24,221,650      37,810,987
    Transfers between funds including
      guaranteed interest account, net...........       (6,728,431)     (9,593,154)
    Transfers for contract benefits and
      terminations...............................      (29,710,764)    (43,777,926)
    Contract maintenance charges.................       (2,752,474)     (2,371,345)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (14,970,019)    (17,931,438)
                                                   ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....           17,000         (11,979)
                                                   ---------------   -------------
Increase (Decrease) in Net Assets................     (165,233,300)     26,738,409
Net Assets -- Beginning of Period................      411,165,560     384,427,151
                                                   ---------------   -------------
Net Assets -- End of Period......................  $   245,932,260   $ 411,165,560
                                                   ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            6,807           6,563
  Units Redeemed.................................          (10,140)        (10,357)
                                                   ---------------   -------------
  Net Increase (Decrease)........................           (3,333)         (3,794)
                                                   ===============   =============

                                                             EQ/Large Cap                       EQ/Large Cap
                                                             Growth PLUS                        Value Index
                                                  ---------------------------------- ----------------------------------
                                                         2008             2007              2008             2007
                                                  ----------------- ---------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (3,847,420)  $  (3,115,637)   $      (173,543)  $  (2,845,557)
  Net realized gain (loss) on investments........        3,819,000      14,111,167        (14,982,245)      6,960,177
  Change in unrealized appreciation
    (depreciation) of investments................     (134,073,469)     25,048,213        (88,532,502)    (18,747,929)
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (134,101,889)     36,043,743       (103,688,290)    (14,633,309)
                                                   ---------------   -------------    ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       23,776,388      29,398,855         14,398,302      40,646,668
    Transfers between funds including
      guaranteed interest account, net...........      (34,904,608)     63,462,388         (9,927,410)    (12,553,838)
    Transfers for contract benefits and
      terminations...............................      (22,544,757)    (33,664,941)        (6,397,649)     (8,727,650)
    Contract maintenance charges.................       (2,362,155)     (1,660,190)        (1,535,834)     (1,637,542)
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (36,035,132)     57,536,112         (3,462,591)     17,727,638
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (226,500)         (6,023)                --             (15)
                                                   ---------------   -------------    ---------------   -------------
Increase (Decrease) in Net Assets................     (170,363,521)     93,573,832       (107,150,881)      3,094,314
Net Assets -- Beginning of Period................      363,588,305     270,014,473        183,660,886     180,566,572
                                                   ---------------   -------------    ---------------   -------------
Net Assets -- End of Period......................  $   193,224,784   $ 363,588,305    $    76,510,005   $ 183,660,886
                                                   ===============   =============    ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            5,289           8,416              4,886           4,986
  Units Redeemed.................................           (8,073)         (4,572)            (5,297)         (3,408)
                                                   ---------------   -------------    ---------------   -------------
  Net Increase (Decrease)........................           (2,784)          3,844               (411)          1,578
                                                   ===============   =============    ===============   =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-59

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                               EQ/Large Cap
                                                              Value PLUS (g)
                                                  --------------------------------------
                                                          2008               2007
                                                  ------------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $      23,923,165    $    3,190,690
  Net realized gain (loss) on investments........        (33,805,389)      295,176,429
  Change in unrealized appreciation
    (depreciation) of investments................       (936,768,121)     (444,902,189)
                                                   -----------------    --------------
  Net increase (decrease) in net assets from
    operations...................................       (946,650,345)     (146,535,070)
                                                   -----------------    --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........         55,111,908       170,996,564
    Transfers between funds including
      guaranteed interest account, net...........       (196,962,458)      676,449,939
    Transfers for contract benefits and
      terminations...............................       (129,154,256)     (184,807,241)
    Contract maintenance charges.................        (17,490,591)      (16,755,326)
                                                   -----------------    --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................       (288,495,397)      645,883,936
                                                   -----------------    --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....             64,001            (8,009)
                                                   -----------------    --------------
Increase (Decrease) in Net Assets................     (1,235,081,741)      499,340,857
Net Assets -- Beginning of Period................      2,350,077,348     1,850,736,491
                                                   -----------------    --------------
Net Assets -- End of Period......................  $   1,114,995,607    $2,350,077,348
                                                   =================    ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................              5,339            63,216
  Units Redeemed.................................            (27,652)          (23,204)
                                                   -----------------    --------------
  Net Increase (Decrease)........................            (22,313)           40,012
                                                   =================    ==============

                                                                                             EQ/Lord Abbett
                                                          EQ/Long Term Bond                 Growth and Income
                                                  --------------------------------- ---------------------------------
                                                        2008             2007             2008             2007
                                                  ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................   $  5,363,057     $  2,933,011    $       83,982   $    (501,314)
  Net realized gain (loss) on investments........        466,465         (530,683)       (3,353,099)     12,151,925
  Change in unrealized appreciation
    (depreciation) of investments................        557,676        3,827,867       (52,452,677)     (8,920,319)
                                                    ------------     ------------    --------------   -------------
  Net increase (decrease) in net assets from
    operations...................................      6,387,198        6,230,195       (55,721,794)      2,730,292
                                                    ------------     ------------    --------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........     13,144,485       19,023,154        14,924,350      30,910,383
    Transfers between funds including
      guaranteed interest account, net...........     10,868,505       12,350,753        (5,583,383)     (9,982,533)
    Transfers for contract benefits and
      terminations...............................     (7,297,430)      (5,506,029)       (6,293,266)    (10,470,126)
    Contract maintenance charges.................     (1,183,131)        (747,250)       (1,322,119)     (1,167,373)
                                                    ------------     ------------    --------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     15,532,429       25,120,628         1,725,582       9,290,351
                                                    ------------     ------------    --------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....        (34,509)              --        (3,650,654)             --
                                                    ------------     ------------    --------------   -------------
Increase (Decrease) in Net Assets................     21,885,118       31,350,823       (57,646,866)     12,020,643
Net Assets -- Beginning of Period................    114,656,454       83,305,631       151,193,748     139,173,105
                                                    ------------     ------------    --------------   -------------
Net Assets -- End of Period......................   $136,541,572     $114,656,454    $   93,546,882   $ 151,193,748
                                                    ============     ============    ==============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................          8,936            7,557             2,682           4,513
  Units Redeemed.................................         (6,924)          (4,873)           (2,490)         (3,769)
                                                    ------------     ------------    --------------   -------------
  Net Increase (Decrease)........................          2,012            2,684               192             744
                                                    ============     ============    ==============   =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-60

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                           EQ/Lord Abbett                    EQ/Lord Abbett
                                                           Large Cap Core                    Mid Cap Value
                                                  -------------------------------- ----------------------------------
                                                        2008             2007             2008             2007
                                                  ---------------- --------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     (262,527)  $   (403,400)   $        69,833   $  (2,672,202)
  Net realized gain (loss) on investments........      (3,275,849)     5,496,227         (6,264,778)     31,557,447
  Change in unrealized appreciation
    (depreciation) of investments................     (30,541,689)       212,541       (117,086,130)    (37,151,529)
                                                   --------------   ------------    ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (34,080,065)     5,305,368       (123,281,075)     (8,266,284)
                                                   --------------   ------------    ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........      13,537,401     16,067,399         30,853,855      80,614,716
    Transfers between funds including
      guaranteed interest account, net...........      31,639,977     11,520,031         (1,595,975)     24,758,315
    Transfers for contract benefits and
      terminations...............................      (4,269,182)    (3,527,075)       (10,866,745)    (12,908,381)
    Contract maintenance charges.................      (1,052,344)      (508,010)        (2,884,939)     (2,273,152)
                                                   --------------   ------------    ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      39,855,852     23,552,345         15,506,196      90,191,498
                                                   --------------   ------------    ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....      (2,574,002)            --         (3,319,727)             --
                                                   --------------   ------------    ---------------   -------------
Increase (Decrease) in Net Assets................       3,201,785     28,857,713       (111,094,606)     81,925,214
Net Assets -- Beginning of Period................      82,042,363     53,184,650        301,405,216     219,480,002
                                                   --------------   ------------    ---------------   -------------
Net Assets -- End of Period......................  $   85,244,148   $ 82,042,363    $   190,310,610   $ 301,405,216
                                                   ==============   ============    ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           7,001          3,381              6,109          12,288
  Units Redeemed.................................          (3,312)        (1,505)            (4,604)         (5,438)
                                                   --------------   ------------    ---------------   -------------
  Net Increase (Decrease)........................           3,689          1,876              1,505           6,850
                                                   ==============   ============    ===============   =============

                                                            EQ/Marsico Focus
                                                  ------------------------------------
                                                         2008               2007
                                                  ------------------ -----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................   $   (8,227,112)   $  (22,776,187)
  Net realized gain (loss) on investments........       39,820,399       236,799,514
  Change in unrealized appreciation
    (depreciation) of investments................     (832,575,684)       (7,038,803)
                                                    --------------    --------------
  Net increase (decrease) in net assets from
    operations...................................     (800,982,397)      206,984,524
                                                    --------------    --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........      168,142,262       230,174,261
    Transfers between funds including
      guaranteed interest account, net...........      (23,278,056)      (31,417,755)
    Transfers for contract benefits and
      terminations...............................      (92,517,279)     (126,245,484)
    Contract maintenance charges.................      (17,082,652)      (14,839,784)
                                                    --------------    --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................       35,264,275        57,671,238
                                                    --------------    --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (487,000)           (7,221)
                                                    --------------    --------------
Increase (Decrease) in Net Assets................     (766,205,122)      264,648,541
Net Assets -- Beginning of Period................    1,909,859,842     1,645,211,301
                                                    --------------    --------------
Net Assets -- End of Period......................   $1,143,654,720    $1,909,859,842
                                                    ==============    ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           18,185            18,999
  Units Redeemed.................................          (15,258)          (14,270)
                                                    --------------    --------------
  Net Increase (Decrease)........................            2,927             4,729
                                                    ==============    ==============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-61

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                               EQ/Mid Cap
                                                                 Index
                                                  ------------------------------------
                                                         2008              2007
                                                  ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (4,537,675)   $  (15,351,363)
  Net realized gain (loss) on investments........      (24,256,556)      177,355,115
  Change in unrealized appreciation
    (depreciation) of investments................     (472,975,556)      (99,558,417)
                                                   ---------------    --------------
  Net increase (decrease) in net assets from
    operations...................................     (501,769,787)       62,445,335
                                                   ---------------    --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       59,080,324       115,889,468
    Transfers between funds including
      guaranteed interest account, net...........      (32,303,620)      (43,777,381)
    Transfers for contract benefits and
      terminations...............................      (51,574,835)      (79,876,311)
    Contract maintenance charges.................       (8,240,422)       (8,555,184)
                                                   ---------------    --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (33,038,553)      (16,319,408)
                                                   ---------------    --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....               --            (5,275)
                                                   ---------------    --------------
Increase (Decrease) in Net Assets................     (534,808,340)       46,120,652
Net Assets -- Beginning of Period................    1,035,825,077       989,704,425
                                                   ---------------    --------------
Net Assets -- End of Period......................  $   501,016,737    $1,035,825,077
                                                   ===============    ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            8,705            10,091
  Units Redeemed.................................          (11,260)          (11,835)
                                                   ---------------    --------------
  Net Increase (Decrease)........................           (2,555)           (1,744)
                                                   ===============    ==============

                                                              EQ/Mid Cap
                                                              Value PLUS                        EQ/Money Market
                                                  ----------------------------------- ------------------------------------
                                                         2008              2007              2008               2007
                                                  ----------------- ----------------- ------------------ -----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $      (382,625)  $    (4,610,290)   $    5,303,985    $    23,246,551
  Net realized gain (loss) on investments........      (79,877,282)      260,539,525           (71,662)          (211,185)
  Change in unrealized appreciation
    (depreciation) of investments................     (212,234,558)     (277,118,388)          (62,631)           222,973
                                                   ---------------   ---------------    --------------    ---------------
  Net increase (decrease) in net assets from
    operations...................................     (292,494,465)      (21,189,153)        5,169,692         23,258,339
                                                   ---------------   ---------------    --------------    ---------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       17,465,982        72,453,587       737,101.790        459,390,401
    Transfers between funds including
      guaranteed interest account, net...........      (86,089,191)     (105,491,837)      301,263,885        256,278,645
    Transfers for contract benefits and
      terminations...............................      (44,393,137)      (75,035,606)     (392,439,992)      (495,059,766)
    Contract maintenance charges.................       (6,313,342)       (7,592,654)       (8,372,217)        (5,120,378)
                                                   ---------------   ---------------    --------------    ---------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     (119,329,688)     (115,666,510)      637,553,466        215,488,902
                                                   ---------------   ---------------    --------------    ---------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (122,000)           (6,127)         (270,893)            14,278
                                                   ---------------   ---------------    --------------    ---------------
Increase (Decrease) in Net Assets................     (411,946,153)     (136,861,790)      642,452,265        238,761,519
Net Assets -- Beginning of Period................      812,009,443       948,871,233       851,522,707        612,761,188
                                                   ---------------   ---------------    --------------    ---------------
Net Assets -- End of Period......................  $   400,063,290   $   812,009,443    $1,493,974,972    $   851,522,707
                                                   ===============   ===============    ==============    ===============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            2,829             5,715           101,142             73,489
  Units Redeemed.................................          (11,484)          (12,143)          (55,686)           (61,353)
                                                   ---------------   ---------------    --------------    ---------------
  Net Increase (Decrease)........................           (8,655)           (6,428)           45,456             12,136
                                                   ===============   ===============    ==============    ===============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-62

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                        EQ/Montag & Caldwell
                                                               Growth
                                                  ---------------------------------
                                                        2008             2007
                                                  ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $  (1,730,976)    $   (510,000)
  Net realized gain (loss) on investments........     (6,065,466)       1,724,061
  Change in unrealized appreciation
    (depreciation) of investments................    (53,756,587)       5,944,169
                                                   -------------     ------------
  Net increase (decrease) in net assets from
    operations...................................    (61,553,029)       7,158,230
                                                   -------------     ------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........     28,840,231       11,709,118
    Transfers between funds including
      guaranteed interest account, net...........     84,271,697       55,312,746
    Transfers for contract benefits and
      terminations...............................     (6,620,843)      (3,261,364)
    Contract maintenance charges.................     (1,581,869)        (373,381)
                                                   -------------     ------------
  Net increase (decrease) in net assets from
    contractowners transactions..................    104,909,216       63,387,119
                                                   -------------     ------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....       (138,933)              --
                                                   -------------     ------------
Increase (Decrease) in Net Assets................     43,217,254       70,545,349
Net Assets -- Beginning of Period................    100,681,466       30,136,117
                                                   -------------     ------------
Net Assets -- End of Period......................  $ 143,898,720     $100,681,466
                                                   =============     ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................         39,334           14,727
  Units Redeemed.................................        (14,430)          (2,510)
                                                   -------------     ------------
  Net Increase (Decrease)........................         24,904           12,217
                                                   =============     ============

                                                                                              EQ/Oppenheimer
                                                           EQ/Mutual Shares                       Global
                                                  ---------------------------------- ---------------------------------
                                                         2008             2007             2008             2007
                                                  ----------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     6,293,951   $  (4,133,571)   $     (171,937)   $   (670,358)
  Net realized gain (loss) on investments........      (17,044,008)      3,865,724       (10,852,762)      2,120,164
  Change in unrealized appreciation
    (depreciation) of investments................     (126,766,530)     (9,039,783)      (51,264,819)     (1,198,545)
                                                   ---------------   -------------    --------------    ------------
  Net increase (decrease) in net assets from
    operations...................................     (137,516,587)     (9,307,630)      (62,289,518)        251,261
                                                   ---------------   -------------    --------------    ------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       37,815,910     169,234,897        27,145,149      56,803,015
    Transfers between funds including
      guaranteed interest account, net...........      (35,013,356)    123,656,655        16,514,971      37,905,119
    Transfers for contract benefits and
      terminations...............................      (11,816,877)    (12,293,363)       (4,909,832)     (2,231,694)
    Contract maintenance charges.................       (3,499,476)     (1,626,668)       (1,293,315)       (313,754)
                                                   ---------------   -------------    --------------    ------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (12,513,799)    278,971,521        37,456,973      92,162,686
                                                   ---------------   -------------    --------------    ------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....      (18,384,000)            (43)       (6,490,003)            (16)
                                                   ---------------   -------------    --------------    ------------
Increase (Decrease) in Net Assets................     (168,414,386)    269,663,848       (31,322,548)     92,413,931
Net Assets -- Beginning of Period................      373,766,283     104,102,435       120,697,952      28,284,021
                                                   ---------------   -------------    --------------    ------------
Net Assets -- End of Period......................  $   205,351,897   $ 373,766,283    $   89,375,404    $120,697,952
                                                   ===============   =============    ==============    ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            7,703          30,452             7,529           8,995
  Units Redeemed.................................           (9,140)         (5,331)           (3,931)         (1,103)
                                                   ---------------   -------------    --------------    ------------
  Net Increase (Decrease)........................           (1,437)         25,121             3,598           7,892
                                                   ===============   =============    ==============    ============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-63

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                           EQ/Oppenheimer                   EQ/Oppenheimer
                                                      Main Street Opportunity           Main Street Small Cap
                                                  -------------------------------- --------------------------------
                                                        2008             2007            2008             2007
                                                  ---------------- --------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     (220,210)  $   (163,878)   $     (805,508)  $   (601,043)
  Net realized gain (loss) on investments........      (5,044,440)     2,788,609        (5,946,189)     1,112,009
  Change in unrealized appreciation
    (depreciation) of investments................     (16,088,699)    (2,875,869)      (26,326,303)    (5,108,656)
                                                   --------------   ------------    --------------   ------------
  Net increase (decrease) in net assets from
    operations...................................     (21,353,349)      (251,138)      (33,078,000)    (4,597,690)
                                                   --------------   ------------    --------------   ------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       6,725,792     18,510,013        15,379,062     33,472,851
    Transfers between funds including
      guaranteed interest account, net...........       1,496,217     13,290,476         5,271,746     23,744,238
    Transfers for contract benefits and
      terminations...............................      (1,528,559)    (1,167,130)       (2,047,617)    (1,970,130)
    Contract maintenance charges.................        (382,352)      (150,501)         (676,595)      (213,438)
                                                   --------------   ------------    --------------   ------------
  Net increase (decrease) in net assets from
    contractowners transactions..................       6,311,098     30,482,858        17,926,596     55,033,521
                                                   --------------   ------------    --------------   ------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....        (996,499)            --        (1,497,003)            --
                                                   --------------   ------------    --------------   ------------
Increase (Decrease) in Net Assets................     (16,038,750)    30,231,720       (16,648,407)    50,435,831
Net Assets -- Beginning of Period................      49,060,044     18,828,324        71,006,974     20,571,143
                                                   --------------   ------------    --------------   ------------
Net Assets -- End of Period......................  $   33,021,294   $ 49,060,044    $   54,358,567   $ 71,006,974
                                                   ==============   ============    ==============   ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           2,441          3,606             4,009          6,126
  Units Redeemed.................................          (1,788)          (937)           (2,073)        (1,380)
                                                   --------------   ------------    --------------   ------------
  Net Increase (Decrease)........................             653          2,669             1,936          4,746
                                                   ==============   ============    ==============   ============

                                                               EQ/PIMCO
                                                             Real Return
                                                  ----------------------------------
                                                         2008             2007
                                                  ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    13,950,836   $   5,847,847
  Net realized gain (loss) on investments........       55,798,470       3,829,324
  Change in unrealized appreciation
    (depreciation) of investments................     (139,568,977)     28,562,465
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................      (69,819,671)     38,239,636
                                                   ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........      141,377,956      79,109,648
    Transfers between funds including
      guaranteed interest account, net...........      420,851,015      88,930,409
    Transfers for contract benefits and
      terminations...............................      (52,885,920)    (20,859,358)
    Contract maintenance charges.................       (8,645,672)     (2,950,283)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      500,697,379     144,230,416
                                                   ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....           48,998          99,653
                                                   ---------------   -------------
Increase (Decrease) in Net Assets................      430,926,706     182,569,705
Net Assets -- Beginning of Period................      486,950,498     304,380,793
                                                   ---------------   -------------
Net Assets -- End of Period......................  $   917,877,204   $ 486,950,498
                                                   ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           78,030          25,813
  Units Redeemed.................................          (32,285)        (11,343)
                                                   ---------------   -------------
  Net Increase (Decrease)........................           45,745          14,470
                                                   ===============   =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-64

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                             EQ/Quality
                                                              Bond PLUS
                                                  ---------------------------------
                                                        2008             2007
                                                  ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $  13,394,151    $  13,408,270
  Net realized gain (loss) on investments........     (7,378,896)      (1,983,580)
  Change in unrealized appreciation
    (depreciation) of investments................    (36,321,748)         122,499
                                                   -------------    -------------
  Net increase (decrease) in net assets from
    operations...................................    (30,306,493)      11,547,189
                                                   -------------    -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........     29,785,877       39,166,371
    Transfers between funds including
      guaranteed interest account, net...........    (32,254,968)       9,052,896
    Transfers for contract benefits and
      terminations...............................    (30,268,685)     (35,131,052)
    Contract maintenance charges.................     (3,825,471)      (3,103,980)
                                                   -------------    -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................    (36,563,247)       9,984,235
                                                   -------------    -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         27,469          135,459
                                                   -------------    -------------
Increase (Decrease) in Net Assets................    (66,842,271)      21,666,883
Net Assets -- Beginning of Period................    393,129,672      371,462,789
                                                   -------------    -------------
Net Assets -- End of Period......................  $ 326,287,401    $ 393,129,672
                                                   =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................          6,787            7,550
  Units Redeemed.................................         (9,265)          (6,206)
                                                   -------------    -------------
  Net Increase (Decrease)........................         (2,478)           1,344
                                                   =============    =============

                                                              EQ/Short                          EQ/Small
                                                           Duration Bond                     Company Index
                                                  -------------------------------- ----------------------------------
                                                        2008             2007             2008             2007
                                                  ---------------- --------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $   6,682,416    $  2,148,882    $    (2,243,783)  $    (785,522)
  Net realized gain (loss) on investments........     (1,147,459)        954,551         18,489,387      57,778,402
  Change in unrealized appreciation
    (depreciation) of investments................    (10,470,086)       (412,042)      (168,643,358)    (71,918,814)
                                                   -------------    ------------    ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (4,935,129)      2,691,391       (152,397,754)    (14,925,934)
                                                   -------------    ------------    ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........     26,888,122      17,276,944         25,484,049      57,163,322
    Transfers between funds including
      guaranteed interest account, net...........     49,540,870       7,351,269         (8,035,308)    (32,828,333)
    Transfers for contract benefits and
      terminations...............................     (9,396,284)     (5,974,974)       (23,331,058)    (36,399,028)
    Contract maintenance charges.................     (1,095,337)       (514,672)        (3,832,287)     (3,782,262)
                                                   -------------    ------------    ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     65,937,371      18,138,567         (9,714,604)    (15,846,301)
                                                   -------------    ------------    ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....             168          80,116            (13,000)         (2,322)
                                                   -------------    ------------    ---------------   -------------
Increase (Decrease) in Net Assets................     61,002,410      20,910,074       (162,125,358)    (30,774,557)
Net Assets -- Beginning of Period................     80,793,118      59,883,044        444,692,315     475,466,872
                                                   -------------    ------------    ---------------   -------------
Net Assets -- End of Period......................  $ 141,795,528    $ 80,793,118    $   282,566,957   $ 444,692,315
                                                   =============    ============    ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................         12,083           7,585              5,604           5,902
  Units Redeemed.................................         (5,808)         (5,817)            (6,112)         (6,674)
                                                   -------------    ------------    ---------------   -------------
  Net Increase (Decrease)........................          6,275           1,768               (508)           (772)
                                                   =============    ============    ===============   =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-65

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                           EQ/T. Rowe Price
                                                           Growth Stock (d)
                                                  ----------------------------------
                                                         2008             2007
                                                  ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (3,532,364)  $  (2,277,057)
  Net realized gain (loss) on investments........       (1,812,083)     24,486,444
  Change in unrealized appreciation
    (depreciation) of investments................     (120,650,775)    (25,648,683)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (125,995,222)     (3,439,296)
                                                   ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       23,208,023      23,853,471
    Transfers between funds including
      guaranteed interest account, net...........           73,817     236,913,422
    Transfers for contract benefits and
      terminations...............................      (18,802,621)    (16,236,193)
    Contract maintenance charges.................       (2,409,909)     (1,332,712)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................        2,069,310     243,197,988
                                                   ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....          123,317          17,686
                                                   ---------------   -------------
Increase (Decrease) in Net Assets................     (123,802,595)    239,776,378
Net Assets -- Beginning of Period................      291,072,093      51,295,715
                                                   ---------------   -------------
Net Assets -- End of Period......................  $   167,269,498   $ 291,072,093
                                                   ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            4,607          16,936
  Units Redeemed.................................           (3,534)         (2,262)
                                                   ---------------   -------------
  Net Increase (Decrease)........................            1,073          14,674
                                                   ===============   =============

                                                         EQ/Templeton Growth            EQ/UBS Growth and Income
                                                  ---------------------------------- -------------------------------
                                                         2008             2007             2008            2007
                                                  ----------------- ---------------- ---------------- --------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $       121,902   $  (1,911,943)   $     (154,237)  $   (521,621)
  Net realized gain (loss) on investments........      (15,288,794)      3,536,098        (2,709,534)     4,179,584
  Change in unrealized appreciation
    (depreciation) of investments................      (95,839,083)     (7,014,476)      (30,779,777)    (4,590,749)
                                                   ---------------   -------------    --------------   ------------
  Net increase (decrease) in net assets from
    operations...................................     (111,005,975)     (5,390,321)      (33,643,548)      (932,786)
                                                   ---------------   -------------    --------------   ------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       26,301,609     135,146,323         6,896,212     20,770,619
    Transfers between funds including
      guaranteed interest account, net...........      (36,421,901)     97,981,466        (5,415,471)      (834,027)
    Transfers for contract benefits and
      terminations...............................       (9,571,998)    (10,373,599)       (3,505,033)    (4,420,849)
    Contract maintenance charges.................       (2,661,067)     (1,272,154)         (759,129)      (678,483)
                                                   ---------------   -------------    --------------   ------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (22,353,357)    221,482,036        (2,783,421)    14,837,260
                                                   ---------------   -------------    --------------   ------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....       (3,057,741)            (45)               --             --
                                                   ---------------   -------------    --------------   ------------
Increase (Decrease) in Net Assets................     (136,417,073)    216,091,670       (36,426,969)    13,904,474
Net Assets -- Beginning of Period................      286,214,630      70,122,960        84,497,331     70,592,857
                                                   ---------------   -------------    --------------   ------------
Net Assets -- End of Period......................  $   149,797,557   $ 286,214,630    $   48,070,362   $ 84,497,331
                                                   ===============   =============    ==============   ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            5,750          23,623             5,139          7,374
  Units Redeemed.................................           (8,149)         (3,676)           (5,300)        (3,934)
                                                   ---------------   -------------    --------------   ------------
  Net Increase (Decrease)........................           (2,399)         19,947              (161)         3,440
                                                   ===============   =============    ==============   ============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-66

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                                                                EQ/Van Kampen
                                                        EQ/Van Kampen Comstock             Emerging Markets Equity
                                                  ---------------------------------- ------------------------------------
                                                         2008             2007              2008              2007
                                                  ----------------- ---------------- ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     1,146,291   $     423,457    $  (15,752,805)    $  (19,088,257)
  Net realized gain (loss) on investments........       (6,783,819)     18,648,767        65,154,201        446,664,476
  Change in unrealized appreciation
    (depreciation) of investments................     (103,659,127)    (32,146,462)     (985,591,293)         7,510,616
                                                   ---------------   -------------    --------------     --------------
  Net increase (decrease) in net assets from
    operations...................................     (109,296,655)    (13,074,238)     (936,189,897)       435,086,835
                                                   ---------------   -------------    --------------     --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       22,199,653      69,517,617       174,385,806        239,698,333
    Transfers between funds including
      guaranteed interest account, net...........         (286,039)     (9,510,659)      (86,789,044)        20,394,939
    Transfers for contract benefits and
      terminations...............................      (10,777,798)    (14,799,789)      (70,211,440)       (92,112,067)
    Contract maintenance charges.................       (2,816,201)     (2,425,684)      (12,474,163)       (10,268,253)
                                                   ---------------   -------------    --------------     --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................        8,319,615      42,781,485         4,911,159        157,712,952
                                                   ---------------   -------------    --------------     --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....       (3,318,600)            (21)          (61,501)            (4,056)
                                                   ---------------   -------------    --------------     --------------
Increase (Decrease) in Net Assets................     (104,295,640)     29,707,226      (931,340,239)       592,795,731
Net Assets -- Beginning of Period................      289,349,061     259,641,835     1,627,458,066      1,034,662,335
                                                   ---------------   -------------    --------------     --------------
Net Assets -- End of Period......................  $   185,053,421   $ 289,349,061    $  696,117,827     $1,627,458,066
                                                   ===============   =============    ==============     ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            5,848           7,869            16,383             20,750
  Units Redeemed.................................           (4,779)         (4,366)          (15,994)           (15,196)
                                                   ---------------   -------------    --------------     --------------
  Net Increase (Decrease)........................            1,069           3,503               389              5,554
                                                   ===============   =============    ==============     ==============

                                                            EQ/Van Kampen
                                                            Mid Cap Growth
                                                  ----------------------------------
                                                         2008             2007
                                                  ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (4,334,837)  $  (2,224,184)
  Net realized gain (loss) on investments........      (10,432,354)     21,157,345
  Change in unrealized appreciation
    (depreciation) of investments................     (166,657,947)     11,739,869
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (181,425,138)     30,673,030
                                                   ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       56,603,270      66,008,687
    Transfers between funds including
      guaranteed interest account, net...........       38,012,249     113,561,380
    Transfers for contract benefits and
      terminations...............................      (13,513,191)    (10,270,623)
    Contract maintenance charges.................       (3,275,653)     (1,551,753)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................       77,826,675     167,747,691
                                                   ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....       (4,880,466)             --
                                                   ---------------   -------------
Increase (Decrease) in Net Assets................     (108,478,929)    198,420,721
Net Assets -- Beginning of Period................      318,831,613     120,410,892
                                                   ---------------   -------------
Net Assets -- End of Period......................  $   210,352,684   $ 318,831,613
                                                   ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           12,774          13,520
  Units Redeemed.................................           (7,072)         (2,703)
                                                   ---------------   -------------
  Net Increase (Decrease)........................            5,702          10,817
                                                   ===============   =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-67

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            EQ/Van Kampen
                                                         Real Estate (b) (f)
                                                  ----------------------------------
                                                         2008             2007
                                                  ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $     4,167,850   $   1,071,250
  Net realized gain (loss) on investments........      (18,424,192)      7,562,359
  Change in unrealized appreciation
    (depreciation) of investments................     (172,012,766)    (53,491,083)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (186,269,108)    (44,857,474)
                                                   ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       46,435,201      27,648,694
    Transfers between funds including
      guaranteed interest account, net...........        4,518,438     479,842,930
    Transfers for contract benefits and
      terminations...............................      (20,218,542)     (9,756,305)
    Contract maintenance charges.................       (4,671,321)     (1,620,650)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................       26,063,776     496,114,669
                                                   ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (253,593)        200,000
                                                   ---------------   -------------
Increase (Decrease) in Net Assets................     (160,458,925)    451,457,195
Net Assets -- Beginning of Period................      451,457,195               -
                                                   ---------------   -------------
Net Assets -- End of Period......................  $   290,998,270   $ 451,457,195
                                                   ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           15,583          59,830
  Units Redeemed.................................          (11,694)         (5,355)
                                                   ---------------   -------------
  Net Increase (Decrease)........................            3,889          54,475
                                                   ===============   =============

                                                            Multimanager                      Multimanager
                                                          Aggressive Equity                     Core Bond
                                                  --------------------------------- ---------------------------------
                                                        2008             2007             2008             2007
                                                  ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $  (1,118,102)   $  (1,993,654)   $  23,798,189    $  17,362,876
  Net realized gain (loss) on investments........     (1,624,330)       7,992,369       15,603,058       (4,088,282)
  Change in unrealized appreciation
    (depreciation) of investments................    (58,474,374)       5,935,319      (31,731,111)      17,212,374
                                                   -------------    -------------    -------------    -------------
  Net increase (decrease) in net assets from
    operations...................................    (61,216,806)      11,934,034        7,670,136       30,486,968
                                                   -------------    -------------    -------------    -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........      9,564,526       15,553,578       41,424,004       37,696,538
    Transfers between funds including
      guaranteed interest account, net...........     (5,793,823)     (17,886,983)      97,217,901       (3,279,239)
    Transfers for contract benefits and
      terminations...............................     (8,692,522)     (13,188,187)     (58,488,580)     (56,661,798)
    Contract maintenance charges.................       (926,538)        (935,087)      (7,142,205)      (5,397,440)
                                                   -------------    -------------    -------------    -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     (5,848,357)     (16,456,679)      73,011,120      (27,641,939)
                                                   -------------    -------------    -------------    -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (2,000)              --            7,001           (4,366)
                                                   -------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets................    (67,067,163)      (4,522,645)      80,688,257        2,840,663
Net Assets -- Beginning of Period................    134,809,808      139,332,453      654,064,476      651,223,813
                                                   -------------    -------------    -------------    -------------
Net Assets -- End of Period......................  $  67,742,645    $ 134,809,808    $ 734,752,733    $ 654,064,476
                                                   =============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................          1,451            1,437           20,826           12,768
  Units Redeemed.................................         (1,314)          (1,774)         (14,144)         (14,981)
                                                   -------------    -------------    -------------    -------------
  Net Increase (Decrease)........................            137             (337)           6,682           (2,213)
                                                   =============    =============    =============    =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-68

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            Multimanager
                                                             Health Care
                                                  ---------------------------------
                                                        2008             2007
                                                  ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $  (4,239,081)   $  (4,476,018)
  Net realized gain (loss) on investments........     (3,807,436)      32,370,131
  Change in unrealized appreciation
    (depreciation) of investments................    (85,613,153)      (6,588,306)
                                                   -------------    -------------
  Net increase (decrease) in net assets from
    operations...................................    (93,659,670)      21,305,807
                                                   -------------    -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........     25,550,911       35,569,857
    Transfers between funds including
      guaranteed interest account, net...........      8,327,100       (4,934,070)
    Transfers for contract benefits and
      terminations...............................    (16,493,478)     (19,346,186)
    Contract maintenance charges.................     (3,288,603)      (2,671,786)
                                                   -------------    -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     14,095,930        8,617,815
                                                   -------------    -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         19,462           91,984
                                                   -------------    -------------
Increase (Decrease) in Net Assets................    (79,544,278)      30,015,606
Net Assets -- Beginning of Period................    320,883,761      290,868,155
                                                   -------------    -------------
Net Assets -- End of Period......................  $ 241,339,483    $ 320,883,761
                                                   =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................          7,357            5,154
  Units Redeemed.................................         (6,349)          (4,577)
                                                   -------------    -------------
  Net Increase (Decrease)........................          1,008              577
                                                   =============    =============

                                                             Multimanager                       Multimanager
                                                              High Yield                    International Equity
                                                  ---------------------------------- ----------------------------------
                                                         2008             2007              2008             2007
                                                  ----------------- ---------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    52,758,725   $  53,414,827    $       486,272   $  (4,709,108)
  Net realized gain (loss) on investments........      (38,020,929)         42,690          8,237,064      81,851,913
  Change in unrealized appreciation
    (depreciation) of investments................     (201,076,743)    (38,526,322)      (341,084,511)    (13,590,584)
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (186,338,947)     14,931,195       (332,361,175)     63,552,221
                                                   ---------------   -------------    ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       29,911,093      75,108,248         56,365,595      97,829,235
    Transfers between funds including
      guaranteed interest account, net...........     (119,893,179)    (49,472,822)       (10,558,070)     (3,480,572)
    Transfers for contract benefits and
      terminations...............................      (64,454,973)    (89,853,713)       (31,963,390)    (40,679,469)
    Contract maintenance charges.................       (7,024,175)     (6,997,321)        (5,916,942)     (5,298,150)
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     (161,461,234)    (71,215,608)         7,927,193      48,371,044
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....           78,000         (11,818)            (9,998)         (2,709)
                                                   ---------------   -------------    ---------------   -------------
Increase (Decrease) in Net Assets................     (347,722,181)    (56,296,231)      (324,443,980)    111,920,556
Net Assets -- Beginning of Period................      879,528,892     935,825,123        680,519,809     568,599,253
                                                   ---------------   -------------    ---------------   -------------
Net Assets -- End of Period......................  $   531,806,711   $ 879,528,892    $   356,075,829   $ 680,519,809
                                                   ===============   =============    ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            3,397           7,880              8,713          10,956
  Units Redeemed.................................          (11,958)         (9,385)            (8,554)         (8,462)
                                                   ---------------   -------------    ---------------   -------------
  Net Increase (Decrease)........................           (8,561)         (1,505)               159           2,494
                                                   ===============   =============    ===============   =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-69

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                            Multimanager
                                                        Large Cap Core Equity
                                                  ---------------------------------
                                                        2008             2007
                                                  ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $  (1,282,817)   $  (1,861,159)
  Net realized gain (loss) on investments........     (3,053,168)      23,483,211
  Change in unrealized appreciation
    (depreciation) of investments................    (63,496,754)     (15,770,813)
                                                   -------------    -------------
  Net increase (decrease) in net assets from
    operations...................................    (67,832,739)       5,851,239
                                                   -------------    -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........      9,354,533       16,575,734
    Transfers between funds including
      guaranteed interest account, net...........     (9,332,214)      (3,134,775)
    Transfers for contract benefits and
      terminations...............................    (11,469,633)     (13,817,236)
    Contract maintenance charges.................     (1,476,378)      (1,514,077)
                                                   -------------    -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................    (12,923,692)      (1,890,354)
                                                   -------------    -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....        (20,000)          (1,216)
                                                   -------------    -------------
Increase (Decrease) in Net Assets................    (80,776,431)       3,959,669
Net Assets -- Beginning of Period................    177,349,986      173,390,317
                                                   -------------    -------------
Net Assets -- End of Period......................  $  96,573,555    $ 177,349,986
                                                   =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................          2,988            3,239
  Units Redeemed.................................         (4,180)          (3,458)
                                                   -------------    -------------
  Net Increase (Decrease)........................         (1,192)            (219)
                                                   =============    =============

                                                             Multimanager                       Multimanager
                                                           Large Cap Growth                   Large Cap Value
                                                  ---------------------------------- ----------------------------------
                                                         2008             2007              2008             2007
                                                  ----------------- ---------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (3,718,749)  $  (4,535,388)   $      (319,364)  $  (2,319,683)
  Net realized gain (loss) on investments........       (9,797,892)     51,853,612        (16,837,588)     96,064,770
  Change in unrealized appreciation
    (depreciation) of investments................     (130,114,572)    (19,182,119)      (209,296,551)    (81,818,072)
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (143,631,213)     28,136,105       (226,453,503)     11,927,015
                                                   ---------------   -------------    ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       16,849,861      25,722,038         49,428,992      66,592,837
    Transfers between funds including
      guaranteed interest account, net...........       (8,336,400)    (11,413,412)       (17,111,832)    (21,646,809)
    Transfers for contract benefits and
      terminations...............................      (17,897,682)    (24,380,314)       (30,886,054)    (46,326,446)
    Contract maintenance charges.................       (2,756,466)     (2,656,640)        (5,157,236)     (5,046,941)
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (12,140,687)    (12,728,328)        (3,726,130)     (6,427,359)
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....           17,799          (1,538)           (22,001)         (2,128)
                                                   ---------------   -------------    ---------------   -------------
Increase (Decrease) in Net Assets................     (155,754,101)     15,406,239       (230,201,634)      5,497,528
Net Assets -- Beginning of Period................      322,426,053     307,019,814        583,580,991     578,083,463
                                                   ---------------   -------------    ---------------   -------------
Net Assets -- End of Period......................  $   166,671,952   $ 322,426,053    $   353,379,357   $ 583,580,991
                                                   ===============   =============    ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            5,329           5,643              8,703           8,867
  Units Redeemed.................................           (6,618)         (7,225)            (9,492)         (9,490)
                                                   ---------------   -------------    ---------------   -------------
  Net Increase (Decrease)........................           (1,289)         (1,582)              (789)           (623)
                                                   ===============   =============    ===============   =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-70

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             Multimanager
                                                            Mid Cap Growth
                                                  ----------------------------------
                                                         2008             2007
                                                  ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (4,650,103)  $  (6,127,383)
  Net realized gain (loss) on investments........      (10,437,894)     56,472,196
  Change in unrealized appreciation
    (depreciation) of investments................     (161,055,636)     (9,234,848)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (176,143,633)     41,109,965
                                                   ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       19,078,584      28,099,308
    Transfers between funds including
      guaranteed interest account, net...........      (14,926,472)    (27,419,637)
    Transfers for contract benefits and
      terminations...............................      (22,102,169)    (34,635,321)
    Contract maintenance charges.................       (3,456,566)     (3,654,882)
                                                   ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (21,406,623)    (37,610,532)
                                                   ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....           27,430          (2,543)
                                                   ---------------   -------------
Increase (Decrease) in Net Assets................     (197,522,826)      3,496,890
Net Assets -- Beginning of Period................      414,235,593     410,738,703
                                                   ---------------   -------------
Net Assets -- End of Period......................  $   216,712,767   $ 414,235,593
                                                   ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            4,150           3,811
  Units Redeemed.................................           (6,229)         (7,128)
                                                   ---------------   -------------
  Net Increase (Decrease)........................           (2,079)         (3,317)
                                                   ===============   =============

                                                             Multimanager                       Multimanager
                                                            Mid Cap Value                   Small Cap Growth (e)
                                                  ---------------------------------- ----------------------------------
                                                         2008             2007              2008             2007
                                                  ----------------- ---------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (3,143,018)  $  (6,474,610)   $    (2,723,714)  $  (3,089,072)
  Net realized gain (loss) on investments........      (27,146,095)     39,617,747        (16,613,041)     29,308,643
  Change in unrealized appreciation
    (depreciation) of investments................     (107,537,998)    (36,433,587)       (81,669,836)    (33,439,325)
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in net assets from
    operations...................................     (137,827,111)     (3,290,450)      (101,006,591)     (7,219,754)
                                                   ---------------   -------------    ---------------   -------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       20,268,911      39,192,130         19,629,713      30,977,521
    Transfers between funds including
      guaranteed interest account, net...........      (14,425,378)    (42,633,623)       (15,042,379)     84,485,220
    Transfers for contract benefits and
      terminations...............................      (23,248,754)    (34,927,644)        (8,451,130)    (12,954,807)
    Contract maintenance charges.................       (3,408,946)     (3,763,511)        (2,125,982)     (1,809,027)
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in net assets from
    contractowners transactions..................      (20,814,167)    (42,132,648)        (5,989,778)    100,698,907
                                                   ---------------   -------------    ---------------   -------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....          (39,702)         (2,426)        (3,699,991)      5,351,699
                                                   ---------------   -------------    ---------------   -------------
Increase (Decrease) in Net Assets................     (158,680,980)    (45,425,524)      (110,696,360)     98,830,852
Net Assets -- Beginning of Period................      393,114,656     438,540,180        246,233,562     147,402,710
                                                   ---------------   -------------    ---------------   -------------
Net Assets -- End of Period......................  $   234,433,676   $ 393,114,656    $   135,537,202   $ 246,233,562
                                                   ===============   =============    ===============   =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            5,114           4,292              7,074          21,675
  Units Redeemed.................................           (6,695)         (7,199)            (6,975)        (10,151)
                                                   ---------------   -------------    ---------------   -------------
  Net Increase (Decrease)........................           (1,581)         (2,907)                99          11,524
                                                   ===============   =============    ===============   =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-71

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             Multimanager
                                                            Small Cap Value
                                                  -----------------------------------
                                                         2008              2007
                                                  ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (6,670,841)  $  (10,432,975)
  Net realized gain (loss) on investments........      (43,863,204)      91,427,573
  Change in unrealized appreciation
    (depreciation) of investments................     (199,190,979)    (174,133,468)
                                                   ---------------   --------------
  Net increase (decrease) in net assets from
    operations...................................     (249,725,024)     (93,138,870)
                                                   ---------------   --------------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       13,780,041       35,637,468
    Transfers between funds including
      guaranteed interest account, net...........      (69,210,950)    (121,687,075)
    Transfers for contract benefits and
      terminations...............................      (44,406,413)     (81,889,679)
    Contract maintenance charges.................       (5,530,698)      (7,121,145)
                                                   ---------------   --------------
  Net increase (decrease) in net assets from
    contractowners transactions..................     (105,368,020)    (175,060,431)
                                                   ---------------   --------------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....          (89,998)          (4,259)
                                                   ---------------   --------------
Increase (Decrease) in Net Assets................     (355,183,042)    (268,203,560)
Net Assets -- Beginning of Period................      724,153,552      992,357,112
                                                   ---------------   --------------
Net Assets -- End of Period......................  $   368,970,510   $  724,153,552
                                                   ===============   ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................            2,332            2,804
  Units Redeemed.................................          (10,119)         (12,606)
                                                   ---------------   --------------
  Net Increase (Decrease)........................           (7,787)          (9,802)
                                                   ===============   ==============

                                                             Multimanager                    Target 2015
                                                              Technology                      Allocation
                                                  ---------------------------------- ----------------------------
                                                         2008             2007             2008          2007
                                                  ----------------- ---------------- --------------- ------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    (4,289,714)  $  (4,478,117)   $          --   $   34,195
  Net realized gain (loss) on investments........        4,441,497      25,150,618           45,811       13,099
  Change in unrealized appreciation
    (depreciation) of investments................     (179,730,920)     20,946,945          (86,045)      32,310
                                                   ---------------   -------------    -------------   ----------
  Net increase (decrease) in net assets from
    operations...................................     (179,579,137)     41,619,446          (40,234)      79,604
                                                   ---------------   -------------    -------------   ----------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........       35,208,395      39,472,575               --           --
    Transfers between funds including
      guaranteed interest account, net...........      (15,171,707)     49,358,494               --           --
    Transfers for contract benefits and
      terminations...............................      (18,827,762)    (25,270,554)              --           --
    Contract maintenance charges.................       (2,908,072)     (2,320,125)              --           --
                                                   ---------------   -------------    -------------   ----------
  Net increase (decrease) in net assets from
    contractowners transactions..................       (1,699,146)     61,240,390               --           --
                                                   ---------------   -------------    -------------   ----------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....         (131,500)           (792)      (1,117,965)          --
                                                   ---------------   -------------    -------------   ----------
Increase (Decrease) in Net Assets................     (181,409,783)    102,859,044       (1,158,199)      79,604
Net Assets -- Beginning of Period................      374,178,541     271,319,497        1,158,199    1,078,595
                                                   ---------------   -------------    -------------   ----------
Net Assets -- End of Period......................  $   192,768,758   $ 374,178,541    $          --   $1,158,199
                                                   ===============   =============    =============   ==========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           10,081          12,042               --           --
  Units Redeemed.................................          (10,616)         (7,924)              --           --
                                                   ---------------   -------------    -------------   ----------
  Net Increase (Decrease)........................             (535)          4,118               --           --
                                                   ===============   =============    =============   ==========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-72

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,

                                                          Target 2025
                                                           Allocation
                                                  ----------------------------
                                                        2008          2007
                                                  --------------- ------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $          --   $   28,857
  Net realized gain (loss) on investments........         54,278       14,417
  Change in unrealized appreciation
    (depreciation) of investments................       (103,585)      38,288
                                                   -------------   ----------
  Net increase (decrease) in net assets from
    operations...................................        (49,307)      81,562
                                                   -------------   ----------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........             --           --
    Transfers between funds including
      guaranteed interest account, net...........             --           --
    Transfers for contract benefits and
      terminations...............................             --           --
    Contract maintenance charges.................             --           --
                                                   -------------   ----------
  Net increase (decrease) in net assets from
    contractowners transactions..................             --           --
                                                   -------------   ----------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....     (1,119,147)          --
                                                   -------------   ----------
Increase (Decrease) in Net Assets................     (1,168,454)      81,562
Net Assets -- Beginning of Period................      1,168,454    1,086,892
                                                   -------------   ----------
Net Assets -- End of Period......................  $          --   $1,168,454
                                                   =============   ==========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................             --           --
  Units Redeemed.................................             --           --
                                                   -------------   ----------
  Net Increase (Decrease)........................             --           --
                                                   =============   ==========

                                                         Target 2035                Target 2045
                                                          Allocation                 Allocation
                                                  -------------------------- --------------------------
                                                       2008         2007          2008         2007
                                                  ------------- ------------ ------------- ------------
Increase (Decrease) in Net Assets
From Operations:
  Net investment income (loss)...................  $    24,776   $   25,690   $    21,233   $   21,696
  Net realized gain (loss) on investments........       14,656       11,466        20,734       35,055
  Change in unrealized appreciation
    (depreciation) of investments................     (486,172)      45,236      (532,414)      30,737
                                                   -----------   ----------   -----------   ----------
  Net increase (decrease) in net assets from
    operations...................................     (446,740)      82,392      (490,447)      87,488
                                                   -----------   ----------   -----------   ----------
Contractowners Transactions:
  Contributions and Transfers:
    Payments received from contractowners........           --           --            --           --
    Transfers between funds including
      guaranteed interest account, net...........           --           --            --           --
    Transfers for contract benefits and
      terminations...............................           --           --            --           --
    Contract maintenance charges.................           --           --            --           --
                                                   -----------   ----------   -----------   ----------
  Net increase (decrease) in net assets from
    contractowners transactions..................           --           --            --           --
                                                   -----------   ----------   -----------   ----------
  Net increase (decrease) in amount retained by
    AXA Equitable in Separate Account No. 49.....           --           --            --
                                                   -----------   ----------   -----------   ----------
Increase (Decrease) in Net Assets................     (446,740)      82,392      (490,447)      87,488
Net Assets -- Beginning of Period................    1,176,891    1,094,499     1,188,695    1,101,207
                                                   -----------   ----------   -----------   ----------
Net Assets -- End of Period......................  $   730,151   $1,176,891   $   698,248   $1,188,695
                                                   ===========   ==========   ===========   ==========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
  Units Issued...................................           --           --            --           --
  Units Redeemed.................................           --           --            --           --
                                                   -----------   ----------   -----------   ----------
  Net Increase (Decrease)........................           --           --            --           --
                                                   ===========   ==========   ===========   ==========

-------
(a) Commenced operations on May 29, 2007.
(b) Commenced operations on August 17, 2007.
(c) A substitution of EQ/Capital Guardian Research was made for EQ/Capital Guardian U.S. Equity on July 6, 2007.
(d) A substitution of EQ/T. Rowe Price Growth Stock was made for EQ/Janus Large Cap Growth on July 6, 2007.
(e) A substitution of Multimanager Small Cap Growth was made for EQ/Wells Fargo Montgomery Small Cap on July 6, 2007.
(f) A substitution of EQ/Van Kampen Real Estate was made for U.S. Real Estate on August 17, 2007.
(g) A substitution of EQ/Large Cap Value PLUS was made for
    EQ/AllianceBernstein Growth and Income on August 17, 2007.
The accompanying notes are an integral part of these financial statements.

                                     FSA-73

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements

December 31, 2008


1.  Organization

    AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable") Separate Account No. 49 ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act"). The Account has Variable Investment Options, each of which invests in shares of a mutual fund portfolio of EQ Advisors Trust ("EQAT") and AXA Premier VIP Trust ("VIP"), ("The Trusts"). The Trusts are open-ended diversified management investment companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of The Trusts have separate investment objectives. These financial statements and notes are those of the Variable Investment Options of the Account.

    The Account consists of 78 variable investment options each of which invests in the EQAT or VIP portfolio of the same name:

    o AXA Aggressive Allocation
    o AXA Conservative Allocation
    o AXA Conservative-Plus Allocation
    o AXA Moderate Allocation
    o AXA Moderate-Plus Allocation
    o EQ/AllianceBernstein Common Stock
    o EQ/AllianceBernstein Intermediate Government Securities
    o EQ/AllianceBernstein International
    o EQ/AllianceBernstein Small Cap Growth
    o EQ/Ariel Appreciation II
    o EQ/AXA Rosenberg Value Long/Short Equity
    o EQ/BlackRock Basic Value Equity
    o EQ/BlackRock International Value
    o EQ/Boston Advisors Equity Income
    o EQ/Calvert Socially Responsible
    o EQ/Capital Guardian Growth
    o EQ/Capital Guardian Research
    o EQ/Caywood-Scholl High Yield Bond
    o EQ/Davis New York Venture
    o EQ/Equity 500 Index
    o EQ/Evergreen International Bond
    o EQ/Evergreen Omega
    o EQ/Franklin Income
    o EQ/Franklin Small Cap Value
    o EQ/Franklin Templeton Founding Strategy
    o EQ/GAMCO Mergers and Acquisitions
    o EQ/GAMCO Small Company Value
    o EQ/International Core PLUS(1)
    o EQ/International ETF
    o EQ/International Growth
    o EQ/JPMorgan Core Bond
    o EQ/JPMorgan Value Opportunities
    o EQ/Large Cap Core PLUS(2)
    o EQ/Large Cap Growth Index(7)
    o EQ/Large Cap Growth PLUS(3)
    o EQ/Large Cap Value Index(6)
    o EQ/Large Cap Value PLUS(5)
    o EQ/Long Term Bond
    o EQ/Lord Abbett Growth and Income
    o EQ/Lord Abbett Large Cap Core
    o EQ/Lord Abbett Mid Cap Value
    o EQ/Marsico Focus
    o EQ/Mid Cap Index(9)
    o EQ/Mid Cap Value PLUS(4)
    o EQ/Money Market
    o EQ/Montag & Caldwell Growth
    o EQ/Mutual Shares
    o EQ/Oppenheimer Global
    o EQ/Oppenheimer Main Street Opportunity
    o EQ/Oppenheimer Main Street Small Cap
    o EQ/PIMCO Real Return
    o EQ/Quality Bond PLUS(8)
    o EQ/Short Duration Bond
    o EQ/Small Company Index
    o EQ/T. Rowe Price Growth Stock
    o EQ/Templeton Growth
    o EQ/UBS Growth and Income
    o EQ/Van Kampen Comstock
    o EQ/Van Kampen Emerging Markets Equity
    o EQ/Van Kampen Mid Cap Growth
    o EQ/Van Kampen Real Estate
    o Multimanager Aggressive Equity
    o Multimanager Core Bond
    o Multimanager Health Care
    o Multimanager High Yield
    o Multimanager International Equity
    o Multimanager Large Cap Core Equity
    o Multimanager Large Cap Growth
    o Multimanager Large Cap Value
    o Multimanager Mid Cap Growth
    o Multimanager Mid Cap Value
    o Multimanager Small Cap Growth
    o Multimanager Small Cap Value
    o Multimanager Technology
    o Target 2015 Allocation
    o Target 2025 Allocation
    o Target 2035 Allocation
    o Target 2045 Allocation

                                     FSA-74

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


1.  Organization (Concluded)

    (1) Formerly known as MarketPLUS International Core.
    (2) Formerly known as MarketPLUS Large Cap Core.
    (3) Formerly known as MarketPLUS Large Cap Growth.
    (4) Formerly known as MarketPLUS Mid Cap Value.
    (5) Formerly known as EQ/AllianceBernstein Value.
    (6) Formerly known as EQ/Legg Mason Value Equity.
    (7) Formerly known as EQ/AllianceBernstein Large Cap Growth.
    (8) Formerly known as EQ/AllianceBernstein Quality Bond.
    (9) Formerly known as EQ/FI Mid Cap.

    Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from AXA Equitable's other assets and liabilities. All Contracts are issued by AXA Equitable. The assets of the Account are the property of AXA Equitable. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct.

    The Account is used to fund benefits for variable annuities issued by AXA Equitable including the Accumulator, Accumulator Plus, Accumulator Elite, Accumulator Select, Stylus, Accumulator Advisor, Accumulator Express and Retirement Income for Life, including all contracts issued currently. These annuities in the Accumulator series are offered with the same variable investment options for use as a nonqualified annuity (NQ) for after-tax contributions only, or when used as an investment vehicle for certain qualified plans (QP), an individual retirement annuity (IRA) or a tax-shelter annuity (TSA). The Accumulator series of annuities are offered under group and individual variable annuity forms.

    The amount retained by AXA Equitable in the Account arises principally from
    (1) contributions from AXA Equitable, (2) mortality and expense charges and asset-based administration charges and distribution charges accumulated in the Account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets attributable to accumulation units. Amounts retained by AXA Equitable are not subject to charges for mortality and expense risks, asset-based administration charges and distribution charges. Amounts retained by AXA Equitable in the Account may be transferred at any time by AXA Equitable to its General Account.

    Each of the variable investment options of the Account bears indirectly exposure to the market, credit, and liquidity risks of the Portfolio in which it invests. These financial statements and footnotes should be read in conjunction with the financial statements and footnotes of the Trusts, which were distributed by AXA Equitable to the contractowners.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
    (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Effective January 1, 2008, and as further described in Note 3 of the financial statements, AXA Equitable adopted SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. It applies only to fair measurements that are already required or permitted by other accounting standards. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The adoption of SFAS No. 157 had no impact on the net assets of the Account.

    Investments are made in shares of The Trusts and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by The Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities.

    Investment transactions are recorded by the Account on the trade date. Dividends and distributions of capital gains from The Trusts are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of The Trusts' shares (determined on the identified cost basis) and (2) The Trusts' distributions representing the net realized gains on The Trusts' investment transactions.

    Receivable/payable for policy-related transactions represent amounts due to/from AXA Equitable's General Account predominantly related to premiums, surrenders and death benefits.

                                     FSA-75

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


2.  Significant Accounting Policies (Concluded)

    Payments received from contractowners represent participant contributions under the Contracts (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) reduced by applicable deductions, charges and state premium taxes. Contractowners may allocate amounts in their individual accounts to Variable Investment Options of the Account and/or to the guaranteed interest account of AXA Equitable's General Account, and/or fixed maturity options of Separate Account No. 46. Transfers between funds including guaranteed interest account, net, are amounts that participants have directed to be moved among funds, including permitted transfers to and from the guaranteed interest account and the fixed maturity option of Separate Account No. 46. The net assets of any variable investment option may not be less than the aggregate value of the Contractowner accounts allocated to that variable investment option. AXA Equitable is required by state insurance laws to set aside additional assets in AXA Equitable's General Account to provide for other policy benefits. AXA Equitable's General Account is subject to creditor rights.

    Transfers for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them. Withdrawal charges (which represent deferred contingent withdrawal charges) are included in transfers, benefits and terminations to the extent that such charges apply to the contracts. Administrative charges are included in Contract maintenance charges to the extent that such charges apply to the Contracts.

    The operations of the Account are included in the federal income tax return of AXA Equitable which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.


3.  Fair Value Disclosures

    SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

    Level 1 Quotes prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

    Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are not directly observable or can be corroborated by observable market data.

    Level 3 Unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

    All investment and receivable assets of each Variable Investment Option of the Account are classified as Level 1. As described in Note 1 to the financial statements, the Account invests in open-ended mutual funds, available to contractholders of variable insurance policies. Contractholders may, without restriction, transact at the daily Net Asset Value(s) ("NAV") of the mutual funds. The NAV represents the daily per share value of the portfolio of investments of the mutual funds, at which sufficient volumes of transactions occur.

    As all assets of the account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2008, are presented.


4. Purchases and Sales of Investments

    The cost of purchases and proceeds from sales of investments for the year ended December 31, 2008 were as follows:

                                                                      Purchases          Sales
                                                                  ----------------- ---------------
AXA Aggressive Allocation......................................    $1,263,045,276    $353,094,813
AXA Conservative Allocation....................................     1,310,118,376     301,408,639
AXA Conservative-Plus Allocation...............................       829,955,973     275,575,452
AXA Moderate Allocation........................................     2,383,512,640     552,460,742
AXA Moderate-Plus Allocation...................................     3,421,329,485     801,139,485

                                     FSA-76

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


4.  Purchases and Sales of Investments (Continued)

                                                       Purchases         Sales
                                                   ---------------- --------------
EQ/AllianceBernstein Common Stock...............       104,479,126    189,436,332
EQ/AllianceBernstein Intermediate Government
  Securities....................................       478,949,325    374,296,124
EQ/AllianceBernstein International..............       208,551,028    204,414,629
EQ/AllianceBernstein Small Cap Growth...........        86,083,767    101,427,338
EQ/Ariel Appreciation II........................    $   30,913,692   $ 17,462,009
EQ/AXA Rosenberg Value Long/Short Equity........        95,733,245     74,203,437
EQ/BlackRock Basic Value Equity.................       141,158,632    132,720,146
EQ/BlackRock International Value................       149,000,368    195,133,889
EQ/Boston Advisors Equity Income................        73,380,716     44,377,452
EQ/Calvert Socially Responsible.................        18,359,491     14,672,203
EQ/Capital Guardian Growth......................        64,486,097     61,938,657
EQ/Capital Guardian Research....................        62,056,663    236,169,049
EQ/Caywood-Scholl High Yield Bond...............        99,772,239     70,946,152
EQ/Davis New York Venture.......................       165,667,514     58,467,841
EQ/Equity 500 Index.............................       179,775,468    257,266,185
EQ/Evergreen International Bond.................       452,009,704    179,561,944
EQ/Evergreen Omega..............................        65,199,304     60,848,691
EQ/Franklin Income..............................       192,893,085    136,743,976
EQ/Franklin Small Cap Value.....................        89,624,091     45,729,803
EQ/Franklin Templeton Founding Strategy.........       815,236,861     84,660,252
EQ/GAMCO Mergers and Acquisitions...............        48,877,586     46,013,401
EQ/GAMCO Small Company Value....................       187,660,587     83,073,632
EQ/International Core PLUS......................       180,504,101    173,499,404
EQ/International ETF............................           152,805        500,000
EQ/International Growth.........................       144,704,447     94,343,379
EQ/JPMorgan Core Bond...........................       117,108,163    326,985,863
EQ/JPMorgan Value Opportunities.................        32,450,488     80,795,000
EQ/Large Cap Core PLUS..........................        17,625,593     48,000,978
EQ/Large Cap Growth Index.......................        58,471,818     77,809,331
EQ/Large Cap Growth PLUS........................        71,828,389    111,937,440
EQ/Large Cap Value Index........................        39,970,932     40,095,995
EQ/Large Cap Value PLUS.........................       113,016,755    377,524,985
EQ/Long Term Bond...............................        93,938,898     72,283,438
EQ/Lord Abbett Growth and Income................        29,422,807     30,954,579
EQ/Lord Abbett Large Cap Core...................        77,626,518     40,001,606
EQ/Lord Abbett Mid Cap Value....................        71,292,651     51,807,394
EQ/Marsico Focus................................       273,760,205    230,606,633
EQ/Mid Cap Index................................       110,921,143    139,922,410
EQ/Mid Cap Value PLUS...........................        45,023,271    164,857,584
EQ/Money Market.................................     1,621,225,947    978,365,701
EQ/Montag & Caldwell Growth.....................       171,164,855     68,125,549
EQ/Mutual Shares................................        80,073,434    104,677,282
EQ/Oppenheimer Global...........................        74,111,923     43,129,213
EQ/Oppenheimer Main Street Opportunity..........        22,979,750     17,885,361
EQ/Oppenheimer Main Street Small Cap............        36,856,865     21,098,184
EQ/PIMCO Real Return............................       918,618,717    353,569,876
EQ/Quality Bond PLUS............................       102,533,995    125,539,091
EQ/Short Duration Bond..........................       135,083,720     62,383,933
EQ/Small Company Index..........................       104,375,313     85,974,629
EQ/T. Rowe Price Growth Stock...................        49,500,841     50,786,575
EQ/Templeton Growth.............................        53,414,292     78,703,490
EQ/UBS Growth and Income........................        22,622,177     25,559,835
EQ/Van Kampen Comstock..........................        60,380,760     52,061,631
EQ/Van Kampen Emerging Markets Equity...........       417,395,605    366,788,751
EQ/Van Kampen Mid Cap Growth....................       168,098,162     99,486,791
EQ/Van Kampen Real Estate.......................       127,994,984     94,906,436
Multimanager Aggressive Equity..................        22,620,685     29,589,143
Multimanager Core Bond..........................       291,388,148    175,212,154
Multimanager Health Care........................        91,332,969     77,959,654
Multimanager High Yield.........................       121,177,195    229,801,705

                                     FSA-77

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


4.  Purchases and Sales of Investments (Concluded)


                                           Purchases        Sales
                                        -------------- --------------
Multimanager International Equity....     154,499,776    135,671,721
Multimanager Large Cap Core Equity...      33,037,287     46,964,328
Multimanager Large Cap Growth........      47,118,937     62,919,050
Multimanager Large Cap Value.........     120,161,593    123,058,728
Multimanager Mid Cap Growth..........    $ 48,119,981   $ 70,659,054
Multimanager Mid Cap Value...........      65,498,014     85,420,252
Multimanager Small Cap Growth........      43,617,079     55,302,207
Multimanager Small Cap Value.........      31,516,988    141,345,671
Multimanager Technology..............     107,497,596    113,617,955
Target 2015 Allocation...............              --      1,117,965
Target 2025 Allocation...............              --      1,119,147
Target 2035 Allocation...............          39,432             --
Target 2045 Allocation...............          41,967             --

5.  Expenses and Related Party Transactions

    The assets of each variable investment option are invested in shares of a corresponding mutual fund portfolio of The Trusts. Shares are offered by The Trusts at net asset value and are subject to fees for investment management and advisory services and other Trust expenses. The class of shares offered by the Account ("Class B shares") invest in shares of the Portfolios of the Trusts that are subject to distribution fees imposed under a distribution plan (herein, the "Rule 12b-1 Plans") adopted by the applicable Trust. The Rule 12b-1 Plans provide that The Trusts, on behalf of each Variable Portfolio, may charge a maximum annual distribution and/or service (12b-1) fee of 0.50% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of Class B shares. Under arrangements approved by each Trust's Board of Trustees, the 12b-1 fee currently is limited to 0.25% of the average daily net assets. These fees are reflected in the net asset value of the shares of the Trusts and the total returns of the investment options, but are not included in the expenses or expense ratios of the investment options.

    AXA Equitable serves as investment manager of Portfolios of EQAT and VIP. Each investment manager receives management fees for services performed in its capacity as investment manager of The Trusts. Investment managers either oversee the activities of the investment advisors with respect to The Trusts and are responsible for retaining and discontinuing the services of those advisors or directly manage the Portfolios. Fees generally vary depending on net asset levels of individual portfolios and range for EQAT and VIP from a low of 0.05% to high of 1.40% of the average daily net assets of the Portfolios of the Trusts. AXA Equitable as investment manager of EQAT and VIP pays expenses for providing investment advisory services to the Portfolios, including the fees of the advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("Distributors"), affiliates of AXA Equitable, may also receive distribution fees under Rule 12 b-1 Plans as described above.

    AllianceBernstein L.P. (formerly Alliance Capital Management L.P. ("AllianceBernstein")) serves as an investment advisor for a number of Portfolios in EQAT and VIP, including the EQ/AllianceBernstein Portfolios; EQ/Large Cap Growth Index, EQ/Equity 500 Index, and EQ/Small Company Index; as well as a portion of EQ/Large Cap Value PLUS, EQ/Quality Bond PLUS, Multimanager Aggressive Equity, Multimanager International Equity, Multimanager Large Cap Core Equity, Multimanager Large Cap Value, Multimanager Mid Cap Growth. AllianceBernstein is a limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

    AXA Advisors and Distributors are distributors and principal underwriters of the Contracts and the Account. They are both registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc. ("NASD").

    The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network LLC, or its subsidiaries ("AXA Network") (affiliates of AXA Equitable). AXA Network receives commissions under its General Sales Agreement with AXA Equitable and its Networking Agreement with AXA Advisors. AXA Advisors receives service-related payments under its Supervisory and Distribution Agreement with AXA Equitable. The financial professionals are compensated on a commission basis by AXA Network. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with AXA Equitable) and their affiliated broker-dealers (who are registered with the SEC and members of the NASD) that have entered into selling agreements with Distributors. The licensed insurance agents who sell AXA Equitable policies for these companies are appointed as agents of AXA Equitable and are registered representatives of the broker-dealers under contract with Distributors.


                                     FSA-78

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008



6.  Substitutions/Reorganizations

    The following table sets forth the dates at which substitution and reorganization transactions took place in the Account. For accounting purposes, these transactions were considered tax-free exchanges.
    * Denotes Reorganization Transaction.
    + Denotes Substitution Transaction


-----------------------------------------------------------------------------------------
August 17, 2007            Removed Portfolio               Surviving Portfolio
-----------------------------------------------------------------------------------------
                           EQ/AllianceBernstein Growth
                           and Income*                     EQ/AllianceBernstein Value*
-----------------------------------------------------------------------------------------
Shares -- Class B              44,933,985                     162,692,850
Value -- Class B           $        19.21                  $        16.27
Net assets before merger   $  863,181,852                  $1,783,830,817
Net assets after merger    $           --                  $2,647,012,669
-----------------------------------------------------------------------------------------
                           UIF U.S. Real Estate+           EQ/Van Kampen Real Estate+
-----------------------------------------------------------------------------------------
Shares -- Class A              21,299,976                      56,627,684
Value -- Class A           $        23.88                  $         9.13
Net assets before merger   $  508,643,427                  $    8,367,328
Net assets after merger    $           --                  $  517,010,755
-----------------------------------------------------------------------------------------
July 6, 2007               EQ/Capital Guardian             EQ/Capital Guardian
                           U.S. Equity*                    Research*
-----------------------------------------------------------------------------------------
Shares -- Class B              83,827,127                     116,269,762
Value -- Class B           $        12.05                  $        15.08
Net assets before merger   $1,010,116,880                  $  743,231,131
Net assets after merger    $           --                  $1,753,348,011
-----------------------------------------------------------------------------------------
                                                           EQ/T. Rowe Price
                           EQ/Janus Large Cap Growth*      Growth Stock*
-----------------------------------------------------------------------------------------
Shares -- Class B              30,565,607                      12,460,629
Value -- Class B           $         7.62                  $        23.21
Net assets before merger   $  232,909,925                  $   56,301,274
Net assets after merger    $           --                  $  289,211,199
-----------------------------------------------------------------------------------------
                           EQ/Wells Fargo Montgomery       Multimanager Small
                           Small Cap*                      Cap Growth*
-----------------------------------------------------------------------------------------
Shares -- Class B               8,839,563                      28,086,973
Value -- Class B           $        14.94                  $        10.65
Net assets before merger   $  132,063,071                  $  167,063,191
Net assets after merger    $           --                  $  299,126,262
-----------------------------------------------------------------------------------------

7.  Contractowner Charges

    Charges are made directly against the net assets of the Account and are reflected daily in the computation of the unit values of the Contracts. Under the Contracts, AXA Equitable charges the account for the following charges:

                                                                          Asset-based                    Current     Maximum
                                                        Mortality and   Administration   Distribution   Aggregate   Aggregate
                                                        Expense Risks       Charge          Charge        Charge     Charge
                                                       --------------- ---------------- -------------- ----------- ----------
Accumulator and Rollover IRA issued before
  May 1, 1997.......................................       0.90%            0.30%             --           1.20%      1.20%
Accumulator issued on or after May 1, 1997..........       1.10%            0.25%             --           1.35%      1.35%
Accumulator issued on or after March 1, 2000........       1.10%            0.25%            0.20%         1.55%      1.55%
Accumulator issued on or after April 1, 2002........       0.75%            0.25%            0.20%         1.20%      1.20%

                                     FSA-79

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


7. Contractowner Charges (Continued)


                                                                               Asset-based                    Current     Maximum
                                                             Mortality and   Administration   Distribution   Aggregate   Aggregate
                                                             Expense Risks       Charge          Charge        Charge     Charge
                                                            --------------- ---------------- -------------- ----------- ----------
Accumulator issued on or after
  September 15, 2003................................             0.75%           0.30%           0.20%         1.25%       1.25%
Accumulator 06, 07, 8.0.............................             0.80%           0.30%           0.20%         1.30%       1.30%
Accumulator Elite, Plus, Select.....................             1.10%           0.25%           0.25%         1.60%       1.60%
Accumulator Select II...............................             1.10%           0.35%           0.45%         1.90%       1.90%
Accumulator Select issued on or after
  April 1, 2002..........................................        1.10%           0.25%           0.35%         1.70%       1.70%
Accumulator Plus issued on or after April 1, 2002........        0.90%           0.25%           0.25%         1.40%       1.40%
Accumulator Plus issued on or after
  September 15, 2003.....................................        0.90%           0.35%           0.25%         1.50%       1.50%
Accumulator Plus 06, 07, 8.0.............................        0.95%           0.35%           0.25%         1.55%       1.55%
Accumulator Elite issued on or after
  September 15, 2003.....................................        1.10%           0.30%           0.25%         1.65%       1.65%
Accumulator Elite II.....................................        1.10%           0.25%           0.45%         1.80%       1.80%
Accumulator Elite 06, 07, 8.0............................        1.10%           0.30%           0.25%         1.65%       1.65%
Stylus...................................................        0.80%           0.30%           0.05%         1.15%       1.15%
Retirement Income for Life...............................        0.75%           0.30%           0.20%         1.25%       1.25%
Retirement Income for Life (NY)..........................        0.80%           0.30%           0.20%         1.30%       1.30%
Accumulator Advisor......................................        0.50%             --              --          0.50%       0.50%
Accumulator Express......................................        0.70%           0.25%             --          0.95%       0.95%

    The charges may be retained in the Account by AXA Equitable and participate in the net investment results of the Portfolios. Accumulator Advisor's daily charge of 0.50% includes mortality and expense risks charges and administrative charges to compensate for certain administrative expenses under the contract.

    Included in the Contract maintenance charges line of the Statements of Changes in Net Assets are certain administrative charges which are deducted from the Contractowners account value (unit liquidation from account value).

    The table below lists all the fees charged by the Separate Account assessed as a redemption of units. The range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the contract or a Contractowners account value.



                                       When charge
           Charges                     is deducted                          Amount deducted                     How deducted
------------------------------- -------------------------- ----------------------------------------------- ----------------------
Charges for state premium and   At time of transaction     Varies by state                                 Applied to an annuity
other applicable taxes                                                                                     payout option

Charge for Trust expenses       Daily                      Varies by portfolio                             Unit value

Annual Administrative charge    Annually on each           Depending on account value, in Years            Unit liquidation from
                                contract date anniversary. 1 to 2 lesser of $30 or 2% of account           account value
                                                           value, thereafter $30

Variable Immediate Annuity pay- At time of transaction     $350 annuity administrative fee                 Unit liquidation from
out option administrative fee                                                                              account value

Withdrawal charge               At time of transaction     Low - 0% in contract year 10 and thereafter.    Unit liquidation from
                                                                                                           account value
                                                           High - 8% in contract years 1 and 2. The
                                                           charge is 7% in contract years 3 and 4, and
                                                           declines 1% each contract year until it
                                                           reaches 0% in contract year 10.


                                     FSA-80

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


7. Contractowner Charges (Continued)


                                  When charge
           Charges                is deducted                               Amount deducted                        How deducted
-----------------------------  --------------------------  -------------------------------------------------  ----------------------
                                                           *Note - Depending on the contract and/or
                                                                   certain elections made under the
                                                                   contract, the withdrawal charge
                                                                   may or may not apply.

BaseBuilder benefit charge      Annually on each           0.30%                                           Unit liquidation from
                                contract date                                                              account value
                                anniversary.


Protection Plus                Annually on each            Low - 0.20%                                        Unit liquidation from
                               contract date anniversary.                                                     account value
                                                           High - 0.35%.

Guaranteed minimum death
benefit options:
  Annual ratchet to age 85     Annually on each            Low - 0.20% of the Annual ratchet to age 85        Unit liquidation from
                               contract date anniversary.  benefit base                                       account value

                                                           High - 0.30% of the Annual ratchet to age 85
                                                           benefit base

  Greater of 5% rollup to      Annually on each            0.50% of the greater of 5% roll-up to age 85 or    Unit liquidation from
  age 85 or annual ratchet     contract date anniversary.  annual ratchet to age 85 benefit base              account value
  to age 85

  6% rollup to age 80 or 70                                0.20% of 6% roll-up to age 80 (or 70) benefit
                                                           base

  6% rollup to age 85          Annually on each            Low - 0.35% of the 6% roll-up to age 85 benefit    Unit liquidation from
                               contract date anniversary.  base                                               account value

                                                           High - 0.45% of the 6% roll-up to age 85 benefit
                                                           base

  Greater of 6.5%, 6% or 3%    Annually on each            Low - 0.45% of the 6% roll-up to age 85 benefit    Unit liquidation from
  rollup to age 85 or annual   contract date anniversary.  base or the Annual ratchet to age 85 benefit       account value
  ratchet to age 85                                        base, as applicable

                                                           High - 0.80% of the 6.5%, 6% or 3% roll-up to
                                                           age 85 benefit base or the Annual ratchet to age
                                                           85 benefit base, as applicable

Guaranteed Withdrawal Benefit  Annually on each            0.30%                                             Unit liquidation from
for Life Enhanced Death        contract date anniversary                                                     account value
Benefit


Earnings Enhancement Benefit   Annually on each            0.35%                                             Unit liquidation from
(additional death benefit)     contract date anniversary                                                     account value


Guaranteed Minimum Income      Annually on each            Low - 0.45%                                       Unit liquidation from
Benefit                        contract date anniversary.                                                    account value
                                                           High - 0.80% (max to 1.10%)

Guaranteed Principal Benefit   Annually on first 10        Low - 100% Guaranteed Principal Benefit -         Unit liquidation from
                               contract date               0.50%                                             account value
                               anniversaries
                                                           High - 125% Guaranteed Principal Benefit -
                                                           0.75%

Guaranteed Withdrawal Benefit  Annually on each            Low - 5% Withdrawal Option is 0.30%               Unit liquidation from
                               contract date anniversary                                                     account value
                                                           High - 7% Withdrawal Option is 0.50%

Net Loan Interest charge       Netted against loan         2.00%                                             Unit liquidation from
for Rollover                   repayment                                                                     account value

Retirement Income for Life     Annually on contract date   Low - 0.60% for Single life                       Unit liquidation from
Benefit charge                 anniversary                    0.80% for Joint life                           account value

                                                           High - 0.75% for Single life
                                                              0.90% for Joint life

Guaranteed Withdrawal Benefit  Annually on each            Low - 0.60% for Single life;                      Unit liquidation from
for Life (GWBL)                contract date anniversary         0.80% for Joint life                        account value

                                                           High - 0.75% for Single life;
                                                                  0.95% for Joint life



                                     FSA-81

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


7.  Contractowner Charges (Concluded)


                                 When charge
       Charges                   is deducted                           Amount deducted                         How deducted
----------------------   --------------------------   ---------------------------------------------------   --------------------

Death benefit under       Annually on each            The GMDB charge in effect prior to conversion         Unit liquidation from
converted GWBL            contract anniversary date   will be deducted. Note - Charge will vary             account value
                                                      depending on combination GMDB elections.

Converted Guaranteed     Upon initial conversion      Single and Joint life - charge is equal to the        Unit liquidation of
withdrawal benefit       and annually on each         percentage of Guaranteed minimum income benefit       account value
for life charge          contract date anniversary    base charge deducted as the Guaranteed minimum
                         thereafter                   income benefit charge on the conversion effective
                                                      date. Annual ratchets may increase the charge to a
                                                      percentage equal to the maximum charge for the
                                                      Guaranteed minimum income benefit.


                                     FSA-82

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
AXA Aggressive Allocation
-------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (a)      $  8.62
         Highest contract charge 1.90% Class B (a)     $  8.05
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (a)      $ 14.25
         Highest contract charge 1.90% Class B (a)     $ 13.49
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (a)      $ 13.49
         Highest contract charge 1.90% Class B (a)     $ 12.95
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (a)      $ 11.50
         Highest contract charge 1.90% Class B (a)     $ 11.22
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (a)      $ 10.70
         Highest contract charge 1.90% Class B (a)     $ 10.56
         All contract charges                               --
AXA Conservative Allocation
---------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (a)      $ 10.43
         Highest contract charge 1.90% Class B (a)     $  9.73
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (a)      $ 11.78
         Highest contract charge 1.90% Class B (a)     $ 11.15
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (a)      $ 11.19
         Highest contract charge 1.90% Class B (a)     $ 10.74
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (a)      $ 10.57
         Highest contract charge 1.90% Class B (a)     $ 10.29
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (a)      $ 10.37
         Highest contract charge 1.90% Class B (a)     $ 10.24
         All contract charges                               --
AXA Conservative-Plus Allocation
--------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (a)      $  9.80
         Highest contract charge 1.90% Class B (a)     $  9.14
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (a)      $ 12.22
         Highest contract charge 1.90% Class B (a)     $ 11.57
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (a)      $ 11.64
         Highest contract charge 1.90% Class B (a)     $ 11.18
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (a)      $ 10.76
         Highest contract charge 1.90% Class B (a)     $ 10.48
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (a)      $ 10.47
         Highest contract charge 1.90% Class B (a)     $ 10.34
         All contract charges                               --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
AXA Aggressive Allocation
-------------------------
  2008              --                --           --        (39.51)%
                    --                --           --        (40.33)%
               249,764        $2,198,545         1.66%           --
  2007              --                --           --           5.63%
                    --                --           --           4.17%
               189,188        $2,787,372         3.04%           --
  2006              --                --           --          17.31%
                    --                --           --          15.46%
               103,270        $1,472,607         3.07%            --
  2005              --                --           --           7.52%
                    --                --           --           6.01%
                46,362        $  572,360         5.10%            --
  2004              --                --           --           7.00%
                    --                --           --           6.11%
                19,656        $  227,194         2.60%            --
AXA Conservative Allocation
---------------------------
  2008              --                --           --        (11.46)%
                    --                --           --        (12.74)%
               130,528        $1,340,728         6.68%           --
  2007              --                --           --           5.27%
                    --                --           --           3.82%
                43,687        $  512,686         4.38%            --
  2006              --                --           --           5.84%
                    --                --           --           4.35%
                27,021        $  304,681         4.30%            --
  2005              --                --           --           1.93%
                    --                --           --           0.50%
                18,040        $  194,239         4.02%            --
  2004              --                --           --           3.74%
                    --                --           --           2.46%
                 9,001        $   95,767         5.04%            --
AXA Conservative-Plus Allocation
--------------------------------
  2008              --                --           --        (19.80)%
                    --                --           --        (21.00)%
               126,714        $1,241,651         3.99%           --
  2007              --                --           --           4.98%
                    --                --           --           3.49%
                83,083        $1,028,164         3.70%            --
  2006              --                --           --           8.22%
                    --                --           --           6.70%
                62,323        $  744,035         3.65%            --
  2005              --                --           --           2.73%
                    --                --           --           1.29%
                40,493        $  451,307         4.68%            --
  2004              --                --           --           4.93%
                    --                --           --           3.63%
                18,199        $  198,701         4.62%            --

                                     FSA-83

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
AXA Moderate Allocation
-----------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $  47.34
         Highest contract charge 1.90% Class B         $  34.20
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B          $  63.00
         Highest contract charge 1.90% Class B         $  46.16
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B          $  59.58
         Highest contract charge 1.90% Class B         $  44.28
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B          $  54.27
         Highest contract charge 1.90% Class B         $  40.92
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B          $  52.05
         Highest contract charge 1.90% Class B         $  39.80
         All contract charges                                --
AXA Moderate-Plus Allocation
----------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (a)      $   9.31
         Highest contract charge 1.90% Class B (a)     $   8.69
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (a)      $  13.72
         Highest contract charge 1.90% Class B (a)     $  12.98
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (a)      $  12.96
         Highest contract charge 1.90% Class B (a)     $  12.44
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B (a)      $  11.37
         Highest contract charge 1.90% Class B (a)     $  11.07
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (a)      $  10.71
         Highest contract charge 1.90% Class B (a)     $  10.58
         All contract charges                                --
EQ/AllianceBernstein Common Stock
---------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 200.52
         Highest contract charge 1.90% Class B         $ 125.78
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B          $ 358.57
         Highest contract charge 1.90% Class B         $ 228.16
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B          $ 348.26
         Highest contract charge 1.90% Class B         $ 224.77
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B          $ 316.20
         Highest contract charge 1.90% Class B         $ 206.99
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B          $ 304.68
         Highest contract charge 1.90% Class B         $ 202.28
         All contract charges                                --



                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
AXA Moderate Allocation
-----------------------
  2008              --                --           --        (24.86)%
                    --                --           --        (25.91)%
               438,140        $5,361,993         4.05%           --
  2007              --                --           --           5.74%
                    --                --           --           4.25%
               339,622        $5,580,780         3.49%            --
  2006              --                --           --           9.77%
                    --                --           --           8.23%
               267,779        $4,210,726         3.03%            --
  2005              --                --           --           4.27%
                    --                --           --           2.81%
               188,833        $2,886,531         2.93%            --
  2004              --                --           --           8.18%
                    --                --           --           6.66%
                94,832        $1,705,138         3.65%            --
AXA Moderate-Plus Allocation
----------------------------
  2008              --                --           --        (32.14)%
                    --                --           --        (33.05)%
               853,511        $8,197,686         2.40%           --
  2007              --                --           --           5.86%
                    --                --           --           4.34%
               689,233        $9,864,221         3.23%            --
  2006              --                --           --          13.93%
                    --                --           --           12.33%
               450,637        $6,186,804         3.16%            --
  2005              --                --           --           6.14%
                    --                --           --           4.65%
               231,245        $2,819,241         5.28%            --
  2004              --                --           --           7.46%
                    --                --           --           6.13%
                82,739        $  955,400         4.09%            --
EQ/AllianceBernstein Common Stock
---------------------------------
  2008              --                --           --        (44.08)%
                    --                --           --        (44.87)%
                40,142        $  617,520         1.63%            --
  2007              --                --           --           2.96%
                    --                --           --           1.51%
                41,874        $1,221,553         0.97%            --
  2006              --                --           --          10.14%
                    --                --           --           8.59%
                44,440        $1,355,393         1.20%            --
  2005              --                --           --           3.78%
                    --                --           --           2.33%
                36,983        $1,277,968         0.84%            --
  2004              --                --           --          13.55%
                    --                --           --          11.95%
                23,045        $1,197,777         1.05%            --

                                     FSA-84

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                           Years Ended December 31,
                                                 -----------------------------------------------------------------------------
                                                                Units Outstanding   Net Assets     Investment        Total
                                                  Units value         (000s)          (000s)     Income ratio**    Return***
                                                 ------------- ------------------- ------------ ---------------- -------------
EQ/AllianceBernstein Intermediate Government Securities
-------------------------------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $ 23.77               --                --           --          3.08%
         Highest contract charge 1.90% Class B      $ 18.48               --                --           --          1.59%
         All contract charges                            --           26,853        $  401,655         3.71%           --
  2007   Lowest contract charge 0.50% Class B       $ 23.06               --                --           --          6.32%
         Highest contract charge 1.90% Class B      $ 18.19               --                --           --          4.84%
         All contract charges                            --           18,561        $  296,887         4.29%           --
  2006   Lowest contract charge 0.50% Class B       $ 21.69               --                --           --          2.61%
         Highest contract charge 1.90% Class B      $ 17.35               --                --           --          1.17%
         All contract charges                            --           18,923        $  295,751         3.88%           --
  2005   Lowest contract charge 0.50% Class B       $ 21.14               --                --           --          0.73%
         Highest contract charge 1.90% Class B      $ 17.15               --                --           --        (0.68)%
         All contract charges                            --           20,170        $  320,909         3.41%           --
  2004   Lowest contract charge 0.50% Class B       $ 20.98               --                --           --          1.43%
         Highest contract charge 1.90% Class B      $ 17.27               --                --           --            --
         All contract charges                            --           20,300        $  340,096         3.02%           --
EQ/AllianceBernstein International
----------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $ 11.11               --                --           --       (50.95)%
         Highest contract charge 1.90% Class B      $  9.14               --                --           --       (51.67)%
         All contract charges                            --           62,852        $  607,988         2.73%           --
  2007   Lowest contract charge 0.50% Class B       $ 22.65               --                --           --         11.14%
         Highest contract charge 1.90% Class B      $ 18.91               --                --           --          9.62%
         All contract charges                            --           64,446        $1,284,350         1.43%           --
  2006   Lowest contract charge 0.50% Class B       $ 20.38               --                --           --         22.90%
         Highest contract charge 1.90% Class B      $ 17.25               --                --           --         21.18%
         All contract charges                            --           50,659        $  919,120         1.53%           --
  2005   Lowest contract charge 0.50% Class B       $ 16.58               --                --           --         14.72%
         Highest contract charge 1.90% Class B      $ 14.24               --                --           --         13.11%
         All contract charges                            --           39,214        $  585,935         1.67%           --
  2004   Lowest contract charge 0.50% Class B       $ 14.45               --                --           --         17.58%
         Highest contract charge 1.90% Class B      $ 12.59               --                --           --         15.93%
         All contract charges                            --           28,144        $  371,190         2.10%           --
EQ/AllianceBernstein Small Cap Growth
-------------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $ 12.62               --                --           --       (44.94)%
         Highest contract charge 1.90% Class B      $ 10.70               --                --           --       (45.71)%
         All contract charges                            --           27,869        $  280,414           --            --
  2007   Lowest contract charge 0.50% Class B       $ 22.92               --                --           --         16.11%
         Highest contract charge 1.90% Class B      $ 19.71               --                --           --         14.46%
         All contract charges                            --           28,246        $  526,859           --            --
  2006   Lowest contract charge 0.50% Class B       $ 19.74               --                --           --          8.46%
         Highest contract charge 1.90% Class B      $ 17.22               --                --           --          6.94%
         All contract charges                            --           29,035        $  479,583           --            --
  2005   Lowest contract charge 0.50% Class B       $ 18.20               --                --           --         10.95%
         Highest contract charge 1.90% Class B      $ 16.10               --                --           --          9.40%
         All contract charges                            --           28,133        $  443,581           --            --
  2004   Lowest contract charge 0.50% Class B       $ 16.41               --                --           --         13.41%
         Highest contract charge 1.90% Class B      $ 14.72               --                --           --         11.82%
         All contract charges                            --           27,198        $  400,895           --            --

                                     FSA-85

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/Ariel Appreciation II
------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (e)      $  6.91
         Highest contract charge 1.90% Class B (e)     $  6.60
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (e)      $ 11.29
         Highest contract charge 1.90% Class B (e)     $ 10.94
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (e)      $ 11.48
         Highest contract charge 1.90% Class B (e)     $ 11.29
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (e)      $ 10.38
         Highest contract charge 1.90% Class B (e)     $ 10.35
         All contract charges                               --
EQ/AXA Rosenberg Value Long/Short Equity (g)
--------------------------------------------
         Unit Value 1.20% to 1.70%*
  2008   Lowest contract charge 1.20% Class B (a)      $ 10.28
         Highest contract charge 1.70% Class B         $ 10.26
         All contract charges                               --
  2007   Lowest contract charge 1.20% Class B (a)      $ 11.04
         Highest contract charge 1.70% Class B         $ 11.07
         All contract charges                               --
  2006   Lowest contract charge 1.20% Class B (a)      $ 10.82
         Highest contract charge 1.70% Class B         $ 10.91
         All contract charges                               --
  2005   Lowest contract charge 1.20% Class B (a)      $ 10.79
         Highest contract charge 1.70% Class B         $ 10.94
         All contract charges                               --
  2004   Lowest contract charge 1.20% Class B (a)      $ 10.16
         Highest contract charge 1.70% Class B         $ 10.35
         All contract charges                               --
EQ/BlackRock Basic Value Equity
-------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 16.70
         Highest contract charge 1.90% Class B         $ 14.15
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 26.45
         Highest contract charge 1.90% Class B         $ 22.74
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 26.27
         Highest contract charge 1.90% Class B         $ 22.91
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 21.84
         Highest contract charge 1.90% Class B         $ 19.32
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B          $ 21.32
         Highest contract charge 1.90% Class B         $ 19.12
         All contract charges                               --
EQ/BlackRock International Value
--------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 15.47
         Highest contract charge 1.90% Class B         $ 13.11
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 27.28
         Highest contract charge 1.90% Class B         $ 23.45
         All contract charges                               --



                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/Ariel Appreciation II
------------------------
  2008              --                --           --        (38.80)%
                    --                --           --        (39.67)%
                 6,447        $   43,128         0.89%            --
  2007              --                --           --         (1.66)%
                    --                --           --         (3.10)%
                 4,758        $   52,563         0.47%            --
  2006              --                --           --          10.61%
                    --                --           --           9.06%
                 2,735        $   31,030         1.21%            --
  2005              --                --           --           3.83%
                    --                --           --           3.49%
                   510        $    5,276         1.00%            --
EQ/AXA Rosenberg Value Long/Short Equity (g)
--------------------------------------------
  2008              --                --           --         (6.88)%
                    --                --           --         (7.32)%
                14,132        $  146,219         0.18%            --
  2007              --                --           --           2.03%
                    --                --           --           1.47%
                12,069        $  134,307         1.91%            --
  2006              --                --           --           0.23%
                    --                --           --         (0.27)%
                13,017        $  142,226         2.84%            --
  2005              --                --           --           6.22%
                    --                --           --           5.69%
                11,318        $  123,394           --             --
  2004              --                --           --           1.27%
                    --                --           --           1.87%
                 3,869        $   39,780           --             --
EQ/BlackRock Basic Value Equity
-------------------------------
  2008              --                --           --        (36.86)%
                    --                --           --        (37.77)%
                46,485        $  522,247         1.73%            --
  2007              --                --           --           0.69%
                    --                --           --         (0.74)%
                45,201        $  829,334         1.08%            --
  2006              --                --           --          20.31%
                    --                --           --          18.62%
                44,747        $  846,668         2.90%            --
  2005              --                --           --           2.44%
                    --                --           --           1.00%
                43,949        $  723,084         1.38%            --
  2004              --                --           --          10.02%
                    --                --           --           8.47%
                40,543        $  701,451         2.37%            --
EQ/BlackRock International Value
--------------------------------
  2008              --                --           --        (43.29)%
                    --                --           --        (44.09)%
                48,585        $  592,816         2.19%            --
  2007              --                --           --           9.65%
                    --                --           --           8.06%
                52,311        $1,144,877         1.85%            --

                                     FSA-86

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/BlackRock International Value (Continued)
--------------------------------------------
  2006   Lowest contract charge 0.50% Class B           $ 24.88
         Highest contract charge 1.90% Class B          $ 21.70
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B           $ 19.90
         Highest contract charge 1.90% Class B          $ 17.60
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 18.04
         Highest contract charge 1.90% Class B          $ 16.18
         All contract charges                                --
EQ/Boston Advisors Equity Income
--------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (c)       $  5.05
         Highest contract charge 1.90% Class B (c)      $  4.38
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (c)       $  7.50
         Highest contract charge 1.90% Class B (c)      $  6.59
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (c)       $  7.26
         Highest contract charge 1.90% Class B (c)      $  6.48
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B (c)       $  6.30
         Highest contract charge 1.90% Class B (c)      $  5.69
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (c)       $  5.96
         Highest contract charge 1.90% Class B (c)      $  5.47
         All contract charges                                --
EQ/Calvert Socially Responsible
-------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B           $  5.86
         Highest contract charge 1.90% Class B          $  5.13
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B           $ 10.74
         Highest contract charge 1.90% Class B          $  9.54
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B           $  9.63
         Highest contract charge 1.90% Class B          $  8.68
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B           $  9.20
         Highest contract charge 1.90% Class B          $  8.40
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $  8.50
         Highest contract charge 1.90% Class B          $  7.88
         All contract charges                                --
EQ/Capital Guardian Growth
--------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B           $  8.87
         Highest contract charge 1.90% Class B          $  7.51
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B           $ 14.95
         Highest contract charge 1.90% Class B          $ 12.85
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B           $ 14.25
         Highest contract charge 1.90% Class B          $ 12.42
         All contract charges                                --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/BlackRock International Value (Continued)
--------------------------------------------
  2006              --                --           --          25.06%
                    --                --           --          23.30%
                51,776        $1,057,795         3.58%            --
  2005              --                --           --          10.28%
                    --                --           --           8.74%
                44,488        $  754,971         1.84%            --
  2004              --                --           --          21.04%
                    --                --           --          19.33%
                34,210        $  557,170         1.66%            --
EQ/Boston Advisors Equity Income
--------------------------------
  2008              --                --           --        (32.67)%
                    --                --           --        (33.54)%
                39,344        $  157,390         2.44%            --
  2007              --                --           --           3.31%
                    --                --           --           1.70%
                31,430        $  202,051         1.82%            --
  2006              --                --           --          15.39%
                    --                --           --          13.77%
                30,079        $  198,213         2.39%            --
  2005              --                --           --           5.62%
                    --                --           --           4.14%
                22,950        $  135,055         2.19%            --
  2004              --                --           --           9.05%
                    --                --           --           8.76%
                 3,003        $   16,894         3.71%            --
EQ/Calvert Socially Responsible
-------------------------------
  2008              --                --           --        (45.44)%
                    --                --           --        (46.23)%
                 5,674        $   36,090         0.30%            --
  2007              --                --           --          11.53%
                    --                --           --           9.91%
                 5,341        $   62,358         0.23%            --
  2006              --                --           --           4.70%
                    --                --           --           3.24%
                 5,169        $   54,129           --             --
  2005              --                --           --           8.20%
                    --                --           --           6.68%
                 4,883        $   47,467           --             --
  2004              --                --           --           3.07%
                    --                --           --           1.62%
                 3,656        $   31,705           --             --
EQ/Capital Guardian Growth
--------------------------
  2008              --                --           --        (40.67)%
                    --                --           --        (41.56)%
                35,102        $  263,886         0.18%            --
  2007              --                --           --           4.91%
                    --                --           --           3.46%
                34,213        $  439,864           --             --
  2006              --                --           --           6.87%
                    --                --           --           5.37%
                30,418        $  380,312         0.18%            --

                                     FSA-87

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/Capital Guardian Growth (Continued)
--------------------------------------
  2005   Lowest contract charge 0.50% Class B           $ 13.33
         Highest contract charge 1.90% Class B          $ 11.79
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 12.75
         Highest contract charge 1.90% Class B          $ 11.44
         All contract charges                                --
EQ/Capital Guardian Research (h)
--------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B           $  8.48
         Highest contract charge 1.90% Class B          $  7.39
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B           $ 14.12
         Highest contract charge 1.90% Class B          $ 12.49
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B           $ 13.96
         Highest contract charge 1.90% Class B          $ 12.53
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B           $ 12.52
         Highest contract charge 1.90% Class B          $ 11.40
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 11.87
         Highest contract charge 1.90% Class B          $ 10.95
         All contract charges                                --
EQ/Caywood-Scholl High Yield Bond
---------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)       $  9.25
         Highest contract charge 1.90% Class B (d)      $  8.78
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (d)       $ 11.49
         Highest contract charge 1.90% Class B (d)      $ 11.06
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (d)       $ 11.23
         Highest contract charge 1.90% Class B (d)      $ 10.97
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B (d)       $ 10.46
         Highest contract charge 1.90% Class B (d)      $ 10.36
         All contract charges                                --
EQ/Davis New York Venture
-------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (f)       $  6.79
         Highest contract charge 1.90% Class B (f)      $  6.57
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (f)       $ 11.23
         Highest contract charge 1.90% Class B (f)      $ 11.02
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (f)       $ 10.88
         Highest contract charge 1.90% Class B (f)      $ 10.83
         All contract charges                                --
EQ/Equity 500 Index
-------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B           $ 21.79
         Highest contract charge 1.90% Class B          $ 17.66
         All contract charges                                --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/Capital Guardian Growth (Continued)
--------------------------------------
  2005              --                --           --           4.58%
                    --                --           --           3.12%
                23,591        $  283,809         0.21%            --
  2004              --                --           --           5.01%
                    --                --           --           3.53%
                20,651        $  244,375         0.51%            --
EQ/Capital Guardian Research (h)
--------------------------------
  2008              --                --           --        (39.94)%
                    --                --           --        (40.83)%
                96,287        $  757,787         0.91%            --
  2007              --                --           --           1.15%
                    --                --           --         (0.32)%
               113,240        $1,497,202         1.28%            --
  2006              --                --           --          11.50%
                    --                --           --           9.93%
                56,224        $  739,096         0.56%            --
  2005              --                --           --           5.53%
                    --                --           --           4.05%
                59,370        $  704,554         0.56%            --
  2004              --                --           --          10.35%
                    --                --           --           8.80%
                61,357        $  694,282         0.67%            --
EQ/Caywood-Scholl High Yield Bond
---------------------------------
  2008              --                --           --        (19.50)%
                    --                --           --        (20.61)%
                18,445        $  131,696         8.08%            --
  2007              --                --           --           2.32%
                    --                --           --           0.82%
                15,706        $  143,500         7.16%            --
  2006              --                --           --           7.42%
                    --                --           --           5.92%
                10,025        $  103,369         7.96%            --
  2005              --                --           --           4.56%
                    --                --           --           3.58%
                 3,193        $   33,180        15.00%            --
EQ/Davis New York Venture
-------------------------
  2008              --                --           --        (39.54)%
                    --                --           --        (40.38)%
                36,597        $  242,910         0.62%            --
  2007              --                --           --           3.22%
                    --                --           --           1.75%
                24,733        $  273,949         0.62%            --
  2006              --                --           --           8.76%
                    --                --           --           8.29%
                 5,631        $   61,054         0.75%            --
EQ/Equity 500 Index
-------------------
  2008              --                --           --        (37.64)%
                    --                --           --        (38.51)%
                71,841        $  912,729         1.72%            --

                                     FSA-88

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/Equity 500 Index (Continued)
-------------------------------
  2007   Lowest contract charge 0.50% Class B           $ 34.94
         Highest contract charge 1.90% Class B          $ 28.72
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B           $ 33.46
         Highest contract charge 1.90% Class B          $ 27.90
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B           $ 29.22
         Highest contract charge 1.90% Class B          $ 24.71
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 28.13
         Highest contract charge 1.90% Class B          $ 24.12
         All contract charges                                --
EQ/Evergreen International Bond
-------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (e)       $ 11.58
         Highest contract charge 1.90% Class B (e)      $ 11.06
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (e)       $ 10.93
         Highest contract charge 1.90% Class B (e)      $ 10.59
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (e)       $ 10.05
         Highest contract charge 1.90% Class B (e)      $  9.88
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B (e)       $  9.77
         Highest contract charge 1.90% Class B (e)      $  9.74
         All contract charges                                --
EQ/Evergreen Omega
------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B           $  7.62
         Highest contract charge 1.90% Class B          $  6.62
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B           $ 10.58
         Highest contract charge 1.90% Class B          $  9.32
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B           $  9.55
         Highest contract charge 1.90% Class B          $  8.53
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B           $  9.07
         Highest contract charge 1.90% Class B          $  8.21
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $  8.77
         Highest contract charge 1.90% Class B          $  8.05
         All contract charges                                --
EQ/Franklin Income
------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (f)       $  7.20
         Highest contract charge 1.90% Class B (f)      $  6.97
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (f)       $ 10.62
         Highest contract charge 1.90% Class B (f)      $ 10.42
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (f)       $ 10.46
         Highest contract charge 1.90% Class B (f)      $ 10.41
         All contract charges                                --


                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
                (000s)          (000s)     Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
EQ/Equity 500 Index (Continued)
-------------------------------
  2007              --                --           --           4.42%
                    --                --           --           2.94%
                74,013        $1,576,822         1.31%            --
  2006              --                --           --          14.52%
                    --                --           --          12.91%
                76,302        $1,640,567         1.54%            --
  2005              --                --           --           3.88%
                    --                --           --           2.42%
                76,052        $1,537,157         1.35%            --
  2004              --                --           --           9.68%
                    --                --           --           8.14%
                67,829        $1,471,224         1.53%            --
EQ/Evergreen International Bond
-------------------------------
  2008              --                --           --           5.95%
                    --                --           --           4.44%
                36,828        $  413,319        19.53%            --
  2007              --                --           --           8.76%
                    --                --           --           7.19%
                18,195        $  194,602         3.41%            --
  2006              --                --           --           2.90%
                    --                --           --           1.46%
                 8,137        $   80,817         0.43%            --
  2005              --                --           --         (2.31)%
                    --                --           --         (2.63)%
                   659        $    6,422           --             --
EQ/Evergreen Omega
------------------
  2008              --                --           --        (27.98)%
                    --                --           --        (28.97)%
                15,753        $  128,962         0.60%            --
  2007              --                --           --          10.79%
                    --                --           --           9.26%
                15,374        $  176,492           --             --
  2006              --                --           --           5.34%
                    --                --           --           3.86%
                13,748        $  141,667         2.13%            --
  2005              --                --           --           3.44%
                    --                --           --           1.99%
                15,270        $  147,725         0.04%            --
  2004              --                --           --           6.51%
                    --                --           --           5.01%
                15,623        $  142,569         0.35%            --
EQ/Franklin Income
------------------
  2008              --                --           --        (32.20)%
                    --                --           --        (33.11)%
                60,463        $  425,663         6.36%            --
  2007              --                --           --           1.53%
                    --                --           --           0.10%
                57,439        $  601,803         4.16%            --
  2006              --                --           --           4.56%
                    --                --           --           4.11%
                12,757        $  132,983         2.34%            --

                                     FSA-89

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/Franklin Small Cap Value
---------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (f)      $  6.54
         Highest contract charge 1.90% Class B (f)     $  6.33
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (f)      $  9.86
         Highest contract charge 1.90% Class B (f)     $  9.68
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (f)      $ 10.85
         Highest contract charge 1.90% Class B (f)     $ 10.80
         All contract charges                               --
EQ/Franklin Templeton Founding Strategy
---------------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (n)      $  6.01
         Highest contract charge 1.90% Class B (n)     $  5.87
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (n)      $  9.57
         Highest contract charge 1.90% Class B (n)     $  9.48
         All contract charges                               --
EQ/GAMCO Mergers and Acquisitions
---------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)      $ 10.41
         Highest contract charge 1.90% Class B (d)     $  9.88
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (d)      $ 12.14
         Highest contract charge 1.90% Class B (d)     $ 11.69
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (d)      $ 11.79
         Highest contract charge 1.90% Class B (d)     $ 11.52
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (d)      $ 10.56
         Highest contract charge 1.90% Class B (d)     $ 10.46
         All contract charges                               --
EQ/GAMCO Small Company Value
----------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (c)      $ 24.17
         Highest contract charge 1.90% Class B (c)     $ 18.09
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (c)      $ 35.02
         Highest contract charge 1.90% Class B (c)     $ 26.60
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (c)      $ 32.21
         Highest contract charge 1.90% Class B (c)     $ 24.81
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (c)      $ 27.24
         Highest contract charge 1.90% Class B (c)     $ 21.28
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (c)      $ 26.24
         Highest contract charge 1.90% Class B (c)     $ 20.79
         All contract charges                               --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/Franklin Small Cap Value
---------------------------
  2008              --               --            --        (33.67)%
                    --               --            --        (34.61)%
                11,658         $ 74,460          1.06%            --
  2007              --               --            --         (9.12)%
                    --               --            --        (10.37)%
                 5,985         $ 58,243          0.48%            --
  2006              --               --            --           8.50%
                    --               --            --           8.03%
                 1,481         $ 16,022          0.54%            --
EQ/Franklin Templeton Founding Strategy
---------------------------------------
  2008              --               --            --        (37.20)%
                    --               --            --        (38.08)%
               168,583         $996,068          5.08%            --
  2007              --               --            --         (4.30)%
                    --               --            --         (5.20)%
                83,451         $793,251          2.63%          --
EQ/GAMCO Mergers and Acquisitions
---------------------------------
  2008              --               --            --        (14.25)%
                    --               --            --        (15.48)%
                11,081         $111,017          0.50%            --
  2007              --               --            --           2.97%
                    --               --            --           1.48%
                11,173         $131,859          0.78%            --
  2006              --               --            --          11.65%
                    --               --            --          10.08%
                 7,462         $ 86,530          6.34%            --
  2005              --               --            --           5.64%
                    --               --            --           4.65%
                 2,307         $ 24,225          5.28%            --
EQ/GAMCO Small Company Value
----------------------------
  2008              --               --            --        (30.98)%
                    --               --            --        (31.99)%
                18,794         $392,717          0.61%            --
  2007              --               --            --           8.72%
                    --               --            --           7.21%
                15,674         $470,454          0.52%            --
  2006              --               --            --          18.24%
                    --               --            --          16.58%
                 8,969         $243,842          1.60%            --
  2005              --               --            --           3.80%
                    --               --            --           2.34%
                 5,611         $129,461          1.01%            --
  2004              --               --            --          13.51%
                    --               --            --          13.22%
                   797         $ 17,882          0.39%            --

                                     FSA-90

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/International Core PLUS
--------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $  9.76
         Highest contract charge 1.90% Class B         $  8.51
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 17.78
         Highest contract charge 1.90% Class B         $ 15.73
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 15.51
         Highest contract charge 1.90% Class B         $ 13.91
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 13.07
         Highest contract charge 1.90% Class B         $ 11.89
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B          $ 11.22
         Highest contract charge 1.90% Class B         $ 10.35
         All contract charges                               --
EQ/International Growth
-----------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)      $  9.93
         Highest contract charge 1.90% Class B (d)     $  9.43
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (d)      $ 16.72
         Highest contract charge 1.90% Class B (d)     $ 16.10
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (d)      $ 14.46
         Highest contract charge 1.90% Class B (d)     $ 14.12
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (d)      $ 11.56
         Highest contract charge 1.90% Class B (d)     $ 11.46
         All contract charges                               --
EQ/JPMorgan Core Bond
---------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 14.39
         Highest contract charge 1.90% Class B         $ 12.31
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 15.88
         Highest contract charge 1.90% Class B         $ 13.78
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 15.48
         Highest contract charge 1.90% Class B         $ 13.63
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 14.95
         Highest contract charge 1.90% Class B         $ 13.35
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B          $ 14.70
         Highest contract charge 1.90% Class B         $ 13.31
         All contract charges                               --
EQ/JPMorgan Value Opportunities
-------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 10.28
         Highest contract charge 1.90% Class B         $  8.72
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 17.16
         Highest contract charge 1.90% Class B         $ 14.75
         All contract charges                               --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/International Core PLUS
--------------------------
  2008              --                --           --        (45.11)%
                    --                --           --        (45.90)%
                57,050        $  554,312         1.49%            --
  2007              --                --           --          14.64%
                    --                --           --          13.08%
                57,566        $1,024,304         0.39%            --
  2006              --                --           --          18.65%
                    --                --           --          16.99%
                62,676        $  973,881         1.38%            --
  2005              --                --           --          16.51%
                    --                --           --          14.91%
                56,000        $  728,289         1.54%            --
  2004              --                --           --          13.04%
                    --                --           --          11.45%
                49,365        $  543,898         1.64%            --
EQ/International Growth
-----------------------
  2008              --                --           --        (40.61)%
                    --                --           --        (41.43)%
                20,631        $  168,007         0.99%            --
  2007              --                --           --          15.63%
                    --                --           --          14.02%
                16,401        $  237,725         0.72%            --
  2006              --                --           --          25.01%
                    --                --           --          23.26%
                 6,096        $   83,819         1.21%            --
  2005              --                --           --          15.64%
                    --                --           --          14.56%
                 1,394        $   16,015         2.07%            --
EQ/JPMorgan Core Bond
---------------------
  2008              --                --           --         (9.38)%
                    --                --           --        (10.67)%
                80,413        $  913,345         4.06%            --
  2007              --                --           --           2.58%
                    --                --           --           1.10%
                99,922        $1,271,392         4.32%            --
  2006              --                --           --           3.54%
                    --                --           --           2.09%
                99,116        $1,260,924         4.37%            --
  2005              --                --           --           1.71%
                    --                --           --           0.28%
                93,448        $1,190,350         3.56%            --
  2004              --                --           --           3.58%
                    --                --           --           2.12%
                80,724        $1,064,120         4.15%            --
EQ/JPMorgan Value Opportunities
-------------------------------
  2008              --                --           --        (40.09)%
                    --                --           --        (40.88)%
                23,322        $  210,531         1.78%            --
  2007              --                --           --         (1.72)%
                    --                --           --         (3.09)%
                27,538        $  419,788         1.32%            --

                                     FSA-91

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                            Years Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                                Units Outstanding   Net Assets     Investment         Total
                                                  Units value         (000s)          (000s)     Income ratio**     Return***
                                                 ------------- ------------------- ------------ ---------------- --------------
EQ/JPMorgan Value Opportunities (Continued)
-------------------------------------------
  2006   Lowest contract charge 0.50% Class B       $ 17.46               --               --            --         19.78%
         Highest contract charge 1.90% Class B      $ 15.22               --               --            --         18.10%
         All contract charges                            --           31,332         $492,862          4.27%           --
  2005   Lowest contract charge 0.50% Class B       $ 14.58               --               --            --          3.41%
         Highest contract charge 1.90% Class B      $ 12.89               --               --            --          1.95%
         All contract charges                            --           35,102         $468,128          1.50%           --
  2004   Lowest contract charge 0.50% Class B       $ 14.10               --               --            --         10.33%
         Highest contract charge 1.90% Class B      $ 12.64               --               --            --          8.78%
         All contract charges                            --           38,178         $499,166          1.28%           --
EQ/Large Cap Core PLUS
----------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $  7.29               --               --            --       (37.75)%
         Highest contract charge 1.90% Class B      $  6.33               --               --            --       (38.60)%
         All contract charges                            --           18,391         $129,337          0.34%           --
  2007   Lowest contract charge 0.50% Class B       $ 11.71               --               --            --          3.35%
         Highest contract charge 1.90% Class B      $ 10.31               --               --            --          1.88%
         All contract charges                            --           21,585         $243,826          1.14%           --
  2006   Lowest contract charge 0.50% Class B       $ 11.33               --               --            --         12.38%
         Highest contract charge 1.90% Class B      $ 10.12               --               --            --         10.80%
         All contract charges                            --           26,152         $286,441          0.84%           --
  2005   Lowest contract charge 0.50% Class B       $ 10.08               --               --            --          6.66%
         Highest contract charge 1.90% Class B      $  9.13               --               --            --          5.16%
         All contract charges                            --           30,163         $294,159          0.49%           --
  2004   Lowest contract charge 0.50% Class B       $  9.45               --               --            --         10.84%
         Highest contract charge 1.90% Class B      $  8.68               --               --            --          9.28%
         All contract charges                            --           32,507         $295,494          0.58%           --
EQ/Large Cap Growth Index
-------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $  5.37               --               --            --       (36.60)%
         Highest contract charge 1.90% Class B      $  4.68               --               --            --       (37.52)%
         All contract charges                            --           41,922         $245,887          0.14%           --
  2007   Lowest contract charge 0.50% Class B       $  8.47               --               --            --         13.39%
         Highest contract charge 1.90% Class B      $  7.49               --               --            --         11.79%
         All contract charges                            --           45,255         $411,124            --
  2006   Lowest contract charge 0.50% Class B       $  7.47               --               --            --        (1.04)
         Highest contract charge 1.90% Class B      $  6.70               --               --            --        (2.43)
         All contract charges                            --           49,049         $384,363            --            --
  2005   Lowest contract charge 0.50% Class B       $  7.55               --               --            --         14.36%
         Highest contract charge 1.90% Class B      $  6.86               --               --            --         12.75%
         All contract charges                            --           53,599         $409,334            --            --
  2004   Lowest contract charge 0.50% Class B       $  6.60               --               --            --          7.84%
         Highest contract charge 1.90% Class B      $  6.09               --               --            --          6.32%
         All contract charges                            --           54,060         $349,068            --            --
EQ/Large Cap Growth PLUS
------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $ 11.59               --               --            --       (38.55)%
         Highest contract charge 1.90% Class B      $  9.82               --               --            --       (39.42)%
         All contract charges                            --           19,719         $193,193          0.11%           --
  2007   Lowest contract charge 0.50% Class B       $ 18.86               --               --            --         15.07%
         Highest contract charge 1.90% Class B      $ 16.21               --               --            --         13.36%
         All contract charges                            --           22,503         $363,276          0.41%           --
  2006   Lowest contract charge 0.50% Class B       $ 16.39               --               --            --          7.24%
         Highest contract charge 1.90% Class B      $ 14.30               --               --            --          5.74%
         All contract charges                            --           18,659         $269,728            --            --

                                     FSA-92

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/Large Cap Growth PLUS (Continued)
------------------------------------
  2005   Lowest contract charge 0.50% Class B           $ 15.29
         Highest contract charge 1.90% Class B          $ 13.52
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 14.09
         Highest contract charge 1.90% Class B          $ 12.64
         All contract charges                                --
EQ/Large Cap Value Index
------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (e)       $  4.57
         Highest contract charge 1.90% Class B (e)      $  4.36
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (e)       $ 10.61
         Highest contract charge 1.90% Class B (e)      $ 10.28
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (e)       $ 11.33
         Highest contract charge 1.90% Class B (e)      $ 11.14
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B (e)       $ 10.66
         Highest contract charge 1.90% Class B (e)      $ 10.63
         All contract charges                                --
EQ/Large Cap Value PLUS (l)
---------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B           $ 10.38
         Highest contract charge 1.90% Class B          $  8.88
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B           $ 18.41
         Highest contract charge 1.90% Class B          $ 15.98
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B           $ 19.39
         Highest contract charge 1.90% Class B          $ 17.07
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B           $ 16.05
         Highest contract charge 1.90% Class B          $ 14.33
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 15.30
         Highest contract charge 1.90% Class B          $ 13.86
         All contract charges                                --
EQ/Long Term Bond
-----------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)       $ 11.37
         Highest contract charge 1.90% Class B (d)      $ 10.80
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (d)       $ 10.89
         Highest contract charge 1.90% Class B (d)      $ 10.48
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (d)       $ 10.19
         Highest contract charge 1.90% Class B (d)      $  9.95
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B (d)       $ 10.06
         Highest contract charge 1.90% Class B (d)      $  9.96
         All contract charges                                --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/Large Cap Growth PLUS (Continued)
------------------------------------
  2005              --                --           --           8.48%
                    --                --           --           6.96%
                19,808        $  272,973           --             --
  2004              --                --           --          12.06%
                    --                --           --          10.48%
                20,997        $  272,395           --             --
EQ/Large Cap Value Index
------------------------
  2008              --                --           --        (56.93)%
                    --                --           --        (57.59)%
                16,998        $   75,141         1.37%            --
  2007              --                --           --         (6.35)%
                    --                --           --         (7.72)%
                17,409        $  180,500           --             --
  2006              --                --           --           6.30%
                    --                --           --           4.81%
                15,831        $  177,206         0.05%            --
  2005              --                --           --           6.62%
                    --                --           --           6.26%
                 2,464        $   26,219         0.13%            --
EQ/Large Cap Value PLUS (l)
---------------------------
  2008              --                --           --        (43.62)%
                    --                --           --        (44.43)%
               128,632        $1,114,977         2.84%            --
  2007              --                --           --         (5.05)%
                    --                --           --         (6.39)%
               150,945        $2,349,958         1.61%            --
  2006              --                --           --          20.78%
                    --                --           --          19.09%
               110,933        $1,850,638         1.64%            --
  2005              --                --           --           4.91%
                    --                --           --           3.44%
               101,618        $1,439,640         1.18%            --
  2004              --                --           --          12.88%
                    --                --           --          11.29%
                91,811        $1,278,595         1.46%            --
EQ/Long Term Bond
-----------------
  2008              --                --           --           4.41%
                    --                --           --           3.05%
                13,056        $  136,537         6.19%            --
  2007              --                --           --           6.87%
                    --                --           --           5.33%
                11,044        $  114,596         4.52%            --
  2006              --                --           --           1.31%
                    --                --           --         (0.11)%
                 8,360        $   83,248         5.01%            --
  2005              --                --           --           0.56%
                    --                --           --         (0.38)%
                 4,300        $   42,957         5.08%            --


                                     FSA-93

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/Lord Abbett Growth and Income
--------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)      $  8.08
         Highest contract charge 1.90% Class B (d)     $  7.67
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (d)      $ 12.80
         Highest contract charge 1.90% Class B (d)     $ 12.32
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (d)      $ 12.43
         Highest contract charge 1.90% Class B (d)     $ 12.14
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (d)      $ 10.66
         Highest contract charge 1.90% Class B (d)     $ 10.56
         All contract charges                               --
EQ/Lord Abbett Large Cap Core
-----------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)      $  9.01
         Highest contract charge 1.90% Class B (d)     $  8.55
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (d)      $ 13.11
         Highest contract charge 1.90% Class B (d)     $ 12.63
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (d)      $ 11.91
         Highest contract charge 1.90% Class B (d)     $ 11.63
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (d)      $ 10.62
         Highest contract charge 1.90% Class B (d)     $ 10.52
         All contract charges                               --
EQ/Lord Abbett Mid Cap Value
----------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)      $  7.62
         Highest contract charge 1.90% Class B (d)     $  7.24
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (d)      $ 12.55
         Highest contract charge 1.90% Class B (d)     $ 12.09
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (d)      $ 12.54
         Highest contract charge 1.90% Class B (d)     $ 12.25
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (d)      $ 11.21
         Highest contract charge 1.90% Class B (d)     $ 11.11
         All contract charges                               --
EQ/Marsico Focus
----------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 11.60
         Highest contract charge 1.90% Class B         $ 10.45
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 19.52
         Highest contract charge 1.90% Class B         $ 17.85
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 17.20
         Highest contract charge 1.90% Class B         $ 15.95
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 15.82
         Highest contract charge 1.90% Class B         $ 14.88
         All contract charges                               --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/Lord Abbett Growth and Income
--------------------------------
  2008              --                --           --        (36.88)%
                    --                --           --        (37.74)%
                12,007        $   93,540         1.55%            --
  2007              --                --           --           2.98%
                    --                --           --           1.48%
                11,815        $  147,275         1.13%            --
  2006              --                --           --          16.63%
                    --                --           --          14.99%
                11,071        $  135,386         1.21%            --
  2005              --                --           --           6.59%
                    --                --           --           5.59%
                 3,072        $   32,532         1.42%            --
EQ/Lord Abbett Large Cap Core
-----------------------------
  2008              --                --           --        (31.27)%
                    --                --           --        (32.30)%
                 9,794        $   85,138         1.16%            --
  2007              --                --           --          10.08%
                    --                --           --           8.60%
                 6,105        $   78,014         0.80%            --
  2006              --                --           --          12.13%
                    --                --           --          10.56%
                 4,229        $   49,544         1.21%            --
  2005              --                --           --           6.21%
                    --                --           --           5.22%
                 2,022        $   21,339         0.84%            --
EQ/Lord Abbett Mid Cap Value
----------------------------
  2008              --                --           --        (39.28)%
                    --                --           --        (40.12)%
                25,830        $  190,155         1.52%            --
  2007              --                --           --           0.08 %
                    --                --           --         (1.31)%
                24,325        $  297,470         0.54%            --
  2006              --                --           --          11.87%
                    --                --           --          10.30%
                17,475        $  215,636         1.22%            --
  2005              --                --           --          12.11%
                    --                --           --          11.07%
                 9,142        $  101,817         1.70%            --
EQ/Marsico Focus
----------------
  2008              --                --           --        (40.57)%
                    --                --           --        (41.46)%
               118,651        $1,143,520         0.95%            --
  2007              --                --           --          13.49%
                    --                --           --          11.91%
               115,724        $1,909,092         0.18%            --
  2006              --                --           --           8.78%
                    --                --           --           7.25%
               110,995        $1,644,626         0.73%            --
  2005              --                --           --          10.15%
                    --                --           --           8.61%
                91,026        $1,281,504           --             --

                                     FSA-94

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                            Years Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                                Units Outstanding   Net Assets     Investment         Total
                                                  Units value         (000s)          (000s)     Income ratio**     Return***
                                                 ------------- ------------------- ------------ ---------------- --------------
EQ/Marsico Focus (Continued)
----------------------------
  2004   Lowest contract charge 0.50% Class B       $ 14.36               --                --           --          9.96%
         Highest contract charge 1.90% Class B      $ 13.70               --                --           --          8.41%
         All contract charges                            --           69,842        $  931,060           --            --
EQ/Mid Cap Index
----------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $  7.36               --                --           --       (49.55)%
         Highest contract charge 1.90% Class B      $  6.54               --                --           --       (50.27)%
         All contract charges                            --           67,946        $  500,886         0.89%           --
  2007   Lowest contract charge 0.50% Class B       $ 14.59               --                --           --          7.44%
         Highest contract charge 1.90% Class B      $ 13.15               --                --           --          5.96%
         All contract charges                            --           70,501        $1,035,525           --            --
  2006   Lowest contract charge 0.50% Class B       $ 13.58               --                --           --         10.97%
         Highest contract charge 1.90% Class B      $ 12.41               --                --           --          9.41%
         All contract charges                            --           72,246        $  989,519         3.28%           --
  2005   Lowest contract charge 0.50% Class B       $ 12.23               --                --           --          5.84%
         Highest contract charge 1.90% Class B      $ 11.35               --                --           --          4.35%
         All contract charges                            --           70,729        $  867,602         7.65%           --
  2004   Lowest contract charge 0.50% Class B       $ 11.56               --                --           --         15.45%
         Highest contract charge 1.90% Class B      $ 10.87               --                --           --         13.82%
         All contract charges                            --           64,623        $  740,923         2.53%           --
EQ/Mid Cap Value PLUS
---------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $ 11.23               --                --           --       (39.85)%
         Highest contract charge 1.90% Class B      $  9.52               --                --           --       (40.69)%
         All contract charges                            --           41,940        $  400,022         1.38%           --
  2007   Lowest contract charge 0.50% Class B       $ 18.67               --                --           --        (2.10)%
         Highest contract charge 1.90% Class B      $ 16.05               --                --           --        (3.49)%
         All contract charges                            --           50,595        $  811,824         0.97%           --
  2006   Lowest contract charge 0.50% Class B       $ 19.07               --                --           --         11.92%
         Highest contract charge 1.90% Class B      $ 16.63               --                --           --         10.35%
         All contract charges                            --           57,023        $  948,678         0.31%           --
  2005   Lowest contract charge 0.50% Class B       $ 17.04               --                --           --         10.77%
         Highest contract charge 1.90% Class B      $ 15.07               --                --           --          9.21%
         All contract charges                            --           54,946        $  832,305         4.89%           --
  2004   Lowest contract charge 0.50% Class B       $ 15.38               --                --           --         17.26%
         Highest contract charge 1.90% Class B      $ 13.80               --                --           --         15.61%
         All contract charges                            --           46,228        $  648,657         2.63%           --
EQ/Money Market
---------------
         Unit Value 0.00% to 1.90%*
  2008   Lowest contract charge 0.00% Class B       $ 44.43               --                --           --          2.11%
         Highest contract charge 1.90% Class B      $ 26.24               --                --           --          0.15%
         All contract charges                            --           90,924        $1,493,712         1.93%           --
  2007   Lowest contract charge 0.00% Class B       $ 43.51               --                --           --          4.72%
         Highest contract charge 1.90% Class B      $ 26.20               --                --           --          2.70%
         All contract charges                            --           45,468        $  851,459         4.59%           --
  2006   Lowest contract charge 0.00% Class B       $ 41.55               --                --           --          4.48%
         Highest contract charge 1.90% Class B      $ 25.51               --                --           --          2.51%
         All contract charges                            --           33,332        $  612,694         4.41%           --
  2005   Lowest contract charge 0.00% Class B       $ 39.77               --                --           --          2.62%
         Highest contract charge 1.90% Class B      $ 24.88               --                --           --          0.68%
         All contract charges                            --           24,414        $  483,274         2.57%           --
  2004   Lowest contract charge 0.00% Class B       $ 38.75               --                --           --          0.78%
         Highest contract charge 1.90% Class B      $ 24.71               --                --           --        (1.14)%
         All contract charges                            --           22,453        $  474,277         0.74%           --

                                     FSA-95

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/Montag & Caldwell Growth
---------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (c)      $  4.22
         Highest contract charge 1.90% Class B (c)     $  3.66
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (c)      $  6.32
         Highest contract charge 1.90% Class B (c)     $  5.56
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (c)      $  5.26
         Highest contract charge 1.90% Class B (c)     $  4.69
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (c)      $  4.90
         Highest contract charge 1.90% Class B (c)     $  4.43
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (c)      $  4.67
         Highest contract charge 1.90% Class B (c)     $  4.28
         All contract charges                               --
EQ/Mutual Shares
----------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (f)      $  6.69
         Highest contract charge 1.90% Class B (f)     $  6.47
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (f)      $ 10.86
         Highest contract charge 1.90% Class B (f)     $ 10.66
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (f)      $ 10.74
         Highest contract charge 1.90% Class B (f)     $ 10.69
         All contract charges                               --
EQ/Oppenheimer Global
---------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (f)      $  6.90
         Highest contract charge 1.90% Class B (f)     $  6.68
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (f)      $ 11.70
         Highest contract charge 1.90% Class B (f)     $ 11.48
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (f)      $ 11.12
         Highest contract charge 1.90% Class B (f)     $ 11.07
         All contract charges                               --
EQ/Oppenheimer Main Street Opportunity
--------------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (f)      $  6.87
         Highest contract charge 1.90% Class B (f)     $  6.64
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (f)      $ 11.28
         Highest contract charge 1.90% Class B (f)     $ 11.07
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (f)      $ 10.96
         Highest contract charge 1.90% Class B (f)     $ 10.91
         All contract charges                               --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/Montag & Caldwell Growth
---------------------------
  2008              --               --            --        (33.23)%
                    --               --            --        (34.17)%
                43,561         $143,894          0.26%            --
  2007              --               --            --          20.15%
                    --               --            --          18.55%
                18,657         $100,498          0.37%            --
  2006              --               --            --           7.41%
                    --               --            --           5.90%
                 6,440         $ 30,006          0.21%            --
  2005              --               --            --           4.88%
                    --               --            --           3.41%
                 4,693         $ 21,467          0.44%            --
  2004              --               --            --           7.93%
                    --               --            --           7.65%
                   451         $  1,993          0.48%            --
EQ/Mutual Shares
----------------
  2008              --               --            --        (38.40)%
                    --               --            --        (39.31)%
                31,398         $205,168          3.61%            --
  2007              --               --            --           1.12%
                    --               --            --         (0.28)%
                32,835         $351,879            --             --
  2006              --               --            --           7.38%
                    --               --            --           6.92%
                 7,714         $ 82,586          0.39%            --
EQ/Oppenheimer Global
---------------------
  2008              --               --            --        (41.03)%
                    --               --            --        (41.81)%
                13,246         $ 89,280          1.29%            --
  2007              --               --            --           5.22%
                    --               --            --           3.70%
                 9,648         $111,407          0.39%            --
  2006              --               --            --          11.23%
                    --               --            --          10.75%
                 1,756         $ 19,483          0.07%            --
EQ/Oppenheimer Main Street Opportunity
--------------------------------------
  2008              --               --            --        (39.10)%
                    --               --            --        (40.02)%
                 4,048         $ 27,160          0.65%            --
  2007              --               --            --           2.92%
                    --               --            --           1.47%
                 3,395         $ 37,791          0.59%            --
  2006              --               --            --           9.61%
                    --               --            --           9.13%
                   726         $  7,942          2.04%            --

                                     FSA-96

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/Oppenheimer Main Street Small Cap
------------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (f)      $  6.68
         Highest contract charge 1.90% Class B (f)     $  6.47
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (f)      $ 10.88
         Highest contract charge 1.90% Class B (f)     $ 10.68
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (f)      $ 11.13
         Highest contract charge 1.90% Class B (f)     $ 11.08
         All contract charges                               --
EQ/PIMCO Real Return
--------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)      $ 10.57
         Highest contract charge 1.90% Class B (d)     $ 10.03
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (d)      $ 11.07
         Highest contract charge 1.90% Class B (d)     $ 10.66
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (d)      $  9.98
         Highest contract charge 1.90% Class B (d)     $  9.75
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (d)      $  9.99
         Highest contract charge 1.90% Class B (d)     $  9.90
         All contract charges                               --
EQ/Quality Bond PLUS
--------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 17.75
         Highest contract charge 1.90% Class B         $ 14.30
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 19.09
         Highest contract charge 1.90% Class B         $ 15.60
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 18.35
         Highest contract charge 1.90% Class B         $ 15.21
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 17.77
         Highest contract charge 1.90% Class B         $ 14.94
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B          $ 17.51
         Highest contract charge 1.90% Class B         $ 14.93
         All contract charges                               --
EQ/Short Duration Bond
----------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)      $ 10.61
         Highest contract charge 1.90% Class B (d)     $ 10.07
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (d)      $ 10.88
         Highest contract charge 1.90% Class B (d)     $ 10.48
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (d)      $ 10.38
         Highest contract charge 1.90% Class B (d)     $ 10.14
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (d)      $ 10.04
         Highest contract charge 1.90% Class B (d)     $  9.94
         All contract charges                               --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/Oppenheimer Main Street Small Cap
------------------------------------
  2008              --               --            --        (38.60)%
                    --               --            --        (39.42)%
                 7,550         $ 49,305          0.10%            --
  2007              --               --            --         (2.25)%
                    --               --            --         (3.61)%
                 5,614         $ 60,151            --             --
  2006              --               --            --          11.28%
                    --               --            --          10.79%
                   868         $  9,639          1.06%            --
EQ/PIMCO Real Return
--------------------
  2008              --               --            --         (4.52)%
                    --               --            --         (5.91)%
                91,323         $917,805          3.21%            --
  2007              --               --            --          10.92%
                    --               --            --           9.33%
                45,578         $486,803          3.07%            --
  2006              --               --            --         (0.11)%
                    --               --            --         (1.51)%
                31,108         $304,380          4.98%            --
  2005              --               --            --         (0.09)%
                    --               --            --         (1.02)%
                15,284         $151,723          5.31%            --
EQ/Quality Bond PLUS
--------------------
  2008              --               --            --         (7.02)%
                    --               --            --         (8.33)%
                26,466         $326,277          5.04%            --
  2007              --               --            --           4.03%
                    --               --            --           2.56%
                28,944         $393,130          4.95%            --
  2006              --               --            --           3.30%
                    --               --            --           1.85%
                27,600         $371,451          4.04%            --
  2005              --               --            --           1.49%
                    --               --            --           0.07%
                25,641         $349,668          3.92%            --
  2004              --               --            --           3.23%
                    --               --            --           1.78%
                21,465         $310,126          4.04%            --
EQ/Short Duration Bond
----------------------
  2008              --               --            --         (2.48)%
                    --               --            --         (3.91)%
                13,905         $141,793          7.47%            --
  2007              --               --            --           4.82%
                    --               --            --           3.35%
                 7,630         $ 80,793          4.54%            --
  2006              --               --            --           3.44%
                    --               --            --           1.99%
                 5,862         $ 59,826          4.22%            --
  2005              --               --            --           0.36%
                    --               --            --         (0.58)%
                 1,852         $ 18,465          2.64%            --

                                     FSA-97

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/Small Company Index
----------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B           $ 11.85
         Highest contract charge 1.90% Class B          $ 10.14
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B           $ 18.09
         Highest contract charge 1.90% Class B          $ 15.70
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B           $ 18.52
         Highest contract charge 1.90% Class B          $ 16.30
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B           $ 15.81
         Highest contract charge 1.90% Class B          $ 14.12
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 15.24
         Highest contract charge 1.90% Class B          $ 13.80
         All contract charges                                --
EQ/T. Rowe Price Growth Stock (i)
---------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (c)       $ 11.86
         Highest contract charge 1.90% Class B (c)      $  8.88
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (c)       $ 20.63
         Highest contract charge 1.90% Class B (c)      $ 15.67
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (c)       $ 19.34
         Highest contract charge 1.90% Class B (c)      $ 14.89
         All contract charges                                --
  2005   Lowest contract charge 0.50% Class B (c)       $ 20.25
         Highest contract charge 1.90% Class B (c)      $ 15.82
         Unit Value 0.50% to 1.90%*                          --
  2004   Lowest contract charge 0.50% Class B (c)       $ 19.57
         Highest contract charge 1.90% Class B (c)      $ 15.50
         All contract charges                                --
EQ/Templeton Growth
-------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (f)       $  6.45
         Highest contract charge 1.90% Class B (f)      $  6.24
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (f)       $ 10.96
         Highest contract charge 1.90% Class B (f)      $ 10.75
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (f)       $ 10.79
         Highest contract charge 1.90% Class B (f)      $ 10.74
         All contract charges                                --
EQ/UBS Growth and Income
------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (c)       $  4.02
         Highest contract charge 1.90% Class B (c)      $  3.49
         All contract charges                                --
  2007   Lowest contract charge 0.50% Class B (c)       $  6.74
         Highest contract charge 1.90% Class B (c)      $  5.93
         All contract charges                                --
  2006   Lowest contract charge 0.50% Class B (c)       $  6.70
         Highest contract charge 1.90% Class B (c)      $  5.97
         All contract charges                                --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/Small Company Index
----------------------
  2008              --               --            --        (34.49)%
                    --               --            --        (35.41)%
                28,477         $282,432          0.85%            --
  2007              --               --            --         (2.32)%
                    --               --            --         (3.68)%
                28,985         $444,440          1.31%            --
  2006              --               --            --          17.12%
                    --               --            --          15.48%
                29,757         $475,296          1.32%            --
  2005              --               --            --           3.74%
                    --               --            --           2.28%
                26,002         $364,087          1.15%            --
  2004              --               --            --          17.08%
                    --               --            --          15.44%
                24,789         $343,808          2.47%            --
EQ/T. Rowe Price Growth Stock (i)
---------------------------------
  2008              --               --            --        (42.51)%
                    --               --            --        (43.33)%
                19,024         $167,244            --             --
  2007              --               --            --           6.67%
                    --               --            --           5.24%
                17,951         $291,072          0.13%            --
  2006              --               --            --         (4.49)%
                    --               --            --         (5.83)%
                 3,277         $ 51,291            --             --
  2005              --               --            --           3.47%
                    --               --            --           2.02%
                 2,742         $ 47,015            --             --
  2004              --               --            --          12.32%
                    --               --            --          12.03%
                   265         $  4,449            --             --
EQ/Templeton Growth
-------------------
  2008              --               --            --        (41.15)%
                    --               --            --        (41.95)%
                23,768         $149,788          1.56%            --
  2007              --               --            --           1.58%
                    --               --            --           0.09%
                26,167         $282,910          0.63%            --
  2006              --               --            --           7.86%
                    --               --            --           7.39%
                 6,220         $ 66,882          0.46%            --
EQ/UBS Growth and Income
------------------------
  2008              --               --            --        (40.36)%
                    --               --            --        (41.15)%
                14,961         $ 48,057          1.26%            --
  2007              --               --            --           0.60%
                    --               --            --         (0.67)%
                15,122         $ 84,474          0.85%            --
  2006              --               --            --          13.58%
                    --               --            --          11.99%
                11,683         $ 70,569          0.90%            --

                                     FSA-98

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                       Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/UBS Growth and Income (Continued)
------------------------------------
  2005   Lowest contract charge 0.50% Class B (c)      $  5.90
         Highest contract charge 1.90% Class B (c)     $  5.33
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (c)      $  5.44
         Highest contract charge 1.90% Class B (c)     $  4.99
         All contract charges                               --
EQ/Van Kampen Comstock
----------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)      $  7.36
         Highest contract charge 1.90% Class B (d)     $  6.99
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (d)      $ 11.73
         Highest contract charge 1.90% Class B (d)     $ 11.30
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (d)      $ 12.10
         Highest contract charge 1.90% Class B (d)     $ 11.81
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (d)      $ 10.49
         Highest contract charge 1.90% Class B (d)     $ 10.39
         All contract charges                               --
EQ/Van Kampen Emerging Markets Equity
-------------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 12.25
         Highest contract charge 1.90% Class B         $ 10.43
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 28.86
         Highest contract charge 1.90% Class B         $ 24.92
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 20.43
         Highest contract charge 1.90% Class B         $ 17.89
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 14.98
         Highest contract charge 1.90% Class B         $ 13.30
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B          $ 11.34
         Highest contract charge 1.90% Class B         $ 10.21
         All contract charges                               --
EQ/Van Kampen Mid Cap Growth
----------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (d)      $  8.64
         Highest contract charge 1.90% Class B (d)     $  8.20
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (d)      $ 16.48
         Highest contract charge 1.90% Class B (d)     $ 15.87
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (d)      $ 13.53
         Highest contract charge 1.90% Class B (d)     $ 13.21
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (d)      $ 12.44
         Highest contract charge 1.90% Class B (d)     $ 12.33



                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/UBS Growth and Income (Continued)
------------------------------------
  2005              --                --           --           8.46%
                    --                --           --           6.94%
                 6,468        $   35,639         1.24%            --
  2004              --                --           --          11.67%
                    --                --           --          11.38%
                   449        $    2,306         3.51%            --
EQ/Van Kampen Comstock
----------------------
  2008              --                --           --        (37.25)%
                    --                --           --        (38.14)%
                26,088        $  185,024         1.98%            --
  2007              --                --           --         (3.06)%
                    --                --           --         (4.32)%
                25,019        $  285,776         1.63%            --
  2006              --                --           --          15.33%
                    --                --           --          13.71%
                21,516        $  255,976         3.07%            --
  2005              --                --           --           4.88%
                    --                --           --           3.90%
                 9,231        $   96,174         2.07%            --
EQ/Van Kampen Emerging Markets Equity
-------------------------------------
  2008              --                --           --        (57.55)%
                    --                --           --        (58.15)%
                53,574        $  696,118         0.15%           --
  2007              --                --           --          41.26%
                    --                --           --          39.30%
                53,185        $1,627,247           --             --
  2006              --                --           --          36.37%
                    --                --           --          34.46%
                47,631        $1,034,450         0.45%            --
  2005              --                --           --          32.12%
                    --                --           --          30.27%
                38,941        $  606,208         0.63%            --
  2004              --                --           --          23.06%
                    --                --           --          21.33%
                26,330        $  296,336         0.74%            --
EQ/Van Kampen Mid Cap Growth
----------------------------
  2008              --                --           --        (47.57)%
                    --                --           --        (48.33)%
                25,257        $  210,339           --             --
  2007              --                --           --          21.80%
                    --                --           --          20.14%
                19,555        $  313,835         0.33%            --
  2006              --                --           --           8.71%
                    --                --           --           7.19%
                 8,738        $  116,309         0.47%            --
  2005              --                --           --          24.44%
                    --                --           --          23.28%

                                     FSA-99

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
EQ/Van Kampen Real Estate (k) (m)
---------------------------------
         Unit Value 1.20% to 1.70%*
  2008   Lowest contract charge 1.20% Class B (m)      $  5.01
         Highest contract charge 1.70% Class B (m)     $  4.97
         All contract charges                               --
  2007   Lowest contract charge 1.20% Class B (m)      $  8.29
         Highest contract charge 1.70% Class B (m)     $  8.27
         All contract charges                               --
Multimanager Aggressive Equity
------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 41.97
         Highest contract charge 1.90% Class B         $ 30.32
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 79.11
         Highest contract charge 1.90% Class B         $ 57.97
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 71.38
         Highest contract charge 1.90% Class B         $ 53.06
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 68.25
         Highest contract charge 1.90% Class B         $ 51.46
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B          $ 63.39
         Highest contract charge 1.90% Class B         $ 48.47
         All contract charges                               --
Multimanager Core Bond
----------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 12.94
         Highest contract charge 1.90% Class B         $ 11.72
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 12.69
         Highest contract charge 1.90% Class B         $ 11.66
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 12.01
         Highest contract charge 1.90% Class B         $ 11.19
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 11.63
         Highest contract charge 1.90% Class B         $ 10.99
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B          $ 11.49
         Highest contract charge 1.90% Class B         $ 11.01
         All contract charges                               --
Multimanager Health Care
------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $  9.96
         Highest contract charge 1.90% Class B         $  9.02
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 13.68
         Highest contract charge 1.90% Class B         $ 12.56
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 12.61
         Highest contract charge 1.90% Class B         $ 11.75
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 12.06
         Highest contract charge 1.90% Class B         $ 11.39
         All contract charges                               --


                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/Van Kampen Real Estate (k) (m)
---------------------------------
  2008              --               --            --        (39.57)%
                    --               --            --        (39.90)%
                58,364         $290,993          2.49%            --
  2007              --               --            --        (17.10)%
                    --               --            --        (17.30)%
                54,475         $451,152          1.00%            --
Multimanager Aggressive Equity
------------------------------
  2008              --               --            --        (46.95)%
                    --               --            --        (47.70)%
                 5,087         $ 67,727          0.36%            --
  2007              --               --            --          10.83%
                    --               --            --           9.25%
                 4,950         $134,774            --             --
  2006              --               --            --           4.59%
                    --               --            --           3.12%
                 5,287         $139,296            --             --
  2005              --               --            --           7.66%
                    --               --            --           6.15%
                 3,925         $127,148            --             --
  2004              --               --            --          11.54%
                    --               --            --           9.97%
                 3,203         $119,925            --             --
Multimanager Core Bond
----------------------
  2008              --               --            --           1.97%
                    --               --            --           0.51%
                62,629         $734,371          4.89%            --
  2007              --               --            --           5.66%
                    --               --            --           4.20%
                55,947         $653,841          4.09%            --
  2006              --               --            --           3.25%
                    --               --            --           1.80%
                58,160         $651,206          4.11%            --
  2005              --               --            --           1.20%
                    --               --            --         (0.18)%
                57,425         $631,231          3.47%            --
  2004              --               --            --           3.37%
                    --               --            --           1.91%
                55,151         $609,072          3.24%            --
Multimanager Health Care
------------------------
  2008              --               --            --        (27.19)%
                    --               --            --        (28.18)%
                25,001         $241,324            --             --
  2007              --               --            --           8.49%
                    --               --            --           6.89%
                23,993         $320,884            --             --
  2006              --               --            --           4.61%
                    --               --            --           3.14%
                23,416         $290,818          1.05%            --
  2005              --               --            --           6.43%
                    --               --            --           4.93%
                20,668         $246,216          2.61%            --

                                     FSA-100

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                            Years Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                                Units Outstanding   Net Assets     Investment         Total
                                                  Units value         (000s)          (000s)     Income ratio**     Return***
                                                 ------------- ------------------- ------------ ---------------- --------------
Multimanager Health Care (Continued)
------------------------------------
  2004   Lowest contract charge 0.50% Class B       $ 11.33               --               --            --         11.57%
         Highest contract charge 1.90% Class B      $ 10.86               --               --            --         10.00%
         All contract charges                            --           17,556         $196,381          4.12%           --
Multimanager High Yield
-----------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $ 30.12               --               --            --       (23.90)%
         Highest contract charge 1.90% Class B      $ 22.06               --               --            --       (24.94)%
         All contract charges                            --           36,664         $531,727          8.68%           --
  2007   Lowest contract charge 0.50% Class B       $ 39.58               --               --            --          2.62%
         Highest contract charge 1.90% Class B      $ 29.39               --               --            --          1.17%
         All contract charges                            --           45,225         $879,446          7.17%           --
  2006   Lowest contract charge 0.50% Class B       $ 38.57               --               --            --          9.38%
         Highest contract charge 1.90% Class B      $ 29.05               --               --            --          7.85%
         All contract charges                            --           46,730         $935,762          6.95%           --
  2005   Lowest contract charge 0.50% Class B       $ 35.26               --               --            --          2.55%
         Highest contract charge 1.90% Class B      $ 26.94               --               --            --          1.11%
         All contract charges                            --           43,908         $877,332          7.68%           --
  2004   Lowest contract charge 0.50% Class B       $ 34.38               --               --            --          8.13%
         Highest contract charge 1.90% Class B      $ 26.64               --               --            --          6.61%
         All contract charges                            --           37,966         $860,727          6.76%           --
Multimanager International Equity
---------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $ 10.39               --               --            --       (47.47)%
         Highest contract charge 1.90% Class B      $  9.41               --               --            --       (48.21)%
         All contract charges                            --           34,884         $355,985          1.57%           --
  2007   Lowest contract charge 0.50% Class B       $ 19.78               --               --            --         11.88%
         Highest contract charge 1.90% Class B      $ 18.17               --               --            --         10.25%
         All contract charges                            --           34,725         $680,288          0.73%           --
  2006   Lowest contract charge 0.50% Class B       $ 17.68               --               --            --         24.69%
         Highest contract charge 1.90% Class B      $ 16.48               --               --            --         22.94%
         All contract charges                            --           32,231         $568,482          2.23%           --
  2005   Lowest contract charge 0.50% Class B       $ 14.18               --               --            --         14.87%
         Highest contract charge 1.90% Class B      $ 13.40               --               --            --         13.25%
         All contract charges                            --           23,219         $328,766          4.06%           --
  2004   Lowest contract charge 0.50% Class B       $ 12.35               --               --            --         17.32%
         Highest contract charge 1.90% Class B      $ 11.83               --               --            --         15.67%
         All contract charges                            --           19,713         $242,452          2.40%           --
Multimanager Large Cap Core Equity
----------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B       $  8.09               --               --            --       (39.85)%
         Highest contract charge 1.90% Class B      $  7.33               --               --            --       (40.65)%
         All contract charges                            --           12,279         $ 96,551          0.52%           --
  2007   Lowest contract charge 0.50% Class B       $ 13.45               --               --            --          4.51%
         Highest contract charge 1.90% Class B      $ 12.35               --               --            --          3.00%
         All contract charges                            --           13,471         $177,274          0.41%           --
  2006   Lowest contract charge 0.50% Class B       $ 12.87               --               --            --         13.01%
         Highest contract charge 1.90% Class B      $ 11.99               --               --            --         11.43%
         All contract charges                            --           13,690         $173,297          0.60%           --
  2005   Lowest contract charge 0.50% Class B       $ 11.39               --               --            --          6.20%
         Highest contract charge 1.90% Class B      $ 10.76               --               --            --          4.71%
         All contract charges                            --           13,468         $151,342          0.79%           --
  2004   Lowest contract charge 0.50% Class B       $ 10.72               --               --            --          9.13%
         Highest contract charge 1.90% Class B      $ 10.28               --               --            --          7.59%
         All contract charges                            --           12,820         $135,571          2.46%           --

                                     FSA-101

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                            Years Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                                Units Outstanding   Net Assets     Investment         Total
                                                  Units value         (000s)          (000s)     Income ratio**     Return***
                                                 ------------- ------------------- ------------ ---------------- --------------
Multimanager Large Cap Growth
-----------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B      $  6.05                --               --            --       (45.64)%
         Highest contract charge 1.90% Class B     $  5.48                --               --            --       (46.43)%
         All contract charges                           --            27,165         $166,651            --            --
  2007   Lowest contract charge 0.50% Class B      $ 11.13                --               --            --         10.64%
         Highest contract charge 1.90% Class B     $ 10.23                --               --            --          9.18%
         All contract charges                           --            28,454         $322,415            --            --
  2006   Lowest contract charge 0.50% Class B      $ 10.06                --               --            --        (0.39)%
         Highest contract charge 1.90% Class B     $  9.37                --               --            --        (1.79)%
         All contract charges                           --            30,036         $306,984            --            --
  2005   Lowest contract charge 0.50% Class B      $ 10.10                --               --            --          6.95%
         Highest contract charge 1.90% Class B     $  9.54                --               --            --          5.45%
         All contract charges                           --            28,903         $295,667            --            --
  2004   Lowest contract charge 0.50% Class B      $  9.44                --               --            --          6.13%
         Highest contract charge 1.90% Class B     $  9.05                --               --            --          4.64%
         All contract charges                           --            29,040         $275,157            --            --
Multimanager Large Cap Value
----------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B      $  9.62                --               --            --       (37.73)%
         Highest contract charge 1.90% Class B     $  8.71                --               --            --       (38.62)%
         All contract charges                           --            37,613         $353,373          1.40%           --
  2007   Lowest contract charge 0.50% Class B      $ 15.45                --               --            --          3.07%
         Highest contract charge 1.90% Class B     $ 14.19                --               --            --          1.65%
         All contract charges                           --            38,402         $583,473          1.08%           --
  2006   Lowest contract charge 0.50% Class B      $ 14.99                --               --            --         18.73%
         Highest contract charge 1.90% Class B     $ 13.96                --               --            --         17.06%
         All contract charges                           --            39,025         $577,966          2.82%           --
  2005   Lowest contract charge 0.50% Class B      $ 12.62                --               --            --          6.56%
         Highest contract charge 1.90% Class B     $ 11.93                --               --            --          5.07%
         All contract charges                           --            35,233         $440,121          3.02%           --
  2004   Lowest contract charge 0.50% Class B      $ 11.84                --               --            --         13.85%
         Highest contract charge 1.90% Class B     $ 11.35                --               --            --         12.25%
         All contract charges                           --            29,242         $342,105          6.81%           --
Multimanager Mid Cap Growth
---------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B      $  7.13                --               --            --       (43.86)%
         Highest contract charge 1.90% Class B     $  6.46                --               --            --       (44.64)%
         All contract charges                           --            29,642         $216,713            --            --
  2007   Lowest contract charge 0.50% Class B      $ 12.70                --               --            --         11.31%
         Highest contract charge 1.90% Class B     $ 11.67                --               --            --          9.78%
         All contract charges                           --            31,721         $414,209            --            --
  2006   Lowest contract charge 0.50% Class B      $ 11.41                --               --            --          9.07%
         Highest contract charge 1.90% Class B     $ 10.63                --               --            --          7.54%
         All contract charges                           --            35,038         $410,676          0.51%           --
  2005   Lowest contract charge 0.50% Class B      $ 10.46                --               --            --          7.84%
         Highest contract charge 1.90% Class B     $  9.88                --               --            --          6.33%
         All contract charges                           --            35,078         $374,043          1.58%           --
  2004   Lowest contract charge 0.50% Class B      $  9.70                --               --            --         11.17%
         Highest contract charge 1.90% Class B     $  9.30                --               --            --          9.61%
         All contract charges                           --            35,482         $346,528          1.55%           --

                                     FSA-102

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
Multimanager Mid Cap Value
--------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $  9.22
         Highest contract charge 1.90% Class B         $  8.35
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 14.47
         Highest contract charge 1.90% Class B         $ 13.29
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 14.53
         Highest contract charge 1.90% Class B         $ 13.54
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 12.73
         Highest contract charge 1.90% Class B         $ 12.03
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B          $ 11.92
         Highest contract charge 1.90% Class B         $ 11.42
         All contract charges                               --
Multimanager Small Cap Growth (j)
---------------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B (c)      $  5.60
         Highest contract charge 1.90% Class B (c)     $  4.85
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B (c)      $  9.72
         Highest contract charge 1.90% Class B (c)     $  8.55
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B (c)      $  9.42
         Highest contract charge 1.90% Class B (c)     $  8.40
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B (c)      $  8.59
         Highest contract charge 1.90% Class B (c)     $  7.77
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (c)      $  8.04
         Highest contract charge 1.90% Class B (c)     $  7.37
         All contract charges                               --
Multimanager Small Cap Value
----------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B          $ 11.78
         Highest contract charge 1.90% Class B         $ 10.08
         All contract charges                               --
  2007   Lowest contract charge 0.50% Class B          $ 19.06
         Highest contract charge 1.90% Class B         $ 16.54
         All contract charges                               --
  2006   Lowest contract charge 0.50% Class B          $ 21.25
         Highest contract charge 1.90% Class B         $ 18.70
         All contract charges                               --
  2005   Lowest contract charge 0.50% Class B          $ 18.39
         Highest contract charge 1.90% Class B         $ 16.42
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B          $ 17.65
         Highest contract charge 1.90% Class B         $ 15.99
         All contract charges                               --



                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
                (000s)          (000s)     Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
Multimanager Mid Cap Value
--------------------------
  2008              --               --            --        (36.28)%
                    --               --            --        (37.17)%
                26,245         $234,379          0.46%            --
  2007              --               --            --         (0.41)%
                    --               --            --         (1.85)%
                27,826         $392,988            --             --
  2006              --               --            --          14.16%
                    --               --            --          12.56%
                30,733         $438,437          1.72%            --
  2005              --               --            --           6.81%
                    --               --            --           5.31%
                29,548         $370,654          6.98%            --
  2004              --               --            --          14.61%
                    --               --            --          13.00%
                30,025         $353,096          4.10%            --
Multimanager Small Cap Growth (j)
---------------------------------
  2008              --               --            --        (42.39)%
                    --               --            --        (43.27)%
                28,780         $135,528            --             --
  2007              --               --            --           3.18%
                    --               --            --           1.79%
                28,681         $242,159            --             --
  2006              --               --            --           9.66%
                    --               --            --           8.12%
                17,157         $147,393          1.40%            --
  2005              --               --            --           6.95%
                    --               --            --           5.45%
                 9,010         $ 72,375          3.58%            --
  2004              --               --            --          14.09%
                    --               --            --          13.79%
                   388         $  2,939            --             --
Multimanager Small Cap Value
----------------------------
  2008              --               --            --        (38.20)%
                    --               --            --        (39.06)%
                39,759         $368,923          0.24%            --
  2007              --               --            --        (10.31)%
                    --               --            --        (11.55)%
                47,546         $723,958          0.29%            --
  2006              --               --            --          15.53%
                    --               --            --          13.91%
                57,348         $992,117          5.49%            --
  2005              --               --            --           4.16%
                    --               --            --           2.70%
                56,358         $874,837          4.46%            --
  2004              --               --            --          16.52%
                    --               --            --          14.88%
                52,025         $811,982          6.15%            --

                                     FSA-103

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Concluded)

December 31, 2008


8.  Accumulation Unit Values (Continued)

    Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                            Years Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                                Units Outstanding   Net Assets     Investment         Total
                                                  Units value         (000s)          (000s)     Income ratio**     Return***
                                                 ------------- ------------------- ------------ ---------------- --------------
Multimanager Technology (b)
---------------------------
         Unit Value 0.50% to 1.90%*
  2008   Lowest contract charge 0.50% Class B      $  6.85                --               --            --       (47.35)%
         Highest contract charge 1.90% Class B     $  6.20                --               --            --       (48.12)%
         All contract charges                           --            27,756         $192,697            --            --
  2007   Lowest contract charge 0.50% Class B      $ 13.01                --               --            --         17.63%
         Highest contract charge 1.90% Class B     $ 11.95                --               --            --         15.91%
         All contract charges                           --            28,291         $373,990            --            --
  2006   Lowest contract charge 0.50% Class B      $ 11.06                --               --            --          6.76%
         Highest contract charge 1.90% Class B     $ 10.31                --               --            --          5.26%
         All contract charges                           --            24,173         $271,064            --            --
  2005   Lowest contract charge 0.50% Class B      $ 10.36                --               --            --         10.71%
         Highest contract charge 1.90% Class B     $  9.79                --               --            --          9.16%
         All contract charges                           --            24,317         $253,676            --            --
  2004   Lowest contract charge 0.50% Class B      $  9.36                --               --            --          4.46%
         Highest contract charge 1.90% Class B     $  8.97                --               --            --          2.99%
         All contract charges                           --            24,512         $228,436          0.93%           --

----------
(a) Units were made available for sale on February 13, 2004.
(b) A substitution of Multimanager Technology for EQ/Technology occurred on May 14, 2004.
(c) Units were made available for sale on October 25, 2004.
(d) Units were made available for sale on May 9, 2005.
(e) Units were made available for sale on October 17, 2005.
(f) Units were made available for sale on September 18, 2006.
(g) A substitution of EQ/AXA Rosenberg Long/Short Equity for Laudus Rosenberg VIT Long/Short Equity occurred on November 17, 2006.
(h) A substitution of EQ/Capital Guardian Research was made for EQ/Capital Guardian U.S. Equity on July 6, 2007.
(i) A substitution of EQ/T. Rowe Price Growth Stock was made for EQ/Janus Large Cap Growth on July 6, 2007.
(j) A substitution of Multimanager Small Cap Growth was made for EQ/Wells Fargo Montgomery Small Cap on July 6, 2007.
(k) A substitution of EQ/Van Kampen Real Estate was made for U.S. Real Estate on August 17, 2007.
(l) A substitution of EQ/Large Cap Value PLUS was made for
    EQ/AllianceBernstein Growth and Income on August 17, 2007.
(m) Units were made available for sale on August 17, 2007.
(n) Units were made available for sale on May 29, 2007.


* Expenses as a percentage of average net assets (0.00%, 0.50%, 1.20%, 1.70%, and 1.90% annualized) consisting primarily of mortality and expense charges, for each period indicated. The ratios included only those expenses that result in direct reduction to unit values. Charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as contractowners may not have selected all available and applicable contract options.

** The investment income ratio represents the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of mutual fund fees and expenses, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

                                    FSA-104

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                      AXA EQUITABLE LIFE INSURANCE COMPANY



 Report of Independent Registered Public Accounting Firm..................  F-1


 Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2008 and 2007................  F-2
   Consolidated Statements of Earnings, Years Ended December 31, 2008,
     2007 and 2006........................................................  F-3
   Consolidated Statements of Shareholder's Equity and Comprehensive
     Income, Years Ended December 31, 2008, 2007 and 2006.................  F-4
   Consolidated Statements of Cash Flows, Years Ended December 31, 2008,
     2007 and 2006........................................................  F-5
   Notes to Consolidated Financial Statements.............................  F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Shareholder of AXA Equitable Life Insurance Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries ("AXA Equitable") at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, AXA Equitable adopted a framework for measuring fair value on January 1, 2008. Also, AXA Equitable changed its method of accounting for uncertainty in income taxes on January 1, 2007 and for defined benefit pension and other postretirement plans on December 31, 2006.



/s/ PricewaterhouseCoopers LLP
New York, New York

March 13, 2009

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007


                                                                                   2008                 2007
                                                                              -----------------    -----------------
                                                                                         (IN MILLIONS)
ASSETS
Investments:
   Fixed maturities available for sale, at estimated fair value.............  $     23,831.0       $     27,159.5
   Mortgage loans on real estate............................................         3,673.9              3,730.6
   Equity real estate, held for the production of income....................           370.3                381.7
   Policy loans.............................................................         3,700.3              3,938.8
   Other equity investments.................................................         1,646.8              1,820.3
   Trading securities......................................................            322.7                573.3
   Other invested assets....................................................         1,501.4              1,000.9
                                                                              -----------------    -----------------
     Total investments......................................................        35,046.4             38,605.1
Cash and cash equivalents...................................................         2,403.9              1,173.2
Cash and securities segregated, at estimated fair value.....................         2,572.6              2,370.0
Broker-dealer related receivables...........................................         1,020.4              1,623.5
Deferred policy acquisition costs...........................................         7,482.0              9,019.3
Goodwill and other intangible assets, net...................................         3,702.4              3,724.6
Amounts due from reinsurers.................................................         2,897.2              2,890.6
Loans to affiliates.........................................................           588.3                638.3
Other assets................................................................        12,926.0              3,341.8
Separate Accounts' assets...................................................        67,627.0             96,539.6
                                                                              -----------------    -----------------

TOTAL ASSETS................................................................  $    136,266.2       $    159,926.0
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $     24,742.5       $     25,168.2
Future policy benefits and other policyholders liabilities..................        17,733.1             14,304.7
Broker-dealer related payables..............................................           485.5                595.1
Customers related payables..................................................         2,753.1              2,722.2
Amounts due to reinsurers...................................................            64.2              1,119.5
Short-term and long-term debt...............................................           484.6                982.0
Loans from affiliates.......................................................         1,325.0                325.0
Income taxes payable........................................................         3,813.2              3,398.9
Other liabilities...........................................................         2,842.5              1,963.2
Separate Accounts' liabilities..............................................        67,627.0             96,539.6
Minority interest in equity of consolidated subsidiaries....................         2,896.9              2,478.9
Minority interest subject to redemption rights..............................           135.0                142.7
                                                                              -----------------    -----------------
     Total liabilities......................................................       124,902.6            149,740.0
                                                                              -----------------    -----------------

Commitments and contingent liabilities (Notes 2, 7, 10, 11, 12, 13, 18 and 19)

SHAREHOLDER'S EQUITY

Common stock, $1.25 par value, 2.0 million shares authorized,
   issued and outstanding...................................................             2.5                  2.5
Capital in excess of par value..............................................         5,184.1              5,265.4
Retained earnings...........................................................         8,412.6              5,186.0
Accumulated other comprehensive loss........................................        (2,235.6)              (267.9)
                                                                              -----------------    -----------------
     Total shareholder's equity.............................................        11,363.6             10,186.0
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $    136,266.2       $    159,926.0
                                                                              =================    =================


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006


                                                                      2008               2007               2006
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    2,951.7       $     2,741.7      $     2,252.7
Premiums......................................................          758.6               804.9              817.8
Net investment income.........................................        9,093.7             2,688.4            2,389.2
Investment (losses) gains, net................................         (338.5)               (7.2)              46.9
Commissions, fees and other income............................        6,115.8             5,180.6            4,373.0
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................       18,581.3            11,408.4            9,879.6
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        4,702.6             1,998.5            1,960.5
Interest credited to policyholders' account balances..........        1,065.3             1,065.2            1,082.5
Compensation and benefits.....................................        1,989.1             2,453.2            2,090.4
Commissions...................................................        1,437.1             1,744.2            1,394.4
Distribution plan payments....................................          274.4               335.1              292.9
Amortization of deferred sales commissions....................           79.1                95.5              100.4
Interest expense..............................................           58.5                72.0               70.4
Amortization of deferred policy acquisition costs.............        3,484.7             1,099.2              689.3
Capitalization of deferred policy acquisition costs...........       (1,394.1)           (1,719.3)          (1,363.4)
Rent expense..................................................          246.6               224.3              204.1
Amortization of other intangible assets.......................           23.7                23.2               23.6
Other operating costs and expenses............................        1,196.0             1,317.9            1,254.2
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................       13,163.0             8,709.0            7,799.3
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before
  income taxes and minority interest..........................        5,418.3             2,699.4            2,080.3
Income taxes..................................................       (1,701.9)             (759.8)            (424.5)
Minority interest in net income of consolidated subsidiaries..         (470.0)             (702.9)            (608.3)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................        3,246.4             1,236.7            1,047.5
(Losses) earnings from discontinued operations,
   net of income taxes........................................          (26.1)               (5.9)              31.2
Gains (losses) on disposal of discontinued operations,
   net of income taxes........................................            6.3                 2.8               (1.9)
                                                                -----------------  -----------------  -----------------
NET EARNINGS..................................................   $    3,226.6       $     1,233.6      $     1,076.8
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
    CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                                                         2008               2007               2006
                                                                   -----------------   ----------------   ----------------
                                                                                       (IN MILLIONS)
SHAREHOLDER'S EQUITY

Common stock, at par value, beginning and end of year.............  $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year.................        5,265.4            5,139.6            4,976.3
Changes in capital in excess of par value.........................          (81.3)             125.8              163.3
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year.......................        5,184.1            5,265.4            5,139.6
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year..............................        5,186.0            4,507.6            4,030.8
Cumulative effect adjustment to adopt FIN 48......................            -                 44.8                -
                                                                   -----------------   ----------------   ----------------
Retained earnings, beginning of year as adjusted..................        5,186.0            4,552.4            4,030.8
Net earnings......................................................        3,226.6            1,233.6            1,076.8
Dividends on common stock.........................................            -               (600.0)            (600.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year....................................        8,412.6            5,186.0            4,507.6
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive (loss) income,
   beginning of year..............................................         (267.9)            (167.3)             432.3
Other comprehensive loss .........................................       (1,967.7)            (100.6)            (150.1)
Adjustment to initially apply SFAS No.158, net of income taxes ...            -                  -               (449.5)
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive loss, end of year.................       (2,235.6)            (267.9)            (167.3)
                                                                   -----------------   ----------------   ----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR...........................  $    11,363.6       $   10,186.0       $    9,482.4
                                                                   =================   ================   ================


                                                                         2008               2007               2006
                                                                   -----------------   ----------------   ----------------
                                                                                       (IN MILLIONS)
COMPREHENSIVE INCOME

Net earnings....................................................    $      3,226.6      $    1,233.6       $    1,076.8
                                                                   -----------------   ----------------   ----------------
Change in unrealized losses, net of
   reclassification adjustment..................................          (1,374.4)           (178.6)            (150.1)
Defined benefit plans:
   Net (loss) gain arising during year..........................            (620.4)             38.8                -
   Prior service cost arising during year.......................               -                 1.7                -
   Less: reclassification adjustment for:
     Amortization of net losses included in net periodic cost...              30.8              41.2                -
     Amortization of net prior service credit
       included in net periodic cost............................              (3.7)             (3.6)               -
     Amortization of net transition asset.......................               -                 (.1)               -
                                                                   -----------------   ----------------   ----------------
     Other comprehensive income - defined benefit plans.........            (593.3)             78.0                -
                                                                   -----------------   ----------------   ----------------

Other comprehensive loss........................................          (1,967.7)           (100.6)            (150.1)
                                                                   -----------------   ----------------   ----------------

COMPREHENSIVE INCOME............................................    $      1,258.9      $    1,133.0       $      926.7
                                                                   =================   ================   ================


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                                                       2008                2007               2006
                                                                 -----------------   -----------------  -----------------
                                                                                      (IN MILLIONS)
Net earnings..................................................    $     3,226.6       $    1,233.6       $     1,076.8
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........          1,065.3            1,065.2             1,082.5
  Universal life and investment-type product
     policy fee income........................................         (2,951.7)          (2,741.7)           (2,252.7)
  Net change in broker-dealer and customer related
     receivables/payables.....................................            618.9               98.5               117.2
  Net investment income related to derivative instruments.....         (7,302.1)             (86.6)              302.4
  Change in reinsurance recoverable with affiliate............         (6,351.5)               -                   -
  Investment losses (gains), net..............................            338.5                7.2               (46.9)
  Change in segregated cash and securities, net...............           (202.6)            (360.3)             (245.0)
  Change in deferred policy acquisition costs.................          2,090.6             (620.1)             (674.1)
  Change in future policy benefits............................          2,398.0               95.4                52.7
  Change in income taxes payable..............................          1,135.0              532.9               425.9
  Minority interest in net income of consolidated subsidiaries            470.0              686.3               599.9
  Change in fair value of guaranteed minimum income
     benefit reinsurance contracts............................         (1,566.8)              (6.9)               14.8
  Amortization of deferred sales commissions..................             79.1               95.5               100.4
  Other depreciation and amortization.........................            140.4              133.8               144.9
  Amortization of other intangible assets, net................             23.7               23.2                23.6
  (Gains) losses on disposal of discontinued operations.......             (6.3)              (2.8)                1.9
  Change in accounts payable and accrued expenses.............           (187.7)             102.6                85.5
  Other, net..................................................             75.3               81.6                61.1
                                                                 -----------------   -----------------  -----------------

Net cash (used in) provided by operating activities...........         (6,907.3)             337.4               870.9
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments of fixed maturities
     and mortgage loans.......................................          1,727.5            2,143.1             2,962.2
  Sales of investments........................................            796.2            2,356.5             1,536.9
  Sale of AXA Equitable Life and Annuity......................             60.8                -                   -
  Purchases of investments....................................         (2,106.8)          (3,525.3)           (4,262.3)
  Cash settlements related to derivative instruments..........          5,337.0              (98.3)                -
  Change in short-term investments............................             29.3              107.0                65.6
  Decrease in loans to affiliates.............................              -                400.0                 -
  Increase in loans to affiliates.............................              -               (650.0)                -
  Change in capitalized software, leasehold improvements
     and EDP equipment .......................................           (163.1)            (205.0)             (146.1)
  Other, net..................................................            155.9              (91.2)             (390.4)
                                                                 -----------------   -----------------  -----------------

Net cash provided by (used in) investing activities...........          5,836.8              436.8              (234.1)
                                                                 -----------------   -----------------  -----------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
                                    CONTINUED

                                                                      2008               2007               2006
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................   $    4,384.5       $     4,102.1      $     3,865.2
    Withdrawals from and transfers to Separate Accounts.......       (2,602.8)           (3,831.7)          (3,569.1)
  Change in short-term financings.............................         (497.8)              199.0              327.7
  Repayments of long-term debt ...............................            -                   -               (400.0)
  Increase in collateralized pledged liabilities..............          568.7                 -                  -
  Proceeds from loans from affiliates.........................        1,000.0                 -                  -
  Shareholder dividends paid..................................            -                (600.0)            (600.0)
  Other, net..................................................         (551.4)             (592.6)            (206.5)
                                                                -----------------  -----------------  -----------------

Net cash provided by (used in) financing activities...........        2,301.2              (723.2)            (582.7)
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................        1,230.7                51.0               54.1
Cash and cash equivalents, beginning of year..................        1,173.2             1,122.2            1,068.1
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $    2,403.9       $     1,173.2      $     1,122.2
                                                                =================  =================  =================

Supplemental cash flow information:

  Interest Paid...............................................   $       34.4       $        52.6      $        59.9
                                                                =================  =================  =================
  Income Taxes Paid (Refunded)................................   $      257.3       $       178.1      $       (40.8)
                                                                =================  =================  =================







                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)      ORGANIZATION

        AXA Equitable Life Insurance Company ("AXA Equitable," and collectively with its consolidated subsidiaries the "Company") is an indirect, wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). AXA Financial is a wholly owned subsidiary of AXA, a French holding company for an international group of insurance and related financial services companies.

        The Company conducts operations in two business segments: the Insurance and Investment Management segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        Insurance
        ---------

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, variable and fixed-interest annuity products, mutual funds and other investment products and asset management principally to individuals and small and medium size businesses and professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Company's insurance business is conducted principally by AXA Equitable and, until August 1, 2008, its wholly owned life insurance subsidiary, AXA Equitable Life and Annuity Company ("AXA Life"), formerly AXA Life and Annuity Company. On August 1, 2008 AXA Equitable sold AXA Life to AXA Equitable Financial Services, LLC, a wholly-owned subsidiary of AXA Financial, for $60.8 million in cash, which approximated AXA Equitable's investment in AXA Life.

        Investment Management
        ---------------------

        The Investment Management segment is principally comprised of the investment management business of AllianceBernstein L.P., a Delaware limited partnership (together with its consolidated subsidiaries "AllianceBernstein"). AllianceBernstein provides research, diversified investment management and related services globally to a broad range of clients. Its principal services include: (a) institutional investment services, servicing institutional clients including unaffiliated corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments, by means of separately managed accounts, sub-advisory relationships, structured products, collective investments trusts, mutual funds and other investment vehicles, (b) retail services, servicing individual clients, primarily by means of retail mutual funds sponsored by AllianceBernstein or an affiliated company, sub-advisory relationships in respect of mutual funds sponsored by third parties, separately managed account programs sponsored by financial intermediaries worldwide, and other investment vehicles, (c) private client services, including high-net-worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations and other entities, by means of separately managed accounts, hedge funds, mutual funds, and other investment vehicles, and
        (d) institutional research services by means of independent, fundamental research, portfolio strategy and brokerage-related services. Principal subsidiaries of AllianceBernstein include: SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"), Sanford C. Bernstein & Co. LLC ("SCB LLC"), Sanford C. Bernstein Limited ("SCBL") and SCB Partners, Inc. ("SCB Partners"). This segment includes institutional Separate Accounts principally managed by AllianceBernstein that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        AllianceBernstein is a private partnership for Federal income tax purposes and, accordingly, is not subject to Federal and state corporate income taxes. However, AllianceBernstein is subject to a 4.0% New York City unincorporated business tax ("UBT"). Domestic corporate subsidiaries of AllianceBernstein are subject to Federal, state and local income taxes. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are located. The Company provides Federal and state income taxes on the undistributed earnings of non-U.S. corporate subsidiaries except to the extent that such earnings are permanently invested outside the United States.

        In October 2000, AllianceBernstein acquired substantially all of the assets and liabilities of SCB Inc (the "Bernstein Acquisition"). Following a two-year lockout period that ended October 2002, the former Bernstein shareholders were permitted to exercise the right to sell private units in AllianceBernstein L.P. (the "AllianceBernstein Units") that were acquired in the Bernstein Acquisition to AXA Financial or an affiliated company (the "AB Put"). In February 2007, AXA Financial purchased a tranche of 8.16 million AllianceBernstein Units pursuant to an exercise of the AB Put at a purchase price of approximately $745.7 million and recorded additional goodwill of $392.8 million and other intangible assets of $209.5 million. After this purchase, AXA Financial Group's beneficial ownership in AllianceBernstein increased by approximately 3.0% to 63.3%. Through December 31, 2008, the Company acquired 32.7 million AllianceBernstein Units pursuant to the AB Put at the aggregate market price of $1,631.1 million and recorded additional goodwill of $733.8 million and other intangible assets of $251.7 million. At December 31, 2008 and 2007, the Company's consolidated economic interest in AllianceBernstein was 37.4% and 45.5%, respectively. At December 31, 2008 and 2007, AXA Financial Group's beneficial ownership in AllianceBernstein was approximately 62.4% and 63.2%, respectively. Minority interest subject to redemption rights on the consolidated balance sheets represents the remaining private AllianceBernstein Units still held by former Bernstein shareholders. On January 6, 2009, AXA America Holdings Inc. ("AXA America"), an indirect wholly owned subsidiary of AXA, purchased the remaining 8.16 million AllianceBernstein Units from SCB Partners at a price of $18.349 per Unit pursuant to the final installment of the AB Put.

2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally AllianceBernstein; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        At December 31, 2008 and 2007, respectively, the Insurance Group's General Account held $1.8 million and $5.7 million of investment assets issued by VIEs and determined to be significant variable interests under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") 46(R), "Consolidation of Variable Interest Entities - Revised". At December 31, 2008 and 2007, respectively, as reported in the consolidated balance sheet, these investments included $0.8 million and $4.7 million of fixed maturities (collateralized debt and loan obligations) and $1.0 million and $1.0 million of other equity investments (principally investment limited partnership interests) and are subject to ongoing review for impairment in value. These VIEs do not require consolidation because management has determined that the Insurance Group is not the primary beneficiary. These variable interests at December 31, 2008 represent the Insurance Group's maximum exposure to loss from its direct involvement with the VIEs. The Insurance Group has no further economic interest in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

        Management of AllianceBernstein reviews quarterly its investment management agreements and its investments in, and other financial arrangements with, certain entities that hold client assets under management ("AUM") to determine the entities that AllianceBernstein is required to consolidate under FIN 46(R). These include certain mutual fund products, hedge funds, structured products, group trusts, collective investment trusts and limited partnerships.

        AllianceBernstein earned investment management fees on client AUM of these entities but derived no other benefit from those assets and cannot utilize those assets in its operations.

        At December 31, 2008, AllianceBernstein had significant variable interests in certain other structured products and hedge funds with approximately $61.0 million in client assets under management. However, these VIEs do not require consolidation because management has determined that AllianceBernstein is not the primary beneficiary of the expected losses or expected residual returns of these entities. AllianceBernstein's maximum exposure to loss in these entities is limited to its investments of $0.1 million in and prospective investment management fees earned from these entities.

        All significant intercompany transactions and balances have been eliminated in consolidation. The years "2008," "2007" and "2006" refer to the years ended December 31, 2008, 2007 and 2006, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

        Accounting Changes
        ------------------

        On January 12, 2009, the FASB issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20", amending EITF Issue No. 99-20, "Recognition of Interest Income and Impairment of Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets". The FSP broadens the other-than-temporary impairment assessment for interests in securitized financial assets within the scope of EITF 99-20 to conform to the model applicable to all other debt securities by permitting reasonable management judgment of the probability to collect all projected cash flows. FSP EITF 99-20-1 is effective prospectively for interim and annual reporting periods ending after December 15, 2008 and application to prior periods is not permitted. At December 31, 2008, debt securities with amortized cost and fair values of approximately $1,616.8 million and $1,156.3 million comprised the population subject to this amendment. Adoption of the FSP did not have an impact on the Company's consolidated results of operations or financial position.

        Effective January 1, 2008, Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115," permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Management has elected not to adopt the fair value option as permitted by SFAS No. 159.

        Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. It applies only to fair value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company's adoption of SFAS No. 157 at January 1, 2008 required only a remeasurement of the fair value of the Guaranteed Minimum Income Benefit ("GMIB") reinsurance asset, resulting in an increase in net income of $68.8 million, related to an increase in the fair value of the GMIB reinsurance asset of $210.6 million, offset by increased DAC amortization of $104.7 million and increased Federal income taxes of $37.1 million. The increase in the GMIB reinsurance asset's fair value under SFAS No. 157 was due primarily to updates to the capital markets assumptions and risk margins, reflective of market participant assumptions required by the exit value model of SFAS No. 157.

        On February 12, 2008, the FASB issued FSP SFAS No. 157-2, which deferred the effective date of SFAS No. 157 for one year for all non-financial assets and non-financial liabilities, including goodwill and other intangible assets, except for those items that are recognized or disclosed at fair value on a recurring basis (at least annually). This deferral delays until December 31, 2009 the application of SFAS No. 157 to the Company's annual impairment testing of goodwill and other intangible assets but would require adoption in an earlier interim period in 2009 if circumstances would be indicative of an impairment event. Management does not anticipate adoption of this FSP to have significant impact on the methodologies used to measure fair value for these impairment assessments.

        On October 10, 2008, the FASB issued FSP SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP SFAS No. 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. Significant liquidity constraints that emerged in fourth quarter 2008 in the market for commercial mortgage-backed securities ("CMBS") resulted in the Company's adoption of this clarification for purpose of measuring the fair value of its CMBS portfolio at December 31, 2008. As a result, management concluded that an adjusted discounted cash flow methodology that maximizes the use of relevant observable inputs would produce a more representative measure of the fair value of CMBS at December 31, 2008 as compared to matrix pricing and broker quotes used at prior measurement dates and that now would require significant adjustments. The determination of fair value also considered the very limited, yet observable, CMBS transactions that occurred in fourth quarter 2008. At December 31, 2008, the fair value of the Company's CMBS portfolio was $1,674.7 million.

        Effective January 1, 2008, the Company adopted SFAS No. 141(R), "Business Combinations (revised 2007)" to be applied prospectively for all future acquisitions. While retaining the requirement of SFAS No. 141, "Business Combinations," to use purchase accounting for all business combinations, SFAS No. 141(R)'s new rules include the following:
           o The acquirer will recognize 100% of the fair values of acquired assets and assumed liabilities (with few exceptions) upon initially obtaining control even if it has not acquired 100% of the target company,
           o Contingent considerations will be included in the purchase price consideration on a fair value basis while transaction costs will be expensed as incurred, and
           o The requirements in SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," must be met at the acquisition date in order to accrue for a restructuring plan.

        In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies". The SOP provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide for Investment Companies (the "Guide"). The SOP addresses whether the specialized industry accounting principles of the Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. SOP 07-1 was to have been effective for fiscal years beginning after December 15, 2007. On February 12, 2008, the FASB issued FSP SOP 07-1-1 that indefinitely delays the effective date of SOP 07-1. The delay is intended to allow the FASB time to consider a number of significant issues relating to the implementation of SOP 07-1.

        Effective January 1, 2007, and as more fully described in Note 15 herein, the Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes," an interpretation that clarifies the recognition criteria and measurement of the economic benefits associated with tax positions taken or expected to be taken in a tax return. Under FIN 48, a tax benefit is recognized only if it is "more likely than not" to be sustained based on the technical merits of the position, assuming examination by the taxing authority, and is required to be measured at the largest amount of tax benefit that is more than 50% likely of being realized upon ultimate settlement, taking into consideration the amounts and probabilities of potential settlement outcomes. FIN 48 also addresses subsequent derecognition of tax positions, changes in the measurement of recognized tax positions, accrual and classification of interest and penalties, and accounting in interim periods. In addition, annual disclosures with respect to income taxes have been expanded by FIN 48 and require inclusion of a tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the reporting period. As a result of adopting FIN 48, the Company recognized a $44.8 million cumulative-effect adjustment that increased January 1, 2007 retained earnings reflecting a decrease in the amount of unrecognized tax benefits.

        On January 1, 2007, the Company adopted the AICPA's SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts". The SOP requires identification of transactions that result in a substantial change in an insurance contract.

        Transactions subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement and elections of benefits, features or rights contained within the contract. If determined that a substantial change has occurred, the related deferred policy acquisition costs ("DAC") and other related balances must be written off. The adoption of SOP 05-1 did not have a material impact on the Company's consolidated results of operations or financial position.

        On December 31, 2006, the Company implemented SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," requiring employers to recognize the over or underfunded status of such benefit plans as an asset or liability in the balance sheet for reporting periods ending after December 15, 2006 and to recognize subsequent changes in that funded status as a component of other comprehensive income. The funded status of a plan is measured as the difference between plan assets at fair value and the projected benefit obligation for pension plans or the benefit obligation for any other postretirement plan. SFAS No. 158 did not change the determination of net periodic benefit cost or its presentation in the statement of earnings. However, its requirements represent a significant change to previous accounting guidance that generally delayed recognition of certain changes in plan assets and benefit obligations in the balance sheet and only required disclosure of the complete funded status of the plans in the notes to the financial statements.

        As required by SFAS No. 158, the $449.5 million impact of initial adoption, net of income tax and minority interest, was reported as an adjustment to the December 31, 2006 balance of accumulated other comprehensive income in the accompanying consolidated financial statements. The consequent recognition of the funded status of its defined benefit pension and other postretirement plans at December 31, 2006 reduced total assets by approximately $684.2 million principally due to the $684.2 million reduction of prepaid pension cost, and decreased total liabilities by approximately $234.7 million. The change in liabilities resulted principally from the $242.7 million decrease in income taxes payable partially offset by an increase of $12.0 million in benefit plan liabilities.

        SFAS No. 158 imposes an additional requirement, effective for fiscal years ending after December 15, 2008, to measure plan assets and benefit obligations as of the date of the employer's year-end balance sheet, thereby eliminating the option to elect an earlier measurement date alternative of not more than three months prior to that date, if used consistently each year. This provision of SFAS No. 158 had no impact on the Company as it already uses a December 31 measurement date for all of its plan assets and benefits obligations.

        On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment," which requires the cost of all share-based payments to employees to be recognized in the financial statements based on their fair values, resulting in compensation expense for certain types of the Company's equity-classified award programs for which no cost previously would have been charged to net earnings in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," most notably for employee options to purchase AXA American Depository Receipts ("ADRs") and AXA ordinary shares and for employee stock purchase plans. As a result of adopting SFAS No. 123(R) on January 1, 2006, consolidated earnings from continuing operations before income taxes and minority interest for 2006 was $81.8 million lower and consolidated net earnings for 2006 was $52.5 million lower than if these plans had continued to be accounted for under APB No. 25.

        The Company used the "modified prospective method," applying the measurement, recognition, and attribution requirements of SFAS No. 123(R) to stock-based compensation awards granted, modified, repurchased or cancelled on or after January 1, 2006. Beginning in first quarter 2006, costs associated with unvested portions of outstanding employee stock option awards at January 1, 2006 were recognized in the consolidated statement of earnings over the awards' remaining future service-vesting periods. Liability-classified awards outstanding at January 1, 2006, such as performance units and stock appreciation rights, were remeasured to fair value. The remeasurement resulted in no adjustment to their intrinsic value basis, including the cumulative effect of differences between actual and expected forfeitures, primarily due to the de minimis time remaining to expected settlement of these awards.

        The Company also elected the "short-cut" transition alternative for approximating the historical pool of windfall tax benefits available in shareholder's equity at January 1, 2006 as provided by the FASB in FSP FAS No. 123(R)-3, "Transition Election Related to Accounting For the Tax Effects of Share-Based Payment Awards". This historical pool represents the cumulative tax benefits of tax deductions for employee share-based payments in excess of compensation costs recognized under U.S. GAAP. In the event that a shortfall of tax benefits occurs during a reporting period (i.e., tax deductions are less than the related cumulative compensation expense), the historical pool will be reduced by the amount of the shortfall. If the shortfall exceeds the amount of the historical pool, there will be a negative impact on the results of operations. In 2008, 2007 and 2006, additional windfall tax benefits resulted from employee exercises of stock option awards.

        New Accounting Pronouncements
        -----------------------------

        On December 30, 2008, the FASB issued FSP FAS 132(R)-1, "Disclosures about Employers' Postretirement Benefit Plan Assets". The FSP amended FAS. 132(R), "Disclosure about Plan Assets," to require additional disclosures about assets held in an employer's defined benefit pension or other postretirement plans, including disclosures about fair value measures similar to those of SFAS No. 157. The FSP is effective prospectively for fiscal years ending after December 15, 2009.

        On March 19, 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133," which requires enhanced disclosures of an entity's objectives and strategies for using derivatives, including tabular presentation of fair value amounts, gains and losses, and related hedged items, with appropriate cross-referencing to the financial statements. SFAS No. 161 is effective for interim and annual reporting periods beginning January 1, 2009.

        On December 4, 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 will:
            o Recharacterize minority interests, currently classified within liabilities, as noncontrolling interests to be reported as a component of consolidated equity on the balance sheet,
            o Include total income in net income, with separate disclosure on the face of the consolidated income statement of the attribution of income between controlling and noncontrolling interests, and
            o Account for increases and decreases in noncontrolling interests as equity transactions with any difference between proceeds of a purchase or issuance of noncontrolling interests being accounted for as a change to the controlling entity's equity instead of as current period gains/losses in the consolidated income statement. Only when the controlling entity loses control and deconsolidates a subsidiary will a gain or loss be recognized.

        SFAS No. 160 is effective prospectively for fiscal years beginning on or after December 15, 2008 except for its specific transition provisions for retroactive adoption of the balance sheet and income statement presentation and disclosure requirements for existing minority interests. Management currently is assessing the impacts of adoption, including adjustments that will be required in the consolidated financial statements to conform the presentations of minority interest in the equity and net income of AllianceBernstein and the recognition of changes in the Company's ownership interest. In 2009, the Emerging Issues Task Force will consider a topic entitled "Consideration of an Insurer's Accounting for Majority Owned Investments When the Ownership Is Through a Separate Account". This issue will consider the treatment of Separate Account arrangements that involve ownership by the Separate Account of more than 50% of its mutual fund shares.

        Closed Block
        ------------

        As a result of demutualization, the Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of AXA Equitable. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at fair value. Changes in fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary. The redeemable preferred stock investments reported in fixed maturities include real estate investment trusts ("REIT") perpetual preferred stock, other perpetual preferred stock and redeemable preferred stock. These securities may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in Investment (losses) gains, net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet the requirements for consolidation under FIN 46(R) are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate. The Company records its interests in certain of these partnerships on a one quarter lag.

        Equity securities, which include common stock and non-redeemable preferred stock classified as available for sale securities, are carried at fair value and are included in other equity investments with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss) in Shareholder's equity.

        Trading securities, which include equity securities and fixed maturities, are carried at fair value based on quoted market prices, with unrealized gains and losses reported in Net earnings.

        Corporate owned life insurance ("COLI") is purchased by the Company on the lives of certain key employees; certain subsidiaries of the Company are named as beneficiaries under these policies. COLI is carried at the cash surrender value of the policies. At December 31, 2008 and 2007, the carrying value of COLI was $687.3 million and $770.7 million, respectively, and is reported in Other invested assets in the consolidated balance sheets.

        Short-term investments are stated at amortized cost that approximates fair value, and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, demand deposits, money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less. Due to the short-term nature of these investments, the recorded value has been determined to approximate fair value.

        All securities owned including United States government and agency securities, mortgage-backed securities and futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Derivatives
        -----------

        The Company primarily uses derivatives for asset/liability risk management, for hedging individual securities and certain equity exposures and to reduce its exposure to interest rate fluctuations on its long-term debt obligations. Various derivative instruments are used to achieve these objectives, including interest rate floors, interest rate swaps, futures contracts and options positions. None of the derivatives were designated as qualifying hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

        The Insurance Group issues certain variable annuity products with Guaranteed Minimum Death Benefit ("GMDB"), GMIB and Guaranteed Withdrawal Benefit for Life ("GWBL") features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholder account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in GMIB benefits, in the event of election, being higher than what accumulated policyholders account balances would support. The Company currently utilizes a combination of futures contracts and interest rate swap and floor contracts to hedge such risks. However, for both GMDB and GMIB, the Company retains basis and volatility risk and risk associated with actual versus expected assumptions for mortality, lapse, surrender, withdrawal and contractholder election rates, among other things. The futures contracts are managed to correlate with changes in the value of the GMDB and GMIB feature that result from financial markets movements. In addition, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company. Reinsurance contracts covering GMIB exposure as well as the GWBL features are considered derivatives for accounting purposes, and, therefore, must be reported in the balance sheet at their fair value. GMIB reinsurance and GWBL features' fair values are reported in the consolidated balance sheets in Other assets and Future policy benefits and other policyholders liabilities, respectively. Changes in GMIB reinsurance fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings, while changes related to the GWBL fair values are reported in Policyholder's benefits. There can be no assurance that ultimate actual experience will not differ from management's estimates. See Note 8 herein.

        Margins on individual insurance and annuity contracts are affected by interest rate fluctuations. If interest rates fall, credited interest rates and dividends could be adjusted prospectively subject to minimum rate guarantees. To hedge exposure to lower interest rates for these and other reasons, the Company may use interest rate floors.

        The Company is exposed to equity market fluctuations through investments in Separate Accounts. The Company may enter into derivative contracts to minimize such risk.

        The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, such credit exposure is limited to the fair value of the derivative instruments at the reporting date. All derivatives outstanding at December 31, 2008 and 2007 are recognized on the balance sheet at their fair values. The Company controls and minimizes its counterparty exposure. Exposure to credit risk is controlled with respect to each counterparty through a credit appraisal and approval process. Each counterparty is currently rated A+ or better by Moody's and Standard and Poor's rating agencies. In addition, as further described in Note 3, the Company has executed various collateral arrangements with counterparties to over-the-counter derivative transactions that require both pledging and accepting collateral either in the form of cash or high-quality securities, such as Treasuries or those issued by government agencies. All outstanding equity-based and treasury futures contracts at December 31, 2008 and 2007 were exchange-traded and are marked to market and net settled daily. All gains and losses on derivative financial instruments other than the GMIB reinsurance contracts and the GWBL features liability are reported in Net investment income.

        Net Investment Income, Investment (Losses) Gains, Net and Unrealized Investment Gains (Losses)
        --------------------------------------------------------------------

        Net investment income and realized investment gains (losses), net (together, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in Investment (losses) gains, net.

        Realized and unrealized holding gains (losses) on trading securities are reflected in Net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to certain pension operations principally consisting of group non-participating wind-up annuity products ("Wind-up Annuities"), Closed Block's policyholders dividend obligation and DAC related to universal life and investment-type products and participating traditional life contracts.

        Fair Value of Other Financial Instruments
        -----------------------------------------

        SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

            Level 1 Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
            Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.
            Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

        Fair value measurements classified as Level 1 include exchange-traded prices of debt and equity securities and net asset values for transacting subscriptions and redemptions of mutual fund shares held by Separate Accounts. At December 31, 2008, investments classified as Level 2 comprised approximately 24.0% of invested assets measured at fair value on a recurring basis and primarily included U.S. government and agency securities and certain corporate debt securities. As market quotes generally are not readily available or accessible for these securities, their fair value measures most often are determined through the use of model pricing that effectively discounts prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity. These valuation methodologies have been studied and evaluated by the Company and the resulting prices determined to be representative of exit values for which the significant inputs are sourced either directly or indirectly from market observable data.

        At December 31, 2008, approximately $419.4 million amortized cost of CMBS securities were transferred from Level 2 to Level 3 classification. Through third quarter 2008, pricing of these securities was sourced from a third party service, whose process placed significant reliance on market trading activity. In fourth quarter 2008, the lack of sufficient observable CMBS trading data and significant volatility in the pricing of isolated trades, made it difficult, at best, to validate prices of CMBS securities below the senior AAA tranche for which limited trading continued. Consequently, the Company instead applied a risk-adjusted present value technique to the projected cash flows of these securities, as adjusted for origination year, default metrics, and level of subordination, with the objective of maximizing observable inputs. To provide for consideration of fourth quarter market transactions, the fair value measures of these CMBS securities at December 31, 2008 attributed a 10% weighting to the pricing sourced from the third party service. This weighting of multiple valuation techniques is permitted both by SFAS No. 157 and FSP FAS 157-3 and produces a more representative measure of the fair values of these CMBS securities in the circumstances. The fair value of these CMBS securities at December 31, 2008 was approximately $358.2 million. The Level 2 classification continues to include approximately $1,843.0 million AAA-rated mortgage- and asset-backed securities, including AAA senior CMBS, for which the observability of market inputs to their pricing models is supported by sufficient, albeit more recently volatile, market activity in these sectors.

        Determinations to classify fair value measures within Level 3 of the valuation hierarchy generally are based upon the significance of the unobservable factors to the overall fair value measurement. In addition to the CMBS securities described above, included in the Level 3 classification at December 31, 2008 were approximately $458.4 million of fixed maturities with indicative pricing obtained from brokers that otherwise could not be corroborated to market observable data. The Company applies various due-diligence procedures, as considered appropriate, to validate the pricing of investments classified as Level 3, including back-testing to historical prices, benchmarking to similar securities, and internal review by a valuation committee. Level 3 also includes the GMIB reinsurance asset and the GWBL features' liability, which are accounted for as derivatives in accordance with SFAS No. 133. The GMIB reinsurance asset reflects the present value of reinsurance premiums and recoveries and risk margins over a range of market consistent economic scenarios while the GWBL related liability reflects the present value of expected future payments (benefits) less the fees, adjusted for risk margins, attributable to the GWBL feature valued as an embedded derivative over a range of market-consistent economic scenarios. The valuation of both the asset and liability just described incorporates significant non-observable assumptions related to policyholder behavior, risk margins and projections of Separate Account funds.

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are measured using present value or other valuation techniques. The fair value determinations are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such adjustments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair values cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded from fair value disclosures, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2008 and 2007.

        Fair values for mortgage loans on real estate are measured by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the fair value of the underlying collateral if lower.

        The fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and certain annuities, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate that takes into account the level of current market interest rates and collateral risk. The fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates fair value.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized in income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        DAC
        ---

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. When estimated gross profits are expected to be negative for multiple years of a contract life, DAC is amortized using the present value of estimated assessments. The effect on the amortization of DAC of revisions to estimated gross profits or assessments is reflected in earnings in the period such estimated gross profits or assessments are revised. A decrease in expected gross profits or assessments would accelerate DAC amortization. Conversely, an increase in expected gross profits or assessments would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Management sets estimated future gross profit assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. At December 31, 2008, the average gross short-term and long-term annual return estimate is 9.0% (6.7% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.7% net of product weighted average Separate Account fees) and 0.0% ((2.3%) net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15.0% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0.0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2008, current projections of future average gross market returns assume a 9% return for 2009 through 2013, which is within the maximum and minimum limitations.

        At the end of each accounting period, the present value of estimated gross profits or assessments is updated based on historical and anticipated future experience. Due primarily to the significant reduction in Separate Accounts balances in fourth quarter 2008 and a change in the estimate of average gross short-term annual return on Separate Account balances to 9.0%, estimated gross profits on a U.S. GAAP basis for certain issue years of the Accumulator(R) product line of variable annuities are expected to be negative due to the recognition of derivative gains in earnings, while the reserves do not fully reflect the immediate impact of equity and interest market fluctuations. Therefore, the amortization method was changed from a methodology that uses the present value of estimated gross profits to the present value of estimated assessments.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has been improving in recent years.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and General Account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2008, the average rate of assumed investment yields, excluding policy loans, was 6.2% grading to 6.0% over 10 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the accumulated amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Contractholder Bonus Interest Credits
        -------------------------------------

        Contractholder bonus interest credits are offered on certain deferred annuity products in the form of either immediate bonus interest credited or enhanced interest crediting rates for a period of time. The interest crediting expense associated with these contractholder bonus interest credits is deferred and amortized over the lives of the underlying contracts in a manner consistent with the amortization of DAC. Unamortized balances are included in Other assets.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        AXA Equitable issues certain variable annuity products with GMDB and GWBL features and guaranteed minimum accumulation benefits ("GMAB"). AXA Equitable also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender and withdrawal rates, mortality experience, and, for contracts with the GMIB feature, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        Deferred cost of reinsurance associated with the reinsurance of GMDB and GMIB riders is amortized over the life of the underlying annuity contracts based on assessments.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4.0% to 10.9% for life insurance liabilities and from 2.35% to 8.7% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

        At December 31, 2008, participating policies, including those in the Closed Block, represent approximately 9.73% ($27,200.0 million) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------

        Generally, Separate Accounts established under New York State Insurance Law are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not readily available or accessible for these securities, their fair value measures most often are determined through the use of model pricing that effectively discounts prospective cash flows to present value using appropriate sector adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity. The assets and liabilities of three Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as available for sale in the accompanying consolidated financial statements.

        The investment results of Separate Accounts, including unrealized (losses) gains, on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2008, 2007 and 2006, investment results of such Separate Accounts were (losses) gains of $(33,912.8) million, $5,347.4 million and $5,689.1 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

        The Company reports the General Account's interests in Separate Accounts as Trading securities in the consolidated balance sheets.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------

        Commissions, fees and other income principally include the Investment Management segment's investment advisory and service fees, distribution revenues and institutional research services revenue. Investment advisory and service base fees, generally calculated as a percentage, referred to as basis points ("BPs"), of assets under management, are recorded as revenue as the related services are performed; they include brokerage transactions charges received by SCB LLC, for certain retail, private client and institutional investment client transactions. Certain investment advisory contracts, including those with hedge funds, provide for a performance-based fee, in addition to or in lieu of a base fee that is calculated as either a percentage of absolute investment results or a percentage of the investment results in excess of or shortfall compared to a stated benchmark over a specified period of time. Performance-based fees are recorded as revenue at the end of each contract's measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and SCBL, for independent research and brokerage-related services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares") are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which the deferred sales commissions are generally recovered. These commissions are recovered from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

        AllianceBernstein's management tests the deferred sales commission asset for recoverability quarterly. AllianceBernstein's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC are based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the five-year, three-year and one-year periods and current quarterly periods ended December 31, 2008. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. If AllianceBernstein's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AllianceBernstein's management's best estimate of future cash flows discounted to a present value amount.

        Goodwill and Other Intangible Assets
        ------------------------------------

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets of acquired companies, and relates principally to the Bernstein Acquisition and purchases of AllianceBernstein units. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is tested annually for impairment and at interim periods if events or circumstances indicate an impairment could have occurred. Based on the 2008 impairment testing performed as of December 31, 2008, management determined that goodwill was not impaired.

        Intangible assets related to the Bernstein Acquisition and purchases of AllianceBernstein units include values assigned to contracts of businesses acquired. These intangible assets continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

        Other intangible assets are tested for impairment quarterly. Management believes that other intangible assets were not impaired at December 31, 2008.

        Other Accounting Policies
        -------------------------

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software that ranges between one and nine years.

        AXA Financial and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Discontinued operations include real estate held-for-sale.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale: o Management having the authority to approve the action commits the organization to a plan to sell the property.
        o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.
        o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.
        o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.
        o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
        o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        Real estate held-for-sale is included in the Other assets line in the consolidated balance sheets. The results of operations for real estate held-for-sale in each of the three years ended December 31, 2008 were not significant.

3)      INVESTMENTS

        Fixed Maturities and Equity Securities

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   GROSS              GROSS
                                               AMORTIZED         UNREALIZED         UNREALIZED         ESTIMATED
                                                  COST             GAINS              LOSSES           FAIR VALUE
                                            ----------------- -----------------  -----------------  ----------------
                                                                         (IN MILLIONS)
        DECEMBER 31, 2008
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate......................  $   18,913.6      $     223.6        $     1,782.7      $    17,354.5
            Mortgage and Asset Backed......       4,242.8            76.7                 580.0            3,739.5
            U.S. Treasury, government
              and agency securities........       1,061.9            279.7                  -              1,341.6
            States and political
              subdivisions.................        164.7             12.0                   7.7              169.0
            Foreign governments............        256.3             46.5                   5.6              297.2
            Redeemable preferred stock.....       1,571.7             .1                  642.6              929.2
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale.....  $   26,211.0      $     638.6        $     3,018.6      $    23,831.0
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale...............  $     31.7        $       -          $         4.9      $        26.8
          Trading securities...............        434.9              .2                  188.6              246.5
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities............  $     466.6       $      .2          $       193.5      $       273.3
                                            ================= =================  =================  ================

        December 31, 2007
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate......................  $   19,495.5      $     586.5        $       290.1      $    19,791.9
            Mortgage and Asset Backed......       4,665.3            52.5                 266.5            4,451.3
            U.S. Treasury, government
              and agency securities........        715.4             51.8                   -                767.2
            States and political
              subdivisions.................        169.8             16.7                    .6              185.9
            Foreign governments............        237.0             41.9                   -                278.9
            Redeemable preferred stock.....       1,730.7            51.3                  97.7            1,684.3
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale.....  $   27,013.7      $     800.7        $       654.9      $    27,159.5
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale...............  $     25.1        $      .8          $          .1      $        25.8
          Trading securities...............        482.2              8.7                  23.8              467.1
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities............  $     507.3       $      9.5         $        23.9      $       492.9
                                            ================= =================  =================  ================

        At December 31, 2008 and 2007, respectively, the Company had trading fixed maturities with an amortized cost of $79.6 million and $105.3 million and carrying values of $76.2 million and $106.2 million. Gross unrealized gains on trading fixed maturities were $0.1 million and $1.0 million and gross unrealized losses were $3.5 million and $0.1 million for 2008 and 2007, respectively.

        The Company determines the fair value of fixed maturities and equity securities based upon quoted prices in active markets, when available, or through the use of alternative approaches when market quotes are not readily accessible or available. These alternative approaches include matrix or model pricing and use of independent pricing services, each supported by reference to principal market trades or other observable market assumptions for similar securities. More specifically, the matrix pricing approach to fair value is a discounted cash flow methodology that incorporates market interest rates commensurate with the credit quality and duration of the investment.

        The contractual maturity of bonds at December 31, 2008 is shown below:

                                                                  AVAILABLE FOR SALE
                                                          ------------------------------------
                                                             AMORTIZED          ESTIMATED
                                                               COST             FAIR VALUE
                                                          ----------------   -----------------
                                                                     (IN MILLIONS)
        Due in one year or less..........................  $    668.0         $     670.7
        Due in years two through five....................      8,254.4             7,845.7
        Due in years six through ten.....................      7,777.2             7,077.9
        Due after ten years..............................      3,696.9             3,568.0
                                                          ----------------   -----------------
            Subtotal.....................................      20,396.5           19,162.3
        Mortgage and Asset Backed........................      4,242.8             3,739.5
                                                          ----------------   -----------------
        Total  ..........................................  $   24,639.3       $   22,901.8
                                                          ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process includes a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be other than temporarily impaired, then the appropriate provisions are taken.

        The following table discloses the 1,373 issues of fixed maturities that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2008:

                                  LESS THAN 12 MONTHS            12 MONTHS OR LONGER                  TOTAL
                              ----------------------------  -------------------------------------------------------------
                                                 GROSS                          GROSS                          GROSS
                               ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED     ESTIMATED       UNREALIZED
                               FAIR VALUE       LOSSES       FAIR VALUE        LOSSES       FAIR VALUE        LOSSES

                              ------------   -------------  -------------  -------------   -------------   --------------
                                                                    (IN MILLIONS)
   Fixed Maturities:
     Corporate..............  $   8,636.5    $   (1,051.8)  $    3,495.8   $     (730.9)   $   12,132.3    $   (1,782.7)
     Mortgage and
        Asset Backed........        379.9           (26.1)       1,409.6         (553.9)        1,789.5          (580.0)
     U.S. Treasury,
       government and
       agency securities....          -               -              -              -               -               -
     States and political

       subdivisions.........         36.9            (5.2)          17.7           (2.5)           54.6            (7.7)
     Foreign governments....         70.0            (5.6)           -              -              70.0            (5.6)
     Redeemable
       preferred stock......        364.2          (278.1)         515.6         (364.5)          879.8          (642.6)
                              ------------   -------------  -------------  -------------   -------------   --------------

   Total Temporarily

     Impaired Securities....  $   9,487.5    $   (1,366.8)  $    5,438.7   $   (1,651.8)   $   14,926.2    $   (3,018.6)
                              ============   =============  =============  =============   =============   ==============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting primarily of public high yield bonds. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or the National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2008, approximately $900.4 million or 3.5% of the $26,211.0 million aggregate amortized cost of fixed maturities held by the Company was considered to be other than investment grade.

        The Insurance Group does not originate, purchase or warehouse residential mortgages and is not in the mortgage servicing business. The Insurance Group's fixed maturity investment portfolio includes Residential Mortgage Backed Securities ("RMBS") backed by subprime and Alt-A residential mortgages. RMBS are securities whose cash flows are backed by the principal and interest payments from a set of residential mortgage loans. RMBS backed by subprime and Alt-A residential mortgages consist of loans made by banks or mortgage lenders to residential borrowers with lower credit ratings. The criteria used to categorize such subprime borrowers include Fair Isaac Credit Organization ("FICO") scores, interest rates charged, debt-to-income ratios and loan-to-value ratios. Alt-A residential mortgages are mortgage loans where the risk profile falls between prime and subprime; borrowers typically have clean credit histories but the mortgage loan has an increased risk profile due to higher loan-to-value and debt-to-income ratios and /or inadequate documentation of the borrowers' income. At December 31, 2008, the Insurance Group owned $49.1 million in RMBS backed by subprime residential mortgage loans, approximately 76% rated AAA, and $26.9 million in RMBS backed by Alt-A residential mortgage loans, approximately 82% of which were rated AAA. RMBS backed by subprime and Alt-A residential mortgages are fixed income investments supporting General Account liabilities.

        At December 31, 2008, the carrying value of fixed maturities that were non-income producing for the twelve months preceding that date was $21.2 million.

        Mortgage Loans
        --------------

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. There were no restructured mortgage loans on real estate, based on amortized cost, at December 31, 2008 or 2007. Gross interest income on such loans included in net investment income aggregated zero, $3.9 million and $4.1 million in 2008, 2007 and 2006, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to zero, $3.3 million and $4.8 million in 2008, 2007 and 2006, respectively.

        There were no impaired mortgage loans at December 31, 2008. Impaired mortgage loans along with the related investment valuation allowances at December 31, 2007 follow:

                                                                               December 31,
                                                                                   2007
                                                                              --------------
                                                                               (In Millions)
        Impaired mortgage loans with investment valuation allowances.......   $        11.4
        Impaired mortgage loans without investment valuation allowances....             -
                                                                              --------------
        Recorded investment in impaired mortgage loans.....................            11.4
        Investment valuation allowances....................................            (1.4)
                                                                              --------------
        Net Impaired Mortgage Loans........................................   $        10.0
                                                                              ==============

        During 2008, 2007 and 2006, respectively, the Company's average recorded investment in impaired mortgage loans was $7.4 million, $49.1 million and $78.8 million. Interest income recognized on these impaired mortgage loans totaled $0.6 million, $4.5 million, and, $4.5 million for 2008, 2007 and 2006, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2008 and 2007, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans were zero and $10.0 million.

        Equity Real Estate
        ------------------

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2008 and 2007, respectively, the Company owned zero and $113.0 million of real estate acquired in satisfaction of debt. During 2008, 2007 and 2006, no real estate was acquired in satisfaction of debt.

        Accumulated depreciation on real estate was $189.8 million and $179.7 million at December 31, 2008 and 2007, respectively. Depreciation expense on real estate totaled $12.8 million, $14.2 million and $18.3 million for 2008, 2007 and 2006, respectively.

        Valuation Allowances for Mortgage Loans and Equity Real Estate

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                  2008              2007             2006
                                                            ---------------   --------------   --------------
                                                                               (IN MILLIONS)
        Balances, beginning of year........................  $       1.4       $       21.0     $     11.8
        Additions charged to income........................          -                 20.9           10.1
        Deductions for writedowns and
          asset dispositions...............................         (1.4)             (40.5)           (.9)
                                                            ---------------   --------------   --------------
        Balances, End of Year..............................  $       -         $        1.4     $     21.0
                                                            ===============   ==============   ==============

        Balances, end of year comprise:
          Mortgage loans on real estate....................  $       -         $        1.4     $     11.3
          Equity real estate...............................          -                  -              9.7
                                                            ---------------   --------------   --------------
        Total..............................................  $       -         $        1.4     $     21.0
                                                            ===============   ==============   ==============

        Equity Method Investments
        -------------------------
        Included in other equity investments, are interests in limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,414.6 million and $1,607.9 million, respectively, at December 31, 2008 and 2007. Included in equity real estate are interests in real estate joint ventures accounted for under the equity method with a total carrying value of $48.3 million and $59.7 million, respectively, at December 31, 2008 and 2007. The Company's total equity in net (losses) earnings for these real estate joint ventures and limited partnership interests was $(58.1) million, $237.1 million and $169.6 million, respectively, for 2008, 2007 and 2006.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (4 individual ventures at both December 31, 2008 and 2007) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2008                2007
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $      318.2       $      391.3
        Investments in securities, generally at estimated fair value...........          47.3               99.3
        Cash and cash equivalents..............................................           7.8                2.4
        Other assets...........................................................           8.7                -
                                                                                ----------------   -----------------
        Total Assets...........................................................  $      382.0       $      493.0
                                                                                ================   =================

        Borrowed funds - third party...........................................  $      190.3       $      273.1
        Other liabilities......................................................           3.1                4.8
                                                                                ----------------   -----------------
        Total liabilities......................................................         193.4              277.9
                                                                                ----------------   -----------------

        Partners' capital......................................................         188.6              215.1
                                                                                ----------------   -----------------
        Total Liabilities and Partners' Capital................................  $      382.0       $      493.0
                                                                                ================   =================

        The Company's Carrying Value in These Entities Included Above..........  $      110.6       $       79.5
                                                                                ================   =================



                                                                    2008            2007               2006
                                                              --------------   -------------   -------------
                                                                               (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures..............  $        59.9    $       77.5          $ 88.5
         Net revenues of other limited partnership interests            -              15.3            (1.3)
        Interest expense - third party......................          (14.1)          (18.2)          (18.5)
        Other expenses......................................          (37.3)          (43.8)          (53.7)
                                                              --------------   -------------   -------------
        Net Earnings........................................  $         8.5    $       30.8          $ 15.0
                                                              ==============   =============   =============

        The Company's Equity in Net Earnings of These

          Entities Included Above...........................  $        12.3    $       24.6          $ 14.4
                                                              ==============   =============   =============

        Derivatives
        -----------

        At December 31, 2008, the Company had open exchange-traded futures positions on the S&P 500, Russell 1000, NASDAQ 100 and Emerging Market indices, having initial margin requirements of $453.3 million. At December 31, 2008, the Company had open exchange-traded futures positions on the 10-year U.S. Treasury Note, having initial margin requirements of $101.2 million. At that same date, the Company had open exchange-trade future positions on the Euro Stoxx, FTSE 100, European, Australasia, Far East ("EAFE") and Topix indices as well as corresponding currency futures on the Euro/U.S. dollar, Yen/U.S. dollar and Pound/U.S. dollar, having initial margin requirements of $150.2 million. All exchange-traded futures contracts are net cash settled daily.

        At December 31, 2008, the Company had $1,750.0 million open exchange-traded options on the S&P index to mature on January 19, 2010, consisting of a long put and short call on the index with strike prices of 881.7 and 1,021.2, respectively, and a short put position at 613.5. These positions were established in fourth quarter 2008 to mitigate the adverse effects of equity market declines on AXA Equitable statutory reserves and protect downside equity exposure to 30% but limit the opportunity for upside to approximately 16%. The contracts have not been designated as qualifying hedges under SFAS No. 133, consequently, changes in their fair values are reflected immediately in earnings. Investment income recorded on these derivatives totaled $7.1 million.

        The outstanding notional amounts of derivative financial instruments purchased and sold at December 31, 2008 and 2007 were:

                                                                                          DECEMBER 31,
                                                                                --------------------------------
                                                                                     2008                2007
                                                                                --------------    --------------
                                                                                          (IN MILLIONS)
        Notional Amount by Derivative Type:
           Interest rate floors...............................................  $    21,000       $    27,000
           Exchange traded U.S. Treasuries, and equity index futures..........       10,834             6,241
           Interest rate swaps................................................        1,100               125
           S&P puts/calls.....................................................        1,750                 -
                                                                                --------------    --------------
           Total..............................................................  $    34,684        $   33,366
                                                                                ==============    ==============

        At December 31, 2008 and 2007 and during the years then ended, no significant financial instruments contained implicit or explicit terms that met the definition of an embedded derivative component that needed to be separated from the host contract and accounted for as a derivative under the provisions of SFAS No. 133.

        In 2008, the Company executed various collateral arrangements with counterparties to over-the-counter derivative transactions, primarily used in its hedging programs for managing GMDB, GMIB and GWBL exposures, that require both the pledging and accepting of collateral (either in the form of cash or high-quality Treasury or government agency securities). At December 31, 2008, the Company held $568.7 million in cash collateral delivered by trade counterparties, representing the fair value of the related derivative agreements. This unrestricted cash collateral is reported in Cash and cash equivalents, and the obligation to return it is reported in Other liabilities in the consolidated balance sheets. In addition, the Company held approximately $40.0 million U.S. Treasury securities under these collateral agreements at December 31, 2008.

4)      GOODWILL AND OTHER INTANGIBLE ASSETS

        The carrying value of goodwill related to AllianceBernstein totaled $3,413.8 million and $3,412.1 million at December 31, 2008 and 2007, respectively. The Company tests this goodwill for recoverability each annual reporting period at December 31 and at interim periods if facts or circumstances are indicative of potential impairment. In accordance with the requirements of SFAS No. 142, the Company determined that goodwill was not impaired at December 31, 2008 and 2007 as the fair value of its investment in AllianceBernstein, the reporting unit, exceeded its carrying value at each respective measurement date. However, significant declines in AllianceBernstein's assets under management and operating results in 2008 as a result of the global financial crisis decreased the amount of the excess as compared to 2007. In addition, although the market price of AllianceBernstein Holding Units exceeded their book value at December 31, 2008 and 2007, their market value significantly decreased year-over-year.

        The Company primarily uses a discounted cash flow valuation technique to measure the fair value of its AllianceBernstein reporting unit for purpose of goodwill impairment testing. The underlying cash flows used in the December 31, 2008 valuation were sourced from AllianceBernstein's current business plan, which factored in current market conditions and all material events that have impacted, or that management believed at the time could potentially impact, future discounted expected cash flows for the first four years and a 7.4% compounded annual growth rate thereafter. The Company discounted these cash flows at approximately 8.2%. The resulting amount, net of minority interest, was tax-effected to reflect taxes incurred at the Company.

        The gross carrying amount of AllianceBernstein related intangible assets were $553.8 million and $556.2 million at December 31, 2008 and 2007, respectively, and the accumulated amortization of these intangible assets were $265.3 million and $243.7 million, respectively. Amortization expense related to the AllianceBernstein intangible assets totaled $23.7 million, $23.5 million and $23.6 million for 2008, 2007 and 2006, respectively, and estimated amortization expense for each of the next five years is expected to be approximately $21.4 million. AllianceBernstein tests intangible assets for impairment quarterly by comparing their fair value, as determined by applying a present value technique to expected cash flows, to their carrying value. Each quarter, significant assumptions used to estimate the expected cash flows from these intangible assets, primarily investment management contracts, are updated to reflect management's consideration of current market conditions on expectations made with respect to customer account attrition and asset growth rates. As of December 31, 2008, AllianceBernstein determined that these intangible assets were not impaired.

        At December 31, 2008 and 2007, respectively, net deferred sales commissions totaled $113.5 million and $183.6 million are included within the Investment Management segment's Other assets. The estimated amortization expense of deferred sales commissions based on the December 31, 2008 net asset balance for each of the next five years is $51.1 million, $32.4 million, $18.9 million, $8.2 million and $2.7 million. AllianceBernstein tests the deferred sales commission asset for impairment quarterly by comparing undiscounted future cash flows to the recorded value, net of accumulated amortization. Each quarter, significant assumptions used to estimate the future cash flows are updated to reflect management's consideration of current market conditions on expectations made with respect to future market levels and redemption rates. As of December 31, 2008, AllianceBernstein determined that the deferred sales commission asset was not impaired.

        To the extent that securities valuations remain depressed for prolonged periods of time and market conditions stagnate or worsen as a result of the global financial crisis, AllianceBernstein's assets under management, revenues, profitability, and unit price likely would be adversely affected. As a result, more frequent impairment testing may be required and potentially could result in an impairment of the goodwill, intangible assets, and/or deferred sales commission asset attributable to AllianceBernstein. In addition, subsequent impairment testing may be based upon different assumptions and future cash flow projections than used at December 31, 2008 as management's current business plan could be negatively impacted by other risks to which AllianceBernstein's business is subject, including, but not limited to, retention of investment management contracts, selling and distribution agreements, and existing relationships with clients and various financial intermediaries. Any impairment would reduce the recorded goodwill, intangible assets, and/or deferred sales commission asset amounts with a corresponding charge to earnings.

5)      CLOSED BLOCK

        Summarized financial information for the Closed Block follows:

                                                                                           DECEMBER 31,
                                                                               --------------------------------------
                                                                                     2008                2007
                                                                               ------------------  ------------------
                                                                                           (IN MILLIONS)
        CLOSED BLOCK LIABILITIES:
        Future policy benefits, policyholders' account balances and other....  $     8,544.8       $     8,657.3
        Other liabilities....................................................           71.3               115.2
                                                                               ------------------  ------------------
        Total Closed Block liabilities.......................................        8,616.1             8,772.5
                                                                               ------------------  ------------------

        ASSETS DESIGNATED TO THE CLOSED BLOCK:
        Fixed maturities, available for sale, at estimated fair value
           (amortized cost of $5,517.6 and $5,816.6).........................        5,041.5             5,825.6
        Mortgage loans on real estate........................................        1,107.1             1,099.3
        Policy loans.........................................................        1,180.3             1,197.5
        Cash and other invested assets.......................................          104.2                 4.7
        Other assets.........................................................          472.4               240.1
                                                                               ------------------  ------------------
        Total assets designated to the Closed Block..........................        7,905.5             8,367.2
                                                                               ------------------  ------------------

        Excess of Closed Block liabilities over assets designated to
           the Closed Block..................................................          710.6               405.3

        Amounts included in accumulated other comprehensive income:
           Net unrealized investment (losses) gains, net of deferred
             income tax benefit (expense) of $166.4 and $(3.2)...............         (309.2)                5.9
                                                                               ------------------  ------------------

        Maximum Future Earnings To Be Recognized From Closed Block
           Assets and Liabilities............................................  $       401.4       $       411.2
                                                                               ==================  ==================

        Closed Block revenues and expenses as follow:

                                                                   2008               2007               2006
                                                              ----------------  -----------------  ------------------
                                                                                  (IN MILLIONS)
        REVENUES:

        Premiums and other income............................ $      392.6       $      409.6       $       428.1
        Investment income (net of investment
           expenses of $1.1, $.2, and $.1)...................        496.0              501.8               520.2
        Investment (losses) gains, net.......................        (47.5)               7.9                 1.7
                                                              ----------------  -----------------  ------------------
        Total revenues.......................................        841.1              919.3               950.0
                                                              ----------------  -----------------  ------------------

        BENEFITS AND OTHER DEDUCTIONS:
        Policyholders' benefits and dividends................        818.7              828.2               852.2
        Other operating costs and expenses...................          7.4                2.7                 3.0
                                                              ----------------  -----------------  ------------------
        Total benefits and other deductions..................        826.1              830.9               855.2
                                                              ----------------  -----------------  ------------------

        Net revenues before income taxes.....................         15.0               88.4                94.8
        Income tax expense...................................         (5.2)             (31.0)              (31.1)
                                                              ----------------  -----------------  ------------------
        Net Revenues......................................... $        9.8       $       57.4       $        63.7
                                                              ================  =================  ==================

        Reconciliation of the policyholder dividend obligation follows:

                                                                                           DECEMBER 31,
                                                                                -----------------------------------
                                                                                      2008                2007
                                                                                ----------------   ----------------
                                                                                           (IN MILLIONS)
        Balance at beginning of year..........................................   $        -         $        3.2
        Increase in unrealized investment losses..............................            -                 (3.2)
                                                                                ----------------   ----------------
        Balance at End of Year ...............................................   $        -         $        -
                                                                                ================   ================

        There were no impaired mortgage loans at December 31, 2008 and 2007. Impaired mortgage loans along with the related investment valuation allowances at December 31, 2006 follow:

                                                                                     December 31,
                                                                                         2006
                                                                                   ----------------
                                                                                    (In Millions)
        Impaired mortgage loans with investment valuation allowances............   $         17.8
        Impaired mortgage loans without investment valuation allowances.........               .1
                                                                                   ----------------
        Recorded investment in impaired mortgage loans..........................             17.9
        Investment valuation allowances.........................................             (7.3)
                                                                                   ----------------
        Net Impaired Mortgage Loans............................................... $         10.6
                                                                                   ================

        During 2008, 2007 and 2006, respectively, the Closed Block's average recorded investments in impaired mortgage loans were $0.4 million, $36.3 million and $59.9 million, respectively. Interest income recognized on these impaired mortgage loans totaled zero, $3.9 million and $3.3 million for 2008, 2007 and 2006, respectively.

        Valuation allowances amounted to $7.3 million on mortgage loans on real estate at December 31, 2006; there were no valuation allowances on mortgage loans at December 31, 2008 and 2007. Writedowns of fixed maturities amounted to $45.8 million, $3.0 million and $1.4 million for 2008, 2007 and 2006, respectively.

6)      CONTRACTHOLDER BONUS INTEREST CREDITS

        Changes in the deferred asset for contractholder bonus interest credits are as follows:

                                                                                           DECEMBER 31,
                                                                                -----------------------------------
                                                                                     2008                2007
                                                                                ---------------    ----------------
                                                                                          (IN MILLIONS)
        Balance, beginning of year............................................. $    754.2         $      650.7
        Contractholder bonus interest credits deferred ........................      137.6                174.7
        Amortization charged to income ........................................      (83.9)               (71.2)
                                                                                ---------------    ----------------
        Balance, End of Year .................................................. $    807.9         $      754.2
                                                                                ===============    ================

7)      FAIR VALUE DISCLOSURES

        Assets and liabilities measured at fair value on a recurring basis are summarized below:

                  FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2008

                                                 LEVEL 1             LEVEL 2            LEVEL 3               TOTAL
                                             ----------------    ----------------   ----------------    ------------------
                                                                            (IN MILLIONS)
ASSETS
Investments:
    Fixed maturities available for sale      $        149.9      $      21,256.7    $       2,424.4     $      23,831.0
    Other equity investments.........                  63.4                  -                  2.0                65.4
    Trading securities...............                 322.6                  -                   .1               322.7

    Other invested assets............                  31.1                419.0              547.0               997.1
Loans to affiliates..................                   -                  588.3                -                 588.3
Cash equivalents.....................               1,832.3                  -                  -               1,832.3
Segregated securities................               2,572.6                  -                  -               2,572.6
GMIB reinsurance contracts...........                   -                    -              4,821.7             4,821.7
Separate Accounts' assets............              66,044.4              1,248.3              334.3            67,627.0
                                             ----------------    ----------------   ----------------    ------------------
      Total Assets...................        $     71,016.3      $      23,512.3    $       8,129.5     $      102,658.1
                                             ================    ================   ================    ==================
LIABILITIES
GWBL features' liability.............        $          -        $           -      $         272.6     $         272.6
                                             ----------------    ----------------   ----------------    ------------------
      Total Liabilities..............        $          -        $           -      $         272.6     $          272.6
                                             ================    ================   ================    ==================

        The table below presents a reconciliation for all Level 3 assets and liabilities at December 31, 2008:

                               LEVEL 3 INSTRUMENTS
                             FAIR VALUE MEASUREMENTS
                                  (IN MILLIONS)

                                     FIXED
                                   MATURITIES         OTHER          OTHER          GMIB            SEPARATE          GWBL
                                   AVAILABLE          EQUITY        INVESTED     REINSURANCE        ACCOUNTS        FEATURES
                                    FOR SALE      INVESTMENTS(1)     ASSETS         ASSET            ASSETS        LIABILITY
                                 --------------   --------------  -----------   --------------    -------------   -------------
BALANCE, DEC. 31, 2007.......    $     2,503.4    $         3.0   $     160.9   $       124.7     $        40.8   $      -
 Impact of adopting
  SFAS No. 157, included
  in earnings................              -                -             -             210.6               -            -
                                 --------------   --------------  -----------   --------------    -------------   -------------
BALANCE, JAN. 1, 2008........          2,503.4              3.0         160.9           335.3              40.8          -
                                 --------------   --------------  -----------   --------------    -------------   -------------
 Total gains (losses),
  realized and unrealized,
  included in:
    Earnings as:
     Net investment income...              3.3              -           359.3             -                 -            -
     Investment (losses)
      gains, net.............           (144.5)            (1.1)          -               -               (17.4)         -
     Commissions, fees and
      other income...........              -                -             -           3,571.2               -            -
     Policyholders' benefits.              -                -             -               -                 -          265.2
                                 --------------   --------------  -----------   --------------    -------------   -------------
           Subtotal..........           (141.2)            (1.1)        359.3         3,571.2             (17.4)       265.2
                                 --------------   --------------  -----------   --------------    -------------   -------------
    Other comprehensive

     income..................           (384.6)              .6           -               -                 -            -
 Purchases/issuances and

  sales/settlements, net.....            (85.6)             (.4)         26.8           915.2             248.6          7.4
 Transfers into/out of

  Level 3(2).................            532.4              -             -               -                62.3          -
                                 --------------   --------------  -----------   --------------    -------------   -------------
BALANCE, DEC. 31, 2008.......    $     2,424.4    $         2.1   $     547.0   $     4,821.7     $       334.3   $    272.6
                                 ==============   ==============  ===========   ==============    =============   =============

        (1) Includes Trading securities' Level 3 amount.
        (2) Transfers into/out of Level 3 classification are reflected at beginning-of-period fair values.

        The table below details changes in unrealized gains (losses) for 2008 by category for Level 3 assets and liabilities still held at December 31, 2008:

                                                                               EARNINGS
                                                -----------------------------------------------------------------
                                                                  INVESTMENT      COMMISSIONS                           OTHER
                                                     NET            GAINS           FEES AND          POLICY-           COMPRE-
                                                 INVESTMENT       (LOSSES),          OTHER             HOLDER           HENSIVE
                                                   INCOME            NET             INCOME           BENEFITS          INCOME
                                                -------------   --------------   --------------    --------------   --------------
                                                                                  (IN MILLIONS)
STILL HELD AT DEC. 31, 2008:
   CHANGE IN UNREALIZED GAINS
   OR LOSSES
     Fixed maturities
       available for sale.........              $        -      $         -      $         -       $         -            (394.1)
     Other equity investments.....                       -                -                -                 -                .6
     Other invested assets........                     386.1              -                -                 -               -
     Cash equivalents.............                       -                -                -                 -               -
     Segregated securities........                       -                -                -                 -               -
     GMIB reinsurance contracts..........                -                -            3,571.2               -               -
     Separate Accounts' assets...........                -              (16.6)             -                 -               -
     GWBL features' liability............                -                -                -               265.2             -
                                                -------------   --------------   --------------    --------------   --------------
         Total....................              $      386.1    $       (16.6)   $     3,571.2     $       265.2          (393.5)
                                                =============   ==============   ==============    ==============   ==============

      Fair value measurements are required on a non-recurring basis for certain assets, including goodwill, mortgage loans on real estate, equity real estate held for production of income, and equity real estate held for sale, only when an other-than-temporary impairment or other event occurs. When such fair value measurements are recorded, they must be classified and disclosed within the fair value hierarchy. At December 31, 2008, no assets were measured at fair value on a non-recurring basis.

      The carrying values and fair values for financial instruments not otherwise disclosed in Notes 3, 5, 10 and 16 of Notes to Consolidated Financial Statements are presented below:

                                                                         DECEMBER 31,
                                              --------------------------------------------------------------------
                                                            2008                               2007
                                              ---------------------------------  ---------------------------------
                                                 CARRYING         ESTIMATED         Carrying         Estimated
                                                  VALUE           FAIR VALUE         Value           Fair Value
                                              ---------------   ---------------  ---------------   ---------------
                                                                         (IN MILLIONS)
      Consolidated:
      -------------
      Mortgage loans on real estate..........  $   3,673.9       $   3,624.5      $   3,730.6       $   3,766.9
      Other limited partnership interests....      1,414.6           1,414.6          1,607.9           1,607.9
      Policyholders liabilities:
        Investment contracts.................      3,072.9           3,162.5          3,651.5           3,712.6
      Long-term debt.........................       199.9             190.8            199.8             224.6

      Closed Block:
      -------------
      Mortgage loans on real estate..........  $   1,107.1       $   1,102.6      $   1,099.3       $   1,111.4
      Other equity investments...............        2.7               2.7              3.6               3.6
      SCNILC liability.......................        8.6               8.6              9.2               9.2

      Wind-up Annuities:
      ------------------
      Mortgage loans on real estate..........  $     1.2         $     1.3        $     2.2         $     2.3
      Other equity investments...............        1.3               1.3              1.6               1.6
      Guaranteed interest contracts..........        5.5               6.2              5.5               5.8


8)      GMDB, GMIB AND NO LAPSE GUARANTEE FEATURES

        A) Variable Annuity Contracts - GMDB, GMIB and GWBL

        The Company has certain variable annuity contracts with GMDB, GMIB and/or GWBL features in-force that guarantee one of the following:

          o Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

          o Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

          o Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

          o Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit which may include a five year or annual reset; or

          o Withdrawal: the withdrawal is guaranteed up to a maximum amount per year for life.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities:

                                                                 GMDB            GMIB            TOTAL
                                                            -------------   -------------   --------------
                                                                            (IN MILLIONS)
        Balance at January 1, 2006.......................   $      115.2    $      173.6    $       288.8
          Paid guarantee benefits........................          (31.6)           (3.3)           (34.9)
          Other changes in reserve.......................           80.1            58.0            138.1
                                                            -------------   -------------   --------------
        Balance at December 31, 2006.....................          163.7           228.3            392.0
          Paid guarantee benefits........................          (30.6)           (2.7)           (33.3)
          Other changes in reserve.......................          120.0            84.3            204.3
                                                            -------------   -------------   --------------
        Balance at December 31, 2007.....................          253.1           309.9            563.0
          Paid guarantee benefits........................          (72.8)           (8.2)           (81.0)
          Other changes in reserve.......................          800.6         1,678.2          2,478.8
                                                            -------------   -------------   --------------
        Balance at December 31, 2008.....................   $      980.9    $    1,979.9    $     2,960.8
                                                            =============   =============   ==============

        Related GMDB reinsurance ceded amounts were:

                                                                 GMDB
                                                            -------------
                                                            (IN MILLIONS)
        Balance at January 1, 2006.......................   $       22.7
          Paid guarantee benefits........................           (9.1)
          Other changes in reserve.......................           10.0
                                                            -------------
        Balance at December 31, 2006.....................           23.6
          Paid guarantee benefits........................           (7.6)
          Other changes in reserve.......................           11.5
                                                            -------------
        Balance at December 31, 2007.....................           27.5
          Paid guarantee benefits........................           (7.1)
          Other changes in reserve.......................          306.9
                                                            -------------
        Balance at December 31, 2008.....................   $      327.3
                                                            =============

        The December 31, 2008 values for variable annuity contracts in-force on such date with GMDB and GMIB features are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive:


                                                   RETURN
                                                     OF
                                                   PREMIUM         RATCHET         ROLL-UP         COMBO          TOTAL
                                               --------------  --------------  --------------  -------------  ---------------
                                                                           (DOLLARS IN MILLIONS)
        GMDB:
        -----
        Account values invested in:
           General Account..................   $    10,966     $     329       $      301      $       925    $    12,521
           Separate Accounts................   $    19,435     $   5,680       $    4,304      $    24,633    $    54,052
        Net amount at risk, gross...........   $     6,079     $   2,921       $    3,622      $    13,273    $    25,895
        Net amount at risk, net of
           amounts reinsured................   $     6,079     $   1,846       $    2,427      $     5,769    $    16,121
        Average attained age of
           contractholders..................            49.4          61.9             65.9             61.9           53.1
        Percentage of contractholders
          over age 70.......................             7.4%         24.0%            39.5%            22.1%          12.5%
        Range of contractually specified
           interest rates..................           N/A             N/A           3% - 6%       3% - 6.5%

        GMIB:
        -----
        Account values invested in:
           General Account..................          N/A             N/A      $       46      $     1,258    $     1,304
           Separate Accounts................          N/A             N/A      $    2,578      $    32,938    $    35,516
        Net amount at risk, gross...........          N/A             N/A      $    1,363      $     1,527    $     2,890
        Net amount at risk, net of
           amounts reinsured................          N/A             N/A      $      396      $       612    $     1,008
        Weighted average years remaining
           until earliest annuitization.....          N/A             N/A               1.5              7.7            7.1
        Range of contractually specified
           interest rates..................           N/A             N/A           3% - 6%         3% - 6.5%

        The GWBL related liability, which reflects the present value of expected future payments (benefits) less the fees attributable to the GWBL feature valued as an embedded derivative over a range of market consistent economic scenarios, was $272.6 million at December 31, 2008.

        B) Separate Account Investments by Investment Category Underlying GMDB and GMIB Features
           -------------------------------------------------------------------

        The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option which is part of the General Account and variable investment options that invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2008               2007
                                                                                ----------------  ------------------
                                                                                           (IN MILLIONS)
        GMDB:
        -----
          Equity..............................................................   $ 30,428          $ 48,587
          Fixed income........................................................     3,745             4,392
          Balanced............................................................     17,469            20,546
          Other...............................................................     2,410             2,151
                                                                                ----------------  ------------------
          Total...............................................................   $ 54,052          $ 75,676
                                                                                ================  ==================

        GMIB:
        -----
          Equity..............................................................   $ 19,138          $ 27,831
          Fixed income........................................................     2,219             2,687
          Balanced............................................................     12,887            14,816
          Other...............................................................     1,272             1,018
                                                                                ----------------  ------------------
          Total...............................................................   $ 35,516          $ 46,352
                                                                                ================  ==================

        C) Hedging Programs for GMDB, GMIB and GWBL Features
           -------------------------------------------------

        Beginning in 2003, AXA Equitable established a program intended to hedge certain risks associated first with the GMDB feature and, beginning in 2004, with the GMIB feature of the Accumulator(R) series of variable annuity products. This program currently utilizes exchange-traded futures contracts, interest rate swap and floor contracts and other derivative instruments that are managed in an effort to reduce the economic impact of unfavorable changes in GMDB, GMIB and GWBL exposures attributable to movements in the equity and fixed income markets. At the present time, this program hedges such economic risks on products sold from 2001 forward, to the extent such risks are not reinsured. At December 31, 2008, the total account value and net amount at risk of the hedged Accumulator(R) series of variable annuity contracts were $27,668 million and $10,615 million, respectively, with the GMDB feature and $15,514 million and $623 million, respectively, with the GMIB feature.

        These programs do not qualify for hedge accounting treatment under SFAS No. 133. Therefore, SFAS No. 133 requires gains or losses on the derivatives contracts used in these programs, including current period changes in fair value, to be recognized in investment income in the period in which they occur, and may contribute to earnings volatility.

        D) Variable and Interest-Sensitive Life Insurance Policies - No Lapse Guarantee
            ------------------------------------------------------------------

        The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

        The following table summarizes the no lapse guarantee liabilities reflected in the General Account in Future policy benefits and other policyholders liabilities, and the related reinsurance ceded:

                                                                 DIRECT        REINSURANCE
                                                               LIABILITY          CEDED             NET
                                                            --------------   ---------------   -------------
                                                                              (IN MILLIONS)
       Balance at January 1, 2006.........................  $       34.8      $      (20.4)    $      14.4
          Other changes in reserve........................          32.0             (27.5)            4.5
                                                            --------------   ---------------   -------------
       Balance at December 31, 2006.......................          66.8             (47.9)           18.9
          Other changes in reserve........................          68.2             (59.7)            8.5
                                                            --------------   ---------------   -------------
       Balance at December 31, 2007.......................         135.0            (107.6)           27.4
          Other changes in reserve........................          68.0             (45.0)           23.0
                                                            --------------   ---------------   -------------
       Balance at December 31, 2008.......................  $      203.0     $      (152.6)    $      50.4
                                                            ==============   ===============   =============


9)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The Insurance Group reinsures most of its new variable life, universal life and term life policies on an excess of retention basis. The Insurance Group maintains a maximum retention on each single life policy of $25 million and on each second-to-die policy of $30 million with the excess 100% reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases. Likewise, certain risks that would otherwise be reinsured on a proportional basis have been retained.

        At December 31, 2008, the Company had reinsured to non-affiliates and affiliates in the aggregate approximately 5.4% and 32.3%, respectively, of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 65.1% of its current liability exposure resulting from the GMIB feature. See Note 8 herein.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2008 and 2007 were $4,821.7 million and $124.7 million, respectively. The increases (decreases) in fair value were $1,566.8 million, $6.9 million and $(14.8) million for 2008, 2007 and 2006, respectively.

        At December 31, 2008 and 2007, respectively, third party reinsurance recoverables related to insurance contracts amounted to $2,897.2 million and $2,890.6 million. Reinsurance payables related to insurance contracts totaling $62.7 million and $58.7 million are included in other liabilities in the consolidated balance sheets at December 31, 2008 and 2007, respectively.

        The Insurance Group cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $236.8 million and $239.6 million at December 31, 2008 and 2007, respectively.

        The Insurance Group also cedes a portion of its extended term insurance and paid up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

        The Insurance Group has also assumed accident, health, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. In addition to the sale of insurance products, the Insurance Group currently acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. Reinsurance assumed reserves at December 31, 2008 and 2007 were $719.8 million and $642.8 million, respectively.

        The following table summarizes the effect of reinsurance (excluding group life and health):

                                                                 2008            2007             2006
                                                            --------------   -------------   -------------
                                                                             (IN MILLIONS)
        Direct premiums.................................... $       848.3    $      855.1    $      858.6
        Reinsurance assumed................................         193.8           193.0           188.4
        Reinsurance ceded..................................        (283.5)         (243.2)         (229.2)
                                                            --------------   -------------   -------------
        Premiums                                            $       758.6    $      804.9    $      817.8
                                                            ==============   =============   =============

        Universal Life and Investment-type Product
          Policy Fee Income Ceded.......................... $       169.1    $      153.9    $       99.0
                                                            ==============   =============   =============
        Policyholders' Benefits Ceded...................... $     1,221.8    $      510.7    $      387.5
                                                            ==============   =============   =============
        Interest Credited to Policyholders' Account
          Balances Ceded................................... $        33.2    $       56.1    $       53.8
                                                            ==============   =============   =============

        Individual Disability Income and Major Medical

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $94.4 million and $94.3 million at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, respectively, $1,680.8 million and $1,040.9 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized below:

                                                                  2008            2007           2006
                                                            --------------   -------------   -------------
                                                                             (IN MILLIONS)
        Incurred benefits related to current year.......... $        35.5    $       32.9    $       35.8
        Incurred benefits related to prior years...........           4.2            13.2             9.9
                                                            --------------   -------------   -------------
        Total Incurred Benefits............................ $        39.7    $       46.1    $        45.7
                                                            ==============   =============   =============

        Benefits paid related to current year.............. $        10.8    $       11.9    $        14.0
        Benefits paid related to prior years...............          28.8            32.8             30.0
                                                            --------------   -------------   -------------
        Total Benefits Paid................................ $        39.6    $       44.7    $        44.0
                                                            ==============   =============   =============


10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                     DECEMBER 31,
                                                                             -----------------------------
                                                                                  2008           2007
                                                                             -------------   -------------
                                                                                     (IN MILLIONS)
        Short-term debt:
        Promissory note (with an interest rate of 5.16%)..................   $     -         $      248.3
        AllianceBernstein commercial paper
          (with interest rates of 1.8% and 4.3%)..........................       284.8              533.9
                                                                             -------------   -------------
            Total short-term debt.........................................          284.8           782.2
                                                                             -------------   -------------

        Long-term debt:
        AXA Equitable:
          Surplus Notes, 7.70%, due 2015..................................          199.8           199.8
                                                                             -------------   -------------
            Total long-term debt..........................................          199.8           199.8
                                                                             -------------   -------------

        Total Short-term and Long-term Debt...............................   $      484.6    $      982.0
                                                                             =============   =============

        Short-term Debt
        ---------------

        On September 23, 2008, AXA Equitable repaid its $350.0 million promissory note, $101.7 million of which was included in Wind-up Annuities discontinued operations.

        On July 17, 2008, AXA Equitable was accepted as a member of the Federal Home Loan Bank of New York ("FHLBNY") which provides AXA Equitable access to collateralized borrowings and other FHLBNY products. As membership requires the ownership of member stock, AXA Equitable purchased stock totaling $13.5 million. The credit facility provided by the FHLBNY will supplement existing liquidity sources and provide a diverse and reliable source of funds. Any borrowings from the FHLBNY require the purchase of FHLBNY activity based stock in an amount equal to 4.5% of the borrowings. AXA Equitable's borrowing capacity with FHLBNY is $1.00 billion. As a member of FHLBNY, AXA Equitable can receive advances for which it would be required to pledge qualified mortgage-backed assets and government securities as collateral. At December 31, 2008, there were no outstanding borrowings from FHLBNY.

        As of December 31, 2008, SCB LLC maintained five separate uncommitted credit facilities with various banks totaling $775 million. As of December 31, 2008 and 2007, no amounts were outstanding under these credit facilities. Each loan shall bear interest at the rate of interest agreed to by the lender and the borrower at the time such loan is made.

        In January 2008, SCB LLC entered into a $950.0 million three-year revolving credit facility with a group of commercial banks to fund its obligations resulting from engaging in certain securities trading and other customer activities. Under the revolving credit facility, the interest rate, at the option of SCB LLC, is a floating rate generally based upon a defined prime rate, a rate related to LIBOR or the Federal Funds rate.

        AllianceBernstein has a $1,000.0 million five-year revolving credit facility with a group of commercial banks and other lenders which expires in 2011. The revolving credit facility is intended to provide back-up liquidity for their $1,000.0 million commercial paper program although they borrow directly under the facility from time to time. Under the revolving credit facility, the interest rate, at the option of AllianceBernstein, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds rate. The revolving credit facility contains covenants which, among other things, require AllianceBernstein to meet certain financial ratios. AllianceBernstein was in compliance with the covenants as of December 31, 2008.

        Long-term Debt
        --------------

        At December 31, 2008, the Company was not in breach of any debt covenants.

11)     RELATED PARTY TRANSACTIONS

        The Company reimburses AXA Financial for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to AXA Financial of the benefits provided which totaled $76.2 million, $63.1 million and $53.5 million, respectively, for 2008, 2007 and 2006.

        In 2008, 2007 and 2006, respectively, the Company paid AXA Distribution and its subsidiaries $754.2 million, $806.9 million and $767.2 million of commissions and fees for sales of insurance products. The Company charged AXA Distribution's subsidiaries $320.5 million, $340.2 million and $352.9 million, respectively, for their applicable share of operating expenses in 2008, 2007 and 2006, pursuant to the Agreements for Services.

        In September 2001, AXA Equitable loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment both matured and was repaid on June 15, 2007 and had an interest rate of 5.89%.

        In 2005, AXA Equitable issued a note to AXA Financial in the amount of $325.0 million with an interest rate of 6.00% and a maturity date of December 1, 2035. Interest on this note is payable semi-annually.

        In September 2007, AXA issued $650.0 million in 5.40% senior unsecured notes to AXA Equitable. These notes pay interest semi-annually and mature on September 30, 2012.

        In November 2008, AXA Financial purchased a $500.0 million callable 7.1% surplus note from AXA Equitable. The note pays interest semi-annually and matures on December 1, 2018.

        In December 2008, AXA Financial purchased a $500.0 million callable 7.1% surplus note from AXA Equitable. The note pays interest semi-annually and matures on December 1, 2018.

        In fourth quarter 2008, AXA Equitable reinsured the GMDB and GMIB riders on the Accumulator(R) products sold on or after January 1, 2006 and in-force at September 30, 2008 with AXA Financial (Bermuda) Ltd. ("AXA Bermuda"), an affiliate that is an indirect wholly owned subsidiary of AXA Financial. AXA Equitable transferred cash and derivative instruments with a fair value of $6,892.5 million equal to the market value of the insurance liabilities assumed by AXA Bermuda on October 1, 2008 and income derived from the hedges related to these riders for the period from October through December 2008, to that entity. AXA Bermuda will manage the dynamic hedging program to mitigate risks related to the reinsured riders. In fourth quarter 2008, AXA Equitable recorded a GMDB reinsurance recoverable and a GMIB reinsurance asset totaling $3,385.7 resulting in a cost of reinsurance of $3,506.8 million. The cost of this arrangement has been deferred and will be amortized over the life of the underlying annuity contracts. Amortization of the cost in 2009 is expected to be approximately $290 million.

        Various AXA affiliates cede a portion of their life and health insurance business through reinsurance agreements to AXA Cessions, an AXA affiliated reinsurer. AXA Cessions, in turn, retroceded a quota share portion of these risks to AXA Equitable on a one-year term basis for 2007 and 2006. Premiums earned in 2007 and 2006 under this arrangement totaled approximately $1.8 million and $1.1 million, respectively.

        Both AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements including technology and professional development arrangements. AXA Equitable and AllianceBernstein incurred expenses under such agreements of approximately $157.8 million, $143.6 million and $127.5 million in 2008, 2007 and 2006, respectively. Expense reimbursements by AXA and AXA affiliates to AXA Equitable under such agreements totaled approximately $63.0 million, $58.4 million and $53.8 million in 2008, 2007 and 2006, respectively. The net receivable related to these contracts was approximately $3.4 million and $25.3 million at December 31, 2008 and 2007, respectively.

        Commissions, fees and other income included certain revenues for services provided to mutual funds managed by AllianceBernstein. These revenues are described below:

                                                                  2008             2007            2006
                                                             --------------   --------------  ---------------
                                                                              (IN MILLIONS)
        Investment advisory and services fees..............  $       870.5    $     1,027.6   $        841.0
        Distribution revenues..............................          378.4            473.4            421.0
        Other revenues - shareholder servicing fees........           99.0            103.6             97.2
        Other revenues - other.............................            6.9              6.5              6.9
        Institutional research services....................            1.2              1.6              1.9


12)     EMPLOYEE BENEFIT PLANS

        The Company (other than AllianceBernstein) sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. On December 31, 2007, the Company transferred the liability for a non-qualified defined benefit plan to AXA Financial in exchange for a non-cash capital contribution totaling $13.5 million. These pension plans are non-contributory and their benefits are based on a cash balance formula and/or, for certain participants, years of service and final average earnings over a specified period in the plans. AllianceBernstein maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AllianceBernstein in the United States prior to October 2, 2000. AllianceBernstein's benefits are based on years of credited service and average final base salary. The Company uses a December 31 measurement date for its pension and postretirement plans.

        The Company made cash contributions to its qualified pension plans of $35.6 million in 2008. Generally, the Company's funding policy (other than AllianceBernstein) is to make an annual aggregate contribution to its qualified pension plans of approximately $30.0 million unless the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA") is greater; no significant cash contributions are expected to be required to satisfy the minimum funding requirements for 2009. AllianceBernstein's policy is to satisfy its funding obligation each year in an amount not less than the minimum required by ERISA and not greater than the maximum it can deduct for federal income tax purposes. AllianceBernstein currently estimates it will make a contribution to its qualified retirement plan of $22 million in 2009.

        Effective December 31, 2008, AllianceBernstein amended its qualified pension plan to eliminate all future accruals for future services and compensation increases. This amendment was considered a plan curtailment and resulted in a decrease in the Projected Benefit Obligation ("PBO") of approximately $13.1 million, which was offset against existing deferred losses in accumulated other comprehensive income (loss). In addition, as a result of all future service being eliminated, AllianceBernstein accelerated recognition of the existing prior service credit of $3.5 million in fourth quarter 2008.

        Components of net periodic pension expense for the Company's qualified and non-qualified plans were as follows:

                                                                  2008               2007                2006
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $        41.6       $       39.0       $       37.6
        Interest cost on PBO...............................          134.1              128.8              122.1
        Expected return on assets..........................         (194.4)            (191.0)            (184.8)
        Curtailment gain recognized........................           (3.5)               -                  -
        Net amortization and deferrals.....................           42.6               57.5               81.0
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension Expense.......................  $        20.4       $       34.3       $       55.9
                                                            =================   ================   =================

        The plans' PBO under the Company's qualified and non-qualified plans were comprised of:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2008                2007
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Benefit obligations, beginning of year.................................  $    2,222.1       $    2,294.3
        Service cost...........................................................          33.6               31.0
        Interest cost..........................................................         134.1              128.8
        Plan amendments........................................................           -                  8.2
        Actuarial gains........................................................         (27.6)             (73.6)
        Plan curtailment.......................................................         (13.1)               -
        Benefits paid..........................................................        (168.0)            (166.6)
                                                                                ----------------   -----------------
        Benefit Obligations, End of Year.......................................  $    2,181.1       $    2,222.1
                                                                                ================   =================

        At December 31, 2006, the Company adopted SFAS No. 158, requiring recognition, in the consolidated balance sheet, of the funded status of its defined benefit pension plans, measured as the difference between plan assets at fair value and the PBO. The following table discloses the change in plan assets and the funded status of the Company's qualified and non-qualified plans:

                                                                                             DECEMBER 31,

                                                                                  -----------------------------------
                                                                                       2008               2007
                                                                                  ----------------  -----------------
                                                                                            (IN MILLIONS)
        Plan assets at fair value, beginning of year.............................. $    2,415.7      $     2,396.0
        Actual return on plan assets..............................................       (813.6)             191.2
        Contributions.............................................................         35.6                4.8
        Benefits paid and fees....................................................       (177.3)            (176.3)
                                                                                  ----------------  -----------------
        Plan assets at fair value, end of year....................................      1,460.4            2,415.7
        PBO.......................................................................      2,181.1            2,222.1
                                                                                  ----------------  -----------------
        (Underfunding) Overfunding of Plan Assets Over PBO........................ $     (720.7)     $       193.6
                                                                                  ================  =================

        Amounts recognized in the accompanying consolidated balance sheets to reflect the funded status of these plans were accrued pension costs of $720.7 million at December 31, 2008 and prepaid and accrued pension costs of $213.5 million and $19.9 million, respectively, at December 31, 2007. The aggregate PBOs and fair value of plan assets for pension plans with PBOs in excess of plan assets were $2,181.1 million and $1,460.4 million, respectively at December 31, 2008 and $76.7 million and $56.8 million, respectively, at December 31, 2007. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2,137.7 million and $1,460.4 million, respectively, at December 31, 2008 and $65.0 million and $56.8 million, respectively, at December 31, 2007. The accumulated benefit obligations for all defined benefit pension plans were $2,137.7 million and $2,154.0 million at December 31, 2008 and 2007, respectively.

        The following table discloses the amounts included in accumulated other comprehensive income at December 31, 2008 that have not yet been recognized as components of net periodic pension cost:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   2008                 2007
                                                                            -------------------  -------------------
                                                                                         (IN MILLIONS)
        Unrecognized net actuarial loss .................................... $      1,497.0       $        575.8
        Unrecognized prior service cost (credit)............................            3.2                 (4.9)
        Unrecognized net transition asset...................................            (.6)                 (.8)
                                                                            -------------------  -------------------
             Total ......................................................... $      1,499.6       $        570.1
                                                                            ===================  ===================

        The estimated net actuarial loss, prior service credit, and net transition asset expected to be reclassified from accumulated other comprehensive income and recognized as components of net periodic pension cost over the next year are $97.3 million, $(4.2) million, and $(.1) million, respectively. The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets for the qualified plans of the Company at December 31, 2008 and 2007.

                                                                                DECEMBER 31,
                                                          ----------------------------------------------------------
                                                                     2008                           2007
                                                          ---------------------------    ---------------------------
                                                                                (IN MILLIONS)
                                                             ESTIMATED                      Estimated
                                                            FAIR VALUE         %           Fair Value         %
                                                          ---------------- ----------   ----------------- ----------
        Corporate and government debt securities........  $       406.4        27.9       $      414.3        17.1
        Equity securities...............................          790.6        54.1            1,723.7        71.4
        Equity real estate..............................          244.5        16.7              277.7        11.5
        Short-term investments .........................           18.9         1.3                -           -
                                                          ---------------- ----------   ----------------- ----------
        Total Plan Assets...............................  $     1,460.4       100.0       $    2,415.7       100.0
                                                          ================ ==========   ================= ==========

        Qualified pension plan assets declined approximately $955.3 million from December 31, 2007 to December 31, 2008, primarily due to the steep decline and volatility in equity markets, particularly during the latter part of 2008. During fourth quarter 2008, a short term hedge program was executed by the AXA Equitable qualified pension plans to minimize further downside equity risk.

        The primary investment objective of the plans of the Company is to maximize return on assets, giving consideration to prudent risk. The asset allocation was designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis was given to equity investments, given their higher expected rate of return. Fixed income investments are included to provide less volatile return. Real estate investments offer diversity to the total portfolio and long-term inflation protection.

        In January 2009, the asset allocation strategy of the qualified defined benefit pension plans was revised to target 30%-40% equities, 50%-60% high quality bonds, and 10%-15% real estate and other investments. In anticipation of continued turbulence in the equity markets, management concluded it would be prudent to continue a hedging program for a period of one year, at which time the need for its continuance would be re-evaluated.

        The assumed discount rates for measurement of the benefit obligations at December 31, 2008 and 2007 each reflect the rates at which pension benefits then could be effectively settled. Specifically at December 31, 2008, projected nominal cash outflows to fund expected annual benefits payments under the Company's qualified and non-qualified pension and postretirement benefit plans were discounted using a published high-quality bond yield curve. The discount rate of 6.50% disclosed below as having been used to measure the benefits obligation at December 31, 2008 represents the level equivalent discount rate that produces the same present value measure of the benefits obligation as the aforementioned discounted cash flow analysis. The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2008 and 2007.

                                                                                   2008               2007
                                                                               -------------      -------------
       Discount rate:
         Benefit obligation...............................................        6.50%              6.25%
         Periodic cost....................................................        6.25% (1)          5.75%

       Rate of compensation increase:
         Benefit obligation and periodic cost.............................        6.00%              6.00%

       Expected long-term rate of return on plan assets (periodic cost)...        8.50%              8.50%

        (1) For plans remeasured in second quarter 2008, periodic cost was recalculated using a discount rate of 6.75% for the remainder of the year.

        In developing the expected long-term rate of return assumption on plan assets, management considered the historical returns and future expectations for returns for each asset category of the plan portfolio. As noted above, in January 2009, the target asset allocation of the qualified pension plans was changed from the preceding years. Consequently, the long term rate of return assumption to be used for purpose of computing the expected return on plan assets component of pension expense, will be approximately 6.75% to reflect lower expected returns on the reallocated plan asset portfolio.

        Prior to 1987, the pension plan funded participants' benefits through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $17.3 million, $18.9 million and $20.3 million for 2008, 2007 and 2006, respectively.

        The following table sets forth an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2009, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2008 and include benefits attributable to estimated future employee service.

                                                    PENSION BENEFITS
                                                  --------------------
                                                      (IN MILLIONS)

                     2009.....................    $       182.1
                     2010.....................            192.8
                     2011.....................            194.2
                     2012.....................            195.5
                     2013.....................            194.2
                     Years 2014-2018..........            953.3

        AllianceBernstein maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The AllianceBernstein Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to AllianceBernstein in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, AllianceBernstein adopted the SCB Deferred Compensation Award Plan ("SCB Plan") and agreed to invest $96.0 million per annum for three years to fund purchases of AllianceBernstein Holding L.P. ("AllianceBernstein Holding") units or an AllianceBernstein sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $133.1 million, $289.1 million and $243.8 million for 2008, 2007 and 2006, respectively.

13)     SHARE-BASED COMPENSATION

        AXA and AXA Financial sponsor various share-based compensation plans for eligible employees and associates of AXA Financial and its subsidiaries, including the Company. AllianceBernstein also sponsors its own unit option plans for certain of its employees. Activity in these share-based plans in the discussions that follow relates to awards granted to eligible employees and associates of AXA Financial and its subsidiaries under each of these plans in the aggregate, except where otherwise noted.

        For 2008, 2007 and 2006, respectively, the Company recognized compensation costs for share-based payment arrangements of $33.8 million, $81.2 million and $64.3 million before income taxes and minority interest. Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment", that required compensation costs for these programs to be recognized in the consolidated financial statements on a fair value basis.

        The Company recognized compensation costs of $27.0 million, $38.8 million and $24.8 million for employee stock options for 2008, 2007 and 2006, respectively.

        On April 1, 2008, approximately 3.0 million options to purchase AXA ordinary shares were granted under the terms of the Stock Option Plan at an exercise price of 21.51 euros. Approximately 2.2 million of those options have a four-year graded vesting schedule, with one-third vesting on each of the second, third and fourth anniversaries of the grant date, and approximately 0.8 million have a four-year cliff vesting term. In addition, approximately 0.5 million of the total options awarded on April 1, 2008 are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index measured between April 1, 2008 and April 1, 2012. All of the options granted on April 1, 2008 have a ten-year contractual term. Beginning at the grant date, the total fair value of this award, net of expected forfeitures of approximately $14.8 million, is being charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. In 2008, the Company recognized compensation expense of approximately $3.2 million in respect of the April 1, 2008 grant of options.

        The number of AXA ADRs authorized to be issued pursuant to option grants and, as further described below, restricted stock grants under The AXA Financial, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan") is approximately 124.5 million less the number of shares issued pursuant to option grants under The AXA Financial, Inc. 1991 Stock Incentive Plan (the predecessor plan to the Stock Incentive Plan). A summary of the activity in the AXA, AXA Financial and AllianceBernstein option plans during 2008 follows:

                                                                     Options Outstanding
                           --------------------------------------------------------------------------------------------------------
                                  AXA Ordinary Shares                     AXA ADRs               AllianceBernstein Holding Units
                           ---------------------------------  --------------------------------  -----------------------------------
                                                Weighted                           Weighted                           Weighted
                               Number           Average            Number          Average          Number            Average
                             Outstanding        Exercise        Outstanding        Exercise       Outstanding         Exercise
                            (In Millions)        Price         (In Millions)        Price        (In Millions)         Price
                           ---------------  ----------------  ----------------  --------------  ---------------    ----------------
Options outstanding at
   January 1, 2008........         10.3     (euro)     27.77             19.0   $       22.64             7.3      $        64.20
Options granted..........           3.1     (euro)     21.40              -     $       36.11             -   (2)  $        64.24
Options exercised.........           -      (euro)     20.44             (4.6)  $       24.87             (.3)     $        41.98
Options forfeited, net...           (.2)    (euro)     27.26             (2.1)  $       31.20             (.1)     $        67.67
Options expired...........           -                                  -                                 (.2)             26.31
                           ---------------                    ----------------                  ---------------
Options Outstanding at
   December 31, 2008......          13.2    (euro)     26.34             12.3   $       20.40             6.7      $        66.11
                           ===============  ================  ================  ==============  ===============    ===============

Aggregate Intrinsic
   Value(1)...............                   (euro)     -                       $       47.1                       $         -
                                            ================                    ==============                     ===============
Weighted Average
   Remaining
   Contractual Term
   (in years).............           7.73                               3.93                              6.3
                           ===============                    ================                  ===============
Options Exercisable at
   December 31, 2008......           3.1               23.07             12.1   $       20.30             3.3      $        46.69
                           ===============  ================  ================  ==============  ===============    ===============
Aggregate Intrinsic

   Value(1)...............                              -                       $       47.1                       $         -
                                            ================                    ==============                     ===============
Weighted Average
   Remaining
   Contractual Term
   (in years).............           6.58                               3.89                              3.2
                           ===============                    ================                  ===============

        (1) Intrinsic value, presented in millions, is calculated as the excess of the closing market price on December 31, 2008 of the respective underlying shares over the strike prices of the option awards.

        (2)  AllianceBernstein grants totaled 13,825 units in 2008.

        Cash proceeds received from employee exercises of options to purchase AXA ADRs in 2008 was $113.4 million. The intrinsic value related to employee exercises of options to purchase AXA ADRs during 2008, 2007 and 2006 were $43.5 million, $141.4 million and $132.1 million, respectively, resulting in amounts currently deductible for tax purposes of $14.6 million, $48.0 million and $44.9 million, respectively, for the periods then ended. In 2008, 2007 and 2006, windfall tax benefits of approximately $10.0 million, $34.3 million and $34.8 million, respectively, resulted from employee exercises of stock option awards.

        At December 31, 2008, AXA Financial held 2.3 million AXA ADRs in treasury at a weighted average cost of approximately $24.91 per ADR, of which approximately 2.1 million were designated to fund future exercises of outstanding employee stock options and the remainder of approximately
        0.2 million units was available for general corporate purposes, including funding other stock-based compensation programs. These AXA ADRs were obtained primarily by exercise of call options that had been purchased by AXA Financial beginning in fourth quarter 2004 to mitigate the U.S. dollar price and foreign exchange risks associated with funding exercises of employee stock options. Remaining outstanding and unexercised at December 31, 2008 are call options to purchase 8.6 million AXA ADRs at strike prices ranging from $31.39 to $32.37, each having a cap equal to approximately 150% of its strike price, at which time the option automatically would be exercised. These call options expire on November 23, 2009. During 2008, AXA Financial utilized approximately 2.5 million AXA ADRs from treasury to fund exercises of employee stock options. Outstanding employee options to purchase AXA ordinary shares began to become exercisable on March 29,

        2007, coincident with the second anniversary of the first award made in 2005, and exercises of these awards are funded by newly issued AXA ordinary shares.

        For the purpose of estimating the fair value of employee stock option awards, the Company applies the Black-Scholes-Merton formula. A Monte-Carlo simulation approach was used to model the fair value of the conditional vesting feature of the April 1, 2008 and May 10, 2007 awards of options to purchase AXA ordinary shares. Shown below are the relevant input assumptions used to derive the fair values of options awarded in 2008, 2007 and 2006, respectively. For employee stock options with graded vesting terms and service conditions granted on or after January 1, 2006, the Company elected under SFAS No. 123(R) to retain its practice of valuing these as singular awards and to change to the graded-vesting method of attribution, whereby the cost is recognized separately over the requisite service period for each individual one-third of the options vesting on the second, third and fourth anniversaries of the grant date.

                                                 AXA Ordinary Shares            AllianceBernstein Holding Units
                                           ------------------------------       -------------------------------
                                             2008       2007       2006           2008       2007       2006
                                           --------   --------   --------       --------   --------   --------
        Dividend yield....................   7.12%      4.10%     3.48%           5.4%     5.6-5.7%      6%

        Expected volatility...............   34.7%      27.5%      28%           29.3%    27.7-30.8%    31%

        Risk-free interest rate...........   4.19%      4.40%     3.77%           3.2%     3.5-4.9%     4.9%

        Expected life in years............    6.0        5.5       5.0            6.0      6.0-9.5      6.5

        Weighted average fair value per
          option at grant date............   $5.70      $9.61     $7.45          $10.85     $15.96     $12.35

        As of December 31, 2008, approximately $54.4 million of unrecognized compensation cost related to unvested employee stock option awards, net of estimated pre-vesting forfeitures, is expected to be recognized by the Company over a weighted average period of 5.57 years.

        Under the Stock Incentive Plan, AXA Financial grants restricted AXA ADRs to employees of its subsidiaries. Generally, all outstanding restricted AXA ADR awards have a 5-year cliff-vesting term. Under The Equity Plan for Directors (the "Equity Plan"), AXA Financial grants non-officer directors restricted AXA ADRs and unrestricted AXA ADRs annually. Similarly, AllianceBernstein awards restricted AllianceBernstein Holding units to independent directors of its General Partner. In addition, under its Century Club Plan, awards of restricted AllianceBernstein Holding units that vest ratably over three years are made to eligible AllianceBernstein employees whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds. On December 19, 2008, in accordance with the terms of his employment agreement, AllianceBernstein awarded Mr. Kraus, Chairman and CEO of AllianceBernstein, approximately 2.7 million restricted AllianceBernstein Holding Units with a grant date fair value of $19.20 per Unit. These Units vest ratably over a 5-year period. For 2008, 2007 and 2006, respectively, the Company recognized compensation costs of $6.1 million, $8.6 million and $5.6 million for awards outstanding under these plans. The fair values of awards made under these plans are measured at the date of grant by reference to the closing price of the unrestricted shares and the result generally is attributed over the shorter of the requisite service period, the performance period, if any, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award.

        At December 31, 2008, approximately 3.3 million restricted awards remain unvested, including restricted awards of AllianceBernstein Holding units. At December 31, 2008, approximately $56.3 million of unrecognized compensation cost related to these unvested awards, net of estimated pre-vesting forfeitures, is expected to be recognized over a weighted average period of 4.4 years. Restricted AXA ADRs vested in 2008, 2007 and 2006 had aggregate vesting date fair values of approximately $3.3 million, $7.0 million and $13.5 million, respectively. In 2007, 100,187 restricted AXA ADRs were granted, having an aggregate grant-date fair value of $4.5 million. The following table summarizes unvested restricted AXA ADR activity for 2008.

                                                                                                       Weighted
                                                                                   Shares of           Average
                                                                                  Restricted          Grant Date
                                                                                     Stock            Fair Value
                                                                                ----------------   -----------------
       Unvested as of January 1, 2008..........................................      408,511        $        29.67
       Granted.................................................................      149,413        $        37.68
       Vested..................................................................       96,822        $        24.30
       Forfeited...............................................................            -
                                                                                ----------------
       Unvested as of December 31, 2008........................................      461,102        $        31.92
                                                                                ================

        In January 2001, certain employees exchanged fully vested in-the-money AXA ADR options for tandem Stock Appreciation Rights/AXA ADR non-statutory options ("tandem SARs/NSOs") of then-equivalent intrinsic value. The Company recorded compensation expense for these fully-vested awards of $(5.5) million, zero and $6.1 million for 2008, 2007 and 2006, respectively, reflecting the impact in those periods of the change in the market price of the AXA ADR on the cash-settlement value of the SARs component of the outstanding tandem SARs/NSOs. The value of these tandem SARs/NSOs at December 31, 2008 and 2007 was $1.2 million and $17.7 million, respectively. At December 31, 2008, 0.4 million tandem SARs/NSOs were outstanding, having weighted average remaining contractual term of 0.6 years, and for which the SARs component had maximum value of $6.2 million. On February 17, 2009, approximately 0.2 million of these tandem SARs/NSOs expired out-of-the-money. During 2008, 2007 and 2006, respectively, approximately 0.7 million, 0.4 million and
        2.8 million of these awards were exercised at an aggregate cash-settlement value of $9.2 million, $7.2 million and $41.2 million.

        On April 1, 2008, 66,372 Stock Appreciation Rights ("SARs") with a 4-year cliff-vesting schedule were granted to certain associates of AXA Financial subsidiaries. These SARs entitle the holder to a cash payment equal to any appreciation in the value of the AXA ordinary share over
        21.51 Euros as of the date of exercise. At December 31, 2008, 0.3 million SARs were outstanding, having weighted average remaining contractual term of 7.56 years. The accrued value of SARs at December 31, 2008 and 2007 was $0.4 million and $3.5 million, respectively, and recorded as liabilities in the consolidated balance sheets. For 2008, 2007 and 2006, the Company recorded compensation expense for SARs of $(2.3) million, $1.1 million and $1.9 million, respectively, reflecting the impact in those periods of the changes in their fair values as determined by applying the Black Scholes-Merton formula and assumptions used to price employee stock option awards.

        On March 31, 2008, approximately 702,404 performance units earned under the AXA Performance Unit Plan 2006 were fully vested for total value of approximately $24.2 million, including incremental units earned from having exceeded targeted 2007 performance criteria by 0.68%. Distributions to participants were made on April 10, 2008, resulting in cash settlements of approximately 78% of these performance units for aggregate value of approximately $18.6 million and equity settlements of the remainder with approximately 153,494 restricted AXA ADRs for aggregate value of approximately $5.6 million.

        In 2008, the AXA Management Board awarded 995,031 unearned performance units to employees of AXA Financial subsidiaries. During each year that the performance unit awards are outstanding, a pro-rata portion of the units may be earned based on criteria measuring the performance of AXA and AXA Financial Group. The extent to which performance targets are met determines the number of performance units earned, which may vary between 0% and 130% of the number of performance units at stake. Performance units earned under the 2008 plan cliff-vest on the second anniversary of their date of award. When fully vested, the performance units earned will be settled in cash or, in some cases, a combination of cash (70%) and stock (30%), the latter equity portion having transfer restrictions for a two-year period. The price used to value the 2008 performance units at settlement will be the average opening price of the AXA ordinary share for the last

        20 trading days of the vesting period converted to U.S. dollars using the Euro to U.S. dollar exchange rate on March 31, 2010. For 2008, the Company recognized compensation expense of approximately $3.5 million in respect of the 2008 grants of performance units.

        For 2008, 2007 and 2006, the Company recognized compensation costs of $5.5 million, $11.6 million and $25.9 million, respectively, for performance units earned to date. The change in fair value of these awards is measured by the closing price of the underlying AXA ordinary shares or AXA ADRs with adjustment to reflect the impact of expected and actual pre-vesting forfeitures. The cost of performance unit awards are attributed over the shorter of the cliff-vesting period or to the date at which retirement eligibility is achieved. The value of performance units earned and reported in Other liabilities in the consolidated balance sheets at December 31, 2008 and 2007 was $17.3 million and $31.1 million, respectively. Approximately 720,872 outstanding performance units are at risk to achievement of 2008 performance criteria, including approximately 50% of the award granted on May 10, 2007.

        In 2008, eligible employees of AXA Financial's subsidiaries participated in AXA's global offering to purchase newly issued AXA stock, subject to plan limits, under the terms of AXA Shareplan 2008. Similar to the AXA Shareplan programs previously offered in 2001 through 2007, the plan offered two investment alternatives that, with limited exceptions, restrict the sale or transfer of the purchased shares for a period of five years. "Investment Option A" permitted participants to purchase AXA ADRs at a 20% formula discounted price. "Investment Option B" permitted participants to purchase AXA ordinary shares at a 14.25% formula discounted price on a leveraged basis with a guaranteed return of initial investment plus 75% of any appreciation in the value of the total shares purchased. The Company recognized compensation expense of $1.1 million in 2008, $27.7 million in 2007 and $22.1 million in 2006 in connection with each respective year's offering of AXA Shareplan, representing the aggregate discount provided to participants for their purchase of AXA stock under each of those plans, as adjusted for the post-vesting, five-year holding period. Participants in AXA Shareplans 2008, 2007 and 2006 primarily invested under Investment Option B for the purchase of approximately 6.5 million, 5.3 million and 5.0 million AXA ordinary shares, respectively.

        On July 1, 2007, under the terms of the AXA Miles Program 2007, the AXA Management Board granted 50 AXA Miles to every employee of AXA for purpose of enhancing long-term employee-shareholder engagement. Each AXA Mile represents the right to receive one unrestricted AXA ordinary share on July 1, 2011, conditional only upon continued employment with AXA at the close of the four-year cliff vesting period with exceptions for retirement, death, and disability. For AXA Financial participants, settlement of the right to receive each unrestricted AXA ordinary share will be made in the form of an AXA ADR. The grant date fair value of approximately 449,400 AXA Miles awarded to employees of AXA Financial's subsidiaries was approximately $19.4 million, measured as the market equivalent of a vested AXA ordinary share. Beginning on July 1, 2007, the total fair value of this award, net of expected forfeitures, is expensed over the shorter of the vesting term or to the date at which the participant becomes retirement eligible. For 2008 and 2007, respectively, the Company recognized compensation expense of approximately $1.9 million and $2.7 million in respect of this grant of AXA Miles. Provided certain performance targets are achieved, an additional allocation of 50 AXA Miles per employee will be considered for award in 2010 and 2011 under terms then-to-be-determined and approved by the AXA Management Board.

        In 1997, AllianceBernstein Holding established a long-term incentive compensation plan under which unit-based awards are made to key employees for terms established by AllianceBernstein Holding at the time of grant. These awards include options, restricted AllianceBernstein Holding units and phantom restricted AllianceBernstein Holding units, performance awards, and other AllianceBernstein Holding unit based awards. The aggregate number of AllianceBernstein Holding units subject to options granted or otherwise awarded under this plan, as amended in December 2006 to include awards made to select participants under the Special Option Program, may not exceed 41.0 million. At December 31, 2008, approximately 14.2 million options to purchase AllianceBernstein Holding units and 4.1 million other unit awards, net of forfeitures, were subject to the aggregate allowable maximum under this plan.

14)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES), NET

        The sources of net investment income follow:

                                                                  2008               2007                2006
                                                            -----------------   ----------------   ---------------
                                                                                 (IN MILLIONS)
        Fixed maturities...................................  $    1,668.6        $   1,728.5        $   1,848.6
        Mortgage loans on real estate......................         251.7              233.5              245.9
        Equity real estate.................................          95.3               93.6               88.2
        Other equity investments...........................        (110.9)             231.9              181.2
        Policy loans.......................................         251.3              255.9              249.8
        Short-term investments.............................          30.8               55.1               55.2
        Derivative investments.............................       7,302.1               86.6             (302.4)
        Broker-dealer related receivables..................          91.8              234.6              226.5
        Trading securities.................................        (343.5)              29.5               53.4
        Other investment income............................           1.6               56.1               43.9
                                                            -----------------   ----------------   ---------------

          Gross investment income..........................       9,238.8            3,005.3            2,690.3

        Investment expenses................................        (108.6)            (122.5)            (113.3)
        Interest expense...................................         (36.5)            (194.4)            (187.8)
                                                            -----------------   ----------------   ---------------

        Net Investment Income..............................  $    9,093.7        $   2,688.4        $   2,389.2
                                                            =================   ================   ===============


        For 2008, 2007 and 2006, respectively, net investment income included gains (losses) on derivatives of $7,302.1 million, $86.6 million and $(302.4) million of which $6,622.6 million, $16.4 million and $(249.5) million were realized gains (losses) on contracts closed during those years and $679.5 million, $70.2 million and $(52.9) million were unrealized gains (losses) on derivative positions at each respective year end.

        Investment (losses) gains, net including changes in the valuation allowances, follow:

                                                                  2008               2007                2006
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Fixed maturities...................................  $      (367.3)      $      (55.6)      $      (11.5)
        Mortgage loans on real estate......................            2.3                7.8                 .2
        Equity real estate.................................           (1.6)               7.3                8.8
        Other equity investments...........................           11.5               16.9               20.1
        Other(1)...........................................           16.6               16.4               29.3
                                                            -----------------   ----------------   -----------------
        Investment (Losses) Gains, Net.....................  $      (338.5)      $       (7.2)      $       46.9
                                                            =================   ================   =================

        (1) In 2008, 2007 and 2006, respectively, AllianceBernstein issued units to its employees under long-term incentive plans. As a result of these transactions, the Company recorded non-cash realized gains of $9.9 million, $15.5 million and $28.0 million for 2008, 2007 and 2006, respectively.

        Writedowns of fixed maturities amounted to $285.9 million, $79.0 million and $27.4 million for 2008, 2007 and 2006, respectively. There were no writedowns of mortgage loans on real estate for 2008, 2007 and 2006. There were no writedowns of equity real estate for 2008, 2007 and 2006.

        For 2008, 2007 and 2006, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $324.4 million, $1,554.6 million and $1,281.9 million. Gross gains of $3.3 million, $12.6 million and $33.9 million and gross losses of $94.5 million, $20.3 million and $24.5 million, respectively, were realized on these sales. The change in unrealized investment losses related to fixed maturities classified as available for sale for 2008, 2007 and 2006 amounted to $2,525.8 million, $376.4 million and $416.7 million, respectively.

        For 2008, 2007 and 2006, respectively, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $47.7 million, $52.7 million and $57.8 million.

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

        The net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Wind-up Annuities on a line-by-line basis, follow:

                                                                  2008               2007               2006
                                                            ----------------   ---------------   ----------------
                                                                                (IN MILLIONS)
        Balance, beginning of year.........................  $       103.6      $      282.2      $      432.3
        Changes in unrealized investment
          losses on investments............................       (2,608.8)           (380.5)           (431.4)
        Changes in unrealized investment gains (losses)
          attributable to:
            Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other........................          (93.8)             15.0              90.9
            DAC............................................          582.0              83.5              85.8
            Deferred income taxes..........................          746.2             103.4             104.6
                                                            ----------------   ---------------   ----------------
        Balance, End of Year...............................  $    (1,270.8)     $      103.6      $      282.2
                                                            ================   ===============   ================

        Balance, end of year comprises:
          Unrealized investment (losses) gains on:
            Fixed maturities...............................  $    (2,450.4)     $      155.5      $      535.4
            Other equity investments.......................           (2.1)               .8               1.4
                                                            ----------------   ---------------   ----------------
              Subtotal.....................................       (2,452.5)            156.3             536.8
          Unrealized investment gains (losses)
            attributable to:
              Participating group annuity contracts,
                Closed Block policyholder dividend
                obligation and other.......................          (77.4)             16.4               1.4
              DAC..........................................          555.1             (26.9)           (110.4)
              Deferred income taxes........................          704.0             (42.2)           (145.6)
                                                            ----------------   ---------------   ----------------
        Total..............................................  $    (1,270.8)     $      103.6      $      282.2
                                                            ================   ===============   ================


15)     INCOME TAXES

        A summary of the income tax expense in the consolidated statements of earnings follows:

                                                                  2008               2007                2006
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Income tax expense:

          Current (benefit) expense .......................  $      (319.7)      $      464.0       $      438.6
          Deferred expense (benefit).......................        2,021.6              295.8              (14.1)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     1,701.9       $      759.8       $      424.5
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2008               2007                2006
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Expected income tax expense........................  $     1,896.5       $      939.0       $      728.1
        Minority interest..................................         (132.3)            (227.3)            (227.0)
        Separate Account investment activity...............          (66.5)             (52.0)             (45.4)
        Non-taxable investment income......................           26.1              (21.7)             (23.1)
        Adjustment of tax audit reserves...................            9.9               21.5              (86.2)
        State income taxes.................................           20.5               50.2               38.0
        AllianceBernstein income and foreign taxes.........          (53.3)              40.2               32.9
        Other..............................................            1.0                9.9                7.2
                                                            -----------------   ----------------   -----------------
        Income Tax Expense.................................  $     1,701.9       $      759.8       $      424.5
                                                            =================   ================   =================

        The Company recognized a net tax benefit in 2006 of $117.7 million related to the settlement of an Internal Revenue Service's ("IRS") audit of the 1997-2001 tax years, partially offset by additional tax reserves established for subsequent tax periods. Of the net tax benefit of $117.7 million, $111.9 million related to the continuing operations and $5.8 million to the discontinued Wind-up Annuities.

        On August 16, 2007, the IRS issued Revenue Ruling 2007-54 that purported to change accepted industry and IRS interpretations of the statutes governing the computation of the Separate Account dividends received deduction ("DRD"). This ruling was suspended on September 25, 2007 in Revenue Ruling 2007-61 and the U.S. Department of the Treasury (the "Treasury") indicated that it would address the computational issues in a regulation project. Any regulations that the Treasury ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. The ultimate timing and substance of any such regulations are unknown, but they could result in the elimination of some or all of the Separate Account DRD tax benefit that the Company receives.

        The components of the net deferred income taxes are as follows:

                                                       DECEMBER 31, 2008                  December 31, 2007
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        Compensation and related benefits......  $     297.1      $        -        $        -        $      35.4
        Reserves and reinsurance...............          -             1,465.8           1,312.2              -
        DAC....................................          -             2,209.5               -            2,735.5
        Unrealized investment gains............        683.6               -                 -               42.5
        Investments............................          -               741.0               -            1,044.2
        Other..................................          -                47.0              81.5              -
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     980.7      $    4,463.3      $    1,393.7      $   3,857.6
                                                ===============  ================  ===============   ===============

        As a result of the implementation of FIN 48 as of January 1, 2007, the Company recognized a $44.8 million decrease in the amount of unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. The total amount of unrecognized tax benefits at January 1, 2007 was $371.3 million. Of that total, $276.9 million would affect the effective tax rate and $94.4 million are tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the change in timing of the deduction would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority. At December 31, 2008, the total amount of unrecognized tax benefits was $506.6 million of which $372.6 million would affect the effective rate and $134.0 million was temporary in nature. At December 31, 2007, the total amount of unrecognized tax benefits was $412.2 million of which $301.9 million would affect the effective rate and $110.3 million was temporary in nature.

        The Company recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. Interest and penalties included in the amounts of unrecognized tax benefits at December 31, 2008 and 2007 were $77.3 million and $68.6 million, respectively. Tax expense for 2008 and 2007, respectively, reflected $8.7 million and $22.5 million in interest related to unrecognized tax benefits.

        A reconciliation of unrecognized tax benefits (excluding interest and penalties) follows:

                                                                                        2008             2007
                                                                                   ---------------  ---------------
                                                                                            (IN MILLIONS)
        Balance, beginning of year................................................  $      343.6     $     325.2
        Additions for tax positions of prior years................................          81.3            19.2
        Reductions for tax positions of prior years...............................          (4.9)           (1.5)
        Additions for tax positions of current years..............................            .9             3.4
        Reductions for tax positions of current years.............................           -               (.3)
        Settlements with tax authorities..........................................           7.7            (2.4)
        Reductions as a result of a lapse of the applicable statute of limitations           -               -
                                                                                   ---------------  ---------------
        Balance, End of Year......................................................  $      428.6     $     343.6
                                                                                   ===============  ===============


        The IRS completed its examination of the Company's 2002 and 2003 Federal corporate income tax returns and issued its Revenue Agent's Report in second quarter 2008. The Company has appealed an issue to the Appeals Office of the IRS. In addition, AllianceBernstein settled various examinations by the state and local tax authorities. The impact of these completed audits on the Company's financial statements was a net benefit of $14.6 million.

        IRS examinations for years subsequent to 2003 are expected to commence in 2009. It is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months due to the conclusion of the current IRS proceedings and the additions of new issues for open tax years. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

16)     DISCONTINUED OPERATIONS

        The Company's discontinued operations include Wind-up Annuities, equity real estate held-for-sale and disposal of businesses. The following tables reconcile the (Losses) earnings from discontinued operations, net of income taxes and Gains (losses) on disposal of discontinued operations, net of income taxes to the amounts reflected in the consolidated statements of earnings for the three years ended December 31, 2008:

                                                                          2008          2007            2006
                                                                      -------------  ------------   -------------
                                                                                    (IN MILLIONS)
       (LOSSES) EARNINGS FROM DISCONTINUED OPERATIONS,
          NET OF INCOME TAXES:
       Wind-up Annuities.............................................  $    (27.5)    $     (.1)     $     30.2
       Real estate held-for-sale.....................................         1.4          (6.8)            1.1
       Disposal of business - Enterprise.............................         -             1.0             (.1)
                                                                      -------------  ------------   -------------
       Total.........................................................  $    (26.1)    $    (5.9)     $     31.2
                                                                      =============  ============   =============

       GAINS (LOSSES) ON DISPOSAL OF DISCONTINUED OPERATIONS,
          NET OF INCOME TAXES:
       Real estate held for sale.....................................  $      6.3     $     3.2      $      -
       Disposal of business - Enterprise.............................         -             (.4)           (1.9)
                                                                      -------------  ------------   -------------
       Total.........................................................  $      6.3     $     2.8      $     (1.9)
                                                                      =============  ============   =============

        Disposal of Businesses
        ----------------------

        In accordance with their October 2006 agreement, during 2007, AXA Financial and its subsidiaries, AXA Equitable, Enterprise Capital Management, Inc. ("Enterprise") and Enterprise Fund Distributors, Inc., ("EFD") transferred to Goldman Sachs Asset Management L.P. ("GSAM") assets of the business of serving as sponsor of and investment manager to 27 of the 31 funds of AXA Enterprise Multimanager Funds Trust, AXA Enterprise Funds Trust and The Enterprise Group of Funds, Inc. (collectively, the "AXA Enterprise Funds") and completed the reorganization of such funds to corresponding mutual funds managed by GSAM. In 2008, AXA Financial completed the reorganization and/or liquidation of the remaining four mutual funds in AXA Enterprise Funds of the remaining funds which together had approximately $661.9 million in assets under management as of December 31, 2007. AXA Financial has since entered into agreements to transfer the remaining funds. As a result of management's disposition plan, AXA Enterprise Funds advisory contracts were reported as Discontinued Operations. In 2007 and 2006, respectively, $0.7 million pre-tax ($0.4 million post-tax) and $3.0 million pre-tax ($1.9 million post-tax) of transaction costs were recorded as a result of the disposition of the funds; no additional costs were reported for 2008. Proceeds received in 2007 on the disposition of the AXA Enterprise Funds totaled $26.3 million.

        In 2008 and 2007, respectively, impairments of zero and $0.7 million pre-tax ($0.4 million post-tax) were recorded on intangible assets associated with AXA Enterprise Funds investment management contracts based upon estimated fair value. At December 31, 2008 and 2007 there were no assets or liabilities related to these operations.

        Wind-up Annuities

        In 1991, management discontinued the business of Wind-up Annuities, the terms of which were fixed at issue, which were sold to corporate sponsors of terminated qualified defined benefit plans, and for which a premium deficiency reserve and an allowance for future losses based upon projected future cash flows had been established.

        The Company's quarterly process for evaluating the need for an allowance for future losses involves comparison of the current period's results of Wind-up Annuities to previous projections and re-estimation of future expected losses, if appropriate, to determine whether an adjustment is required. Investment and benefit cash flow projections are updated annually as part of the Company's annual planning process. The assumptions and estimates for 2006 resulted in a release of the allowance. If the Company's analysis in any given period indicates that an allowance for future losses is not necessary, any current period Wind-up Annuities' operating losses or earnings are recognized as (Losses) earnings from discontinued operations, net of income taxes in the consolidated statements of earnings. At December 31, 2008, no allowance for future losses was necessary based upon projections of reasonably assured future net investing and operating cash flows.

        The determination of projected future cash flows involves numerous estimates and subjective judgments regarding the expected performance of invested assets held by Wind-up Annuities and the expected run-off of Wind-up Annuities liabilities. There can be no assurance the projected future cash flows will not differ from the cash flows ultimately realized. To the extent actual results or future projections of Wind-up Annuities are lower than management's current estimates and assumptions and result in operating losses not being offset by reasonably assured future net investing and operating cash flows, an allowance for future losses may be necessary. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, establishment of a loss allowance liability may result.

        Summarized financial information for Wind-up Annuities follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    2008                 2007
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)
        BALANCE SHEETS
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $661.8 and $696.3)..............................  $      602.1         $      705.0
        Equity real estate...................................................         162.2                165.0
        Other invested assets................................................           2.5                  4.0
                                                                              -----------------    -----------------
          Total investments..................................................         766.8                874.0
        Cash and cash equivalents............................................           -                    -
        Other assets.........................................................          77.1                 27.3
                                                                              -----------------    -----------------
        Total Assets.........................................................  $      843.9         $      901.3
                                                                              =================    =================

        Policyholders liabilities............................................  $      723.4         $      756.1
        Other liabilities....................................................         120.5                145.2
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $      843.9         $      901.3
                                                                              =================    =================

                                                                  2008               2007                2006
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $19.3, $19.6 and $19.0)..............  $        64.0       $       64.9       $       71.3
        Investment (losses) gains, net.....................           (4.8)               (.8)               6.0
        Policy fees, premiums and other income.............             .1                 .2                -
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................           59.3               64.3               77.3
                                                            -----------------   ----------------   -----------------

        Benefits and other deductions......................          101.7               80.0               84.7
        Losses charged to the allowance
          for future losses................................            -                (15.6)              (7.4)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations.......................          (42.4)               (.1)               -
        Pre-tax (loss from strengthening) earnings from
          releasing the allowance for future losses........            -                  -                 37.1
        Income tax benefit (expense).......................           14.9                -                 (6.9)
                                                            -----------------   ----------------   -----------------
        (Losses) Earnings from Wind-up Annuities...........  $       (27.5)      $        (.1)      $       30.2
                                                            =================   ================   =================

        Income tax expense for Wind-up Annuities in 2006 included a $5.8 million tax benefit in connection with the settlement of an IRS audit of the 1997-2001 tax years.

        Real Estate Held-For-Sale
        -------------------------

        In 2007, two real estate properties with a total book value of $172.7 million that had been previously reported in equity real estate were reclassified as real estate held-for-sale. Prior periods were restated to reflect these properties as discontinued operations. In third quarter 2007, one of the held-for-sale properties was sold resulting in a gain of $4.9 million ($3.2 million post-tax). At December 31, 2008 and 2007, equity real estate held-for-sale was zero and $121.7 million, respectively, and was included in Other assets.

17)     ACCUMULATED OTHER COMPREHENSIVE LOSS

        Accumulated other comprehensive (loss) income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2008               2007                2006
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Unrealized (losses) gains on investments...........  $    (1,270.8)      $      103.6       $      282.2
        Defined benefit pensions plans.....................         (964.8)            (371.5)            (449.5)
                                                            -----------------   ----------------   -----------------
        Total Accumulated Other
          Comprehensive Loss...............................  $    (2,235.6)      $     (267.9)      $     (167.3)
                                                            =================   ================   =================

        The components of other comprehensive loss for the past three years follow:

                                                                  2008               2007                2006
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Net unrealized losses on investments:
          Net unrealized losses arising during
            the year.......................................  $    (2,533.5)      $     (357.8)      $     (416.6)
          Losses reclassified into net earnings
            during the year................................          (75.3)             (22.7)             (14.8)
                                                            -----------------   ----------------   -----------------
        Net unrealized losses on investments...............       (2,608.8)            (380.5)            (431.4)
        Adjustments for policyholders liabilities,
            DAC and deferred income taxes..................        1,234.4              201.9              281.3
                                                            -----------------   ----------------   -----------------

        Change in unrealized losses, net of adjustments....       (1,374.4)            (178.6)            (150.1)
        Change in defined benefits pension plans...........         (593.3)              78.0                -
                                                            -----------------   ----------------   -----------------
        Total Other Comprehensive Loss.....................  $    (1,967.7)      $     (100.6)      $     (150.1)
                                                            =================   ================   =================


18)     COMMITMENTS AND CONTINGENT LIABILITIES

        Debt Maturities
        ---------------

        At December 31, 2008, aggregate maturities of the long-term debt, including any current portion of long-term debt, based on required principal payments at maturity were none for 2009-2013 and $200.0 million thereafter.

        Leases
        ------

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under non-cancelable operating leases for 2009 and the four successive years are $203.7 million, $199.3 million, $194.7 million, $197.9 million, $205.2 million and $2,356.1 million thereafter. Minimum future sublease rental income on these non-cancelable operating leases for 2009 and the four successive years is $5.3 million, $5.4 million, $4.7 million, $3.3 million, $3.2 million and $10.6 million thereafter.

        At December 31, 2008, the minimum future rental income on non-cancelable operating leases for wholly owned investments in real estate for 2009 and the four successive years is $102.5 million, $102.7 million, $103.2 million, $105.4 million, $106.6 million and $631.9 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under non-cancelable capital leases for 2009 and the four successive years is $0.9 million, $0.9 million, $0.5 million, $0.4 million, $0.2 million and $0.1 million thereafter.

        Guarantees and Other Commitments
        --------------------------------

        The Company provides certain guarantees or commitments to affiliates, investors and others. At December 31, 2008, these arrangements include commitments by the Company to provide equity financing of $711.3 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

        The Company had $59.8 million of undrawn letters of credit related to reinsurance at December 31, 2008. AXA Equitable had $15.0 million in commitments under existing mortgage loan agreements at December 31, 2008.

        In February 2002, AllianceBernstein signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCBL incurred in the ordinary course of its business in the event SCBL is unable to meet these obligations. During 2008, AllianceBerstein was not required to perform under the agreement and at December 31, 2008 had no liability outstanding in connection with the agreement.

19)     LITIGATION

        A putative class action entitled Stefanie Hirt, et al. v. The Equitable Retirement Plan for Employees, Managers and Agents, et al. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". The complaint challenged the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs alleged that the change to the cash balance formula violated ERISA by reducing the rate of accruals based on age, failed to comply with ERISA's notice requirements and improperly applied the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violated ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violated ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim was dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In September 2006, the district court granted summary judgment in favor of the defendants. The court ruled that (a) the cash balance provisions of the Equitable Plan do not violate the age discrimination provisions of ERISA, (b) while the notice of plan changes provided to participants in 1990 was not adequate, the notice of plan changes provided to participants in 1992 satisfied the ERISA notice requirements regarding delivery and content, and (c) the claims of the named plaintiffs are barred by statute of limitations. The Court found that other individual class members were not precluded from asserting claims for additional benefit accruals from January 1991 through January 1993 to the extent that such individuals could show that the statute of limitations did not bar their claims. In October 2006, plaintiffs filed a notice of appeal and defendants filed a cross appeal. In July 2008, the Court of Appeals affirmed the lower court's decision that the cash balance plan does not violate the age discrimination provisions of ERISA and that plaintiffs' claims also were barred by the statute of limitations.

        In September 2008, the Court of Appeals denied plaintiffs motion for rehearing. The time for plaintiffs to make an appeal to the United States Supreme Court has expired.

        In April 2004, a purported nationwide class action lawsuit was filed in the Circuit Court for Madison County, Illinois entitled Matthew Wiggenhorn v. Equitable Life Assurance Society of the United States. The lawsuit alleges that AXA Equitable uses stale prices for the foreign securities within the investment divisions of its variable insurance products. The complaint further alleges that AXA Equitable's use of stale pricing diluted the returns of the purported class. The complaint also alleges that AXA Equitable breached its fiduciary duty to the class by allowing market timing in general within AXA Equitable's variable insurance products, thereby diluting the returns of the class. In June 2005, this case was transferred by the Judicial Panel on Multidistrict Litigation to the U.S. District Court in Maryland, where other market-timing related litigation is pending. In June 2005, plaintiff filed an amended complaint. In July 2005, AXA Equitable filed a motion to dismiss the amended complaint. In June 2006, AXA Equitable's motion to dismiss the amended complaint was granted and, in June 2006, plaintiff appealed. As of April 2007, the appeal was fully briefed. In October 2008, oral arguments on the appeal were held. In January 2009, the Fourth Circuit Court of Appeals affirmed the District Court's decision to dismiss the amended complaint.

        A putative class action entitled Eagan et al. v. AXA Equitable Life Insurance Company was filed in the District Court for the Central District of California in December 2006 against AXA Equitable as plan sponsor and fiduciary for an ERISA retiree health plan. The action was brought by two plan participants on behalf of all past and present employees and agents who received retiree medical benefits from AXA Equitable at any time after January 1, 2004, or who will receive such benefits in 2006 or later, excluding certain retired agents. Plaintiffs allege that AXA Equitable's adoption of a revised version of its retiree health plan in 1993 (the "1993 Plan") was not authorized or effective. Plaintiffs contend that AXA Equitable has therefore breached the retiree health plan by imposing the terms of the 1993 Plan on plaintiffs and other retirees. Plaintiffs allege that, even if the 1993 Plan is controlling, AXA Equitable has violated the terms of the retiree health plan by imposing health care costs and coverages on plaintiffs and other retirees that are not authorized under the 1993 Plan. Plaintiffs also allege that AXA Equitable breached fiduciary duties owed to plaintiffs and retirees by allegedly misrepresenting and failing to disclose information to them. The plaintiffs seek compensatory damages, restitution and injunctive relief prohibiting AXA Equitable from violating the terms of the applicable plan, together with interest and attorneys' fees. In March 2007, AXA Equitable filed a motion to dismiss. In July 2007, the plaintiffs filed an amended complaint that (i) redefined the scope of the class to now include all retired employee and independent contractor agents formerly employed by AXA Equitable who received medical benefits after December 1, 2000 or who will receive such benefits in the future, excluding certain retired agents, and (ii) eliminated the claim based on a breach of fiduciary duty and certain claims related to health care costs. In September 2007, AXA Equitable filed its answer to the amended complaint. The original trial date of May 2009 has been stayed, and the Court has not set a new trial date. In January 2009, AXA Equitable filed a motion to dismiss the complaint for lack of subject matter jurisdiction. In February 2009, the Court denied AXA Equitable's motion to dismiss the complaint.

        AXA Equitable and/or AXA Advisors LLC is currently the subject of four putative class actions pending in Federal court alleging certain wage and hour violations with regard to certain sales personnel. The cases were filed between July 2006 and September 2007. Each of the cases seek substantially the same relief under essentially the same theories of recovery: violation of the Fair Labor Standards Act for failure to pay minimum wage and overtime and violation of similar provisions under state labor laws in the respective states. In September 2007, the parties agreed to consolidate all four pending cases in the Northern District of California. The cases include the following: Meola v. AXA Advisors and AXA Equitable; Lennon v. AXA Advisors, et al.; Bolea v. AXA Advisors, LLC and AXA Equitable, et. al.; and Dhruv v. AXA Advisors, LLC, et al. Plaintiffs seek compensatory damages, restitution of all wages improperly withheld or deducted, punitive damages, penalties, and attorneys' fees. In February 2009, the parties filed a proposed settlement agreement with the Court. In March 2009, the Court preliminarily denied without prejudice the parties' motion for preliminary approval of the settlement. The Court requested that the parties refile the motion revising certain portions of the proposed notices by the end of March 2009.

        ALLIANCEBERNSTEIN LITIGATION

        Market Timing-Related Matters

        In October 2003, a purported class action complaint entitled Hindo, et al. v. AllianceBernstein Growth & Income Fund, et al. ("Hindo Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, AllianceBernstein Corporation, AXA Financial, certain investment company funds (the "U.S. Funds") distributed by AllianceBernstein Investments, Inc., a wholly-owned subsidiary of AllianceBernstein, the registrants and issuers of those funds, certain officers of AllianceBernstein (the "AllianceBernstein defendants"), and certain other unaffiliated defendants, as well as unnamed Doe defendants. The Hindo Complaint alleges that certain defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of U.S. Fund securities, violating various securities laws.

        Following October 2003, additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed in various Federal and state courts against AllianceBernstein and certain other defendants. In September 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of AllianceBernstein Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of AllianceBernstein.

        In April 2006, AllianceBernstein and attorneys for the plaintiffs in the mutual fund shareholder claims, mutual fund derivative claims, and ERISA claims entered into a confidential memorandum of understanding containing their agreement to settle these claims. The agreement will be documented by a stipulation of settlement and will be submitted for court approval at a later date. The settlement amount ($30 million), which AllianceBernstein previously accrued and disclosed, has been disbursed. The derivative claims brought on behalf of AllianceBernstein Holding, in which plaintiffs seek an unspecified amount of damages, remain pending.

                       -----------------------------------

        Although the outcome of litigation generally cannot be predicted with certainty, management intends to vigorously defend against the allegations made by the plaintiffs in the actions described above and believes that the ultimate resolution of the litigations described above involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of the Company. Management cannot make an estimate of loss, if any, or predict whether or not any of the litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        In addition to the type of matters described above, a number of lawsuits have been filed against life and health insurers in the jurisdictions in which AXA Equitable and its respective insurance subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable and AXA Life, like other life and health insurers, from time to time are involved in such litigations. Some of these actions and proceedings filed against AXA Equitable and its subsidiaries have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

20)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        AXA Equitable is restricted as to the amounts it may pay as dividends to AXA Financial. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. Payment of dividends in 2009 would require the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. This formula would not permit AXA Equitable to pay shareholder dividends during 2009. For 2008, 2007 and 2006, the Insurance Group statutory net (loss) income totaled $(1,074.8) million, $605.8 million and $532.3 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $3,588.1 million and $7,812.0 million at December 31, 2008 and 2007, respectively. In both 2007 and 2006, AXA Equitable paid shareholder dividends of $600.0 million; no dividends were paid in 2008.

        At December 31, 2008, AXA Equitable, in accordance with various government and state regulations, had $59.5 million of securities on deposit with such government or state agencies.

        In fourth quarter 2008, AXA Equitable issued two $500.0 million surplus notes to AXA Financial. The notes, both of which mature on December 1, 2018, have a fixed interest rate of 7.1%. The accrual and payment of interest expense and principal related to surplus notes require approval from the State of New York Insurance Department (the "NYID"). Interest expense in 2009 will approximate $71.0 million.

        At December 31, 2008 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the NYID and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2008.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from U.S. GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under U.S. GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from U.S. GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under U.S. GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, income taxes are provided on the basis of amounts currently payable with limited recognition of deferred tax assets while under U.S. GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and U.S. GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AllianceBernstein and AllianceBernstein Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under U.S. GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business as only required under U.S. GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in U.S. GAAP; (i) computer software development costs are capitalized under U.S. GAAP but expensed under SAP; and (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under U.S. GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and shareholder's equity on a U.S. GAAP basis.

                                                                  2008               2007                2006
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Net change in statutory surplus and
          capital stock....................................  $    (3,414.3)      $       71.7       $    1,386.5
        Change in AVR......................................         (808.4)            (167.2)             279.3
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and AVR..........................................       (4,222.7)             (95.5)           1,665.8
        Adjustments:

          Future policy benefits and policyholders'
            account balances...............................            3.2              415.1             (144.3)
          DAC..............................................       (2,089.9)             620.1              674.1
          Deferred income taxes............................       (4,116.6)            (677.8)             517.3
          Valuation of investments.........................        3,695.4                2.8                2.6
          Valuation of investment subsidiary...............        5,046.4              461.7           (2,122.7)
          Change in fair value of guaranteed minimum
             income benefit reinsurance contracts..........        1,566.8                6.9              (14.8)
          Pension adjustment..............................         1,389.7                -                  -
          Premiums and benefits ceded to AXA Bermuda......         2,846.7                -                  -
          Issuance of surplus notes.......................        (1,000.0)               -                  -
          Shareholder dividends paid......................             -                600.0              600.0
          Changes in non-admitted assets...................          136.9               19.4              (57.4)
          Other, net.......................................          (12.6)            (150.3)             (72.6)
          U.S. GAAP adjustments for Wind-up Annuities .....          (16.7)              31.2               28.8
                                                            -----------------   ----------------   -----------------
        Consolidated Net Earnings .........................  $     3,226.6       $    1,233.6       $    1,076.8
                                                            =================   ================   =================

                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2008               2007                2006
                                                            -----------------   ----------------   ------------------
                                                                                 (IN MILLIONS)
        Statutory surplus and capital stock................  $     3,155.0       $    6,569.3       $    6,497.6
        AVR................................................          433.1            1,242.7            1,409.9
                                                            -----------------   ----------------   ------------------
        Statutory surplus, capital stock and AVR...........        3,588.1            7,812.0            7,907.5
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,487.3)          (2,270.2)          (2,574.1)
          DAC..............................................        7,482.0            9,019.3            8,316.5
          Deferred income taxes............................       (4,585.1)          (1,089.3)            (627.1)
          Valuation of investments.........................       (2,312.5)             457.1              867.9
          Valuation of investment subsidiary...............          588.1           (4,458.3)          (4,920.0)
          Fair value of GMIB
             reinsurance contracts.........................        4,821.7              124.7              117.8
          Deferred cost of insurance ceded
             to AXA Bermuda................................        3,495.8                -                  -
          Non-admitted assets..............................        1,144.0            1,014.5              994.5
          Issuance of surplus notes........................       (1,524.9)            (524.8)            (524.8)
          Adjustment to initially apply SFAS No.158,
             net of income taxes...........................            -                  -               (449.5)
          Other, net.......................................          141.3               76.0              433.6
          U.S. GAAP adjustments for Wind-up Annuities......           12.4                1.5              (59.9)
                                                            -----------------   ----------------   ------------------
        Consolidated Shareholder's Equity..................  $    11,363.6       $   10,162.5       $    9,482.4
                                                            =================   ================   ==================

21)     BUSINESS SEGMENT INFORMATION

        The following tables reconcile segment revenues and earnings from continuing operations before income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2008               2007               2006
                                                            -----------------   ----------------  ------------------
                                                                                 (IN MILLIONS)
       SEGMENT REVENUES:

       Insurance..........................................   $    15,115.1       $     6,938.0     $     5,966.9
       Investment Management (1)..........................         3,542.7             4,561.8           4,002.7
       Consolidation/elimination..........................           (76.5)              (91.4)            (90.0)
                                                            -----------------   ----------------  ------------------
       Total Revenues.....................................   $    18,581.3       $    11,408.4     $     9,879.6
                                                            =================   ================  ==================

        (1) Intersegment investment advisory and other fees of approximately $93.3 million, $128.9 million and $120.8 million for 2008, 2007 and 2006, respectively, are included in total revenues of the Investment Management segment.

        SEGMENT EARNINGS FROM CONTINUING                           2008                2007               2006
          OPERATIONS BEFORE INCOME                          -----------------   -----------------  -----------------
          TAXES AND MINORITY INTEREST:                                             (IN MILLIONS)
       Insurance..........................................   $     4,486.5      $     1,298.9      $       881.9
       Investment Management..............................           932.2            1,400.5            1,198.4
       Consolidation/elimination..........................             (.4)               -                  -
                                                            -----------------   -----------------  -----------------
       Total Earnings from Continuing Operations
          before Income Taxes and Minority Interest.......   $     5,418.3      $     2,699.4      $     2,080.3
                                                            =================   =================  =================

                                                                        DECEMBER 31,
                                                            -------------------------------------
                                                                  2008                2007
                                                            -----------------   -----------------
                                                                       (IN MILLIONS)
       SEGMENT ASSETS:
       Insurance..........................................   $   123,757.2       $   144,962.2
       Investment Management..............................        12,520.2            14,962.7
       Consolidation/elimination..........................           (11.2)                1.1
                                                            -----------------   -----------------
       Total Assets.......................................   $   136,266.2       $   159,926.0
                                                            =================   =================

        In accordance with SEC regulations, securities with a fair value of $2,547.9 million and $2,333.2 million have been segregated in a special reserve bank custody account at December 31, 2008 and 2007, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

22)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2008 and 2007 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ----------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ----------------
                                                                       (IN MILLIONS)
        2008
        ----
        Total Revenues................  $     3,792.6      $     2,411.1       $    3,387.4         $    8,990.2
                                       =================  =================   ==================   ================
        Earnings from Continuing
          Operations..................  $       600.1      $       510.2       $       96.6         $    2,039.5
                                       =================  =================   ==================   ================
        Net Earnings..................  $       607.4      $       510.6       $       96.6         $    2,012.0
                                       =================  =================   ==================   ================
        2007
        ----
        Total Revenues................  $     2,677.9      $     2,608.2       $    2,938.5         $    3,183.8
                                       =================  =================   ==================   ================
        Earnings from
          Continuing Operations.......  $       295.7      $       232.0       $      356.6         $      352.4
                                       =================  =================   ==================   ================
        Net Earnings..................  $       299.6      $       218.2       $      362.4         $      353.4
                                       =================  =================   ==================   ================

                                     PART C

                               OTHER INFORMATION
                               -----------------

Item 24. Financial Statements and Exhibits.

         (a) The following Financial Statements are included in Part B of the Registration Statement:

               The financial statements of AXA Equitable Life Insurance Company and Separate Account No. 49 will be included in the Statement of Additional Information and filed by Pre-Effective Amendment.

         (b) Exhibits.

         The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

         1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, previously filed with this Registration Statement No. 333-05593 on June 10, 1996.

         2.   Not applicable.

         3. (a) Form of Distribution Agreement among Equitable Distributors, Inc., Separate Account Nos. 45 and 49 and The Equitable Life Assurance Society of the United States, previously filed with this Registration Statement No. 333-05593 on June 10, 1996.

              (b) Form of Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of certain separate accounts and Equitable Distributors, Inc., previously filed with this Registration Statement, File No. 333-05593 on May 1, 1998.

              (c) Form of Sales Agreement among Equitable Distributors, Inc., as Distributor, a Broker-Dealer (to be named) and a General Agent (to be named), previously filed with this Registration Statement No. 333-05593 on June 10, 1996.

              (d) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000 previously filed with this Registration Statement File No. 333-05593 on April 25, 2001.

              (e) Distribution Agreement for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000, previously filed with this Registration Statement, File No. 333-05593, on April 25, 2001.

              (f) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, File No. 2-30070, filed
                   April 19, 2004.

              (g) First Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(i) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

              (h) Second Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(j) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

              (i) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, previously filed with this Registration Statement, File No. 333-05593, on April 20, 2005.

              (j) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, previously filed with this Registration Statement, File No. 333-05593, on April 20, 2005.

              (k) First Amendment to Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life Separate Accounts more particularly described in the Distribution Agreement and Equitable Distributors, Inc. incorporated herein by reference to
                   Exhibit 3(j) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

               (l) Third Amendment to General Agent Sales Agreement dated as of
                   January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit 3(k) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

               (m) Fourth Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to
                   Exhibit 3(l) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

               (n) Fifth Amendment, dated as of November 1, 2006, to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 4(p), filed on April 24, 2007.

               (o) Sixth Amendment, dated as of February 15, 2008, to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(q), filed on April 20, 2009.

               (p) Seventh Amendment, dated as of February 15, 2008, to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(r), filed on April 20, 2009.

               (q) Eighth Amendment, dated as of November 1, 2008, to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(s), filed on April 20, 2009.

          4. (a) Form of Endorsement Applicable to the Guaranteed Benefit Investment Options 7/16/09 (2010GOA), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (b) Form of Endorsement Applicable to the Defined Benefit
                   Qualified Plans (7/16/09) (2010QP-DB), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (c) Form of Endorsement Applicable to the Guaranteed Interest
                   Special Dollar Cost Averaging 7/16/09 (2010SDCA), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (d) Form of Endorsement Applicable to the Special Money Market
                   Dollar Cost Averaging 7/16/09 (2010MMDCA), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (e) Form of Guaranteed Income Benefit Rider (7/16/09)
                   (2010GMIB-H), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (f) Form of Return of Principal Death Benefit Rider (7/16/09)
                   (2010GMDBROP), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (g) Form of Annual Ratchet Death Benefit Rider Annual Ratchet to
                   Age [85] GMDB (7/16/09) (2010GMDAR), previously filed with this Regisration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (h) Form of "Greater of" Death Benefit Rider Greater of Annual
                   Rollup to Age [85] GMDB or Annual Ratchet to Age [85] GMDB (7/16/09) (2010GMDAR), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (i) Form of Data Page (7/16/09) (2010DP) (Base Data Page Part A),
                   previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (j) Form of Data Page (7/16/09) (2010DPBCO) (BCO Data Page Part
                   A), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (k) Form of Data Page (7/16/09) (2010DPBShr) (Base Data Page Part
                   C Withdrawal Charges), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (l) Form of Data Page (7/16/09) (2010DPCShr) (Base Data Page Part
                   C Withdrawal Charges), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (m) Form of Data Page (7/16/09) (2010DPLShr) (Base Data Page Part
                   C Withdrawal Charges), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (n) Form of Data Page (2010DPExC) (Part C Withdrawal Charges),
                   previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (o) Form of Data Page (2010DPWVR) (Part D Withdrawal Charge
                   Waivers For All Shares), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

         5. (a) Form of Enrollment Form/Application 2010 App 01 B (AXA Advisors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (b) Form of Enrollment Form/Application 2010 App 02 B (AXA
                   Distributors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (c) Form of Enrollment Form/Application 2010 App 01 C (AXA
                   Advisors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.


               (d) Form of Enrollment Form/Application 2010 App 02 C (AXA
                   Distributors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (e) Form of Enrollment Form/Application 2010 App 01 L (AXA
                   Advisors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.


               (f) Form of Enrollment Form/Application 2010 App 02 L (AXA
                   Distributors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (g) Form of Enrollment Form/Application 2010 App 01 X (AXA
                   Advisors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

               (h) Form of Enrollment Form/Application 2010 App 02 X (AXA
                   Distributors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

         6. (a) Restated Charter of Equitable, as amended January 1, 1997, previously filed with this Registration Statement No. 333-05593 on March 6, 1997.

               (b) By-Laws of Equitable, as amended November 21, 1996,
                   previously filed with this Registration Statement No. 333-05593 on March 6, 1997.

               (c) By-Laws of AXA Equitable, as amended September 7, 2004, filed with this Registration Statement File No. 333-05593.

               (d) Restated Charter of AXA Equitable, as amended December 6,
                   2004, incorporated herein by reference to Exhibit No. 3.2 to Form 10-K, (File No. 000-20501), filed on March 31, 2005.

         7.   Not applicable.

         8. (a) Form of Participation Agreement among EQ Advisors Trust, Equitable, Equitable Distributors, Inc. and EQ Financial Consultants, Inc., (now AXA Advisors, LLC) incorporated by reference to the Registration Statement of EQ Advisors Trust on Form N-1A. (File Nos. 333-17217 and 811-07953). Filed
                   August 28, 1997.

               (b) Form of Participation Agreement among AXA Premier VIP Trust,
                   Equitable Distributors, Inc., AXA Distributors, LLC, and AXA Advisors, LLC, previously filed with this Registration Statement File No. 333-60730 on December 5, 2001.

               (c) Form of Participation Agreement among EQ Advisors Trust,
                   Equitable, AXA Distributors LLC and AXA Advisors, LLC, incorporated herein by reference to Exhibit 23.(h)(4)(ix) to Post-Effective Amendment No. 27 to Registration Statement on Form N-1A to the Registration Statement of EQ Advisors Trust on Form N-1A (File Nos. 333-17217 and 811-07953), filed on January 15, 2004.

          9.  Opinion and Consent of Counsel of AXA Equitable is filed herewith.

         10.  (a) Consent of PricewaterhouseCoopers LLP is filed herewith.

              (b) Powers of Attorney are filed herewith.

         11.  Not applicable.

         12.  Not applicable.

         13.  Not applicable.

Item 25. Directors and Officers of AXA Equitable.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            -------------

DIRECTORS

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Charlynn Goins                              Director
30 Beekman Place, Apt. 8A
New York, NY 10022

Anthony J. Hamilton                         Director
AXA UK plc
5 Old Broad Street
London, England EC2N 1AD

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Peter S. Kraus                              Director
Alliance Bernstein Corporation
1345 Avenue of the Americas
New York, NY 10105

Scott D. Miller                             Director
SSA & Company
315 East Hopkins Avenue
Suite 401
Aspen, CO 81611

Joseph H. Moglia                            Director
TD Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Lorie A. Slutsky                            Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Ezra Suleiman                               Director
Princeton University
Corwin Hall
Princeton, NJ 08544

Peter J. Tobin                              Director
1 Briarwood Lane
Denville, NJ 07834

OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

OTHER OFFICERS
--------------

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Executive Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Alvin H. Fenichel                          Senior Vice President and
                                            Chief Accounting Officer

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Mary Fernald                               Senior Vice President and
                                            Chief Underwriting Officer

*David Kam                                  Senior Vice President and Actuary

*William J. McDermott                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President and
                                            Chief Financial Officer

*Barbara Goodstein                          Executive Vice President

*Andrew J. McMahon                          Executive Vice President

*Claude Methot                              Executive Vice President

*Andrew Raftis                              Senior Vice President and Auditor

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*James F. Mullery                           Senior Vice President

*Anne M. Katcher                            Senior Vice President and
                                            Senior Actuary

*Anthony F. Recine                          Senior Vice President,
                                            Chief Compliance Officer and
                                            Associate General Counsel

*Karen Field Hazin                          Vice President, Secretary and
                                            Associate General Counsel

*Dave S. Hattem                             Senior Vice President and
                                            Deputy General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Michel Perrin                              Senior Vice President and Actuary

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Executive Vice President and
                                            Chief Actuary

*James A. Shepherdson                       Executive Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

          Separate Account No. 49 of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable Life Insurance Company. AXA Equitable Life Insurance Company, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").

          AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable Life Insurance Company. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

          Set forth below are the subsidiary charts for the Holding Company and
AXA:

The AXA Goup Organizational Charts January 1st, 2009 are filed herewith.

     AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2008
     -------------------------------------------------------------
        AS OF :  DECEMBER 31, 2008


                                                                                             State of       State of
                                                                             Type of        Incorp. or      Principal      Federal
                                                                            Subsidiary       Domicile       Operation      Tax ID #
                                                                            ----------       --------       ---------     ----------
                                                                                          ------------------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                         DE             NY         13-3623351
------------------------------------------------------------------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                            Operating           DE             CO         75-2961816
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Capital Management, Inc.                                          Operating           DE             NY         13-4194065
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Asset Management, Inc.                                            Operating           DE             NY         13-4194080
     -------------------------------------------------------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Notes 2 &16)                                      DE             NY         52-2197822
     -------------------------------------------------------------------------------------------------------------------------------
        AXA Financial (Bermuda) Ltd.*                                       Insurance        Bermuda         Bermuda      14-1903564
        ----------------------------------------------------------------------------------------------------------------------------
        AXA Distribution Holding Corporation  (Note 2)                                          DE             NY         13-4078005
        ----------------------------------------------------------------------------------------------------------------------------
           AXA Advisors, LLC     (Note 5)                                                       DE             NY         13-4071393
           -------------------------------------------------------------------------------------------------------------------------
           AXA Network, LLC     (Note 6)                                    Operating           DE             NY         06-1555494
           -------------------------------------------------------------------------------------------------------------------------
              AXA Network of Alabama, LLC                                   Operating           AL             AL         06-1562392
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network of Connecticut, Maine and New York, LLC           Operating           DE             NY         13-4085852
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network Insurance Agency of Massachusetts, LLC            Operating           MA             MA         04-3491734
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network of Nevada, Inc.                                   Operating           NV             NV         13-3389068
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network of Puerto Rico, Inc.                              Operating          P.R.           P.R.        66-0577477
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network Insurance Agency of Texas, Inc.                   Operating           TX             TX         75-2529724
        ----------------------------------------------------------------------------------------------------------------------------
        AXA Equitable Life Insurance Company (Note 2 & 9) *                 Insurance           NY             NY         13-5570651
        ----------------------------------------------------------------------------------------------------------------------------
           Equitable Deal Flow Fund, L.P.                                   Investment          DE             NY         13-3385076
           -------------------------------------------------------------------------------------------------------------------------
               Equitable Managed Assets, L.P.                                Investment         DE             NY         13-3385080
           -------------------------------------------------------------------------------------------------------------------------
           Real Estate Partnership Equities (various)                       Investment          **                             -
           -------------------------------------------------------------------------------------------------------------------------
           Equitable Holdings, LLC  (Notes 3 & 4)                              HCO              NY             NY         22-2766036
           -------------------------------------------------------------------------------------------------------------------------
              See Attached Listing A
           -------------------------------------------------------------------------------------------------------------------------
           ACMC, Inc.     (Note 4)                                             HCO              DE             NY         13-2677213
           -------------------------------------------------------------------------------------------------------------------------
           EVSA, Inc.                                                       Investment          DE             PA         23-2671508
        ----------------------------------------------------------------------------------------------------------------------------
        AXA Equitable Life and Annuity Company * (Note 10,17 & 18)          Insurance           NY             NY         13-3198083
        ----------------------------------------------------------------------------------------------------------------------------
        MONY Life Insurance Company *                                       Insurance           NY             NY         13-1632487
        ----------------------------------------------------------------------------------------------------------------------------
              See Attached Listing C
              ----------------------------------------------------------------------------------------------------------------------

                                                                                        Parent's
                                                                            Number of  Percent of
                                                                              Shares    Ownership             Comments
                                                                              Owned    or Control    (e.g., Basis of Control)
                                                                              -----    ----------    ------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **
-----------------------------------------------------------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                                          100.00%
     ------------------------------------------------------------------------------------------------------------------------
     MONY Capital Management, Inc.                                                        100.00%
     ------------------------------------------------------------------------------------------------------------------------
     MONY Asset Management, Inc.                                                          100.00%
     ------------------------------------------------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Notes 2 &16)                           -    100.00%
     ------------------------------------------------------------------------------------------------------------------------
        AXA Financial (Bermuda) Ltd.*                                          250,000    100.00%
        ---------------------------------------------------------------------------------------------------------------------
        AXA Distribution Holding Corporation  (Note 2)                           1,000    100.00%
        ---------------------------------------------------------------------------------------------------------------------
           AXA Advisors, LLC     (Note 5)                                            -    100.00%
           ------------------------------------------------------------------------------------------------------------------
           AXA Network, LLC     (Note 6)                                             -    100.00%
           ------------------------------------------------------------------------------------------------------------------
              AXA Network of Alabama, LLC                                            -    100.00%
              ---------------------------------------------------------------------------------------------------------------
              AXA Network of Connecticut, Maine and New York, LLC                    -    100.00%
              ---------------------------------------------------------------------------------------------------------------
              AXA Network Insurance Agency of Massachusetts, LLC                     -    100.00%
              ---------------------------------------------------------------------------------------------------------------
              AXA Network of Nevada, Inc.                                                 100.00%
              ---------------------------------------------------------------------------------------------------------------
              AXA Network of Puerto Rico, Inc.                                            100.00%
              ---------------------------------------------------------------------------------------------------------------
              AXA Network Insurance Agency of Texas, Inc.                        1,050    100.00%
        ---------------------------------------------------------------------------------------------------------------------
        AXA Equitable Life Insurance Company (Note 2 & 9) *                  2,000,000    100.00%    NAIC # 62944
        ---------------------------------------------------------------------------------------------------------------------
           Equitable Deal Flow Fund, L.P.                                            -          -    G.P & L.P.
           ------------------------------------------------------------------------------------------------------------------
               Equitable Managed Assets, L.P.                                        -          -    G.P.
           ------------------------------------------------------------------------------------------------------------------
           Real Estate Partnership Equities (various)                                -          -    **
           ------------------------------------------------------------------------------------------------------------------
           Equitable Holdings, LLC  (Notes 3 & 4)                                    -    100.00%
           ------------------------------------------------------------------------------------------------------------------
              See Attached Listing A
           ------------------------------------------------------------------------------------------------------------------
           ACMC, Inc.     (Note 4)                                           5,000,000    100.00%
           ------------------------------------------------------------------------------------------------------------------
           EVSA, Inc.                                                               50    100.00%
        ---------------------------------------------------------------------------------------------------------------------
        AXA Equitable Life and Annuity Company * (Note 10,17 & 18)                        100.00%
        ---------------------------------------------------------------------------------------------------------------------
        MONY Life Insurance Company *                                                     100.00%
        ---------------------------------------------------------------------------------------------------------------------
              See Attached Listing C
              ---------------------------------------------------------------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2008
-------------------------------------------------------------

  *  Affiliated Insurer
 ** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of AXA Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.
***  All subsidiaries are corporations, except as otherwise noted.

     1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

     2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.
         Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.
         Effective May 1, 2002, AXA Client Solutions, LLC changed its name to
            AXA Financial Services, LLC.
         Effective June 1, 2002, AXA Financial, Inc. transferred ownership of
            Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.
         Effective November 30, 2007, the name of AXA Financial Services, LLC was changed to AXA Equitable Financial Services, LLC.

     3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

     4.  In October 1999, AllianceBernstein Holding L.P.
            ("AllianceBernstein Holding L.P.") reorganized by transferring its business and assets to AllianceBernstein L.P., a newly formed private partnership ("AllianceBernstein").

         As of December 31, 2008, AXF's subsidiaries own 62.38% of the issued and outstanding units of limited partnership interest in AllianceBernstein (the "AllianceBernstein Units"), as follows:

               AXA Financial Bermuda, held directly 57,211,519 AllianceBernstein Units (21.48%),
               AXA Equitable Life directly own 29,100,290 AllianceBernstein Units (10.92%),
               ACMC, Inc. own 66,220,822 AllianceBernstein Units (24.86%), and As of December 31, 2008, MONY owns 6,841,642 (2.57%)
               AllianceBernstein Units and MLOA owns 2,587,472 (.97%) AlianceBernstein Units

            AllianceBernstein Corporation also own a 1% general partnership interest in AllianceBernstein L.P.

            In addition, ACMC, Inc. own 722,178 units (0.27%), representing assignments of beneficial ownership of limited partnership interests in AllianceBernstein Holding (the "AllianceBernstein Holding Units"). AllianceBernstein Corporation own 822,178 units of general partnership interest (0.31%), in AllianceBernstein Holding L.P. AllianceBernstein Holding Units are publicly traded on the New York Stock exchange.

     5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

     6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

     7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

     8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

     9. Effective September 2004, The Equitable Life Assurance Society of the United States changed its name to AXA Equitable Life Insurance Company.

     10. Effective September 2004, The Equitable of Colorado changed its name to AXA Life and Annuity Company.

     11. Effective February 18, 2005, MONY Realty Capital, Inc. was sold.

     12. Effective May 26, 2005, Matrix Capital Markets Group was sold.

     12. Effective May 26, 2005, Matrix Private Equities was sold.

     13. Effective December 2, 2005, Advest Group was sold.

     14. Effective February 24, 2006, Alliance Capital Management Corporation changed its name to AllianceBernstein Corporation.

     15. Effective July 11, 2007, Frontier Trust Company, FSB was sold.

     16. Effective November 30, 2007, AXA Financial Services, LLC changed its name to AXA Equitable Financial Services, LLC.

     17. Effective August 1, 2008, AXA Equitable Life Insurance Company tranferred ownership of AXA Life and Annuity Company to AXA Equitable Financial Services, LLC.

     18. Effective September 22, 2008, AXA Life and Annuity Company changed its name to AXA Equitable Life and Annuity Company.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2008
-------------------------------------------------------------

Dissolved:  - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
            - 100 Federal Street Funding Corporation was dissolved August 31,
              1998.
            - 100 Federal Street Realty Corporation was dissolved December 20,
              2001.
            - CCMI Corp. was dissolved on October 7, 1999.
            - ELAS Realty, Inc. was dissolved January 29, 2002.
            - EML Associates, L.P. was dissolved March 27, 2001.
            - EQ Services, Inc. was dissolved May 11, 2001.
            - Equitable BJVS, Inc. was dissolved October 3, 1999.
            - Equitable Capital Management Corp. became ECMC, LLC on
              November 30, 1999.
            - Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
            - Equitable JVS II, Inc. was dissolved December 4, 1996
            - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
              dissolved on December 31, 2000.
            - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
            - EREIM Managers Corporation was dissolved March 27, 2001.
            - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
            - EVLICO, Inc. was dissolved in 1999.
            - Franconom, Inc. was dissolved on December 4, 2000.
            - GP/EQ Southwest, Inc. was dissolved October 21, 1997
            - HVM Corp. was dissolved on Feb. 16, 1999.
            - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
            - Prime Property Funding, Inc. was dissolved in Feb. 1999.
            - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
            - Six-Pac G.P., Inc. was dissolved July 12,1999
            - Paramount Planners, LLC., a direct subsidiary of AXA Distribution
              Holding Corporation, was dissolved on December 5, 2003
            - Equitable Rowes Wharf, Inc. was dissolved October 12, 2004
            - ECLL Inc. was dissolved July 15, 2003
            - MONY Realty Partners, Inc. was dissolved February 2005.
            - Wil-Gro, Inc. was dissolved June, 2005.
            - Sagamore Financial LLC was dissolved August 31, 2006.
            - Equitable JVS was dissolved August, 2007.
            - Astor Times Square Corp. dissolved as of April 2007.
            - Astor/Broadway Acquisition Corp. dissolved as of  August 2007.
            - PC Landmark, Inc. has been administratively dissolved.
            - EJSVS, Inc. has been administratively dissolved.
            - STCS, Inc. was dissolved on August 15, 2007.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2008
-------------------------------------------------------------
LISTING A - EQUITABLE HOLDINGS, LLC
-----------------------------------


                                                                                                State of     State of
                                                                                  Type of      Incorp. or    Principal      Federal
                                                                                 Subsidiary     Domicile     Operation     Tax ID #
                                                                                 ----------     --------     ---------     ---------
AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        ----------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------------------------------------------------------------
              ELAS Securities Acquisition Corporation                            Operating         DE           NY        13-3049038
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Casualty Insurance Company *                             Operating         VT           VT        06-1166226
              ----------------------------------------------------------------------------------------------------------------------
              ECMC, LLC   (See Note 4 on Page 2)                                 Operating         DE           NY        13-3266813
              ----------------------------------------------------------------------------------------------------------------------
                  Equitable Capital Private Income & Equity
                   Partnership II, L.P.                                          Investment        DE           NY        13-3544879
              ----------------------------------------------------------------------------------------------------------------------
              AllianceBernstein Corporation (See Note 4 on Page 2)               Operating         DE           NY        13-3633538
              ----------------------------------------------------------------------------------------------------------------------
                 See Attached Listing B
              ----------------------------------------------------------------------------------------------------------------------
              AXA Distributors, LLC                                              Operating         DE           NY        52-2233674
              ----------------------------------------------------------------------------------------------------------------------
                 AXA  Distributors Insurance Agency of Alabama, LLC              Operating         DE           AL        52-2255113
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency, LLC                          Operating         DE        CT, ME,NY    06-1579051
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Massachusetts, LLC         Operating         MA           MA        04-3567096
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Texas, Inc.                Operating         TX           TX        74-3006330
              ----------------------------------------------------------------------------------------------------------------------
              J.M.R. Realty Services, Inc.                                       Operating         DE           NY        13-3813232
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)      Operating         DE           NJ        22-3492811
              ----------------------------------------------------------------------------------------------------------------------

                                                                                               Parent's
                                                                                    Number of  Percent of
                                                                                     Shares    Ownership          Comments
                                                                                      Owned    or Control   (e.g., Basis of Control)
                                                                                      -----    ----------   ------------------------
AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        ----------------------------------------------------------------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------------------------------------------------------------
              ELAS Securities Acquisition Corporation                                  500      100.00%
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Casualty Insurance Company *                                 1,000      100.00%
              ----------------------------------------------------------------------------------------------------------------------
              ECMC, LLC   (See Note 4 on Page 2)                                         -      100.00%
              ----------------------------------------------------------------------------------------------------------------------
                  Equitable Capital Private Income & Equity                                                 ECMC is G.P.
                   Partnership II, L.P.                                                  -           -      ("Deal Flow Fund II")
              ----------------------------------------------------------------------------------------------------------------------
              AllianceBernstein Corporation (See Note 4 on Page 2)                     100      100.00%
              ----------------------------------------------------------------------------------------------------------------------
                 See Attached Listing B
              ----------------------------------------------------------------------------------------------------------------------
              AXA Distributors, LLC                                                      -      100.00%
              ----------------------------------------------------------------------------------------------------------------------
                 AXA  Distributors Insurance Agency of Alabama, LLC                      -      100.00%
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency, LLC                                  -      100.00%
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Massachusetts, LLC                 -      100.00%
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Texas, Inc.                    1,000      100.00%
              ----------------------------------------------------------------------------------------------------------------------
              J.M.R. Realty Services, Inc.                                           1,000      100.00%
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)            100      100.00%
              ----------------------------------------------------------------------------------------------------------------------

     * Affiliated Insurer

           Equitable Investment Corp merged into Equitable Holdings, LLC on
             November 30, 1999.
           Equitable Capital Management Corp. became ECMC, LLC on
             November 30, 1999.
           Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp.
           Effective January 1, 2002, Equitable Distributors, Inc. merged into
             AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2008
LISTING B - ALLIANCEBERNSTEIN CORPORATION


                                                                                                State of     State of
                                                                                 Type of       Incorp. or    Principal     Federal
                                                                                Subsidiary      Domicile     Operation     Tax ID #
                                                                                ----------      --------     ---------    ----------
AXA Financial, Inc.
--------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     ---------------------------------------------------------------------
        AXA Equitable Life Insurance Company*
        ------------------------------------------------------------------
           Equitable Holdings, LLC
           ---------------------------------------------------------------
              AllianceBernstein Corporation



              ----------------------------------------------------------------------------------------------------------------------
                 AllianceBernstein Holding L.P. (See Note 4 on Page 2)       HCO (NYSE: AB)       DE           NY         13-3434400
                 -------------------------------------------------------------------------------------------------------------------
                 AllianceBernstein L.P.  (See Note 4 on Page 2)                Operating          DE           NY         13-4064930
                 -------------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Trust Company, LLC                       Operating          NH           NY
                    ----------------------------------------------------------------------------------------------------------------
                    Cursitor Alliance LLC                                         HCO             DE           MA         22-3424339
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Management LLC                               HCO             DE           NY              -
                    ----------------------------------------------------------------------------------------------------------------
                       Sanford C. Bernstein & Co., LLC                         Operating          DE           NY         13-4132953
                    ----------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Corporation of Delaware                     HCO             DE           NY         13-2778645
                    ----------------------------------------------------------------------------------------------------------------
                       ACAM Trust Company Private Ltd.                         Operating        India         India            -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein (Argentina) S.R.L.                    Operating      Argentina     Argentina          -
                       ------------------------------------------------------------------------------------------------------------
                       ACM Software Services Ltd.                              Operating          DE           NY         13-3910857
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Barra Research Institute, Inc.                    HCO             DE           NY         13-3548918
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Japan Inc.                               HCO             DE          Japan            -
                       -------------------------------------------------------------------------------------------------------------
                                AllianceBernstein Japan Ltd.                   Operating        Japan         Japan            -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Invest. Management
                          Australia Limited                                    Operating      Australia     Australia          -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Global Derivatives Corp.              Operating          DE           NY         13-3626546
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Investimentos
                          (Brazil) Ltda.                                       Operating        Brazil       Brazil            -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Limited                               Operating         U.K.         U.K.             -
                       -------------------------------------------------------------------------------------------------------------
                                 ACM Bernstein GmbH                            Operating       Germany       Germany           -
                                ----------------------------------------------------------------------------------------------------
                                AllianceBernstein Services Limited             Operating         U.K.         U.K.             -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein (Luxembourg) S.A.                     Operating         Lux.         Lux.             -
                       -------------------------------------------------------------------------------------------------------------
                                AllianceBernstein (France) SAS                 Operating        France       France            -
                       -------------------------------------------------------------------------------------------------------------
                                ACMBernstein (Deutschland) GmbH                Operating       Germany       Germany           -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein (Mexico) S. de R.L. de C.V.           Operating        Mexico       Mexico            -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Australia Limited                     Operating      Australia     Australia          -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Canada, Inc.                          Operating        Canada       Canada       13-3630460
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein New Zealand Limited                   Operating      New Zealand   New Zealand        -
                       -------------------------------------------------------------------------------------------------------------


                                                                                           Parent's
                                                                                Number of  Percent of
                                                                                 Shares    Ownership            Comments
                                                                                   Owned    or Control    (e.g., Basis of Control)
                                                                                   -----    ----------  ----------------------------
AXA Financial, Inc.
--------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     ---------------------------------------------------------------------------
        AXA Equitable Life Insurance Company*
        ------------------------------------------------------------------------
           Equitable Holdings, LLC
           ---------------------------------------------------------------------
              AllianceBernstein Corporation
                                                                                                        owns 1% GP interest in
                                                                                                        AllianceBernstein L.P. and
                                                                                                        100,000 GP units in
                                                                                                        AllianceBernstein Holding
                                                                                                        L.P.
              ------------------------------------------------------------------
                 AllianceBernstein Holding L.P. (See Note 4 on Page 2)
                 ---------------------------------------------------------------
                 AllianceBernstein L.P.  (See Note 4 on Page 2)
                 ---------------------------------------------------------------
                    AllianceBernstein Trust Company, LLC                                      100.00%   Sole member interest
                    ------------------------------------------------------------
                    Cursitor Alliance LLC                                                     100.00%
                    ------------------------------------------------------------
                    Alliance Capital Management LLC                                           100.00%
                    ------------------------------------------------------------
                       Sanford C. Bernstein & Co., LLC                                        100.00%
                    ------------------------------------------------------------
                    AllianceBernstein Corporation of Delaware                          10     100.00%
                    ------------------------------------------------------------
                       ACAM Trust Company Private Ltd.                                        100.00%
                       ---------------------------------------------------------
                       AllianceBernstein (Argentina) S.R.L.                                    99.00%   AllianceBernstein Oceanic
                                                                                                        Corporation owns 1%
                       ---------------------------------------------------------
                       ACM Software Services Ltd.                                             100.00%
                       ---------------------------------------------------------
                       Alliance Barra Research Institute, Inc.                      1,000     100.00%
                       ---------------------------------------------------------
                       AllianceBernstein Japan Inc.
                       ---------------------------------------------------------
                                AllianceBernstein Japan Ltd.                                  100.00%
                       ---------------------------------------------------------
                       AllianceBernstein Invest. Management Australia Limited                 100.00%
                       ---------------------------------------------------------
                       AllianceBernstein Global Derivatives Corp.                   1,000     100.00%
                       ---------------------------------------------------------
                       AllianceBernstein Investimentos (Brazil) Ltda.                          99.00%   AllianceBernstein Oceanic
                                                                                                        Corporation owns 1%
                       ---------------------------------------------------------
                       AllianceBernstein Limited                                  250,000     100.00%
                       ---------------------------------------------------------
                                 ACM Bernstein GmbH                                           100.00%
                                ------------------------------------------------
                                AllianceBernstein Services Limited                  1,000     100.00%
                       ---------------------------------------------------------
                       AllianceBernstein (Luxembourg) S.A.                          3,999      99.98%   AllianceBernstein Oceanic
                                                                                                        Corporation owns .025%
                       ---------------------------------------------------------
                                AllianceBernstein (France) SAS                                100.00%
                       ---------------------------------------------------------
                                ACMBernstein (Deutschland) GmbH                               100.00%
                       ---------------------------------------------------------
                       AllianceBernstein (Mexico) S. de R.L. de C.V.                          100.00%
                       ---------------------------------------------------------
                       AllianceBernstein Australia Limited                                     50.00%   3rd party (NMFM) owns 50%
                       ---------------------------------------------------------
                       AllianceBernstein Canada, Inc.                              18,750     100.00%
                       ---------------------------------------------------------
                       AllianceBernstein New Zealand Limited                                   50.00%   3rd party (NMFM) owns 50%
                       ---------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2008
LISTING B - ALLIANCEBERNSTEIN CORPORATION



                                                                                                  State of    State of
                                                                                     Type of     Incorp. or   Principal     Federal
                                                                                    Subsidiary    Domicile    Operation    Tax ID #
                                                                                    ----------    --------    ---------    ---------
AXA Financial, Inc.
---------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     ----------------------------------------------------------------------------
        AXA Equitable Life Insurance Company*
        -------------------------------------------------------------------------
           Equitable Holdings, LLC
           ----------------------------------------------------------------------
              AllianceBernstein Corporation
              -------------------------------------------------------------------
                  AllianceBernstein L.P.
                 ----------------------------------------------------------------
                    AllianceBernstein Corporation of Delaware
                      (Cont'd)
                    ----------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Investment Research
                         (Proprietary) Limited                                      Operating    So Africa    So Africa        -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein (Singapore) Ltd.                           Operating    Singapore    Singapore        -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital (Mauritius) Private Ltd.                       HCO       Mauritius    Mauritius        -
                       -------------------------------------------------------------------------------------------------------------
                                Alliance Capital Asset Management
                                  (India) Private Ltd.                              Operating      India        India          -
                                ----------------------------------------------------------------------------------------------------
                                AllianceBernstein Invest. Res. &
                                  Manage. (India) Pvt.                              Operating      India        India          -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Oceanic Corporation                           HCO           DE          NY       13-3441277
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Real Estate, Inc.                           Operating        DE          NY       13-3441277
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Corporate Finance Group
                         Incorporated.                                              Operating        DE          NY       52-1671668
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Eastern Europe, Inc.                                   HCO           DE          NY       13-3802178
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein ESG Venture Management, L.P.                  HCO           DE          NY            -
                       -------------------------------------------------------------------------------------------------------------
                                AllianceBernstein Venture Fund 1, L.P.                 Fund          DE          NY            -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Invest. Management
                          (Korea) Ltd.                                              Operating      Korea        Korea          -
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Investments, Inc.                          Operating        DE          NY       13-3191825
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Investor Services, Inc.                    Operating        DE          TX       13-3211780
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Hong Kong Limited                          Operating    Hong Kong    Hong Kong        -
                       -------------------------------------------------------------------------------------------------------------
                                AllianceBernstein Taiwan Limited                    Operating      Taiwan      Taiwan          -
                                ----------------------------------------------------------------------------------------------------
                                ACM New-Alliance (Luxembourg) S.A.                  Operating       Lux.        Lux.           -
                       -------------------------------------------------------------------------------------------------------------
                       Sanford C. Bernstein Limited                                 Operating       U.K.        U.K.           -
                       -------------------------------------------------------------------------------------------------------------
                                Sanford C. Bernstein (CREST
                                  Nominees) Ltd.                                    Operating       U.K.        U.K.           -
                       -------------------------------------------------------------------------------------------------------------
                       Sanford C. Bernstein Proprietary Limited                      Inactive    Australia    Australia        -
                       -------------------------------------------------------------------------------------------------------------
                       Whittingdale Holdings Ltd.                                      HCO          U.K.        U.K.           -
                       -------------------------------------------------------------------------------------------------------------
                                ACM Investments Limited                             Operating       U.K.        U.K.           -
                                ----------------------------------------------------------------------------------------------------
                                AllianceBernstein Fixed Income Limited              Operating       U.K.        U.K.           -
                                ----------------------------------------------------------------------------------------------------

                                                                                            Parent's
                                                                                Number of  Percent of
                                                                                 Shares    Ownership            Comments
                                                                                  Owned    or Control    (e.g., Basis of Control)
                                                                                  -----    ----------    ------------------------
AXA Financial, Inc.
-----------------------------------------------------------------------------
    AXA Equitable Financial Services, LLC   (Note 2)
    -------------------------------------------------------------------------
       AXA Equitable Life Insurance Company*
       ----------------------------------------------------------------------
          Equitable Holdings, LLC
          -------------------------------------------------------------------
             AllianceBernstein Corporation
             ----------------------------------------------------------------
                 AllianceBernstein L.P.
                -------------------------------------------------------------
                   AllianceBernstein Corporation of
                     Delaware (Cont'd)
                   ------------------------------------------------------------
                      AllianceBernstein Investment Research
                        (Proprietary) Limited                                               100.00%
                      ---------------------------------------------------------
                      AllianceBernstein (Singapore) Ltd.                                    100.00%
                      ---------------------------------------------------------
                      Alliance Capital (Mauritius) Private Ltd.                             100.00%
                      ---------------------------------------------------------
                               Alliance Capital Asset Management                             75.00%      3rd party (Ankar Capital
                                 (India) Private Ltd.                                                    India Pvt. Ltd.) owns 25%
                               ------------------------------------------------
                               AllianceBernstein Invest. Res. &
                                 Manage. (India) Pvt.                                       100.00%
                      ---------------------------------------------------------
                      AllianceBernstein Oceanic Corporation                       1,000     100.00%
                      ---------------------------------------------------------
                      Alliance Capital Real Estate, Inc.                                    100.00%
                      ---------------------------------------------------------
                      Alliance Corporate Finance Group Incorporated.              1,000     100.00%
                      ---------------------------------------------------------
                      Alliance Eastern Europe, Inc.                                         100.00%
                      ---------------------------------------------------------
                      AllianceBernstein ESG Venture Management, L.P.                        100.00%      General Partner to EGG
                                                                                                         Funds
                      ---------------------------------------------------------
                               AllianceBernstein Venture Fund 1, L.P.                        10.00%      GP Interest
                      ---------------------------------------------------------
                      AllianceBernstein Invest. Management
                        (Korea) Ltd.                                                        100.00%
                      ---------------------------------------------------------
                      AllianceBernstein Investments, Inc.                           100     100.00%
                      ---------------------------------------------------------
                      AllianceBernstein Investor Services, Inc.                     100     100.00%
                      ---------------------------------------------------------
                      AllianceBernstein Hong Kong Limited                                   100.00%
                      ---------------------------------------------------------
                               AllianceBernstein Taiwan Limited                              99.00%      Others own 1%
                               ------------------------------------------------
                               ACM New-Alliance (Luxembourg) S.A.                            99.00%      AllianceBernstein Oceanic
                                                                                                         Corporation owns 1%
                      ---------------------------------------------------------
                      Sanford C. Bernstein Limited                                          100.00%
                      ---------------------------------------------------------
                               Sanford C. Bernstein (CREST
                                 Nominees) Ltd.                                             100.00%
                      ---------------------------------------------------------
                      Sanford C. Bernstein Proprietary Limited                              100.00%      Inactive
                      ---------------------------------------------------------
                      Whittingdale Holdings Ltd.                                            100.00%
                      ---------------------------------------------------------
                               ACM Investments Limited                                      100.00%
                               ------------------------------------------------
                               AllianceBernstein Fixed Income Limited                       100.00%
                               ------------------------------------------------


AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2008
LISTING C - MONY


                                                                                     State of         State of
                                                                   Type of          Incorp. or        Principal       Federal
                                                                  Subsidiary         Domicile         Operation      Tax ID #
                                                                  ----------         --------         ---------      ---------
AXA Financial, Inc.
--------------------------------------------------------------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                  Operating             DE               CO         75-2961816
     ---------------------------------------------------------------------------------------------------------------------------
     MONY Capital Management, Inc.                                Operating             DE               NY         13-4194065
     ---------------------------------------------------------------------------------------------------------------------------
     MONY Asset Management, Inc.                                  Operating             DE               NY         13-4194080
     ---------------------------------------------------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC
        (Note 2)
     ---------------------------------------------------------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        ------------------------------------------------------------------------------------------------------------------------
        MONY Life Insurance Company *                             Insurance             NY               NY         13-1632487
        ------------------------------------------------------------------------------------------------------------------------
           MONY International Holdings, LLC                          HCO                DE               NY         13-3790446
           ---------------------------------------------------------------------------------------------------------------------
              MONY International Life Insurance Co.
                 Seguros de Vida S.A.*                            Insurance         Argentina         Argentina     98-0157781
              ------------------------------------------------------------------------------------------------------------------
              MONY Financial Resources of the Americas
                 Limited                                             HCO             Jamaica           Jamaica
              ------------------------------------------------------------------------------------------------------------------
              MBT, Ltd.                                           Operating       Cayman Islands   Cayman Islands   98-0152047
              ------------------------------------------------------------------------------------------------------------------
                 MONY Consultoria e Corretagem de
                    Seguros Ltda.                                 Operating           Brazil           Brazil
                 ---------------------------------------------------------------------------------------------------------------
                 MONY Life Insurance Company of the
                    Americas, Ltd.*                               Insurance       Cayman Islands   Cayman Islands   98-0152046
           ---------------------------------------------------------------------------------------------------------------------
           MONY Life Insurance Company of America*                Insurance             AZ               NY         86-0222062
           ---------------------------------------------------------------------------------------------------------------------
           U.S. Financial Life Insurance Company *                Insurance             OH               OH         38-2046096
           ---------------------------------------------------------------------------------------------------------------------
           MONY Financial Services, Inc.                             HCO                DE               NY         11-3722370
           ---------------------------------------------------------------------------------------------------------------------
              Financial Marketing Agency, Inc.                    Operating             OH               OH         31-1465146
              ------------------------------------------------------------------------------------------------------------------
              MONY Brokerage, Inc.                                Operating             DE               PA         22-3015130
              ------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Ohio, Inc.               Operating             OH               OH         31-1562855
                 ---------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Alabama, Inc.            Operating             AL               AL         62-1699522
                 ---------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Texas, Inc.              Operating             TX               TX         74-2861481
                 ---------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Massachusetts, Inc.      Operating             MA               MA         06-1496443
                 ---------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Washington, Inc.         Operating             WA               WA         91-1940542
                 ---------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of New Mexico, Inc.         Operating             NM               NM         62-1705422
              ------------------------------------------------------------------------------------------------------------------
              1740 Ventures, Inc.                                 Operating             NY               NY         13-2848244
              ------------------------------------------------------------------------------------------------------------------
              Enterprise Capital Management, Inc.                 Operating             GA               GA         58-1660289
              ------------------------------------------------------------------------------------------------------------------
                 Enterprise Fund Distributors, Inc.               Operating             DE               GA         22-1990598
              ------------------------------------------------------------------------------------------------------------------
              MONY Assets Corp.                                      HCO                NY               NY         13-2662263
              ------------------------------------------------------------------------------------------------------------------
                 MONY Benefits Management Corp.                   Operating             DE               NY         13-3363383
                 ---------------------------------------------------------------------------------------------------------------
              1740 Advisers, Inc.                                 Operating             NY               NY         13-2645490
              ------------------------------------------------------------------------------------------------------------------
              MONY Securities Corporation                         Operating             NY               NY         13-2645488
              ------------------------------------------------------------------------------------------------------------------
                 Trusted Insurance Advisers General
                    Agency Corp.                                  Operating             MN               NY         41-1941465
                 ---------------------------------------------------------------------------------------------------------------
                  Trusted Investment Advisers Corp.               Operating             MN               NY         41-1941464
                 ---------------------------------------------------------------------------------------------------------------

                                                                                Parent's
                                                                  Number of    Percent of
                                                                   Shares      Ownership           Comments
                                                                    Owned      or Control   (e.g., Basis of Control)
                                                                    -----      ----------   ------------------------
AXA Financial, Inc.
-----------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                                100.00%
     ------------------------------------------------------------
     MONY Capital Management, Inc.                                              100.00%
     ------------------------------------------------------------
     MONY Asset Management, Inc.                                                100.00%
     ------------------------------------------------------------
     AXA Equitable Financial Services, LLC
        (Note 2)
     ------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        ---------------------------------------------------------
        MONY Life Insurance Company *                                           100.00%
        ---------------------------------------------------------
           MONY International Holdings, LLC                                     100.00%
           ------------------------------------------------------
              MONY International Life Insurance Co.
                 Seguros de Vida S.A.*                                          100.00%
              ---------------------------------------------------
              MONY Financial Resources of the Americas
                 Limited                                                         99.00%
              ---------------------------------------------------
              MBT, Ltd.                                                         100.00%
              ---------------------------------------------------
                 MONY Consultoria e Corretagem de
                    Seguros Ltda.                                                99.00%
                 ------------------------------------------------
                 MONY Life Insurance Company of the
                    Americas, Ltd.*                                             100.00%
           ------------------------------------------------------
           MONY Life Insurance Company of America*                              100.00%
           ------------------------------------------------------
           U.S. Financial Life Insurance Company *                   405,000    100.00%
           ------------------------------------------------------
           MONY Financial Services, Inc.                               1,000    100.00%
           ------------------------------------------------------
              Financial Marketing Agency, Inc.                            99     99.00%
              ---------------------------------------------------
              MONY Brokerage, Inc.                                     1,500    100.00%
              ---------------------------------------------------
                 MBI Insurance Agency of Ohio, Inc.                        5    100.00%
                 ------------------------------------------------
                 MBI Insurance Agency of Alabama, Inc.                     1    100.00%
                 ------------------------------------------------
                 MBI Insurance Agency of Texas, Inc.                      10    100.00%
                 ------------------------------------------------
                 MBI Insurance Agency of Massachusetts, Inc.               5    100.00%
                 ------------------------------------------------
                 MBI Insurance Agency of Washington, Inc.                  1    100.00%
                 ------------------------------------------------
                 MBI Insurance Agency of New Mexico, Inc.                  1    100.00%
              ---------------------------------------------------
              1740 Ventures, Inc.                                      1,000    100.00%
              ---------------------------------------------------
              Enterprise Capital Management, Inc.                        500    100.00%
              ---------------------------------------------------
                 Enterprise Fund Distributors, Inc.                    1,000    100.00%
              ---------------------------------------------------
              MONY Assets Corp.                                      200,000    100.00%
              ---------------------------------------------------
                 MONY Benefits Management Corp.                        9,000    100.00%
                 ------------------------------------------------
              1740 Advisers, Inc.                                     14,600    100.00%
              ---------------------------------------------------
              MONY Securities Corporation                              7,550    100.00%
              ---------------------------------------------------
                 Trusted Insurance Advisers General
                    Agency Corp.                                       1,000    100.00%
                 ------------------------------------------------
                  Trusted Investment Advisers Corp.                        1    100.00%
                 ------------------------------------------------


-  As of February 18, 2005, MONY Realty Capital, Inc. was sold.
-  As of February 2005, MONY Realty Partners, Inc. was dissolved
- MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLC and an individual holds one share of it stock for Jamaican regulatory reasons.
- MONY Consultoria e Corretagem de Seguros Ltda., is 99% owned by MONY International Holdings, LLC and an individual holds one share of it stock for Brazilian regulatory reasons.
- Financial Marketing Agency, Inc., is 99% owned by MONY International Holdings, LLC and an individual in Ohio holds one share of it stock for regulatory reasons.
-  Enterprise Accumulation Trust was merged into EQAT on July 9, 2004
-  MONY Series Funds, Inc. was merged into EQAT on July 9, 2004
-  As of August 31, 2006, Sagamore Financial LLC was dissolved
-  MONY Benefits Service Corp. was sold on January 26, 2007.
- As of November 30, 2007, MONY Holdings LLC merged into AXA Equitable Financial Services, LLC.
-  MONY Bank & Trust Company of the Americas, Ltd. changed its name to MBT Ltd.

Item 27. Number of Contractowners

         As of the date of this filing, there were no Qualified Contract owners and/or Non-Qualified Contract owners of the contracts offered by the Registrant.

Item 28. Indemnification

     (a) Indemnification of Directors and Officers

         The By-Laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                 (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

               (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

                      (b) To the extent permitted by the law of the State of New
                          York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

         The directors and officers of AXA Equitable are insured under policies issued by Lloyd's of London, X.L. Insurance Company, Arch Insurance Company, Endurance Insurance Company, U.S. Specialty Insurance, St. Paul Travelers, Zurich Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure that officers and directors against certain liabilities arising out of their conduct in such capacities.

     (b) Indemnification of Principal Underwriters

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC and AXA Advisors, LLC.

     (c) Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriters

     (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, are the principal underwriters for Separate Accounts 49 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A and MONY America Variable Account L. In addition, AXA Advisors is the principal underwriter for AXA Equitable's Separate Accounts 45, 301, A and I, and MONY's MONY Variable Account S, MONY America Variable Account S and Keynote Series Account. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC. is 1290 Avenue of the Americas, NY, NY 10104.

     (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.


(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Director and Senior Vice President

*Andrew J. McMahon                    Chairman of the Board and Director

*Christine Nigro                      President and Director

*Richard S. Dziadzio                  Director

*Barbara Goodstein                    Director

*James A. Shepherdson                 Director

*William Degnan                       Senior Vice President

Jeffrey Green                         Senior Vice President
4251 Crums Mill Road
Harrisburg, PA 17112

*Kevin R. Byrne                       Executive Vice President and Treasurer

*William McDermott                    Executive Vice President

*Mark D. Godofsky                     Senior Vice President and Controller

*Patricia Roy                         Chief Compliance Officer

*Philip Pescatore                     Chief Risk Officer

*Mary Beth Farrell                    Director and Vice Chairman

*Maurya Keating                       Vice President and Associate
                                      General Counsel

*Anthony Sages                        Chief Sales Officer

*Mark Godofsky                        Senior Vice President and Controller

*Camille Joseph Varlack               Assistant Vice President,
                                      Secretary and Counsel

*Francesca Divone                     Assistant Secretary


(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA DISTRIBUTORS, LLC)
----------------                      --------------------------------------

*James A. Shepherdson                 Director and Chairman of the Board,
                                      President and Chief Executive Officer

*Philip Meserve                       Director and Executive Vice President of
                                      Business Development

*William Miller, Jr.                  Director, Executive Vice President and
                                      Chief Sales Officer

*Michael Gregg                        Executive Vice President

*Gary Hirschkron                      Executive Vice President

*Mitchell Waters                      Senior Vice President and National Sales
                                      Manager

*Michael McCarthy                     Senior Vice President and National Sales
                                      Manager

*Kirby Noel                           Senior Vice President and National Sales
                                      Manager

*Joanne Petrini-Smith                 Executive Vice President

*Lee Small                            Senior Vice President and
                                      National Sales Manager

*Anthea Perkinson                     Senior Vice President and National
                                      Accounts Director, Financial Institutions

*Nelida Garcia                        Senior Vice President

*Eric Alstrin                         Senior Vice President

*Daniel Faller                        Senior Vice President

*Peter Golden                         Senior Vice President

*David Kahal                          Senior Vice President

*Kevin Kennedy                        Senior Vice President

*Diana Keary                          Senior Vice President

*Harvey Fladeland                     Senior Vice President

*John Leffew                          Senior Vice President

*Andrew Marrone                       Senior Vice President

*Kevin Molloy                         Senior Vice President

*Marian Sole                          Senior Vice President

*Richard Sunden                       Senior Vice President

*Mark Teitelbaum                      Senior Vice President

*Nicholas Volpe                       Senior Vice President

*Camille Joseph Varlack               Assistant Vice President, Secretary
                                      and Counsel

*Ronald R. Quist                      Vice President and Treasurer

*Norman J. Abrams                     Vice President and General Counsel

*Nicholas Gismondi                    Vice President and Chief Financial Officer

*Gregory Lashinsky                    Assistant Vice President - Financial
                                      Operations Principal

*Francesca Divone                     Assistant Secretary

         (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30.  Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable Life Insurance Company at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, MO, 64105.


Item 31. Management Services

         Not applicable.


Item 32. Undertakings

The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          AXA Equitable represents that the fees and charges deducted under the Certificates described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective Certificates.

          The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b)of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

                                   SIGNATURES



     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Amendment to the Registration Statement to be signed on its behalf, in the City and State of New York, on this 23rd day of October, 2009.




                               SEPARATE ACCOUNT No. 49 OF
                               AXA EQUITABLE LIFE INSURANCE COMPANY
                                           (Registrant)

                               By: AXA Equitable Life Insurance Company
                                           (Depositor)


                               By: /s/ Dodie Kent
                                  ---------------------
                               Dodie Kent
                               Vice President and Associate General Counsel
                               AXA Equitable Life Insurance Company

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, has caused this Amendment to the Registration Statement to be signed on its behalf, in the City and State of New York, on this 23rd day of October, 2009.




                                         AXA EQUITABLE LIFE INSURANCE COMPANY
                                                    (Depositor)


                                         By: /s/ Dodie Kent
                                            ---------------------------------
                                            Dodie Kent
                                            Vice President and
                                            Associate General Counsel
                                            AXA Equitable Life Insurance Company



         As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Richard S. Dziadzio                       Executive Vice President and
                                           Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and
                                           Chief Accounting Officer


*DIRECTORS:

Christopher M. Condron       Mary R. (Nina) Henderson     Joseph H. Moglia
Henri de Castries            James F. Higgins             Lorie A. Slutsky
Denis Duverne                Peter S. Kraus               Ezra Suleiman
Charlynn Goins               Scott D. Miller              Peter J. Tobin
Anthony J. Hamilton





*By: /s/ Dodie Kent
     ------------------------
         Dodie Kent
         Attorney-in-Fact

October 23, 2009.

                                 EXHIBIT INDEX


EXHIBIT NO.                                                          TAG VALUE
-----------                                                          ---------
9.           Opinion and Consent of Counsel                          EX-99.9
10.(a)       Consent of PricewaterhouseCoopers LLP                   EX-99.10a
10.(b)       Powers of Attorney                                      EX-99.10b
26.          AXA Group Organizational Charts January 1st, 2009       EX-99.26